SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7630	E-MAIL ADDRESS lchen@stblaw.com

June 16, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director
Ms. Jennifer Thompson, Accounting Branch Chief
Mr. Dietrich King, Legal Branch Chief
Ms. Lisa Kohl, Senior Attorney
Mr. Jarrett Torno, Staff Accountant

Re:	Alibaba Group Holding Limited
Amendment No. 1 to Registration Statement on Form F-1
File No. 333-195736

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith 20 courtesy copies of Amendment No. 1, which has been marked to show changes to the Company’s Registration Statement initially filed with the Commission on May 6, 2014 (the “May 6 Filing”). We are requesting confidential treatment for the materials being submitted supplementally in response to comment 64 of the letter dated June 2, 2014 from the Staff (the “June 2 Comment Letter”).

Leiming Chen  Philip M.J. Culhane  Daniel Fertig  Anthony D. King  Celia C.L. Lam  Chris K.H. Lin  Sinead E. O’Shea  Jin Hyuk Park

Kathryn King Sudol  Christopher K.S. Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK        BEIJING        HOUSTON    LONDON         LOS ANGELES        PALO ALTO        SÃO PAULO        SEOUL        TOKYO

WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

On behalf of the Company, we wish to thank you and the other members of the staff of the Commission (the “Staff”) for your prompt review of the May 6 Filing.

The Company currently contemplates, subject to the resolution of the Staff’s comments on the Company’s Registration Statement and market conditions, commencing its road show activities in late July 2014 and completing the initial public offering in the first week of August 2014. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this contemplated offering timetable.

The Company has responded to the Staff’s comments contained in the June 2 Comment Letter by revising the May 6 Filing or providing explanations in response to the comments. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the May 6 Filing to include (i) its audited consolidated financial statements as of and for the fiscal year ended March 31, 2014 and related disclosure; and (ii) other information and data to reflect new developments since the May 6 Filing as well as generally to update the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments in the June 2 Comment Letter. The Staff’s comments are retyped below for your ease of reference and are followed by a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the disclosure addressing a particular comment appears.

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Prospectus Summary, page 1

1.	We note references throughout your prospectus to third-party sources, including iResearch, Euromonitor International, and China Internet Network Information Center, among others, for statistical, qualitative and comparative statements contained in your prospectus. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon. Please also disclose the “industry sources” to which you refer and tell us if any reports to which you refer were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

In response to the Staff’s comment, the Company has attached as Appendix 1 to this letter copies of the materials that support the third-party statements that appear in the Registration Statement, marked in accordance with the Staff’s request. In addition, the Company has updated the disclosure throughout the Registration Statement to identify International Data Corporation, or IDC, as the “industry source” referenced in the Staff’s comment above. The Company advises the Staff that none of the reports referenced in the Registration Statement were commissioned by the Company. The Company further advises the Staff that, with respect to the “IDC GMV Report” referenced on the table of contents page and pages 1, 86 and 132, among others, IDC undertook an

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industry study of GMV upon the request of the Company. The Company paid a fee in connection with this report. IDC prepared the report independently. Because of the independent nature of the report, IDC does not view it as a commissioned report. The Company understands that IDC has made the report publicly available for a subscription fee and that going forward, IDC will continue to regularly update and publish this report or similar reports. The Company has clarified the foregoing on the table of contents page and has filed IDC’s consent as Exhibit 23.4 of Amendment No. 1.

Our Business, page 1

2.	Please disclose the basis upon which you characterize Alipay as your “related company.” In this regard, we note your statement on page 10 that you “do not have any ownership interest in, or control over” Alipay and your statement on page F-33 that you have not “consolidated or equity accounted for the entities engaging in Payment Services because [you have] no direct and indirect investment in and [do] not control or have significant influence over Alipay Holdco, Alipay and their subsidiaries.”

In response to the Staff’s comment, the Company has added disclosure on page 2 to clarify the basis upon which it considers Alipay a related company.

Our Key Metrics, page 2

Our Scale and Size, page 3

3.	Regarding the “countries where buyers are located” information in the footnote, please place this information in context by clarifying why the 190+ number is significant. In this regard we note, for example, that by revenue, international commerce appears to be of declining significance to you.

In response to the Staff’s comment, the Company has added additional context in the footnote on pages 4 and 135. Supplementally, the Company advises the Staff that the global reach of the Company is relevant to the Company’s disclosures in that, as disclosed in “Our Strategies”, cross-border commerce is expected to be one of the key areas of the Company’s focus going forward.

Our Strategies, page 6

4.	Please disclose what you mean by “natural cross-border linkages” in this context. We note the example you provide, but it remains unclear why such linkages are “natural” and why “natural” linkages are advantageous.

In response to the Staff’s comment, the Company has revised the relevant language on page 8 to clarify the disclosure.

SIMPSON THACHER & BARTLETT

Alibaba Partnership, page 7

5.	Please disclose in the first bullet in the bulleted list at the bottom of page 7 with whom new partners must have “not less than five years of tenure.”

In response to the Staff’s comment, the Company has provided the requested disclosure on page 9.

6.	Please disclose that you expect to enter into voting agreements with SoftBank and Yahoo in connection with this offering, in which you expect SoftBank and Yahoo to agree to vote their shares in favor of the Alibaba Partnership nominees, and whether such agreements will assure shareholder approval of the Alibaba Partnership nominees.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 9.

Corporate History and Structure, page 8

7.	Please include in the timeline beginning on page 8 the separation of Alipay from Alibaba Group.

In response to the Staff’s comment, the Company has added the requested disclosure on page 10.

8.	Please disclose in this section the amount of assets held by your VIEs and the amount of revenue generated by such VIEs.

In response to the Staff’s comment, the Company has added the requested disclosure on page 11.

Conventions that Apply to this Prospectus, page 9

9.	Please consider adding here, or in appropriate place in your prospectus, the following references: ISV and SME, as you reference these terms on pages 3 and 59 without explaining the meaning of such terms.

In response to the Staff’s comment, the Company has added the definitions of ISV and SME to the conventions section on page 12.

Summary Consolidated Financial and Operating Data, page 14

10.	We note your disclosure of pro forma earnings per share on page F-51. Since this pro forma amount best represents the capital structure into which your investors will buy, please consider disclosing pro forma earnings per share wherever historical earnings per share is presented, such as on pages 15, 77 and F-3.

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In response to the Staff’s comment, the Company has added the requested disclosure to pages 17, 81 and F-3.

Risk Factors, page 20

We rely on Alipay to conduct substantially all of the payment processing, page 23

11.	Please describe the impact of the “lower limits” that certain large commercial banks in China imposed on amounts that may be transferred by automatic payment from customers’ bank accounts to Alipay.

In response to the Staff’s comment, the Company has added disclosure to page 26 to describe the impact of the transfer limits set by certain large commercial banks in China.

Industry Data and User Metrics, page 59

12.	You indicate that a limitation of calculating GMV is that it does not take into account how, or whether, the buyer and seller settle the transaction. Please tell us why your calculation of GMV does not include only settled transactions and tell us how GMV provides material information about changes in your results. For example, we note from your disclosures beginning on page 84 that commission revenue is earned from fees based on a percentage of settled GMV.

The Company respectfully advises the Staff that, among e-commerce companies, it is the industry standard to calculate GMV without taking into account the actual settlement of transactions.

For instance, on page 5 of its most recent annual report on Form 10-K filed with the Commission on January 31, 2014, eBay Inc. defined GMV as “the total value of all successfully closed items between users on our Marketplaces trading platforms …. during the applicable period, regardless of whether the buyer and seller actually consummated the transaction.” (emphasis added) (See http://www.sec.gov/Archives/edgar/data/1065088/000106508814000010/ebay201310-k.htm). JD.com, a China-based e-commerce company, on page 9 of the prospectus used in connection with its recent initial public offering, defined GMV as “the total value of all orders placed on our website and mobile applications, including orders for products and services placed in our online direct sales business and on our online marketplace, regardless of whether the goods are sold or delivered or whether the goods are returned.” (emphasis added) (See http://www.sec.gov/Archives/edgar/data/1549802/000104746914005115/a2220275z424b4.htm). The Company believes that its calculation of GMV, which is based on the value of confirmed orders, is in line with industry standards and is similar to the two above referenced metrics in that settlement of the underlying transaction is not taken into account.

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The Company also advises the Staff that buyers and sellers settle their transactions through the Company’s related company Alipay or through other means, including the use of cash payments. Accordingly, consistent with the practice followed by its peers in the e-commerce industry, the Company calculates GMV on the basis of transactions entered into on its marketplaces regardless of whether there is settlement between the buyer and seller.

The Company considers GMV to be the key metric that provides material information about the Company’s business because it measures the activity level, growth and overall health of the Company’s marketplaces and ecosystem. Although the Company’s commission revenue is based upon GMV settled through Alipay, the Company derives the majority of its revenues from other sources, including performance-based online marketing services that are not dependent on the actual settlement of transactions and which correlate strongly with GMV. The Company believes that GMV, which is the key metric that management reviews, is a significant factor for investors in evaluating the performance of the Company’s marketplaces and business.

Use of Proceeds, page 60

13.	We note you intend to invest the net proceeds in short-term, interest bearing, debt instruments or bank deposits. Please expand to disclose whether the proceeds will be invested inside or outside of China and disclose any restrictions in transferring the funds to China in dollars or RMB.

In response to the Staff’s comment, the Company has added disclosure on page 64 to clarify that it currently intends to use the net proceeds from the offering outside of China. The Company has also added disclosure explaining the relevant transfer restrictions that would be applicable should it choose to transfer the funds into China in dollars or in Renminbi.

Enforcement of Civil Liabilities, page 67

14.	Please disclose whether a treaty or other form of reciprocity exists between China and the Cayman Islands.

The Company has been advised by its PRC and Cayman Islands counsel that no such treaty or other form of reciprocity exists. In response to the Staff’s comment, the Company has added the relevant disclosure to page 71.

Our History and Corporate Structure, page 69

15.

Please provide an organizational chart in which you identify the consolidated entities, the domicile of each of the entities, the parties to the VIE contracts, the VIE shareholders, and their ownership percentages in the various entities. You may aggregate inconsequential and shell entities where appropriate. Please

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identify any relationships among the parties and indicate in the chart where you consolidate an entity’s net assets and/or operations through equity ownership versus contract.

In response to the Staff’s comment, the Company has added to the disclosure on pages 76, 77 and 78 move details concerning its material variable interest entities, including their identities, domicile, the parties to the VIE contracts and the VIE shareholders and their ownership percentages in the various entities. The Company notes that none of the variable interest entities constitutes a significant subsidiary as defined under Rule 1-02 of Regulation S-X under the Securities Act.

The Company respectfully advises the Staff that, due to the large number (approximately 230) of subsidiaries and variable interest entities within its group, the Company does not believe that an organizational chart will be useful to investors, particularly in light of the additional disclosure contained in Amendment No. 1. The Company further respectfully advises the Staff that it included a list of its significant subsidiaries, as such term is defined under Rule 1-02 of Regulation S-X under the Securities Act, including name, country of incorporation and proportion of ownership interest, on pages 71 and 72 of the May 6 Filing pursuant to Item 4.C of Form 20-F. In addition, the Company filed as Exhibit 21.1 to the May 6 Filing a list of its significant subsidiaries and consolidated entities. Accordingly, the Company believes that with the additional disclosure concerning the variable interest entities, it has complied with applicable disclosure rules and provided sufficient information for investors to understand the primary corporate entities through which it operates its business.

Our Corporate Structure, page 71

16.	On page 72 and elsewhere in your prospectus, you indicate that your VIEs are “generally” majority-owned by Jack Ma. If any VIEs material to your business are majority-owned by someone other than Mr. Ma, please disclose this fact and the entity or individual that controls such VIE.

The Company advises the Staff that all of its material variable interest entities are either 80%- or 90%- owned by Jack Ma, and accordingly it has clarified the disclosure on pages 10 and 76 and specified his as well as Simon Xie’s ownership percentages on page 76.

Selected Consolidated Financial and Operating Data, page 76

17.	Please disclose capital stock and the number of your ordinary shares as required by Item 3.A.2 of Form 20-F.

In response to the Staff’s comment, the Company has added the requested disclosure to pages 20 and 84.

SIMPSON THACHER & BARTLETT

Selected Operating Data, page 81

18.	Please quantify the metrics in Selected Operating Data for fiscal 2012 to allow for comparability of all periods presented. Additionally, as it appears the number of paying members could provide additional insight into the underlying drivers behind your results, please disclose this metric or tell us why you believe disclosure is not necessary. Finally, please tell us why you have not disclosed key metrics for analyzing pay-for-performance and display marketing services revenues, such as mobile MAUs, average cost-per-click paid, and number of impressions.

The Company has added metrics for the three month period ended March 31, 2014 and accordingly, it believes that comparable metrics across each period have now been presented.

Furthermore, as described in the Company’s responses to a number of the Staff’s other comments, the Company has included in Amendment No. 1 a number of new operating metrics and expanded its operational and performance disclosures, including (i) GMV generated on each of Taobao Marketplace and Tmall, (ii) the key revenue streams of the Company’s China commerce retail revenue, namely online marketing services, commissions and others, and (iii) the Company’s mobile revenues and mobile monetization metrics. The Company respectfully advises the Staff that mobile MAUs are disclosed on pages 4, 7, 135 and 143. The Company respectfully advises the Staff that it believes it has provided investors with the key metrics management views as material to understanding the Company’s business, financial condition and results of operation.

With respect to the Staff’s comment regarding the number of paying members, the Company respectfully advises the Staff that the number of paying members is a metric applicable only to its wholesale marketplaces, which accounted for only 11.8% of the Company’s total revenue and accounted for approximately 1% of the Company’s revenue growth in the fiscal year ended March 31, 2014. Furthermore, as disclosed on page 90, going forward the Company may also generate revenue on its China wholesale marketplaces through other forms of monetization, thereby further reducing the significance of the number of paying members. As such, the Company respectfully submits that management does not consider the number of paying members to be a key metric or material information to investors’ understanding of the Company’s overall business, and accordingly does not propose to disclose it.

With respect to the Staff’s comment regarding key metrics for analyzing pay-for-performance and display marketing services revenue, the Company respectfully advises the Staff that it does not view average cost per click paid or number of impressions as key metrics, but rather focuses on the total amount of products and services transacted on its marketplaces (i.e. GMV) as a driver of its revenue. The Company’s revenue is essentially the fees sellers are willing to pay to distribute and promote their products and services, build their brands and acquire more customers through the Company’s marketplaces. The willingness of a seller to pay such fees is a function of the GMV the seller expects to generate on the Company’s marketplaces. These fees could be derived from online marketing services, commissions, or from various other fee-based services that the Company may provide to sellers. Although the mix of services chosen by a seller to achieve its business goals and promote its products and storefronts can shift over time, any shift in the methods by which the Company achieves monetization is not necessarily indicative of a meaningful trend in the Company’s business. Rather, it is GMV that drives the Company’s revenue generating activities.

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In short, the Company does not disclose the other metrics mentioned by the Staff as the Company does not itself manage its business through such metrics. The Company has considered the guidance of SEC Release 33-8350, including in particular Sections III B.1 through B.3, in determining which metrics to disclose as material to investors in understanding its business. If a particular trend or uncertainty regarding the Company’s business emerges where disclosure of additional metrics would be useful to understand the impact on the Company’s business, the Company would be mindful of its obligation to provide appropriate disclosure regarding such trend or uncertainty and the related metrics, if material.

19.	Please tell us the amount of revenue recognized for storefront fees for Wangpu for each of the periods presented. If storefront fees revenue is material to total revenue, please disclose the number of subscribers and/or the membership renewal rate for each period presented to provide greater insight into the underlying drivers of this revenue.

The Company advises the Staff that for the fiscal years ended March 31, 2012, 2013 and 2014, storefront fees for Wangpu were RMB631 million, RMB862 million and RMB867 million, respectively, or 3.2%, 2.5% and 1.7% of total revenue in the same periods, respectively. The Company further advises the Staff that storefront fees for Wangpu have been included in “Others” under the Company’s China commerce retail business revenues, as disclosed on pages 104 and 108. The Company respectfully submits that, given that revenue from storefront fees represents a relatively small amount of the Company’s total revenue, it would propose not to disclose the other metrics referred to in the Staff’s comment. Furthermore, the Company does not expect Wangpu to become a material source of revenue in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82

China Commerce Retail, page 84

20.	For your Taobaoke Program, please disclose the commission percentage range of GMV that is paid by sellers.

In response to the Staff’s comment, the Company has added disclosure to page 89 to explain that commissions on the Taobaoke program are set by the sellers and depend on the amount they are willing to pay to generate incremental sales through this channel and that the Company shares a significant portion of such commissions with third-party marketing affiliates. Supplementally, the Company respectfully advises the Staff that such commissions accounted for an immaterial portion of the Company’s total revenue in fiscal year 2014. Accordingly, the Company believes that disclosures of the specific commission range would not be meaningful to investors.

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21.	Please disclose how you determine the percentage of GMV that sellers on Tmall and Juhuasuan pay to you in a particular product category as commission, the average percentage commission that you receive from sellers on Tmall and Juhuasuan, and quantify the percentage of sales on such websites that are settled through Alipay.

In response to the Staff’s comment, the Company has disclosed the manner in which commission rates are determined for Tmall and Juhuasuan on page 89. This determination is influenced by the Company’s estimate of the industry profit margins in specific product categories as well as its strategic considerations. For example, for categories that typically have lower gross margins for the merchants, such as consumer electronics, the Company charges lower commission rates; whereas for categories, such as apparel, where gross margins are generally higher for the merchants, the Company charges higher commission rates.

Regarding the Staff’s comment concerning average commission rates, the Company respectfully advises the Staff that, as described in the Company’s response to comment 18 above, the Company derives revenue from a range of services and generally views revenue in terms of the aggregate amount of fees sellers are willing to pay for a variety of the Company’s services. Commissions are just one part of that overall amount, and accordingly the Company does not believe that providing the overall average commission rate for each marketplace would provide investors with an accurate picture of its business and operations. In addition, as noted in the Company’s response to comment 18 above, this is consistent with the way management views, manages and analyzes the Company’s business.

The Company respectfully notes that it has disclosed in Amendment No. 1 Tmall’s GMV as well as the amount of commission revenue generated from its China retail marketplaces, substantially all of which is related to Tmall. The Company also has disclosed the overall percentage of transactions on its China retail marketplaces that settle through Alipay on pages 25, 89 and 78, and that the settlement rates do not vary significantly across the different marketplaces.

International Commerce Retail, page 85

22.	Please quantify the percentage of sales from your international commerce retail marketplaces that are settled through Alipay. Please also disclose the instances in which the commissions generated would be other than 5% of GMV.

In response to the Staff’s comment, the Company has revised page 90 to disclose the percentage of GMV generated on AliExpress that was settled through Alipay and to clarify that the commission rate is 5%. In addition to paying the 5% commission, sellers on AliExpress have the option to market their products through a third-party marketing affiliate program similar to that offered on the Company’s China retail marketplaces, and the Company has clarified the disclosure on page 90 to address this point.

SIMPSON THACHER & BARTLETT

Our Operating Philosophy, page 86

23.	Please confirm in the filing that the “operating metrics” for which you ask managers to be accountable are the same metrics described elsewhere in this prospectus, or disclose the operating metrics for which managers are accountable.

The Company respectfully advises the Staff that the primary metrics for which the Company’s managers are generally held accountable are the metrics disclosed in the prospectus or sub-components of such metrics. The Company does not believe that any more granular information would provide meaningful disclosure and it believes that, with the additional GMV, revenue stream and mobile metrics disclosed in Amendment No. 1, it has disclosed the key metrics that are material to understanding the Company’s business from management’s perspective.

Importantly, the Company respectfully advises the Staff that the purpose of the disclosure under the caption “Our Operating Philosophy” on page 91 is to emphasize that the Company’s managers are not held to a “profit-and-loss” standard in running any given business unit because the Company does not manage its business in that manner, as discussed in further detail in the Company’s response to comment 64 below. The Company has added disclosure on page 91 to further clarify its operating philosophy.

Our Ability to Achieve and Increase Monetization, page 86

24.	Please disclose how the category mix of GMV transacted on your marketplaces impacts monetization by giving examples of product mixes that are more or less likely to impact GMV.

In response to the Staff’s comment, the Company has revised the disclosure on page 89. The Company also refers the Staff to the Company’s response to comment 21 above, where the Company discusses the impact of product mix on its ability to generate commission-based revenue.

PRC Income Tax, page 90

25.	With a view to appreciating how your EIT Rates will increase, if material please provide additional disclosure regarding the “major subsidiary” that will no longer be exempt from paying EIT and how this will impact your effective tax rate in future reporting periods.

In response to the Staff’s comment, the Company has amended the disclosure on page 96.

SIMPSON THACHER & BARTLETT

Recent Investment, Acquisition and Strategic Alliance Activities, page 91

26.	Please provide an overview regarding the way in which the acquisitions discussed in this section fit into your overall business plan and interact with your current operations, and the way in which such acquisitions impact your liquidity. Please refer to Item 5.D of Form 20-F.

In response to the Staff’s comment, the Company has amended the disclosure on pages 97 and 98 to provide the requested overview and discussion of the impact of these acquisitions and investments on the Company’s liquidity.

Results of Operations, page 94

Comparison of Nine Months Ended December 31, 2012 and 2013, page 95

Revenue, page 95

27.	We note you attribute the 65.5% increase in your China commerce retail business to an increase in GMV transacted on those marketplaces and the increased proportion of GMV transacted on Tmall. One of the principal objectives of MD&A is to give readers a view of your company through the eyes of management by providing both a short and long-term analysis of the business. To do this, you should identify and address those key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of your company. Please revise your disclosure to provide a more detailed analysis of the underlying reason(s) for the increase, including why you believe the GMV transacted on your marketplaces increased and why you believe an increased proportion was transacted on Tmall.

In response to the Staff’s comment, the Company has added more detail throughout the MD&A section regarding the qualitative and quantitative factors affecting its results of operations, including additional analysis of the increase in GMV and the increase in GMV transacted on Tmall in particular. Please refer to the revised disclosure on pages 104, 108 and 109 as well as the tables on pages 21, 84 and 114. The Company also advises the Staff that it has added a number of key metrics and variables, including the GMV of each of Taobao Marketplace and Tmall as well as information about mobile GMV and mobile revenue to aid in the discussion of the MD&A.

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28.	We note your analysis of revenue for your China commerce retail business, which represents the significant majority of consolidated revenues. Based on your disclosure on page 100 concerning your increase in online marketing services revenue, you appear to monitor changes in revenue streams, such as online marketing and commissions. If so, please disclose management’s analyses of changes in each significant revenue stream.

In response to the Staff’s comment and to comment 70 below, the Company has included additional discussions in the MD&A section regarding management’s analysis of changes in significant revenue streams, including online marketing and commissions. The Company refers the Staff to the revised disclosure on pages 104, 108 and 109. The Company has also added discussions of mobile revenue as noted in the response to comment 30 below.

29.	We note your statement that there was a beneficial impact on the revenue of your China commerce retail business in fiscal 2014 due to an increased proportion of GMV being transacted on Tmall. We also note your disclosure on page 86 that your revenues will be positively affected as the GMV contribution of Tmall increases as a portion of total GMV because merchants on Tmall generally pay marketing service fees in addition to commissions, resulting in higher average revenue for the same amount of GMV as compared to Taobao Marketplace. Given this difference between Tmall and your other China retail marketplaces, and to provide your investors with a view of your company through the eyes of management, please disclose your analysis of changes in the revenues earned from each of your China retail marketplaces. Additionally, as you appear to consider the GMV transacted on each of your retail marketplaces in analyzing your results of operations, please revise your disclosure to quantify the GMV transacted on each of your relevant retail marketplaces on a comparable basis for the periods presented or tell us why such disclosure is not appropriate.

The Company advises the Staff that it has clarified the sentence on page 86 of the May 6 Filing noted in the Staff’s comment to indicate that the average amount of revenue it generates from Tmall merchants is higher than from Taobao Marketplace merchants for the same amount of GMV. In addition, the Company notes that while increased GMV transacted on Tmall has a beneficial impact on, or corresponds positively to, revenues, that revenue is not necessarily best viewed as “Tmall’s revenue” because the increased GMV transacted on Tmall could have resulted partially from listings displayed on Taobao Marketplace. From an economic point of view, P4P revenue entails a traffic acquisition cost that Tmall would have had to pay to Taobao Marketplace if Tmall and Taobao Marketplace had been independent third parties. Moreover, because the revenue generated from a certain merchant cannot be meaningfully allocated to a particular marketplace, the Company does not view its revenue streams in terms of revenue from Taobao Marketplace and revenue from Tmall. The Company refers the Staff to the added disclosure on page 91 that describes cross-promotions and the provision of services across these marketplaces. This interconnectedness of the Company’s marketplaces make it difficult to ascribe revenue to a certain marketplace in a way that is meaningful. Thus, the Company has not allocated its China retail revenue by specific marketplace.

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In response to the Staff’s comment, the Company has separately disclosed GMV generated on Taobao Marketplace and Tmall to give investors additional disclosure and trend information regarding its two major marketplaces. The Company refers the Staff to pages 21, 84, 104, 108 and 109 where the Company has disclosed GMV from each of Taobao Marketplace and Tmall and included analysis of the trends and changes relating thereto. The Company has also noted on pages 21, 84 and 151 that GMV for Juhuasuan is allocated to either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the promoted storefront is located.

Furthermore, as noted in the responses to comment 28 above and comment 30 below, the Company has added disclosure on pages 92, 104 and 108 concerning the key revenue streams of its China commerce retail revenue – online marketing services, commissions and others – as well as metrics concerning mobile revenue to provide further information about the Company’s business and financial results that it believes may provide meaningful and significant further insights to investors.

30.	We note your disclosure on page 81 and throughout your registration statement regarding the trend of an increasing percentage of GMV transacted on mobile devices, culminating with mobile transactions constituting 19.7% of total GMV for the three months ended December 31, 2013. Please tell us whether you separately track revenue derived from transactions executed on mobile platforms as opposed to non-mobile platforms. If so, please disclose this information and quantify, if possible, differences in monetization between mobile as compared to non-mobile platforms. Please also disclose the rates at which mobile GMV generated from the mobile platforms relating to Taobao and the mobile platforms relating to Tmall are increasing.

In response to the Staff’s comment, the Company has disclosed mobile revenue as well as other related data concerning mobile monetization in Amendment No. 1. The Company refers the Staff to the table that has been added to page 92 in the discussion of mobile monetization. The Company has also added a discussion and analysis of mobile monetization trends on pages 104 and 109. As noted in the Company’s response to comments 27 and 29 above, the Company has disclosed the GMV transacted on each of Taobao Marketplace and Tmall. However, as detailed in the Company’s response to comments 18 and 29 above, the Company does not believe that disclosure of revenues attributable to each of those marketplaces provides useful guidance to investors because the Company cannot meaningfully attribute revenue to a particular marketplace.

The Company believes that its proposed disclosure on mobile metrics, including mobile revenue, mobile GMV and mobile monetization rates, provides investors with meaningful insights into the Company’s mobile business, including the primary metrics used by management to evaluate its mobile business.

SIMPSON THACHER & BARTLETT

Product Development Expenses, page 97

31.	We note your disclosure that product development expenses increased, largely due to an increase in payroll and benefits expense, including share-based compensation expense. This disclosure appears to state the types of expenses that increased as opposed to the underlying reason(s) for the increase. Please disclose management’s analysis of why these types of expenses increased. Here and throughout your analysis of results, when you list multiple sources that contributed to a material change in your results, please quantify the amount attributable to each factor if practicable. Refer to Item 5.A of Form 20-F, SEC Release 33-8350, and Section III.D of SEC Release 33-6835.

In response to the Staff’s comment, the Company has revised the MD&A section to provide additional detail regarding the reasons for the changes and also to quantify the amounts attributable to each factor where practicable. The Company refers the Staff to the revised disclosure on pages 105, 106, 110 and 111.

Liquidity and Capital Resources, page 106

32.	We note that you have US$8.0 billion outstanding in bank borrowings. We further note on page 50 that foreign exchange transactions under the capital account, including loans, remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since there appear to be restrictions on your ability to use RMB-denominated balances to satisfy the U.S.-denominated bank borrowings, please disclose your intent and any uncertainties around your ability to repay these borrowings with cash generated from your operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 118 to discuss its intent regarding the repayment of its U.S. dollar-denominated borrowings with reference to the relevant restrictions that could apply.

33.	We note your statement on page 106 that you believe that your “current levels of cash and cash flows from operations and from existing credit facilities will be sufficient to meet [your] anticipated cash needs for at least the next twelve months.” However, we also note that it appears that you drew down the remaining capacity on your US$8.0 billion credit facility in April 2014. As the credit facility has been fully drawn down, please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 116.

SIMPSON THACHER & BARTLETT

Contractual Obligations, page 108

34.	You disclose in footnote (1) to your table of contractual obligations that you have not included estimated interest payments as the borrowings are based on floating interest rates. To the extent estimated interest is a material cash commitment, please revise to disclose it along with any assumptions you have made with respect to the interest rate in developing the estimate. Interest may be disclosed in a footnote to this table provided that you use the same periods seen in the table. Please refer to footnote 46 to our Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 118.

35.	Please quantify the portion of the losses that you will be required to absorb in an event of default related to the outstanding portion of loan receivables discussed on page 109.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 119.

Holding Company Structure, page 110

36.	Please describe the restrictions imposed by the US$8.0 billion credit facility on your and certain of your subsidiaries’ ability to pay dividends.

The Company advises the Staff that there is no direct restriction concerning the payment of dividends under its credit facility. The Company has revised the relevant disclosure on page 120 to add a discussion of the restricted cash account requirements under the agreement.

Critical Accounting Policies and Estimates, page 112

Recognition of Revenue, page 112

37.	To provide your investors with additional disclosure regarding the impact that your identified critical judgments and estimates may have on your results, please more clearly disclose the revenue streams to which your current disclosures apply.

In response to the Staff’s comment, the Company has provided additional disclosure on page 123 to clarify the application of recognition of revenue policies to different revenue streams.

SIMPSON THACHER & BARTLETT

Business, page 122

General

38.	We note that Alibaba.com lists products from, and suppliers in, Iran, Syria, Sudan and Cuba, and includes information on buying and importing products in those countries. Please tell us about any contacts with Iran, Syria, Sudan and Cuba, and their governments, whether through subsidiaries or affiliates, including Alipay and China Smart Logistics. For instance, you disclose that Alipay processes substantially all of the payments on your marketplaces, and a 2012 news article reports postings on your website by Iranian traders offering to conduct transactions through Mir Business Bank, a subsidiary of U.S.-sanctioned state-owned Bank Melli Iran.

The Company advises the Staff that neither the Company nor its subsidiaries, nor any other legal entity majority owned by the Company has any assets, operations, employees, or agents in Cuba, Iran, Syria, or Sudan (the “Countries of Interest”). The Company further advises the Staff that none of the Company’s U.S. subsidiaries, and, to the best of the Company’s knowledge, none of its employees who are U.S. persons, are involved in prohibited dealings with the Countries of Interest. The Company advises the Staff that, to its best knowledge, neither the Company nor any of its subsidiaries has any contacts with the government of any Country of Interest except for in connection with protecting the Company’s intellectual property.

The Company notes that its China retail marketplaces accounted for 81.6% of the Company’s revenues in the fiscal year ended March 31, 2014. The Company also operates 1688.com, its China wholesale marketplace. In addition to its China marketplaces, the Company operates two global marketplaces – Alibaba.com and AliExpress.com – and Tmall Global, a platform for international brands to offer products to consumers in China, as more fully described below. The Company advises the Staff that the Company does not sell or attempt to sell any goods to any national, company or government from or representing the Countries of Interest.

Through Alibaba.com, small businesses can list their products for sale to companies in other countries. Sellers on Alibaba.com are typically based in China and other manufacturing countries. The Company advises the Staff that, as of June 3, 2014, Alibaba.com had over 65.7 million total members. Of these members, approximately 400,000 were from Countries of Interest, based on Internet protocol or physical address (3,911 from Cuba; 312,667 from Iran; 35,556 from Sudan; and 47,103 from Syria). This total constituted less than 0.7% of Alibaba.com’s total worldwide members. In addition, as of June 3, 2014, fewer than 400 of the Alibaba.com members in Countries of Interest were paying members (approximately 348 from Iran; nil from Cuba; 20 from Sudan; and 6 from Syria). Paying members pay for enhanced listings and other similar services on Alibaba.com. The Company advises the Staff that the Company’s aggregate revenue from members in Countries of Interest from 1999, when Alibaba.com was founded, through June 1, 2014 is less than US$1.2 million. The Company advises the Staff that the referenced news article regarding Iranian traders offering to conduct transactions through Mir Business Bank appears to refer to information shared on the Company’s Alibaba.com platform. The Company records do not indicate that there was any transaction through its platform relating to these offerings.

SIMPSON THACHER & BARTLETT

The Company notes that AliExpress.com is a global retail marketplace targeted at consumers worldwide. The platform enables consumers from around the world to buy directly from wholesalers and manufacturers, primarily based in China. The Company earns a fee, generally a percentage of the transaction amount, on transactions made on AliExpress.com. All AliExpress.com transaction fees are paid by the seller, and the Company does not earn any fees or commissions from purchasers on AliExpress.com. The Company advises the Staff that from the inception of AliExpress.com in 2010 through April 15, 2014, there were approximately 11,000 orders placed by purchasers from Countries of Interest, with an aggregate transaction value of approximately US$1,000,000.

The Company notes that Tmall Global was launched in early 2014 and is intended as a platform for global brands to sell to Chinese consumers. Sellers can pay to establish a storefront on Tmall Global. The Company advises the Staff that, from its inception through June 1, 2014, Tmall Global has had no transactions with individuals or entities in Countries of Interest.

The Company notes that in addition to the three international marketplaces, users outside of China who read the Chinese language and who have the means of payment to settle onshore transactions in China in Renminbi may conduct international transactions on Taobao Marketplace. The Company advises the Staff that, from January 1, 2011 through June 3, 2014, there were approximately 68,000 orders with an aggregate transaction value of approximately US$3.03 million from buyers in Countries of Interest. The Company does not earn commissions from transactions on Taobao Marketplaces but rather from online marketing services, fees of which are paid for by sellers located in China.

The Company has been advised by Alipay that, although Alipay processes payments for several of the online marketplaces operated by the Company, it strictly bans and screens for businesses with individuals and entities in Countries of Interest. The Company has also been advised by China Smart Logistics that China Smart Logistics does not conduct business with individuals or entities in Countries of Interest.

39.	We note postings on your website offering crude oil originating in Iran. We also note postings for products that may have weapons or military applications, including a product listed as having “use for uranium centrifuge, nuclear weapons.” Please tell us whether you have procedures or practices relating to the sale and purchase of Iranian petroleum and petrochemical products, or the sale of dual use products into Iran, Syria, Sudan or Cuba, and tell us whether China Smart Logistics facilitates delivery of or ships such products.

SIMPSON THACHER & BARTLETT

Dual Use Products

The Company advises the Staff that the People’s Republic of China (“China”) has reported to the U.N. Security Council Committee established pursuant to U.N. Resolution 1737 that:

China has established a comprehensive system of laws and regulations governing the export of nuclear material, missiles and related sensitive material. The regulatory scope of current Chinese export-control legislation is substantially the same as that of established international practice. On this basis China will continue to implement the resolution and the list of items embargoed for export to the Islamic Republic of Iran as determined by the committee.

The Company advises the Staff that it is committed to complying with all applicable laws implementing applicable U.N. Security Council Resolutions and applicable U.S. law as they relate to Iran as well as to the other Countries of Interest.

The Company further advises the Staff that the Company has banned or restricted the listing of dangerous and/or illegal products. The Company’s Product Listing Policy provides an overview of these prohibitions and restrictions (See: http://www.alibaba.com/help/safety_security/policies_rules/product_listing/003.html). In particular, uranium and uranium-related materials are banned as “Hazardous and Dangerous Materials” under clause 17 of the Product Listing Policy, and “firearms, ammunition, and weapons” are banned under clause 12 of the Product Listing Policy. The Company has also developed guidelines for other specific types of products (e.g., medical equipment, prescription medicine, etc.) (See: http://www.alibaba.com/help/safety_security/policies_rules/product_listing.html).

The actions taken by the Company’s Trust & Safety staff to implement the Product Listing Policy include:

•	Compiling a list of related keywords for the Company’s pre-posting filters;

•	Conducting regular online searches for listings made by members that have evaded filters; and

•	Regularly updating the filters with new keywords.

Any member found to be posting prohibited products will be subject to a progressive disciplinary system. Under this system, members are issued demerit points for each prohibited listing and subject to penalties ranging from a severe warning, to restricted account access and eventually account termination. Members whose accounts have been terminated are not permitted to re-register under a new account (See: http://www.alibaba.com/help/safety_security/policies_rules/product_listing/001.html).

The Company advises the Staff that, as noted above, none of the Company’s U.S. subsidiaries, and, to the best of the Company’s knowledge, none of its employees who are U.S. persons, are involved in prohibited dealings with Countries of Interest.

SIMPSON THACHER & BARTLETT

Iranian Petroleum and Petrochemical Products

The Company advises the Staff that it and its subsidiaries will take steps to ensure compliance with all applicable laws, rules and regulations concerning the sale of Iranian crude oil. To date, the Company has terminated from Alibaba.com’s membership three Iranian paying members (Global Gold Supplier) selling crude oil and one Mauritius paying member (Global Gold Supplier) who sold crude oil that originated from Iran. The Company has instituted a practice of terminating membership of any paying member known to engage in the trade of Iranian crude oil, petroleum products or petrochemical products, and intends to restrict paid membership to those members that do not engage in trade of Iranian crude oil, petroleum products or petrochemical products.

With respect to non-paying members, who can register on the Company’s website relatively easily, the Company advises the Staff that it will take the following steps:

•	Updating the Company’s product listing policy to prohibit listing of crude oil, petroleum products and petrochemical products that originate from Iran; and

•	Purchasing software to filter and prevent membership registration by individuals and entities on the Specially Designated Nationals List (which is similar to the procedure currently followed by Alipay).

China Smart Logistics

The Company has been advised by China Smart Logistics that China Smart Logistics does not facilitate delivery of or ship any products to or from Countries of Interest.

Company Overview, page 122

40.	Please disclose the extent to which the general mobile search offerings that you describe on page 123 impact your business.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 133 and made a conforming change on page 2.

Thriving Ecosystem with Powerful Network Effects, page 132

41.	Please disclose the way(s) in which Tmall and Juhuasuan source a significant amount of buyer traffic from Taobao Marketplace.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 142.

SIMPSON THACHER & BARTLETT

Our Ecosystem and Its Participants, page 136 Value Proposition to Sellers, page 137

42.	Please disclose the manner in which you are calculating the “100 million unique visitors per day” metric and disclose the reason you believe that this statistic is material to investors. In this regard, please disclose how your sellers “reach” buyers and why the number of unique visitors per day that sellers actually reached in December 2013 cannot be disclosed with more precision.

The Company respectfully advises the Staff that the unique visitor metric, or similar metrics with different names such as “daily active users”, is a commonly used metric in the Internet and e-commerce industries and such metrics are reported widely by Internet companies such as Facebook, Twitter and Weibo. The Company believes that unique visitors is similar to foot-traffic of a physical retail store, in that visitors come to the Company’s marketplaces to either browse or shop for products.

The Company measures unique visitors by (i) in the case of personal computers, by the number of users that logged in or, in the case of those who did not log in, by the “cookie” tracked on their personal computer device or (ii) in the case of mobile phone devices, the device’s unique identifier. The Company has added the definition of unique daily visitors to the conventions section on page 12. With regard to the number of unique visitors disclosed in the May 6 Filing, the Company advises the Staff that the Company calculated that, on average, approximately 106 million personal computer users visited the Company’s China retail marketplaces and an additional approximately 40 million mobile users visited Taobao Marketplace per day in December 2013. Because it is not possible for the Company to adjust for overcounting, such as when one individual visits its marketplaces using two different devices, or undercounting, such as when family members share a single log-in account, the Company conservatively estimated that there were over 100 million daily average unique visitors during that period.

The Company is disclosing this figure on a one-time basis as an additional data point demonstrating the scale and scope of its business. Accordingly, the Company respectfully requests that the Staff review the foregoing explanation on a supplemental basis.

Furthermore, the Company has revised the relevant statement on page 148 to avoid any confusion regarding the implication of the term “reach” with regard to the unique visitors.

Taobao Marketplace Case Studies, page 143

43.	Please tell us whether the customers highlighted in your case studies are aware of the inclusion of such case studies in the prospectus.

The Company respectfully advises the Staff that in each case where an individual was named in a case study, the Company notified such individual of the inclusion of the case study in the prospectus and received his or her consent. In cases where an individual was not named, the Company has the rights to use the information that has been disclosed in the Registration Statement.

SIMPSON THACHER & BARTLETT

Tmall Case Studies, page 148

Gap - Extending its online reach, page 148

44.	Please disclose in more detail the way that Gap “enhances its efficient operations through strategic marketing, utilizing data generated from Tmall and capitalizing on Tmall’s capability to display the right product at the right time,” and quantify the impact that the increase in the number of cities in which Gap’s products were sold had on Gap’s results of operations or revenues.

In response to the Staff’s comment, the Company has revised the disclosure on page 160 to provide more qualitative detail concerning how Gap was able to enhance its operations through Tmall. Regarding the financial information of Gap requested by the Staff, the Company respectfully advises the Staff that it does not possess or have the right to disclose such financial information. The Company notes that the disclosure highlights only the geographic expansion that Tmall enabled and does not make any claims regarding the impact on Gap’s financial results.

Customer Service, page 166

Return and exchange policy, page 166

45.	Please disclose whether you seek reimbursement from sellers for the funds transferred from the escrow account to buyers.

The Company advises the Staff that funds in the escrow account are deposited by the buyer, and accordingly the seller would be returning the buyer’s own funds. The Company does not have any capital at risk and therefore would not need to seek reimbursement from the seller over such funds.

Regulation, page 174

46.	Please revise your disclosure under this heading as follows:

•	Include a discussion of the Catalogue for the Guidance of Foreign Investment Industries and ensure that you make clear the level of foreign investment allowed for each of your significant subsidiaries discussed on page 71. If any investments require PRC government approval, disclose whether such approval has been obtained; and

In response to the Staff’s comment, the Company has added the requested disclosure on page 187.

SIMPSON THACHER & BARTLETT

•	Discuss how the regulations described in “PRC Business Tax” and “Foreign Exchange Regulation” impact your business.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 195 and 196.

Regulation Relating to our SME Loan Business, page 177

47.	Please describe in greater detail the types of guarantees provided by your SME loan business and the way in which the regulations described in this section impact such business. Please refer to Item 4.B.8 of Form 20-F.

In response to the Staff’s comment, the Company has added the requested disclosure on page 191.

Alibaba Partnership, page 186

48.	We note that you expect your amended articles of association to provide that the Alibaba Partnership will have the exclusive right to nominate a majority of the board. In light of the significance of this provision and in order for us to understand the relationship between you and the Alibaba Partnership, please provide us with a copy of the Alibaba Partnership Agreement, translated to English as necessary.

The Company notes the Staff’s comment and confirms that it will provide the Staff with a copy of the Alibaba Partnership agreement on a supplemental basis when the agreement that will be in effect as of the completion of the offering is in a substantially finalized form. The Company currently expects to be able to so provide a draft to the Staff at the time of its next filing.

49.	We also note that you have not disclosed the identities of the members of the Alibaba Partnership. If you do not intend to disclose the identities of such persons, please provide us with your analysis as to why the identities of the individual partners who collectively have the right to nominate a majority of your board of directors is not material to investors.

The Company has disclosed the identities and other information concerning the current members of the Alibaba Partnership on page 203.

50.	Please disclose in more detail the legal relationship of the Alibaba Partnership to the board of directors and your company. In addition, please disclose whether you believe there is potential for conflicts of interest between the Alibaba Partnership and the board.

SIMPSON THACHER & BARTLETT

In response to the Staff’s comment, the Company has provided additional disclosure on pages 201 and 202 to provide more detail regarding the Alibaba Partnership’s right to select a majority of the nominees. The Company has also revised the risk factor entitled “The Alibaba Partnership and related voting agreements will limit your ability to nominate and elect directors” starting on page 41 to describe potential conflicts of interest between the Alibaba Partnership and the board of directors of the Company and added a cross reference to this risk factor on page 202.

51.	Please disclose whether you expect that the Alibaba Partnership nominees for director will be comprised of members of the Alibaba Partnership.

In response to the Staff’s comment, the Company has added the requested disclosure on page 201.

52.	Please provide additional disclosure regarding the way in which the Alibaba Partnership structure ensures “excellence, innovation, and sustainability,” and the basis for your belief in this regard.

In light of the Staff’s comment, the Company has revised the relevant language on page 200 as well as provided additional disclosure in this section under the paragraph entitled “Bonus Pool” on pages 203 and 204 regarding how a partner’s contribution to the Company’s business and promotion of the Company’s mission, vision and values will be key factors in determining the level at which that partner participates in the bonus pool. The Company also refers the Staff to the paragraph entitled “Retirement and Removal” on page 204, which states that any partner may be removed upon the vote of a simple majority of all partners for any reason including failure to actively promote the Company’s mission, vision and values or failure to perform.

53.	Please disclose how “[t]he criteria and process the partnership applies to the election of new partners underscores accountability . . . to our customers, employees and shareholders.”

In view of the Staff’s comment, the Company has reordered and modified the disclosure under the paragraphs entitled “Nomination and Election of Partners” starting on page 200 to make it clearer that it is the Company’s belief that the criteria and procedures described in those paragraphs are designed to promote accountability as described therein. In addition, disclosure has been added in the paragraphs entitled “Director Nomination Rights” starting on page 201 to note that certain provisions in the Alibaba Partnership agreement, including those pertaining to the election of new partners, may be amended only with the consent of a majority of the Company’s independent directors.

SIMPSON THACHER & BARTLETT

Our Directors, page 189

54.	Please provide the service contract disclosure or appropriate negative statement required by Item 6.C.2 of Form 20-F.

The Company advises the Staff that, under its service agreements, it does not pay benefits to directors upon termination, and the Company has added a corresponding negative statement on page 211 in response to the Staff’s comment.

Taxation, page 233

55.	Please discuss in this section whether you believe that the Alibaba Partnership may be considered a PRC enterprise or enterprise group for purposes of Circular 82. We also note your statement that you “are not aware of any offshore holding companies with a corporate structure similar to [yours] that has been deemed a PRC ‘resident enterprise’ by the PRC tax authorities.” Please disclose whether this statement includes any review of offshore holding companies in which a PRC partnership has the ability to elect the majority of the company’s board of directors.

The Company advises the Staff that the Alibaba Partnership will be organized under the laws of the Cayman Islands and that the Company has been advised by its tax counsel that it should not be deemed to be a PRC enterprise or enterprise group for the purpose of Circular 82 notwithstanding the fact that the Alibaba Partnership will have the right to nominate or appoint a majority of the Company’s directors. Accordingly, the Company respectfully advises the Staff that it believes that the current disclosure accurately takes into account the relevant factors.

56.	Please state clearly that the disclosure in this section as it pertains to Cayman Islands and PRC tax consequences is based on counsel’s opinion. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has added the disclosure requested by the Staff to page 255.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

57.

We note that your audit report is signed by PricewaterhouseCoopers - Hong Kong, although the majority of your operations appear to be in mainland China. We also note your risk factor disclosure that “[i]f the affiliate of [your] independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC, [you] would need to consider with [your] Hong Kong based auditor the alternate support arrangements they would need in their audit of [your] operations in mainland China.” Please tell us how you concluded that it is

SIMPSON THACHER & BARTLETT

appropriate to have an audit report issued by an auditor in Hong Kong, in light of the location of your corporate offices, your principal operations, and your principal assets. Please also tell us your understanding of the nature and extent of the work conducted by each firm, including the participation of your Hong Kong based audit firm with respect to the work of its affiliated firm in mainland China.

The Company advises the Staff that PricewaterhouseCoopers (“PwC HK”) has been the Company’s external auditor since the Company’s inception in 1999. PwC HK was also the reporting accountant of Alibaba.com Limited, a subsidiary of the Company which was listed on the Hong Kong Stock Exchange Limited from November 6, 2007 until June 20, 2012.

The Company further advises the Staff that the Company’s group reporting and accounting department is located in Hong Kong with a team of approximately 35 people and is overseen by the Company’s Chief Financial Officer and Vice President of Group Finance who are both based in Hong Kong. The Company’s group reporting and accounting department is responsible for consolidation, group financial reporting and technical accounting and provides support in connection with the Company’s merger and acquisition activities. The Company’s financial accounting system, which includes its accounting books and records, is accessible in both Hong Kong and Hangzhou. The Company’s group legal department, corporate finance department and investor relations department are also headed out of Hong Kong. There are a total of approximately 170 full-time employees who are based in Hong Kong.

The Company has been advised by PwC HK that the PwC HK audit engagement team is led by two core assurance partners, and supported by a quality review partner and a technical support partner who are all based in Hong Kong. In addition, the PwC HK team includes three assurance managers and a team of approximately 10 senior associates and associates who are also based in Hong Kong. Furthermore, the audit team is supported by tax specialists and valuation specialists from PwC HK. The audit work performed was primarily conducted in Hong Kong while from time to time, the core assurance partners, managers and other audit team members of PwC HK traveled to China to perform audit procedures and conduct meetings with the Company’s operation teams in Hangzhou.

As part of the audit, PwC HK utilized resources from PricewaterhouseCoopers Zhong Tian LLP (“PwC ZT”) which mainly performed the audit procedures on the Company’s information technology systems and the audit of the Company’s Internet infrastructure business in Beijing and provided junior staff resources to assist PwC HK in carrying out its audit procedures in Hangzhou. According to PwC HK, the audit hours spent by PwC HK in Hong Kong, the audit hours spent by PwC HK in China and the audit hours spent by PwC ZT in China accounted for approximately 70%, 10% and 20%, respectively, of the total hours spent with respect to each of the audits for the fiscal years ended March 31, 2012, 2013 and 2014. PwC HK is the principal auditor of the Company according to the SEC Financial Reporting Manual 4140.1 given that PwC HK has audited more than 50% of the revenues and assets of the Company for the fiscal years ended March 31, 2012, 2013 and 2014.

SIMPSON THACHER & BARTLETT

On the basis of the foregoing, the Company has concluded that it is appropriate to engage PwC HK as its independent registered public accounting firm. In relation to the proceedings instituted by the SEC against five PRC-based accounting firms as disclosed in the risk factor on pages 54 and 55, the Company has been advised by PwC HK that it would be able to make alternate support arrangements to prevent any disruption, if any, to the audit of the Company’s financial statements if PwC ZT were denied, temporarily, the ability to practice before the SEC.

Consolidated Statements of Changes in Shareholders’ Equity, page F-7

58.	We note your presentation of the issuance of 18,000,0000 shares related to the Partner Capital Investment Plan on page F-9, and the resulting increase to noncontrolling interests of RMB442 million. Based on the description of this transaction in Note 8(c), it appears that you offered selected members of the Alibaba Partnership rights to acquire restricted ordinary shares of your company. Please tell us how issuance of the right to purchase shares of “the Company” resulted in classification as a noncontrolling interest and an increase in your shares outstanding.

The Partner Capital Investment Plan offered selected members of the Alibaba Partnership subscription rights to acquire restricted shares of the Company. Two consolidated subsidiaries (the “Entities”), namely PCIP I Limited and PCIP II Limited, were established under the laws of the Cayman Islands, and the Company holds 100% of ordinary shares of both entities. The subscription rights were issued by the Entities in the form of convertible preference shares (“CPSs”). The Entities issued the CPSs to the selected members of the Alibaba Partnership at a subscription price of US$4 per CPS. The CPSs are subject only to eight-year non-compete provisions (there are no substantive employment vesting conditions) and can be converted into exchangeable ordinary shares (“EOSs”) of the Entities at an exercise price of US$14.50 per share within four years from the subscription date of the CPSs. After eight years following the subscription date, a holder of EOSs is entitled to exchange the EOSs into an equivalent number of ordinary shares of the Company at a ratio of 1:1, at which time the transfer restrictions applicable to the CPSs will expire.

Under the Partner Capital Investment Plan, the Company issued 18,000,000 ordinary shares and contributed those shares to the Entities. Such ordinary shares of the Company will be used to settle the exchange of EOSs after the end of the eight-year period. This resulted in an increase in the issued ordinary shares and also treasury shares of the Company. Since the ordinary shares were issued to consolidated subsidiaries at par value, i.e. US$0.000025 per share, the total increase in ordinary shares and treasury shares was reflected as zero on a rounded basis in the Company’s consolidated statements of changes in shareholders’ equity starting on page F-7. If the CPSs are not converted by the expiry date, the Company will redeem the CPS, but only at par value (i.e. US$0.000025 per share, in aggregate US$450). Therefore, the predominant portion of the proceeds in relation to the CPSs represents permanent equity in the Entities, and therefore is accounted for as a non-controlling interest by the Company which consolidates the Entities. In light of the Staff’s comment, the Company has revised note 8(c) starting on page F-43 to elaborate on the arrangement.

SIMPSON THACHER & BARTLETT

Consolidated Statements of Cash Flows, page F-10

59.	Please tell us if the “Proceeds from secured borrowings relating to micro loans” line item is presented net. If so, please tell us why net presentation is appropriate.

In response to the Staff’s comment, for the fiscal year ended March 31, 2014, the Company has presented the “Proceeds from secured borrowings relating to micro loans” line item on gross basis on page F-11. In conjunction with this, the comparatives for the fiscal years ended March 31, 2012 and 2013 have been revised to conform with the gross presentation.

Notes to Consolidated Financial Statements, page F-13

2. Summary of significant accounting policies, page F-13

(d) Consolidation, page F-14

60.	We note on page F-14 that your technical services agreements obligate you to absorb a majority of risk of losses from the VIEs’ activities. Please tell us the relevant terms of the agreements that give rise to this obligation.

As disclosed on page 78, the Company has entered into technical services agreements pursuant to which the relevant wholly-foreign-owned enterprises (“WFOEs”) provide exclusive technical services to the variable interest entities (“VIEs”), in exchange for a service fee which typically amounts to substantially all of the VIEs’ pre-tax profit, thereby resulting in a transfer of substantially all of the profits from the VIEs to the WFOEs. The Company has also entered into separate agreements pursuant to which the VIEs provide exclusive technical services to the WFOEs relating to the provision and usage of assets held by the VIEs, such as the Internet content provision and other licenses, domain names and other resources. The service fee typically amounts to the costs incurred to maintain such assets held by the VIEs plus an applicable margin. These agreements remain in effect unless terminated by both the relevant WFOE and VIE. In addition, the Company has funded substantially all of the VIEs’ capital through loan agreements and provides financial support as necessary to the entities through intercompany transactions. Through this arrangement, the WFOEs are effectively absorbing a majority of risk of losses from the VIEs.

SIMPSON THACHER & BARTLETT

61.	We note the disclosure on page 110 that your holding company structure differs from some of your peers in that you hold your material assets and operations, except for ICP and other licenses for regulated activities, in your wholly-foreign owned enterprises and most of your revenue is generated directly by the wholly-foreign owned enterprises. Please disclose the activities that generated the revenue and net loss in your VIEs reported on page F-17.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-16 and F-17.

62.	Please expand your disclosure of financial information of the VIEs to include cash; intercompany payables to the wholly-foreign owned enterprises; and operating, investing and financing cash flows. In addition, disclose separately material related party transactions of the VIE.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-16 and F-17.

63.	We note on page F-17 that unrecognized revenue-producing assets held by the VIEs include certain Internet content provision and other licenses, domain names and trademarks. Please expand your disclosure to describe the importance these assets have to your operations.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-17.

(f) Segment reporting, page F-18

64.	You disclose you have identified one single operating and reportable segment, which you refer to as the provision of online and mobile commerce and related services. We also note your operating philosophy disclosure on page 86. Please provide us with more information about how you concluded you have a single operating segment under ASC 280-10-50. In your response, please specifically address the following comments, citing the applicable accounting literature where appropriate:

The Company advises the Staff that, as shown in the summary organization chart attached as Appendix 2 to this letter, the Company divides its businesses into numerous modular business units that represent distinct functions serving specific purposes for the Company to achieve its overall corporate objectives. For example, customer-facing marketplaces such as Alibaba.com, 1688.com, AliExpress, Taobao Marketplace and Tmall manage the website and mobile platforms to host buyers and sellers, while certain categories such as Travel, Video, Music and Games represent vertical and/or strategic initiatives that require special attention at specific points in time. In addition, the Online Marketing Services Platform, Search Technology

SIMPSON THACHER & BARTLETT

Platform, Merchant Services Platform, Security Platform and Infrastructure Operations serve functional purposes such as online marketing monetization, customer experience, data storage and analysis and the day-to-day server and data center operations to keep the Company’s services running. The above customer-facing and functional business units are supported by our Cloud Computing Platform. Further, the Company’s human resources department is responsible for the overall headcount budget and the review and approval of employee related costs. Some of these units drive revenue-generation for other units while some units incur common costs for other units. The Company’s customer-facing marketplaces do not have individual profit and loss statements, or P&Ls, that are used to measure their performance or make allocation decisions because revenues and costs are not specifically allocated to any specific marketplace. The Company’s strategic committee (the “CODM”) does not find it useful for strategic and operational decisions to prepare and review discrete financial operating results or individual P&Ls of its business units.

Each business unit is managed by a manager who is responsible for its performance based on operational metrics, but not financial operating results, and each manager reports to the Company’s Chief Executive Officer or Chief Operating Officer, who are members of the strategic committee. The overall financial performance and P&L of the Company is the responsibility of the CODM. The board of directors of the Company oversees the strategic decisions of the CODM and the members of the CODM report to the board from time to time in board meetings. The CODM does not rely on unit P&Ls or other measures of operating profits for performance assessment or resource allocation decisions but rather makes decisions based on the expected impact on the Company’s overall performance. This approach enables the Company to make decisions based on long-term considerations for the Company as a whole rather than being focused on individual P&Ls. In the view of the CODM, the key drivers of performance and determinant of resource allocation relate to operational metrics such at GMV, active users and active buyers.

The Company advises the Staff that the CODM is primarily comprised of leaders at the corporate level who assess performance of the business units and their managers on a daily basis and periodically by monitoring the operating metrics of the business units. The CODM believes that operating metrics such as GMV, active users and active buyers are useful and appropriate indicators of the performance of the marketplaces.

•	Your footnote refers to “operating units,” “business segments,” and “business units.” Please advise whether these terms have the same meaning, or tell us the different meanings of these terms. If these terms have the same meaning, please use a single term throughout your document to avoid confusion for your investors, and explain to us what is contemplated by that term, or tell us why this disclosure is not appropriate.

The Company has revised the disclosure and used the term “business unit” consistently throughout note 2(e) on page F-18 where applicable. The Company refers to each of its customer-facing marketplaces, strategic vertical categories or initiatives, and functional departments as business units, as set forth in the summary organization chart in Appendix 2 to this letter.

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•	Please provide us with an organization chart that includes each of your operating units, identify the managers held accountable for each operating unit, and tell us to whom each operating unit manager reports.

In response to the Staff’s comment, the Company has attached the summary organization chart requested by the Staff as Appendix 2 to this letter.

•	Please provide us with a list of the members of the strategic committee comprising your chief operating decision maker (CODM).

The Company advises the Staff that the CODM is its strategic committee. The CODM is currently comprised as follows:

Jack Yun MA	Executive Chairman
Joseph C. TSAI	Executive Vice-chairman
Jonathan Zhaoxi LU	Chief Executive Officer
Maggie Wei WU	Chief Financial Officer
Daniel Yong ZHANG	Chief Operating Officer
Lucy Lei PENG	Chief People Officer
Jian WANG	Chief Technology Officer
Peng JIANG	President, Alibaba Cloud Computing Yun OS and Digital Entertainment; Deputy Chief Technology Officer
Trudy Shan DAI	Chief Customer Officer
Xiaofeng SHAO	Chief Risk Officer

•	Please tell us how you determined that your CODM was comprised of a strategic committee. Tell us how you determined that this committee is involved in your operations. Please provide us with a specific and comprehensive discussion of the nature and extent of decisions that are made by this committee.

The Company advises the Staff that resource allocations are not made by any one individual on the strategic committee. Given the dynamic and evolving nature of the Company’s businesses, the Company relies on a group of executives to manage and make resource allocation decisions. Based on the foregoing and the manner in which the Company’s resources are allocated and performance measures assessed, the Company believes that the strategic committee is the CODM.

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The strategic committee meets every two to four weeks to discuss strategic and operational issues and make resource allocation decisions. Topics considered by the strategic committee include the Company’s alignment of business objectives among business units to achieve improved synergy and integration, measures to enhance user experience, new product development and market penetration opportunities, new business initiatives and the security of technology systems, as well as company-wide issues such as annual budgets and operational plans, organizational structure, corporate culture, human resource challenges and solutions, procurement centralization and other management issues.

•	Your footnote indicates that the only information provided to your CODM at the business segment level is revenue. Please tell us why the CODM is only provided with financial information at the revenue level and why information regarding margin or profitability of the operating units is not necessary for the CODM to allocate resources and assess performance of the operating units. In addition, provide us with examples of recurring resource allocation decisions, the nature of information considered in making those decisions, and subsequent reviews of the outcome of those decisions.

The Company advises the Staff that, as noted in the Company’s disclosure under the section entitled “MD&A – Our Operating Philosophy” on page 91, the Company manages the business as a single P&L because the Company believes that compartmentalized financial targets such as revenue, margin or profitability would discourage cooperation among business unit managers, damage the network effects among its marketplaces and negatively impact long-term profitability and synergy creation. According to this “single P&L” philosophy, the CODM does not view margin or profitability of individual operating units as useful or appropriate for resource allocation decisions and performance assessment.

Resource allocation decisions are best illustrated by looking at the Company’s budgeting process: first, the strategic committee reviews the operating plans and agrees to operating targets with managers of the business units; second, corporate-level functional departments, which include finance, human resources and infrastructure operations evaluate the resource requests from business units, such as marketing budgets, headcount additions and capital expenditures and they together propose an overall Company budget to the strategic committee; and third, the strategic committee approves the proposal provided by the corporate-level functional departments to finalize the Company’s budget.

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Once the resource allocation is determined and the budget is set, annual reviews will be made between the strategic committee and the relevant business unit managers to determine whether the unit has met its operational plan. The assessment of the results will focus on three areas - numbers, strategy and people: (i) operating metric targets as previously agreed, (ii) the strategy and process by which business unit managers achieve their operating targets and (iii) the business unit manager’s achievements in developing his or her team members while executing the operating plan.

•	Tell us more about your statement that you do not allocate operating costs or assets to your business. Does this mean that no discrete financial information other than revenue exists for each of your operating units? Based on disclosures presented elsewhere in your filing, it appears to us that this information does exist.

The Company advises the Staff that the Company does not allocate operating costs or assets to business units in making business decisions and, accordingly, sufficient financial information does not exist to create discrete operating results for its business units. Moreover, the Company does not configure its accounting system to allocate certain significant expenses, such as depreciation of servers of its cloud computing platform and other compensation expenses related to its headcounts that support the entire company, across different business units.

•	Please provide us with copies of your CODM package at 12/31/13 and 3/31/14. If not in English, please provide a translation.

The Company refers the Staff to its response to the next bullet point for a further explanation of the reports and materials that are presented for the CODM’s review. In response to the Staff’s comment, the Company has supplementally provided the following information for the Staff’s reference:

•	Annual budget and resources allocation proposal prepared by our corporate-level functional departments which was reviewed and approved by the CODM.

•	Annual budget and business plan review deck reviewed and prepared by the CODM for the Company’s board of directors.

•	Quarterly financial review package for the quarters ended 12/31/2013 and 3/31/2014 as reviewed by the Chief Financial Officer. As discussed later, the Chief Financial Officer regularly alerts the relevant CODM members on operating issues that might be identified in such reviews.

•	Translated copies of the minutes of the December 18, 2013 and April 1, 2014 meetings of the CODM.

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•	Please describe in detail in your response any other written reports that are regularly provided to the strategic committee and the topics addressed during recurring meetings held by this committee.

The Company advises the Staff that the dynamic nature of the Company’s business and industry requires management to have real-time access to information in order to make sound business decisions. As such, the Company does not rely on a management model where decisions are only made in meetings attended by management as part of a monthly or quarterly review process. On a daily basis, members of the strategic committee have direct and immediate access to various operating metrics in multiple dimensions in daily reports from the relevant business units. Such operating metrics include those that have been disclosed and described throughout the Registration Statement. This allows the strategic committee to react quickly to issues or trends as they arise so that further discussions with business unit managers can take place immediately in order to plan and execute appropriate actions.

In the regular strategic committee meetings that take place every two to four weeks, no standard reports are presented. Such meetings are not meant to review the periodic performance of business units since reviews effectively take place continuously through the assessment of operating metrics. Instead, the strategic committee focuses on current issues that affect the long-term performance and health of the Company’s business.

•	Describe to us the monthly and quarterly process to review the results of each of your operating units. Tell us when and how the CODM participates in this process, what information is provided to the CODM during this process, and why such information is relevant.

The Company advises the Staff that, as discussed above, on a daily basis, members of the strategic committee review operating metrics. In addition, the Company’s Chief Financial Officer reviews financial results prepared by the finance department, and will periodically update and alert relevant members of the CODM, such as the Chief Executive Officer and the Chief Operating Officer, as to the Company’s operating condition and issues that need to be addressed. The CODM does not regularly participate in periodic financial reviews but, going forward, after the completion of its initial public offering, the Company plans to institute a more formal process by which the CODM will review the quarterly consolidated financial statements of the Company prior to publication.

•	Tell us about your budget process including the level at which budgets are initially set, the parties involved at each level of the budget review and approval process, and the level of disaggregation of the budgets at each level of the review and approval process.

The Company refers the Staff to the description of its budgeting process above.

•	Tell us how compensation is determined for the managers of each of your operating units, the members of your CODM, and the managers who report

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to the CODM. If managers are evaluated based on the “operating metrics” referred to on page 86, please tell us the specific metrics by which each manager is evaluated and how that translates into compensation determination. Additionally, tell us any other “operating metrics” used by the CODM, and explain how these metrics are used to assess performance and allocate resources.

The Company advises the Staff that the compensation of the members of the CODM is related to company-wide performance metrics and the overall profitability of the Company. The compensation for the Company’s business unit managers is determined based on (i) completion of operating metric targets previously agreed to with the CODM, (ii) the strategy and process by which business unit manager achieved the operating targets, and (iii) the business unit manager’s achievements in developing his or her team members while executing the operating plan. As disclosed on pages 203 and 204, an annual cash bonus pool for the approximately 150 top managers of the Company is calculated based on a percentage of the Company’s overall adjusted pre-tax operating profits. This pool is then allocated to management according to an evaluation of their performance against business unit level metrics (such as GMV, active users and active buyers) in the case of business unit managers, or against general corporate level targets (such as execution of corporate strategic initiatives such as mobile user growth, employee and customer satisfaction and overall health of the ecosystem) in the case of members of the CODM.

The Company believes that the key metrics that are material to investors have been disclosed in the Registration Statement. In regards to “other” operating metrics, the Company refers the Staff to the discussion above of the daily metrics.

•	Your segment reporting footnote indicates that your CODM considers your different operating units to be subject to similar risks and returns. Please tell us how your CODM reached this conclusion in the absence of discrete financial information. To this end, we note your disclosure on page 86 that GMV transacted on Tmall contributes differently to revenues and profitability than other marketplaces.

The Company respectfully advises the Staff, as a point of clarification, that its disclosure on page 86 of the May 6 Filing describes potentially higher levels of monetization opportunities related to Tmall merchants because Tmall merchants pay commissions for transactions on Tmall and they may also pay fees for online marketing services displayed on both Tmall and Taobao Marketplace, but the May 6 Filing does not state that GMV transacted on Tmall contributes differently to profitability than other marketplaces, such as Taobao Marketplace. The Company has amended its disclosure on page 91 to avoid any misunderstanding on this point. Tmall and Taobao Marketplace share in the same group of buyers, which is consumers based mainly in China. Recognizing that a shift in the GMV mix among the Company’s marketplaces could have an effect on the Company’s financial results, the Company has disclosed the split of GMV between Taobao Marketplace and Tmall on pages 21, 84 and 114.

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(h) Revenue recognition, page F-19

65.	We note you recognize revenue based on various types of services you provide. Please tell us more about your revenue, including a more specific and comprehensive discussion of each of the separate services you provide and how you have accounted for revenue based on each of these services. Please ensure that you address the following items, as applicable, for each of your services:

The Company respectfully advises the Staff that it has considered this comment together with comment 70. In response to the Staff’s comments, the Company has revised the disclosure in note 5 on page F-36 to disclose China commerce – Retail revenue by type of services: (i) online marketing services revenue, (ii) commissions and (iii) others. Because China commerce – Wholesale and International commerce – Wholesale generate revenue primarily from membership fees, the Company has not provided a further breakdown of these items. For International commerce – Retail revenue, no further disclosure is made given that the amount of revenue is insignificant (1.8% of total revenues in fiscal year 2014).

•	We note you recognize revenue from multiple element arrangements. Please tell us what the deliverables are in each of these arrangements, which deliverables are combined, which deliverables are accounted for separately, how value is allocated and how revenue for each deliverable is recognized.

The Company advises the Staff that the only contracts it has that have multiple element arrangements of any significance relate to the bundled sale of membership packages on its International wholesale marketplaces and keywords or premium placements on the Company’s web pages to increase exposure of the merchant to potential buyers. Such membership packages include the provision of placement of the merchants’ storefronts on the Company’s website over a period of time, generally 12 months, and keywords or premium placements covering a specific and shorter time period. The Company allocates fair value between these elements for revenue recognition purposes. The contribution of this bundled sale transaction to the Company’s consolidated revenues is insignificant (less than 1% of consolidated revenue for each of the fiscal years ended March 31, 2012, 2013 and 2014) and of declining significance to its business as a whole as the Company has reduced the use of these bundled sale transactions since the latter half of 2012.

On the Company’s retail marketplaces, merchants may purchase multiple online marketing services from the Company such as P4P and display marketing. Such services are not provided to the Company’s customers in the form of a bundled transaction or multiple element arrangement, as each service is subscribed separately by the merchants. In these transactions, the selling price is established by a real-time bidding system which is market-based and represents the best estimate of selling prices (or stand-alone fair value) to the Company’s merchants for each sale transaction. Although the Company does not currently engage in bundled sale transactions other than the limited International wholesale marketplace arrangements described above, it is possible that the Company may choose to do so in the future and therefore the Company believes that a general description of this accounting policy is helpful to investors.

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•	We note your disclosure that certain transactions are comprised of separate contracts which you must evaluate to consider whether the contracts are part of a single arrangement. Please tell us the conditions which lead to separate contracts and help us more fully understand when you believe it is appropriate to account for the contracts on a combined basis and when you believe it is appropriate to account for the contracts separately.

As noted in the Company’s response above, the Company advises the Staff that it may sell multiple services to a single merchant through separate arrangements. Each such service is governed under a separate contract, and the selling price for each deliverable represents fair value on a stand-alone basis. As such, the Company accounts for such arrangements separately and does not consider them to be part of a single arrangement. The Company included the disclosure referenced above given that it is possible that there may be future transactions that need to be accounted for as part of a single arrangement.

•	We note your disclosure that one of your significant judgments is whether you are acting as a principal or as an agent in a transaction. Please tell us more about the nature of the services you provide in which you are the principal in the arrangement and the nature of the services you provide in which are the agent in the transaction. Please tell us under what specific circumstances you have determined you act as the principal and the specific circumstances in which you have determined you are acting as an agent. Provide us with a detailed analysis of how you have considered each factor in ASC 605-45.

The Company advises the Staff that the material revenue arrangements that require judgment as to whether the Company is acting as a principal or as an agent in a transaction are related to the Company’s Taobaoke program. Taobaoke is an arrangement where the Company provides a platform for merchants to deal directly with third party marketing affiliates to agree on commission rates charged for transactions completed on the Company’s marketplaces through traffic directed from third party marketing affiliates. The Company acts only as agent and does not own any website inventory in such arrangement. The Company only earns a fixed percentage of commission that is agreed to by the merchant and the third party marketing affiliates, with such affiliates being the primary obligor. As noted in the Company’s response to comment 20 above, commissions from Taobaoke accounted for an immaterial portion of the Company’s total revenue in fiscal year 2014.

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The Company has prepared the following analysis under ASC 605-45 and determined that it is appropriate to recognize revenues on a net basis:

ASC 605-45 Factor 1 The company is the primary obligor in the arrangement - Whether a company is responsible for providing the service desired by the customer is a strong indicator of the company’s role in the transaction. If a company is responsible for fulfillment, including the acceptability of the service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction.

Analysis

Third-party marketing affiliates provide promotional services that direct traffic from their websites to the storefronts of Taobao and Tmall merchants. Merchants and third-party marketing affiliates use the Company’s Taobaoke platform to deal directly with each other in the purchase and sale of promotional services. The third-party marketing affiliates, rather than the Company, are responsible for providing the promotional services to the merchants, which obligations are clearly stated in the relevant Taobaoke agreements. Because the Company is not responsible for providing the promotional services to the Taobao or Tmall merchants, it is not the primary obligor in the arrangement.

ASC 605-45 Factor 2 The company has general inventory risk (before a customer order is placed or upon customer return) - Unmitigated general inventory risk is a strong indicator that a company has risks and rewards as a principal in the transaction. General inventory risk exists if a company takes title to a product before that product is ordered by a customer or will take title to the product if it is returned by the customer and the customer has a right of return.

Analysis

In the provision of the Company’s Taobaoke program, the Company is not obliged to pay for website inventory or website inventory costs to the third-party marketing affiliates regardless of whether their website inventory results in commission revenues for the Company through Taobaoke. As such, the Company has no general inventory risk.

ASC 605-45 Factor 3 The company has latitude in establishing price - If a company has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the company has risks and rewards of a principal in the transaction.

Analysis

The total amount paid by the merchants to third-party marketing affiliates for promotional services and the Company for technical service revenue is calculated by multiplying the transaction price of the goods sold by the merchants by the commission rate which is offered by the Taobao or Tmall merchants themselves. The Company does not have latitude in establishing the price paid to the marketing affiliates; rather, once the underlying sale is completed, the Company takes a small percentage of technical service revenue out of the total commission amount paid by the merchant.

ASC 605-45 Factor 4 The company changes the service or performs part of the service - If a company physically changes the service or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the total services furnished by the company.

Analysis

Third-party marketing affiliates, not the Company, decide where and how to provide the promotional services to Taobao or Tmall merchants. The Company is not involved in the promotional activities by the third-party marketing affiliates or the direction of online traffic from such affiliates to Taobao or Tmall merchants.

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ASC 605-45 Factor 5 The company has discretion in supplier selection - If a company has multiple suppliers for a service ordered by a customer and discretion to select the supplier that will provide the service(s) ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment.

Analysis

Taobaoke is an open platform which enables Taobao or Tmall merchants to offer their own commission rates for promotional services. Third-party marketing affiliates may provide the promotional services to the Taobao or Tmall merchants if the rates are acceptable. As such, the Company does not have discretion in selecting the marketing affiliates to provide the services to the sellers.

ASC 605-45 Factor 6 The company is involved in the determination of service specifications - If a company must determine the nature, type, characteristics, or specifications of the service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment.

Analysis

Service specifications are determined by the third-party marketing affiliates instead of the Company.

ASC 605-45 Factor 7 The company has physical loss inventory risk (after customer order or during shipping) - Physical loss inventory risk exists if title to the product is transferred to a company at the shipping point and is transferred from that company to the customer upon delivery. Physical loss inventory risk also exists if a company takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk.

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Analysis

This indicator is not applicable for the Company since the Taobaoke program is related to promotional services instead of the sale of tangible goods. Furthermore, the Company is not responsible for any inefficient use of website inventory.

ASC 605-45 Factor 8 The company has credit risk - If a company assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the company has risks and rewards as a principal in the transaction. Credit risk exists if a company is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected. Credit risk is not present if a company fully collects the sales price prior to the delivery of the product or service to the customer; credit risk that has been substantially mitigated is not an indicator of gross reporting.

Analysis

The commission earned by the third-party marketing affiliates for the provision of promotional services is automatically paid from the Alipay escrow account underlying the transaction funded by the buyers to the merchants through the merchant’s Alipay account. Credit risk in general does not exist in the Taobaoke program.

ASC 605-45 Factor 9 The supplier (not the company) is the primary obligor in the arrangement - Whether a supplier or a company is responsible for providing the service desired by a customer is a strong indicator of the company’s role in the transaction.

Analysis

As noted above, the third-party marketing affiliate instead of the Company is the primary obligor in the arrangement.

ASC 605-45 Factor 10 If a supplier (and not the company) is responsible for fulfillment, including the acceptability of the service(s) ordered or purchased by a customer, that fact may indicate that the company does not have risks and rewards as principal in the transaction.

Analysis

Third-party marketing affiliates instead of the Company are responsible for fulfillment and performance of the arrangement. As a result, the Company does not have the risks and rewards as principal in the transactions.

ASC 605-45 Factor 11 The amount the company earns is fixed - If a company earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier.

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Analysis

The Company earns a fixed percentage of the commission generated from the underlying transactions representing the technical service revenue from the Taobaoke program.

ASC 605-45 Factor 12 The supplier (and not the company) has credit risk - If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the company is an agent of the supplier.

Analysis

As described in “ASC 605-45 Factor 8” above, credit risk in general does not exist in the Taobaoke program.

Based on the foregoing, the Company acts only as an agent for the Taobaoke program. However, as discussed in the Company’s responses to comments 67 and 68 below, in other types of transactions, the Company also acts as principal in providing online marketing services through the websites of third-party marketing affiliates.

66.	Please revise to provide the disclosure required by ASC 605-25-50-2 for similar types of multiple-element arrangements. To the extent that you believe either all or a portion of this disclosure is not required, please explain why in your response. Additionally, disclose whether you primarily use vendor-specific objective evidence, third-party evidence of selling prices, or best estimate of selling prices to allocate these arrangements.

The Company advises the Staff that, and as described in the Company’s response to comment 65 above, the only contracts it has that have multiple element arrangements of any significance relate to the bundled sale of membership packages on its International wholesale marketplaces. The contribution of this revenue stream to the Company’s total revenues is insignificant ( less than 1% of total revenue for each of the fiscal years ended March 31, 2012, 2013 and 2014) and of declining significance to the Company’s business. Given the insignificant nature of these arrangements, the Company believes that the disclosure required by ASC 605-25-50-2 is not necessary for an understanding of the Company’s overall revenue recognition policy.

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67.	We note that your online marketing services revenues derived from pay for performance marketing services utilize an online auction system to determine pricing. Please tell us the following information:

•	Please provide us with a fact-specific and comprehensive discussion of how the auction system is facilitated including the identity of the parties in the overall transactions and the identity of the parties in the auction process.

The Company advises the Staff that, in the overall processes relating to the sales of the P4P performance marketing services through the Company’s online auction system, the parties involved consist of merchants and the Company, as well as third-party marketing affiliates to the extent that the merchants elect to obtain these marketing services from the third-party marketing affiliates.

Typically, the merchants sign an agreement with the Company in order to participate in the P4P, or pay for performance, marketing services. A minimum deposit amount is required to be placed through a specific customer advance account with Alipay in order to engage in the online auction system. On the online auction system, merchants may select the bidding keywords or other related criteria such as geographical location or user demographic profiles of their target users and enter their bids in the online auction system. When a buyer performs keyword search or category browsing on the Taobao Marketplace, Tmall or the websites of the third-party marketing affiliates, the online auction system determines the positioning of the text or picture links on browsers based on the relevance of the keywords and other criteria. On the websites of the third-party marketing affiliates, the text or picture links are re-targeted based on the user attributes and browsing records. When a buyer clicks on the text and picture links, the price of the click is determined through the online auction system based on the pricing algorithm and revenue is recognized on the consumption of clicks after the filtering of the Company’s anti-click fraud system. Funds from the customer advance account are deducted as settlement of the relevant marketing services. Traffic acquisition costs corresponding to such effective clicks are also accrued to the third-party marketing affiliates to be settled based on the relevant credit terms.

All third-party marketing affiliates are contracted solely with the Company and not with the merchants. The sharing of online marketing service revenues with these affiliates is either on a fixed percentage of the online marketing revenue earned and payable to the third-party affiliates as traffic acquisition costs, or on a fixed amount covering a specific period of time for the affiliates’ website inventories, payable to them regardless of how much online marketing services revenues the Company earns from those website inventories. For services provided on third-party affiliate websites, all pricing decisions are negotiated between the Company and the third-party marketing affiliates and vary with each transaction. All placements of the relevant text and picture links through the online auction system on the websites of these third-party marketing affiliates are selected by the Company based on an algorithm developed by the Company that reflects the Company’s experience in enhancing the traffic and return on investment of merchants. The merchants have the discretion to decide whether or not to participate in the online marketing services through the third-party marketing affiliates as a whole; however, they cannot select specific third-party marketing affiliates.

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•	We note that online marketing services may be placed on the website of a third party marketing affiliate. Please help us understand how the auction process facilitates these services. Please tell us if bidding is done for placement just on affiliates sites or if bidding is done based on combined placement on your website and affiliate sites.

The Company advises the Staff that the bidding process is the same and conducted on a single common online auction system, whether a merchant is bidding for pay for performance marketing services on Taobao Marketplace and Tmall only or also on the websites of the Company’s third-party marketing affiliates. If a merchant elects to bid for both types of services, bids are done on a single bid basis for all services.

•	Please tell us how you have recognized revenue for these arrangements and if your policy differs depending on whether services are performed on your website and affiliate sites. Reference ASC 605-45.

The Company advises the Staff that the Company believes it is the primary obligor to the overall business arrangements as it is responsible for providing the traffic desired by the merchants through its own network of third-party marketing affiliates. The Company undertakes inventory risk in certain arrangements where it pays for a fixed amount for the website inventory, the Company has discretion to select third-party marketing affiliates and have latitude in establishing pricing with them, and the Company controls the placement of the relevant text and picture links on the third-party websites based on its internally developed algorithm. Accordingly, the Company has recognized revenue for these arrangements on a gross basis.

68.	We note online marketing services revenues derived from display marketing services utilize a real-time bidding system to determine pricing. Please tell us the following information:

•	Please provide us with a fact-specific and comprehensive discussion of how the real-time bidding system is facilitated including the identity of the parties in the overall transactions and the identity of the parties in the bidding process.

The Company advises the Staff that the arrangements related to display marketing services are the same as that for pay for performance marketing services except that the merchants may enter bids in the online auction system for specific time periods and number of impressions.

•	We note from your disclosure on page 84 that services may be placed on the website of a third party marketing affiliate. Please tell us how the real-time bidding process facilitates these services. Please tell us if bidding is done for placement just on affiliates sites or if bidding is done based on combined placement for your website and affiliate sites.

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The Company advises the Staff that the bidding process is the same for that relating to pay for performance marketing services described above.

•	Please tell us how you have recognized revenue for these arrangements and if your policy differs depending on whether services are performed on your website and affiliate sites. Reference ASC 605-45.

The Company advises the Staff that the Company recognizes revenue for these arrangements in the same manner as that for pay for performance marketing services described, which is on a “gross” basis.

69.	We note your disclosure on page F-28 regarding merchant deposits. Please tell us why certain deposits are returned and others are recognized as revenue. Please tell us whether deposits are returned because a set amount of commission revenue is earned. Also tell us the amount of merchant deposits recognized as revenue in each of fiscal 2012, 2013, and 2014.

The Company advises the Staff that it collects deposits from merchants operating on Tmall at the beginning of each calendar year. If the transaction volume (and consequently a related minimum commission level) for a particular merchant reaches a certain pre-determined level and the related commissions are earned and collected, the deposit is refundable to the merchant after the end of each calendar year and this amount is not recognized as revenue. The amount of merchant deposits not refunded and recognized as revenue in each of fiscal years 2012, 2013, and 2014 was RMB149 million, RMB403 million, and RMB863 million, respectively, representing the short fall commission from the merchants who failed to generate the pre-determined level of transaction volume.

70.	We note your disclosure that you generate revenue by providing the following types of services: online marketing services, including pay for performance marketing services, display marketing, and placement services; commissions; membership and storefront fees; cloud computing and internet infrastructure; and interest and other income. With reference to ASC 280-10-50-40, please disclose revenue from each of these types of services.

The Company advises the Staff that, in response to the Staff’s comment, the Company has revised the disclosure in note 5 on page F-36 to disclose China Commerce – Retail revenue by type of services: (i) online marketing services revenue, (ii) commissions and (iii) others. Because China Commerce – Wholesale and International Commerce – Wholesale generate revenue primarily from membership fees, the Company has not provided a further breakdown of these items. For International Commerce – Retail, no further disclosure is made given the amount of revenue is insignificant.

SIMPSON THACHER & BARTLETT

(w) Goodwill, page F-25

71.	We note your disclosures here and in the related Critical Accounting Policy and have the following comments:

•	Please provide us with a listing of your reporting units and the amount of goodwill allocated to each.

The Company refers the Staff to the table below for the listing of the Company’s reporting units and the amount of goodwill allocated.

	Retail Marketplaces	Others*	Total
	(in millions of RMB)
Goodwill as of March 31, 2014	10,658	1,135	11,793

Note:

*	Others include numerous smaller reporting units, which are individually insignificant.

As disclosed in note 2(e) on page F-18, the Company has only one single operating and reportable segment. The Company’s components represent businesses that are one level below its operating segment. In accordance with ASC 350, these components represent the Company’s reporting units because discrete cash flow information is available for each component, and segment management (who reports to the CODM) reviews the component’s operating results (mainly operating metrics) on a regular basis for the assessment of impairment of goodwill. As shown in the table above, approximately 90% of the Company’s goodwill balance is related to Retail Marketplaces, which consist primarily of goodwill that was carried forward when the Company acquired the remaining equity interest in Taobao that it did not own from SoftBank Corp. in 2005. The remaining goodwill balance primarily relates to businesses that the Company recently acquired during the year ended March 31, 2014. These goodwill balances are assessed and evaluated for impairment individually; aggregation is done only for presentation purposes.

•	Please tell us which reporting units had Step 1 testing performed in fiscal 2013 and 2014. We note the impairment of goodwill recorded during these periods.

The Company advises the Staff that all impairments recorded in fiscal years 2013 and 2014 were reflected under “Others” and related to the Company’s historical acquisitions that were subsequently written down in full. In fiscal years 2013 and 2014, the Company performed Step 1 testing on certain reporting units that are categorized under “Others.”

SIMPSON THACHER & BARTLETT

•	Please revise your Critical Accounting Policy to provide the following disclosures for each reporting unit that is at risk of failing step one of the impairment test, or tell us why such disclosure it not appropriate:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company advises the Staff that the significant majority of the Company’s current goodwill balance relates to Retail Marketplace. With respect to the goodwill of Retail Marketplaces, when the Company performed the step zero tests, it determined that the risk of failing step one of the impairment tests was considered remote given the current business and market conditions. The remaining amount of the Company’s goodwill balance is insignificant relative to the Company’s consolidated financial assets. According, the Company has concluded that additional disclosure referenced by the Staff is not necessary.

4. Significant acquisition and equity transactions, page F-30

(c) Restructuring of Payment Services, page F-32

(ii) Intellectual Property License and Software Technology Services Agreement, page F-34

72.	We note that you are entitled to fees in an amount equal to costs incurred by you in providing software technology services plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries, subject to adjustment, which appears to be a variable interest. Please tell us your analysis under ASC 810-10 to support your conclusions about whether Alipay is a VIE and, if so, the identity of the primary beneficiary. In your response, please address how you considered each interest in Alipay.

SIMPSON THACHER & BARTLETT

The Company advises the Staff that Alipay is a VIE due to the fact that under the Intellectual Property License and Software Technology Services Agreement, the Company is entitled to a service fee equal to 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries. As a result, the Company is exposed to significant variability in Alipay through such contractual arrangement even though the Company has no equity interest in Alipay. Therefore, Alipay is considered a VIE because it meets the criteria under ASC 810-10-15-14(b)(2) and ASC 810-10-15-14(b)(3). The service provider fee arrangement is considered a variable interest possessed by the Company in Alipay because under ASC 810-10-55-37(e) and (f), such service fees are significant relative to the total amount of the Alipay’s anticipated economic performance; and such fees are expected to absorb a significant amount of the variability associated with Alipay’s anticipated economic performance.

At the time of the execution of the Intellectual Property License and Software Technology Services Agreement in the last quarter of calendar year 2011 which resulted in Alipay being deemed a VIE, Alipay was owned by two equity holders – 80% by Jack Ma and 20% by Simon Xie. In determining the primary beneficiary of Alipay in accordance with ASC 810, the Company considered that Jack, with his 80% voting equity interest in Alipay, possessed the power to direct the activities of Alipay that would most significantly impact its economic performance, and also the obligation to absorb losses of Alipay that could be significant to Alipay. As such, he was considered the primary beneficiary of Alipay.

Subsequently, in the first quarter of calendar year 2013, the ownership of Alipay was changed to 46% direct holding by Jack Ma, 12% direct holding by Simon Xie, and 42% direct holding by Junao (a partnership) and such ownership structure has remained the same to date. Junao is a limited partnership established under the laws of the PRC and is controlled by Jack, who is the general partner of Junao. In determining the primary beneficiary of Alipay subsequent to this ownership change, the Company considered that Jack, with his direct ownership of 46% and his control of Junao, possesses the power to direct the activities of Alipay that would most significantly impact its economic performance, and also the obligation to absorb losses of Alipay that could be significant to Alipay. As such, he is considered the primary beneficiary of Alipay.

73.	With regard to your fees from Alipay and its subsidiaries, please tell us and disclose how your fees are impacted if Alipay incurs a pre-tax loss.

If Alipay incurs a pre-tax loss, the fee that the Company would charge Alipay would equal the costs incurred by the Company in providing the software technology services. In response to the Staff’s comment, the Company has amended the disclosure on page 224 accordingly.

(iii) Commercial Agreement, page F-34

74.

Please tell us the basis for your statement in the first sentence of the third paragraph of this section that states “[f]or accounting purposes, the expected fair values of the Liquidity Payment and the Promissory Note are expected to approximate the expected fair values of the Retained Business Assets to be

SIMPSON THACHER & BARTLETT

transferred upon payment of the Liquidity Payment, at which time the Intellectual Property License and Software Technology Services Agreement will be terminated.” Specifically, please explain the evidence that supports this conclusion.

The Company advises the Staff that in the assessment to support the above conclusion, the Company is comparing (i) the expected fair value of the Liquidity Payment and Promissory Note on the date of Liquidity Event assuming that the Company will receive cash representing 37.5% of the expected equity value of Alipay; and (ii) the expected fair value of the cash flow stream to be generated from Alipay by the Retained Business Assets on the date of Liquidity Event. The Company made assumptions on the estimated timing of a Liquidity Event for the purpose of this comparison.

Liquidity Payment and Promissory Note

The expected fair value of the Liquidity Payment and Promissory Note on the date of the Liquidity Event was assessed by estimating the future cash flow stream of Alipay using the discounted cash flow approach.

Retained Business Assets

As disclosed in note 4(c) on page F-33, the Retained Business Assets will be transferred to Alipay upon the occurrence of a Liquidity Event. Prior to this event, the Company will license such assets and provide related software technology services to Alipay for a total fee equal to 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries, which is considered to be a fair arrangement as mutually agreed upon by Alipay and the Company at the time and is supported by transfer pricing studies. As such, the Company assessed the expected fair value of the Retained Business Assets by determining the present value of the 49.9% share of the estimated Alipay’s future pretax profit stream through the estimated time of the Liquidity Event, also using the discounted cash flow approach.

Because the Company does not have any equity interest in Alipay and is not able to exert control over Alipay’s operations, there is increased uncertainty of the future cash flow stream generated from the licensing and service agreement. As such, a risk premium was embedded into the discount rate used in the valuation because of the uncertainty of the cash flow stream from Alipay. In addition, since the future Royalty and Software Technology Services Fee is considered to be relatively illiquid due to the magnitude of this cash flow stream and the fact that Alipay is a private company, the valuation has further been adjusted downwards by the addition of a discount reflecting the cost to dispose of such cash flow stream.

The assessment above on the comparison of the expected fair value of the Liquidity Payment and the Promissory Note and the expected fair value of the Retained Business Assets was supported with assistance from an independent valuation firm, and the conclusion indicates that the respective expected fair values approximated each other.

SIMPSON THACHER & BARTLETT

In essence, based on the above assessment, the Company believes that the 37.5% of the equity value of Alipay represents a one-off receipt of cash, assuming that Alipay has successfully completed a Liquidity Event for such Liquidity Payment to be made, which is subject to no uncertainty. Such expected value approximates that of the ongoing 49.9% share of the pre-tax profit of Alipay, which is subject to a different risk profile and illiquidity leading to a higher discount rate, and an additional discount to dispose of the future cash flow stream of Alipay.

8. Share-based awards, page F-40

(c) Partner Capital Investment Plan relating to ordinary shares of the Company, page F-45

75.	Please tell us why no share-based compensation expense was recognized in connection with the subscription rights to acquire your restricted shares that were offered to selected members of the Alibaba Partnership. Please provide us with the following information in your analysis:

The Company refers the Staff to the Company’s response to comment 58 above. The Company advises the Staff that the economic substance of the Partner Capital Investment Plan is akin to selling options for US$4 per right to purchase the ordinary shares of the Company at an exercise price of US$14.50 per share with a sale restriction of the underlying shares for a period of 8 years from the date of subscription. When the Company calculates the “grant date fair value” of such right using the Black-Scholes model, a discount of 38%, as supported by an independent valuation report, was applied to the fair value of the underlying ordinary shares (US$18.50) to take into account such sale restrictions in accordance with ASC718-10-55-5. With such consideration and the other attributes as disclosed on pages F-43 and F-44, the “grant date fair value” of the subscription right was determined to be below the subscription price (i.e. US$4) paid by the selected members of the Alibaba Partnership, accordingly there was no share-based compensation expense recognized.

•	Tell us which members of the Alibaba Partnership were offered the subscription rights. We note from your disclosure on page 7 that the Alibaba Partnership includes members of the management of your related companies and affiliates.

The Company advises the Staff that all partners participated in this Partner Capital Investment Plan program except Jack Ma and Joe Tsai. The reference to “related companies and affiliates” on page 7 refers to Alipay or China Smart Logistics, respectively.

•	Please tell us the amount of any subscription rights that were offered to members of the management of your related companies and affiliates.

The Company advises the Staff that out of the rights underlying 13 million ordinary shares of the Company already subscribed, 3 million of them were granted to members of Alibaba Partnership who were management of the Company’s related companies and affiliates at the time of the subscription.

SIMPSON THACHER & BARTLETT

•	Please tell us how you considered the fact that the subscription rights and underlying shares are subject to a non-compete provision.

As noted in the Company’s response to comment 58 above, the Company has considered the fact that the subscription rights are only subject to a non-compete provision but no other substantive service or vesting conditions. Despite the non-compete provision, the selected members are not required to provide any future services to the Company or its related companies and affiliates and none of the recipients is economically compelled to provide services to the Company or its related companies and affiliates in order to earn/retain the rights. The fact that some of these subscription rights were subscribed by the management of the Company’s related companies and affiliates (who would be considered “non-employees” under ASC 505 and ASC 718) has no impact on the accounting for the share-based compensation for these rights as there is no counterparty performance requirement for the subscription rights. As the awards are considered fully vested at issuance, the measurement date under ASC 505 is the grant date. Furthermore, as these rights are fully paid for at or above their fair value by the subscribers, no share-based compensation is to be recognized.

•	We note that rights to subscribe for 5 million shares are being held on behalf of future members of the Alibaba Partnership. Please tell us how you considered the fact that the ultimate holder of these rights has not yet been identified. Tell us if and how you considered that this future holder may not be your employee. In addition, please tell us if and how these rights will be subject to a non-compete provision.

The Company advises the Staff that the subscription rights for the 5 million shares represent the CPSs issued by PCIP II Limited, one of the two Entities established for the Partner Capital Investment Plan. The initial subscriber of these 5 million CPSs was a senior management member of the Company who is holding such rights on behalf of future members of the Alibaba Partnership. For accounting purpose, the rights have not been considered “subscribed” until the future members of the Alibaba Partnership are identified and the CPSs are transferred to those members. The proceeds from the issuance of CPSs were accounted for as non-controlling interest, as described in the response to comment 58 above.

Upon the transfer of CPSs to subsequent recipients, the awards will only be subject to a non-compete provision and no other vesting conditions, similar to those already subscribed by the members of the Alibaba Partnership as explained above. Therefore, the method of accounting for such awards to future holders who are non-employees of the Company will not differ from those granted to the Company’s own employees.

SIMPSON THACHER & BARTLETT

For these remaining rights, since the grant date has not occurred, the amount of compensation, if any, will be measured when the initial subscriber transfers the CPSs to future members of the Alibaba Partnership. In the event the then- subscription price paid by future members of the Alibaba Partnership is below the then-fair value of such rights, share-based compensation expense will be recorded.

•	Based on your disclosures on page 116, it appears that the fair value of your ordinary shares during the three months ended September 30, 2013 was US$18.50 per share as compared to the subscription price of the aforementioned subscription rights of US$14.50 per share. Please tell us how you considered the differential between these two amounts.

The Company advises the Staff that, as explained above, the initial subscription price of the CPSs was US$4 per right, which is above the fair value of the rights calculated using the Black-Scholes model. Given the grant date fair value of the award was below the initial subscription price (i.e. US$4) paid by the selected members of the Alibaba Partnership, there was no share-based compensation expense recognized.

•	Please further tell us more about your statement that the subscription rights were subscribed for cash. Please tell us how you determined what amounts would be paid by the recipients as well as if the RMB442 represents all amounts due for the subscription rights or if certain amounts still need to be received.

The Company advises the Staff that the Partner Capital Investment Plan is an investment scheme offered to the selected members of Alibaba Partnership, and was not meant to be compensation of any form to them. As such, the US$4 per right was determined such that it was equal to or above the fair value of such right. RMB 442 million (i.e. RMB equivalent amount of US$4 per right multiplied by the rights underlying 18,000,000 ordinary shares of the Company) represented all of the amounts due for the subscription of the rights. All such amounts were received in full before December 31, 2013.

14. Investment in equity investees, page F-57

76.	When you update your financial statements to March 31, 2014, please disclose summarized information as to assets, liabilities and results of operations of your investees in the notes, either individually or in groups, or tell us why this disclosure is not required. Refer to ASC 323-10-50-3(c).

As described further below in the Company’s response to comment 77, the Company has assessed the significance of the Company’s equity method investees (both individually and in the aggregate). The Company believes that the financial information of its equity method investees are not material and accordingly does not believe that disclosure of summarized information under ASC 323 is required.

SIMPSON THACHER & BARTLETT

77.	When you update your financial statements to March 31, 2014, please disclose the information required by Rule 3-09 and Rule 4-08(g) of Regulation S-X, or tell us why this disclosure is not required.

In response to the Staff’s comment, the Company has assessed the significance of its equity method investees under the three significant subsidiary tests as described in S-X 1-02(w) (both individually and in the aggregate) for each of the three years ended March 31, 2012, 2013 and 2014. The significance level for each of the three tests does not exceed 10%, and as a result, the disclosures under Rule 3-09 and Rule 4-08(g) are not required.

(b) Investment in UCWeb Inc., page F-58

78.	We note that you hold 66% of economic interests in UCWeb. Please provide us with a specific and comprehensive discussion of what consideration you have given to consolidating this investment and what consideration you have given to accounting for it as an equity method investment. Please tell us in greater detail why you believe these convertible preferred shares are not in-substance common stock.

In order to make a decision regarding consolidation, the Company assesses whether the entity is a VIE and also assesses whether it has control or significant influence over the entity necessary for consolidation under ASC 810.

As of December 31, 2013, the capital structure of UCWeb was composed of ordinary shares and convertible preference shares, which accounted for 35% and 65% of the economic interests in UCWeb, respectively. The 65% interest was held in the form of convertible preference shares and was solely owned by the Company, while the 35% interests held in the form of ordinary shares were wholly-owned by the founders and management of UCWeb.

The Company has assessed whether UCWeb is a VIE. The Company determined that both the ordinary shares and convertible preference shares meet the definition of equity at risk and are sufficient to finance UCWeb’s activities. The holders of the equity at risk possess the power to direct the activities of UCWeb due to their voting rights, the obligation to absorb expected losses and the right to receive expected returns. Also, substantially all of UCWeb’s activities do not involve, and are not conducted on behalf of, the Company. Therefore, the Company concluded that UCWeb is not a VIE.

The Company has further assessed whether it has control or significant influence over UCWeb necessary for consolidation under ASC 810. At the UCWeb board of directors level, the Company is only entitled to appoint two out of five directors; other shareholders have the right to appoint the remaining three directors, and accordingly, the Company does not control the board of UCWeb. In addition, the Company does not have the ability to control the key activities of UCWeb through contractual arrangements or otherwise.

SIMPSON THACHER & BARTLETT

At the shareholders level, a vote of not less than two-thirds of the total voting interests is needed to alter the Memorandum and Article of Association of UCWeb, including the composition of the board of directors. With only 65% voting interests, the Company does not have the requisite vote to amend the documents in order to gain control of the board or the company. In addition, any amendments of existing rights require written consent of the Company and the majority of the 35% ordinary shareholders. Therefore, the Company does not have control over UCWeb at either the board level or shareholders level.

The Company also has assessed whether it should apply equity method accounting to its investment in UCWeb. The Company has considered its 65% interest in UCWeb and its right to appoint two out of five directors and believes it has the ability to exercise significant influence over the operating and financial policies of UCWeb. However, the Company does not believe that the convertible preference shares constitute in-substance common stock as described further below and therefore equity method accounting would not apply under ASC 323-10.

In assessing the nature of the convertible preference shares, the Company considered that the ordinary shares held by the founders and management of UCWeb represent a substantive layer of equity on a fair value basis, and therefore, the liquidation preference of the convertible preference shares represents a substantive liquidation preference. The amount of liquidation preference is equal to the issue price of such preference shares plus declared but unpaid dividend for such shares. The Company believes the convertible preference shares carry different risks and rewards and have seniority to the ordinary shares, and therefore the convertible preference shares are not in-substance common stocks. Since there is no redemption feature, the convertible preference shares should not be considered as debt securities. In addition, there is no readily determinable fair value of the convertible preference shares of UCWeb given that it is a private company. As such, the overall investment in the convertible preference shares of UCWeb is accounted for as a cost method investment.

21. Related Party Transactions, page F-65

Transactions with Alipay HoldCo and Alipay, page F-66

79.	Please tell us in more detail the business reasons why you are granting options and restricted stock units to employees of Alipay Holdco and its subsidiaries. Please tell us if the employees of Alipay Holdco and its subsidiaries are providing any services to you in exchange for these awards. In addition, please tell us more about your accounting treatment of these awards. Tell us why you believe it was appropriate to reduce share-based compensation expense for these awards upon receipt of cash and tell us who is providing you with the cash reimbursement.

The Company advises the Staff that the Company has changed the defined term of “Alipay Holdco” to “Small and Micro Financial Services Company” throughout the notes to the audited consolidated financial statements to be consistent with the term used in the forepart of the Registration Statement. For the purposes of the Company’s responses below, all references to Small and Micro Financial Services Company are to Alipay Holdco previously used in the May 6 Filing.

SIMPSON THACHER & BARTLETT

The Company advises the Staff that prior to the restructuring of Payment Services as disclosed in note 4(c) on page F-32, Small and Micro Financial Services Company was a subsidiary controlled by the Company. To incentivize and motivate employees, the Company has granted share-based compensation to certain employees of the Company, its subsidiaries and affiliates, including Small and Micro Financial Services Company. After the separation of Small and Micro Financial Services Company from the Company, the Company continued to grant share-based awards underlying Company shares to the employees of Small and Micro Financial Services Company. Because Small and Micro Financial Services Company serves as the payment service provider to all marketplaces of the Company, the performance of Small and Micro Financial Services Company’s employees has a significant impact on the success of the Company’s businesses. In addition, the Company participates in the success of Small and Micro Financial Services Company through its entitlement to 49.9% of the consolidated pre-tax income of Small and Micro Financial Services Company.

Under the terms of this arrangement, for awards granted prior to March 31, 2014, Small and Micro Financial Services Company will pay a pre-determined fixed cash reimbursement to the Company upon vesting. The vesting of such awards is conditional upon the recipient’s fulfillment of requisite service conditions to Small and Micro Financial Services Company (and not directly to the Company). Upon deconsolidation of Small and Micro Financial Services Company in 2011, all the pre-existing grants and the post-deconsolidation grants to the employees of Alipay are considered as grants to non-employees and are accounted for under ASC 505, which requires the expense amount to be remeasured at each reporting date through the vesting period, and such share-based compensation expense is recognized over the respective service period, net of estimated forfeitures. The compensation expense of the awards takes into account the expected cash reimbursement from Small and Micro Financial Services Company. Upon vesting of the awards, the Company records a receivable from Small and Micro Financial Services Company with a corresponding entry to additional paid-in capital, reflecting the issuance of new ordinary shares of the Company to the grantees.

The Company believes it is appropriate to reduce the share-based compensation expense for these awards by the cash reimbursement because it was agreed that Alipay would provide such economic consideration to the Company to reimburse for these grants. This is analogous to the concepts described in ASC 323-10-25, which deals with grants of share-based awards to equity method investees, and that guidance focuses on whether the investor receives economic consideration for the awards. To the extent the investor does not receive appropriate economic consideration from the investee for the grant of investor stock awards, the investor must record its economic cost (effectively the contribution to the other investors) as additional expense. In this case, Alipay is paying the Company cash consideration which is reducing the cost to the Company of granting these awards.

SIMPSON THACHER & BARTLETT

80.	We note your statement on page 201 that Jack Ma holds a substantial majority of the voting power and a significant minority direct equity ownership in Small and Micro Financial Services Company. Please tell us the percentage of voting power and equity interest held by Mr. Ma. Please also tell us the percentage of voting power and equity interest held by the Alibaba Partnership and the percentage held by your employees.

In response to the Staff’s comment, the Company has revised the disclosure on pages 222 and 223.

24. Risks and contingencies, page F-69

81.	We note your disclosure that if your current ownership structure and your contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing PRC laws or regulations, your ability to conduct your business could be impacted and you may be required to restructure your ownership structure and operations in the PRC to comply with the changes in the PRC laws. Please disclose that a consequence may include deconsolidation of the VIEs.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-67.

25. Subsequent Events, page F-70

82.	We note you have entered into a subscription agreement with ChinaVision Media Group Ltd. Please tell us how you plan to account for this arrangement to the extent the transaction is completed. Please tell us what consideration you have given to consolidating the entity and what consideration you have given to accounting for it as an equity method investment.

The Company advises the Staff that its contemplated investment in the ordinary shares of ChinaVision Media Group Ltd. represents an equity interest of 60%, and the Company will be entitled to the right to appoint the majority of the board of directors of ChinaVision. Under the voting-interest approach, the Company believes its right to appoint a majority of the board members demonstrates its ability to exert control over ChinaVision. As a result, the Company will be accounting for its investment in ChinaVision as a business combination under ASC 805, and the results of ChinaVision will be recorded in the consolidated income statements from the effective date of acquisition.

SIMPSON THACHER & BARTLETT

83.	We note your disclosure in the last paragraph on page F-71. Please tell us the number of awards granted. Please tell us more about the substance of this transaction as well as how you intend to account for these awards. In this regard, please provide the following information:

The Company advises the Staff that the granting of such awards was to affirm the contributions by the employees of Alibaba Group to the success of Small and Micro Financial Services Company given the close commercial relationships between the two companies, and to incentivize the Company’s employees to continue promoting the success of Small and Micro Financial Services Company as part of the Company’s ecommerce ecosystem in the future. In aggregate, share-based awards underlying approximately 136 million shares of Small and Micro Financial Services Company was granted to substantially all of the Company’s employees.

•	Please tell us the relationship between you and Junhan, including which member of management indirectly controls Junhan. Tell us if you view Junhan as a related party.

The Company advises the Staff that Junhan is a limited partnership established under the laws of the PRC which is controlled indirectly by Jack Ma, who serves as the general partner of Junhan. Junhan is considered as a related party of the Company.

•	Tell us why the share-based awards were granted by Junhan.

The Company advises the Staff that the reason for the granting of such awards was to affirm the contributions by the employees of Alibaba Group to the success of Small and Micro Financial Services Company given the close commercial relationships between the two companies, and to incentivize the Company’s employees to continue promoting the success of Small and Micro Financial Services Company as an integral part of the Company’s e-commerce ecosystem in the future. Although the economic value of the awards is directly linked to the valuation of Small and Micro Financial Services Company, the awards represent contractual rights which only entitle the holders to share in the appreciation in the valuation of Small and Micro Financial Services Company beyond a certain pre-determined base price through cash payments as well as dividends if and when declared by Small and Micro Financial Services Company, without enjoying other rewards of a legal shareholder such as voting rights upon vesting of the awards.

The Company understands that the granting of awards by Junhan is due to two factors. The first factor relates to matters relating to PRC law. Although Junhan currently expects to satisfy the awards in cash, the use of a limited partnership structure provides greater flexibility to satisfy the awards with transfer of equity if and when PRC laws permit in the future. The second factor is that the granting of awards by Junhan avoids any dilution to other equity holders of Small and Micro Financial Services Company.

SIMPSON THACHER & BARTLETT

•	Please provide us with a more specific discussion of the nature and terms of these awards. In this regard, please tell us why you state that these awards are similar to share appreciation awards. Please also more fully describe how the awards are linked to the valuation of Alipay.

The Company advises the Staff that the awards granted represent share economic rights relating to the equity of Small and Micro Financial Services Company with a pre-determined base price per unit. Such rights will be vested on the vesting date(s) as set forth in the relevant award agreements, and the vesting of the awards is conditional upon the fulfillment of services provided to the Company over the requisite service period. After vesting, the holder will be entitled to receive dividends from Small and Micro Financial Services Company if and when they are declared as well as an economic gain which corresponds with the appreciation in value of the underlying equity of Small and Micro Financial Services Company, which is equal to the excess of the fair value of such equity over the relevant pre-determined base price, where the holders are not required to pay an exercise price for the awards. Such rights shall not be freely transferrable or pledged by the holders and the rights will not be exchangeable into equity of Small and Micro Financial Services Company nor do they carry any voting rights. Junhan, but not the holders of such awards, has the sole discretion to settle the vested rights by cash from time to time should the holders terminate their employment services with Small and Micro Financial Services Company or the Company.

•	Please tell us if you intend to recognize compensation expense for these awards and, if so, how such compensation will be measured. Please tell us how you have considered the fact that these awards are not indexed to your own stock. Reference ASC 718 and SAB Topic 5T.

The Company advises the Staff that such awards granted by Junhan, a limited partnership whose equity is held by certain shareholders of the Company and is, according to SAB Topic 5T, similar to those arrangements described in ASC 718-10-15-4, which states that “share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Topic unless the transfer is clearly for a purpose other than compensation for services to the reporting entity.” As such, despite the fact that these awards are not indexed to the Company’s ordinary shares, the Company concludes that the substance of these awards is the payment of an expense of the company through contributions by its shareholders, and shall recognize compensation expense for these awards. For the measurement of such compensation expense, the Company refers the Staff to its response to the bullet point below.

•	Please tell us how you intend to classify the awards including how you have considered that the awards may be settled in cash by Junhan. Reference ASC 718.

SIMPSON THACHER & BARTLETT

The Company advises the Staff that since such awards are not based on shares of the Company but on shares of Alipay and are expected to be settled in cash by Junhan, they are outside the scope of ASC 718, and shall be accounted for as derivatives under ASC 815. In addition, as these derivative awards are granted by Junhan instead of the Company, the awards shall be accounted for based on its substance which is the payment of compensation expense (in the form of derivatives) contributed by the Company’s shareholders. The Company has no legal obligation, either directly or indirectly to pay cash to settle the awards. Therefore, the Company does not believe that the Company should reflect a liability. As such, the Company shall record an expense with a corresponding credit to equity, and such expense shall be remeasured at the fair value of the derivative awards on each reporting date until settlement.

84.	We note the last paragraph on page F-72 indicating you have entered into a subscription agreement with Youku Tudou Inc. Please tell us how you plan to account for this arrangement to the extent the agreement has been consummated. Please also tell us how you have considered the impact of the right to appoint one director to Youku Tudou’s board of directors.

The Company advises the Staff that its investment in the ordinary shares of Youku Tudou represents an equity interest of 16.5%, and the Company is entitled to the right to appoint one director to Youku Tudou’s board of directors. The Company believes the percentage of its shareholding and its ability to nominate a director to the board enable the Company to exert significant influence over the operating and financial policies of Youku Tudou. As a result, the Company will be accounting for this investment using the equity method of accounting.

Exhibit Index, page II-6

85.	We note you filed the agreements related to Zhejiang Taobao Network Co., Ltd. Please file the agreements for the other material VIEs.

The Company respectfully advises the Staff that it included with each filed VIE agreement relating to Zhejiang Taobao Network Co, Ltd. summaries of differences between those agreements and the similar agreements for the Company’s other material VIEs as allowed pursuant to Instruction 2 to Item 601 of Regulation S-K. To highlight the summaries to investors, the Company has aggregated the summaries into a single separate exhibit and filed it with Amendment No. 1 as Exhibit 10.36. As the various sets of VIE agreements are materially similar, the Company does not believe there is any appreciable benefit to filing all such agreements, and it believes that the current approach complies with the form requirement of F-1, 20-F and Item 601 of Regulation S-K.

Exhibit 5.1 – Opinion of Maples and Calder

86.	We note counsel’s statement on page 1 of the opinion that counsel reviewed “only” the documents enumerated under the heading “1 - Documents Reviewed.” Counsel must examine all documents necessary to render the required opinions. Please remove the limitation regarding the documents that counsel has reviewed, and ask counsel to include a statement that counsel has also examined any other materials necessary and appropriate for counsel to render the required opinions.

SIMPSON THACHER & BARTLETT

The Company advises the Staff that the requested changes to the opinion of Maples and Calder have been made and the revised opinion has been refiled with Amendment No. 1.

*        *        *         *        *

SIMPSON THACHER & BARTLETT

If you have any questions regarding this letter or Amendment No. 1, please do not hesitate to contact me at +(852) 2514-7630 (work) or lchen@stblaw.com (email) or William H. Hinman at (650) 251-5120 (work) or whinman@stblaw.com (email) or Daniel Fertig at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Questions pertaining to accounting may also be directed to Benson Wong at +(852) 2289-1304 (work) or benson.wb.wong@hk.pwc.com (email) or Ricky Shin at +(852) 2289-1356 (work) or ricky.w.shin@hk.pwc.com (email), both of PricewaterhouseCoopers, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Leiming Chen

Leiming Chen

Enclosures

cc:	Joseph C. Tsai, Executive Vice-chairman
Jonathan Zhaoxi Lu, Chief Executive Officer
Maggie Wei Wu, Chief Financial Officer
Timothy A. Steinert, General Counsel

    Alibaba Group Holding Limited

William H. Hinman, Jr.
Daniel Fertig

    Simpson Thacher & Bartlett LLP

William Y. Chua
Jay Clayton
Sarah P. Payne

    Sullivan & Cromwell LLP

Benson W.B. Wong
Ricky W. Shin

    PricewaterhouseCoopers

Appendix 1 to the Letter to the SEC dated June 16, 2014

(A) Supporting Documents for Certain Statements in Amendment No. 1 to the Registration Statement

Statements in Registration Statement	Page No. in Registration Statement	Supporting Document(s)	Page No. in Supporting Document(s)
Gate 1-A	Gate 1

iResearch Report: 2014 China Online Shopping Report

iResearch Data: Numbers of Taobao APP monthly unique users in e-Commerce (large class) since August 2012

iResearch data regarding top ten mobile APPs in China by monthly unique users in MUT for March 2014 and for March 2014 and for subsequent months thereafter

			11 Whole document Whole document

Gate 1-B	Gate 1	iResearch Report: 2014 China Online Shopping Report	17

Gate 1-C	Gate 1	iResearch Report: 2014 China SME B2B E-Commerce Sector report	13

Gate 1-D	Gate 1	iResearch Data: Traffic data ranking of Juhuasuan in IUT in 2013	Whole document

1

Gate 2-A	Gate 2	IDC Report: Global eCommerce Platforms Ranking by Gross Merchandise Volume	2

Gate 2-B	Gate 2	iResearch Report: 2014 Q1 China Mobile Internet Report	7

Gate 2-C	Gate 2	Euromonitor: China and US population 2010 - 2015	Whole document

Gate 2-D	Gate 2	CNNIC: The 33rd China Internet Development Statistic Report	15

Gate 2-E	Gate 2	CNNIC: The 33rd China Internet Development Statistic Report	19

Gate 2-F	Gate 2	CNNIC: The 33rd China Internet Development Statistic Report	38

2

Gate 2-G	Gate 2	iResearch Report: 2014 China Online Shopping Report	8

Gate 3-A	Gate 3	UPS 2013 Annual Report	1

Gate 3-B	Gate 3	Euromonitor: Retail Space (China and U.S.) Euromonitor: Retail Space Per Capita (Japan, Germany and U.K.) Euromonitor: Population (China and U.S.)	1 1 1

1-A We are the largest online and mobile commerce company in the world in terms of gross merchandise volume in 2013, according to the IDC GMV Report.	1	IDC Report: Global eCommerce Platforms Ranking by Gross Merchandise Volume	2

3

1-B We operate Taobao Marketplace, China’s largest online shopping destination, Tmall, China’s largest third party platform for brands and retailers, in each case in terms of gross merchandise volume, and Juhuasuan, China’s most popular group buying marketplace by its monthly active users, in each case in 2013 according to iResearch.	1	Re Taobao Marketplace - iResearch Report: 2014 China Online Shopping Report Re Tmall - Same report as above Re Juhuasuan - iResearch Data: Traffic data ranking of Juhuasuan in IUT in 2013	11 17 Whole document

1-C … we operate Alibaba.com, China’s largest global online wholesale marketplace in 2013 by revenue, according to iResearch,…	1	iResearch Report: 2014 China SME B2B E-Commerce Sector report	13

4-A (2) According to iResearch for the three months ended March 31, 2014.	4	iResearch Report: 2014 Q1 China Mobile Internet Report	7

4-B (4) … 9.2 billion packages delivered in the twelve months ended December 31, 2013 by delivery services in China meeting certain minimum revenue thresholds, according to the State Post Bureau of the PRC.	4	State Post Bureau: 2013 Postal Industrial Operating Metrics	1

6-A China’s real consumption in 2013 was 36.5% of total GDP, which is a rate that is significantly lower than that of other countries, such as the United States, which had a consumption penetration rate of 66.8% in 2013, according to Euromonitor International.	6	Letter of authorization of Euromonitor regarding the approved text	Whole document

6-B According to the China Internet Network Information Center, or CNNIC, China had the world’s largest Internet population with 618 million users as of December 31, 2013.	6	CNNIC: The 33rd China Internet Development Statistic Report CIA World Factbook – Population by Country Number of internet users in India	15 and 19 Whole document 1

4

6-C According to CNNIC, China had 302 million online shoppers in 2013.	6	CNNIC: The 33rd China Internet Development Statistic Report	38

6-D China has the world’s largest mobile Internet user base with 500 million users as of December 31, 2013, according to CNNIC …	6	CNNIC: The 33rd China Internet Development Statistic Report	19
		CIA World Factbook – population by country	Whole document
		The Economic Times article regarding number of internet users of India and that by country	1

6-E Overall, online shopping, which represented 7.9% of total China consumption in 2013, is projected to grow at a compound annual growth rate, or CAGR, of 27.2% from 2013 to 2016, according to iResearch, …	6	iResearch Report: 2014 China Online Shopping Report	8

7-A We are the leader in mobile commerce in China in terms of mobile retail GMV, with mobile GMV transacted on our China retail marketplaces accounting for 76.4% of total mobile retail GMV in China in the three months ended March 31, 2014, according to iResearch.	7	iResearch Report: 2014 Q1 China Mobile Internet Report	7

7-B Our Mobile Taobao App has been the most popular mobile commerce app in China by mobile MAUs every month since August 2012, according to iResearch.	7

iResearch Data: Numbers of Taobao APP monthly unique users in e-Commerce (large class) since August 2012

iResearch data regarding top ten mobile APPs in China by monthly unique users in MUT for March 2014 and for March 2014 and for subsequent months thereafter

			Whole document Whole document

37-A According to the National Bureau of Statistics of China, in the first quarter of 2014, China’s GDP growth rate was 7.4%, which was the lowest since the first quarter of 2009.	37	National Bureau of Statistics: Summary of GDP for the First Quarter	1

5

73-A	73	1999 figure - CNNIC: The 5th China Internet Development Statistic Report	1
		2003 figure - CNNIC: The 13th China Internet Development Statistic Report	1
		2004 figure - CNNIC: The 15th China Internet Development Statistic Report	1
		2007 figure - CNNIC: The 21st China Internet Development Statistic Report	1
		2008 figure – CNNIC: The 23th China Internet Development Statistic Report	11
		2009 figure – CNNIC: The 25th China Internet Development Statistic Report	3
		2010 figure - CNNIC: The 27th China Internet Development Statistic Report	27
		2013 figure - CNNIC: The 33rd China Internet Development Statistic Report	5

74-A According to iResearch, Taobao Marketplace was the number one consumer-to-consumer, or C2C, marketplace in terms of gross merchandise volume in China in 2013.	74	Re Taobao Marketplace - iResearch Report: 2014 China Online Shopping Report	11

6

74-B In 2013, Alipay was the largest online third-party payment services provider in China by total payment volume, according to iResearch.	74	iResearch Report: China Online Third-party Payment Market Structure Remains Stable	Whole document

74-C In 2010, we also launched our Mobile Taobao App, which has been the most popular mobile commerce app in China by MAUs every month since August 2012, according to iResearch.	74	iResearch Data: Numbers of Taobao APP monthly unique users in e-Commerce (large class) since August 2012	Whole document

		iResearch data regarding top ten mobile APPs in China by monthly unique users in MUT for March 2014 and for March 2014 and for subsequent months thereafter

86-A We are the largest online and mobile commerce company in the world in terms of gross merchandise volume in 2013, according to the IDC GMV Report.	86	IDC Report: Global eCommerce Platforms Ranking by Gross Merchandise Volume	2

86-B We operate Taobao Marketplace, China’s largest online shopping destination, Tmall, China’s largest third-party platform for brands and retailers, in each case in terms of gross merchandise volume, and Juhuasuan, China’s most popular group buying marketplace by its monthly active users, in each case in 2013 according to iResearch.	86	Re Taobao Marketplace - iResearch Report: 2014 China Online Shopping Report	11
		Re Tmall - Same report as above	17
		Re Juhuasuan - iResearch Data: Traffic data ranking of Juhuasuan in IUT in 2013	Whole document

86-C We operate Alibaba.com, China’s largest global wholesale marketplace in 2013 by revenue, according to iResearch,…	86	iResearch Report: 2014 China SME B2B E-Commerce Sector report	13

97-A … UCWeb, China’s largest mobile browser company, according to iResearch…	97	iResearch: Top 10 Mobile Applications in China	Whole document

99-A UCWeb, the leading developer of mobile web browsers in China, according to iResearch	99	iResearch: Top 10 Mobile Applications in China	Whole document

7

120-A According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2011, 2012 and 2013 was 5.4%, 2.6% and 2.6%, respectively.	120	National Bureau of Statistics: Publication of CPI Data in 2011, 2012 and 2013	Whole document

132-A We are the largest online and mobile commerce company in the world in terms of gross merchandise volume in 2013, according to the IDC GMV Report.	132	IDC Report: Global eCommerce Platforms Ranking by Gross Merchandise Volume	2

133-A We operate Taobao Marketplace, China’s largest online shopping destination, Tmall, China’s largest thirdparty platform for brands and retailers, in each case in terms of gross merchandise volume, and Juhuasuan, China’s most popular group buying marketplace by its monthly active users, in each case in 2013 according to iResearch.	133	Re Taobao Marketplace - iResearch Report: 2014 China Online Shopping Report	11
		Re Tmall - Same report as above	17
		Re Juhuasuan - iResearch Data: Traffic data ranking of Juhuasuan in IUT in 2013	Whole document

133-B In addition to our three China retail marketplaces, we operate Alibaba.com, China’s largest global online wholesale marketplace in 2013 by revenue, according to iResearch,…	133	iResearch Report: 2014 China SME B2B E-Commerce Sector report	13

135-A (2) According to iResearch for the three months ended March 31, 2014.	135	iResearch Report: 2014 Q1 China Mobile Internet Report	7

135-B (4) … 9.2 billion packages delivered in the twelve months ended December 31, 2013 by delivery services meeting certain minimum revenue thresholds in China, according to the State Post Bureau of the PRC.	135	State Post Bureau: 2013 Postal Industrial Operating Metrics	1

136-A China’s real consumption in 2013 was 36.5% of total GDP, which is a rate that is significantly lower than that of other countries, such as the United States, which had a consumption penetration rate of 66.8% in 2013, according to Euromonitor International.	136	Letter of authorization of Euromonitor regarding the approved text	Whole document

8

136-B According to CNNIC, China had the world’s largest Internet population with 618 million users as of December 31, 2013.	136	CNNIC: The 33rd China Internet Development Statistic Report	15 and 19
		CIA World Factbook – Population by Country	Whole document

		Number of Internet users in India	1

136-C According to CNNIC, China had 302 million online shoppers in 2013.	136	CNNIC: The 33rd China Internet Development Statistic Report	38

136-D China has the world’s largest mobile Internet user base with 500 million users as of December 31, 2013, according to CNNIC, …	136	CNNIC: The 33rd China Internet Development Statistic Report	19

		CIA World Factbook – population by country	Whole document

		The Economic Times article regarding number of internet users of India and that by country	1

136-E Overall, online shopping, which represented 7.9% of the total China consumption in 2013, is projected to grow at a CAGR of 27.2% from 2013 to 2016, according to iResearch, …	136	iResearch Report: 2014 China Online Shopping Report	8

137-A Growth in China Consumption. China’s real GDP of RMB58.0 trillion (US$9.3 trillion) in 2013 is projected to grow at a CAGR of 7.4% from 2013 to 2016, according to Euromonitor International.	137	Letter of authorization of Euromonitor regarding the approved text	Whole document

137-B Real consumption in China is projected to experience a higher rate of growth at a CAGR of 8.6% during the same period, according to Euromonitor International, thus becoming an increasingly important contributor to the Chinese economy.	137	Letter of authorization of Euromonitor regarding the approved text	Whole document

137-C The proportion of GDP accounted for by consumption in China was 36.5% in 2013, a level which was significantly lower than the United States, the United Kingdom, Japan and Germany, according to Euromonitor International.	137	Letter of authorization of Euromonitor regarding the approved text	Whole document

9

137-D	137	Letter of authorization of Euromonitor regarding the approved text	Whole document

137-E	137	Letter of authorization of Euromonitor regarding the approved text	Whole document

137-F	137	Letter of authorization of Euromonitor regarding the approved text	Whole document

10

137-G According to the National Bureau of Statistics of China, the real annual per capita income of rural households and urban households in China increased by CAGRs of 10.2% and 8.5% between 2008 and 2013, respectively.	137	Statistical Communique of the People’s Republic of China on the 2009 National Economic and Social Development	25

		Statistical Communique of the People’s Republic of China on the 2010 National Economic and Social Development	21

		Statistical Communique of the People’s Republic of China on the 2011 National Economic and Social Development	21

		Statistical Communique of the People’s Republic of China on the 2012 National Economic and Social Development	20

		Statistical Communique of the People’s Republic of China on the 2013 National Economic and Social Development	19

		Letter of authorization of Euromonitor regarding the approved text	Whole document

11

137-H In addition, the household savings rate in China declined from 40.4% in 2009 to 39.5% in 2013, according to Euromonitor International.	137	Letter of authorization of Euromonitor regarding the approved text	Whole document

138-A … Internet users in China grew from 298 million, or 22.6% of China’s total population, as of the end of 2008 to 618 million, or 45.8% of the total population, as of the end of 2013, according to CNNIC.	138	CNNIC: The 33rd China Internet Development Statistic Report	15

138-B According to iResearch, China’s Internet population is projected to grow to 790 million by the end of 2016.	138	iResearch Report: 2014 China Mobile Internet Report	5

138-C	138	iResearch Report: 2014 China Mobile Internet Report CNNIC: The 33rd China Internet Development Statistic Report IDC Japan Internet IDC U.S. Internet IDC U.K. Internet IDC Germany Internet	5 15 Whole document Whole document Whole document Whole document

138-D According to CNNIC, there were 302 million Internet shoppers in China in 2013, representing 48.9% of total Internet users, compared to 74.2% in the United States in the same year, according to IDC.	138	CNNIC: The 33rd China Internet Development Statistic Report IDC Japan Internet IDC U.S. Internet IDC U.K. Internet IDC Germany Internet	38 Whole document Whole document Whole document Whole document

12

139-A According to an estimate by Euromonitor International, China’s consumption expenditures in 2013 for food and non-alcoholic beverages, health goods and medical services and recreation and culture were RMB5,520 billion (US$888 billion), RMB1,397 billion (US$225 billion) and RMB443 billion (US$71 billion), respectively.	139	Letter of authorization of Euromonitor regarding the approved text	Whole document

139-B	139	Letter of authorization of Euromonitor regarding the approved text	Whole document

13

139-C Growth in Mobile Usage. Despite China’s relatively low Internet penetration rate, China’s mobile Internet user base reached 500 million as of December 31, 2013, according to CNNIC.	139	CNNIC: The 33rd China Internet Development Statistic Report	19

139-D Smartphone shipments in China reached 351 million in 2013 and will exceed 428 million in 2014, according to projections by IDC.	139

IDC Press Release: Smartphone Prices Race to the Bottom as Emerging Markets Outside of China Come into the Spotlight for Future Growth

IDC Press Release: 2014 Technology Outlook for China’s Growing Mobile Phone Industry

Confirmation from IDC regarding the updated estimate on the shipment number of smartphones in 2014

			Whole document Whole document Whole document

14

139-E As of December 31, 2012, there were 127 cities in China with populations greater than 1 million, according to the National Bureau of Statistics of China.	139	Statistics of China Provincial Cities and Major Cities	24

139-F According to Euromonitor International, the top 20 retailers in China had a combined market share of approximately 11.5% in 2013, as compared with approximately 39.8% in the United States in the same period.	139	Euromonitor: Top 20 retailers in China and US	1 and 2

140-A In 2013, per capita retail space in China was 0.6 square meters, which was significantly lower than that in the United States, the United Kingdom, Japan and Germany, according to Euromonitor International.	140	Letter of authorization of Euromonitor regarding the approved text	Whole document

140-B As seen in the table below, approximately 60% of retail sales in 2012 was attributable to regions outside of tier 1 and 2 cities, according to the National Bureau of Statistics of China.	140	Statistics of China Provincial Cities and Major Cities	11

140-C In addition to the 35 tier 1 and tier 2 cities that have populations of over 1 million each, there are 92 other cities with populations greater than one million as of December 31, 2012, according to the National Bureau of Statistics of China.	140	Statistics of China Provincial Cities and Major Cities	1 and 24

15

140-D	140	Statistics of China Provincial Cities and Major Cities	11

141-A According to iResearch, China’s online shopping is expected to increase from RMB1,841 billion (US$296 billion) in 2013 to RMB3,790 billion (US$ 610 billion) in 2016 at a CAGR of 27.2%.	141	iResearch Report: 2014 China Online Shopping Report iResearch Report: 2013 China Online Shopping Industry in the PC and Mobile Segments	8 1

141-B China’s online shopping penetration rate, defined as online shopping market size as a percentage of total consumption, is also expected to increase from 7.9% in 2013 to 11.5% at the end of 2016, according to iResearch.	141	iResearch Report: 2014 China Online Shopping Report	8

141-C	141	iResearch Report: 2011 China Online Shopping Revenue Reached RMB773.56 Billion iResearch Report: 2013 China Online Shopping Industry in the PC and Mobile Segments	2 1

141-D	141	Same as above	Same as above

16

142-A According to iResearch, • mobile GMV transacted on our China retail marketplaces accounted for 76.4% of total mobile retail GMV in China in the three months ended March 31, 2014;	142	iResearch Report: 2014 Q1 China Mobile Internet Report	7

142-B • our Mobile Taobao App has been the most popular mobile commerce app in China by mobile MAUs every month since August 2012;	142

iResearch Data: Numbers of Taobao APP monthly unique users in e-Commerce (large class) since August 2012

iResearch data regarding top ten mobile APPs in China by monthly unique users in MUT for March 2014 and for March 2014 and for subsequent months thereafter

			Whole document

142-C • the mobile payment application developed by Alipay that powers payments on our apps as well as on third-party mobile commerce apps has been China’s leading mobile payment application by mobile MAUs since August 2012; and	142	iResearch Data: Numbers of Alipay APP monthly unique users in financial services in MUT since August 2012	Whole document

142-D • the Mobile Taobao App, Alipay and the UCWeb mobile browser were three of the top five mobile apps in China based on mobile MAUs in April 2014 (the most recently available month).	142	iResearch: Top 10 Mobile Applications in China	Whole document

17

143-A … 9.2 billion packages that, according to the State Post Bureau of the PRC, were delivered by delivery companies in China meeting certain minimum revenue thresholds.	143	State Post Bureau: 2013 Postal Industrial Operating Metrics	1

144-A In addition, mobile GMV transacted on our China retail marketplaces accounted for 76.2% and 76.4% of total mobile retail GMV in China in the twelve months ended December 31, 2013 and the three months ended March 31, 2014, respectively, according to iResearch.	144	iResearch Report: 2014 China Mobile Internet Report iResearch Report: 2014 Q1 China Mobile Internet Report	25 7

147-A According to Forrester Research, Tmall and Taobao Marketplace received the number one and number two highest Customer Experience Index rankings, respectively, among all the retailers that Forrester tracked in China in 2014.	147	Forrester Research: The Customer Experience Index, China 2014	8 and 10

147-B In the Forrester study, of the 46 Chinese and non-Chinese brands surveyed in the retail, airline, hotel and banking industries, Tmall was the only retail industry brand out of a total of four brands that received an “excellent” overall ranking. It also received an excellent score for “meeting needs” and “being easy to do business with.”	147	Same as above	2, 4, 9 and 10

152-A According to iResearch, Taobao was the number one C2C marketplace in terms of gross merchandise volume in China in 2013.	152	Re Taobao Marketplace - iResearch Report: 2014 China Online Shopping Report	11

152-B Our Mobile Taobao App has been the most popular mobile commerce app in China from August 2012 to April 2014 (the most recent month available) in terms of mobile MAUs, according to iResearch.	152

iResearch Data: Numbers of Taobao APP monthly unique users in e-Commerce (large class) since August 2012

iResearch data regarding top ten mobile APPs in China by monthly unique users in MUT for March 2014 and for March 2014 and for subsequent months thereafter

			Whole document

157-A According to iResearch, Tmall is the largest brands and retail platform in China in terms of GMV in 2013, including direct sales companies and platform operators.	157	iResearch Report: 2014 China Online Shopping Report	17

18

164-A … Juhuasuan was the most popular online group buying marketplace in China based on its monthly active users in 2013, according to iResearch.	164	iResearch Data: Traffic data ranking of Juhuasuan in IUT in 2013	Whole document

168-A Alibaba.com … was China’s largest global online wholesale marketplace by revenue in 2013, according to iResearch.	168	iResearch Report: 2014 China SME B2B E-Commerce Sector report	13

182-A In 2012, more than 60% of the phishing sites in China were identified and reported by our security technology according to the 2012 annual report of the Anti-Phishing Alliance of China, a sub-division of CNNIC.	182	2012 Anti-Phishing Alliance of China Report	7

19

(B) Photocopies of Supporting Documents

1.	IDC Report: Global eCommerce Platforms Ranking by Gross Merchandise Volume
2.	iResearch Report: 2014 China Online Shopping Report (2014 年中国网络购物行业年度监测报告)
3.	iResearch Data: Traffic data ranking of Juhuasuan in IUT in 2013
4.	UPS 2013 Annual Report
5.	Euromonitor: Retail Space (China and U.S.)
6.	Euromonitor: Retail Space Per Capita (Japan, Germany and U.K.)
7.	Euromonitor: Population (China and U.S.)
8.	iResearch Report: 2014 China SME B2B E-Commerce Sector report (2014 年中国中小企业 B2B 电子商务行业年度监测报告)
9.	iResearch Report: 2014 China Mobile Internet Report (2014 年中国移动互联网行业年度研究报告)
10.	iResearch Report: 2014 Q1 China Mobile Internet Report (2014 年第一季度中国移动互联网行业年度研究报告)
11.	State Post Bureau: 2013 Postal Industrial Operating Metrics (国家邮政局：2013 年邮政行业运行情况)
12.	Statistical Communique of the People’s Republic of China on the 2009 National Economic and Social Development
13.	Statistical Communique of the People’s Republic of China on the 2010 National Economic and Social Development
14.	Statistical Communique of the People’s Republic of China on the 2011 National Economic and Social Development
15.	Statistical Communique of the People’s Republic of China on the 2012 National Economic and Social Development
16.	Statistical Communique of the People’s Republic of China on the 2013 National Economic and Social Development
17.	IDC Japan Internet, U.S. Internet, U.K. Internet, Germany Internet
18.	CNNIC: The 33rd China Internet Development Statistic Report (中国互联网络信息中心：第 33 次中国互联网络发展统计报告)
19.	Number of Internet users in India
20.	The Economic Times article regarding number of internet users of India and that by country
21.	CIA World Factbook – Population by Country
22.	National Bureau of Statistics: Summary of GDP for the First Quarter (国家统计局：一季度国民经济开局平稳 总体良好)
23.	CNNIC: The 5th China Internet Development Statistic Report (中国互联网络信息中心：第 2 次中国互联网络发展统计报告)
24.	CNNIC: The 13th China Internet Development Statistic Report (中国互联网络信息中心：第 13 次中国互联网络发展统计报告)
25.	CNNIC: The 15th China Internet Development Statistic Report (中国互联网络信息中心：第 15 次中国互联网络发展统计报告)
26.	CNNIC: The 21st China Internet Development Statistic Report (中国互联网络信息中心：第 21 次中国互联网络发展统计报告)
27.	CNNIC: The 23th China Internet Development Statistic Report (中国互联网络信息中心：第 23 次中国互联网络发展统计报告)
28.	CNNIC: The 25th China Internet Development Statistic Report (中国互联网络信息中心：第 25 次中国互联网络发展统计报告)
29.	CNNIC: The 27th China Internet Development Statistic Report (中国互联网络信息中心：第 27 次中国互联网络发展统计报告)
30.	iResearch: China Online Third-party Payment Market Structure Remains Stable
31.	iResearch Data: Numbers of Taobao APP monthly unique users in e-Commerce (large class) since August 2012
32.	iResearch data regarding top ten mobile APPs in China by monthly unique users in MUT for March 2014 and for March 2014 and for subsequent months thereafter
33.	National Bureau of Statistics: Publication of CPI Data in 2011, 2012 and 2013
34.	The Economic Times article regarding number of internet users of India
35.	Statistical Communiqué of the People’s Republic of China on the 2008 National Economic and Social Development
36.	Statistical Communiqué of the People’s Republic of China on the 2013 National Economic and Social Development
37.	Letter of authorization of Euromonitor regarding the approved text
38.	IDC Press Release: Smartphone Prices Race to the Bottom as Emerging Markets Outside of China Come into the Spotlight for Future Growth

20

39.	IDC Press Release: 2014 Technology Outlook for China’s Growing Mobile Phone Industry
40.	Confirmation from IDC regarding the updated estimate on the shipment number of smartphones in 2014
41.	Statistics of China Provincial Cities and Major Cities
42.	Euromonitor: Top 20 Retailers in China and US
43.	Euromonitor: China and US population 2010 - 2015
44.	iResearch Report: 2011 China Online Shopping Revenue Reached RMB773.56 Billion (2011 年中国网络购物交易规模达 7735.6 亿元)
45.	iResearch Report: 2013 China Online Shopping Industry in the PC and Mobile Segments (2013 年中国网络购物行业 PC 端增速放缓，移动端爆发)
46.	iResearch Data: Numbers of Alipay APP monthly unique users in financial services in MUT since August 2012
47.	iResearch: Top 10 Mobile Applications in China
48.	Forrester Research: The Customer Experience Index, China 2014
49.	2012 Anti-Phishing Alliance of China Report (中国反钓鱼网站联盟 2012 年工作报告)

21

Gate 1-A, Item 1-B, 74-A, 86-B, 133-A,
152-A (re Taobao Marketplace)

iResearch
艾瑞咨询集团

2013年网络购物市场监测数据

市场规模
市场结构
市场份额
用户规模
用户行为

B2C增速远高于C2C，预计2017年B2C市场规模将超过C2C

艾瑞咨询数据显示，2013年中国网络购物市场中B2C交易规模达6661.1亿元，增长65.2%，远高于C2C市场28.1%的增速，B2C市场将继续成为网络购物行业的主要推动力。

预计到2017年，B2C网络购物市场交易规模将超过C2C，突破2万亿元。

* The GMV of Taobao Marketplace was approximately RMB1,101 billion in 2013 (see page 21 of F-1), which represents 93.7% of RMB1,175 billion C2C market segment size)

Volume of transactions on China's online B2C and C2C retail marketplaces 2011 – 2017

2011-2017年中国B2C&C2C网络购物市场交易规模

60000
50000
40000
30000
20000
10000
0
214.5%
103.4%
65.2%
47.1%
43.8%
33.4%
24.7%
47.3%
56.4%
28.1%
22.6%
18.8%
11.7%
10.2%
1982.8
5862.5
4033.2
9170.1
6661.1
11748.4
9800.0
14400.0
14090.0
17100.0
18800.0
19100.0
23450.0
21050.0
2011
2012
2013
2014e
2015e
2016e
2017e
B2C market segment (in 100 million RMB)
C2C market segment (in 100 million RMB)
B2C交易规模（亿元）
C2C交易规模（亿元）
B2C增长率（%）
C2C增长率（%）

注释：1.艾瑞统计网络购物市场交易规模是以实物产品销售为主营业务的平台电商与自主销售式电商GMV之和；2.其中淘宝和天猫按完成支付订单GMV统计，包括实际成交的实物和虚拟（不包含在线旅游）产品GMV、营业税（或增值税）及退货等未成交订单GMV；3.其他各家电商按下单GMV统计，包括实际成交的实物和虚拟（不包含在线旅游）产品GMV、营业税（或增值税）及未支付和退货等未成交订单GMV。

11

本报告于2014/5/13由淘宝欣如用户下载.版权为艾瑞咨询集团所有.本集团保留追究对报告侵权行为的权利.

Gate 1-B, Item 1-B, 86-B, 133A and 157-A (re Tmall)

iResearch
艾瑞咨询集团

2013年网络购物市场监测数据

市场规模
市场结构
市场份额
用户规模
用户行为

B2C市场呈现“两超多强”格局，目前行业格局稳定

2013年B2C市场格局方面，天猫市场份额比2012年略有提升，以过半的市场份额继续领跑B2C市场。而在以自主销售为主的B2C市场中，京东以46.5%的份额一路领先，优势明显；苏宁易购市场份额达到10.8%，位居自主销售为主B2C市场的第二。其它重要参与者包括易迅网、亚马逊中国、当当网、国美在线等，它们同属B2C领域的第二集团。从整体上看，天猫、京东领先地位稳固，第二集团B2C竞争激烈，行业市场格局稳定。

艾瑞咨询认为，未来中国B2C市场“两超多强”的竞争格局将持续演进，天猫和京东在中国B2C市场中的领先地位短期内难以被撼动，而其它B2C企业依托用户流量、供应链优势和差异化发展模式将在市场中获得或保持自己的一席之地。

2013年中国B2C购物网站交易规模市场份额

B2C Online Shopping Websites in China in 2013 by market share in volume of transactions

天猫
52.1%
Tmall
京东
18.3%
腾讯B2C
6.4%
苏宁易购
4.3%
亚马逊中国
2.2%
唯品会
2.2%
当当网
1.9%
国美在线
1.8%
1号店
1.5%
凡客诚品
0.7%
其他
8.6%

2013年中国自主销售为主B2C购物网站交易规模市场份额

京东
46.5%
苏宁易购
10.8%
易迅网
5.9%
亚马逊中国
5.7%
唯品会
5.5%
当当网
4.8%
国美在线
4.0%
1号店
3.8%
凡客诚品
1.8%
新蛋网
0.7%
其他
10.5%

注释：1.B2C市场拥有复合销售渠道的运营商规模仅统计其与网络相关的销售额；2.B2C网站根据盈利模式不同划分为平台式B2C和自主式B2C，其中，平台式B2C指天猫此类的以佣金服务费为主要收入的网站，自主式B2C指京东商城此类的以商品的进销差价为主要收入的网站；3.苏宁易购包含旗下红孩子，腾讯B2C包含QQ网购、QQ商城及旗下易迅网，国美在线包含国美电器官方商城及库巴网。

17

本报告于2014/5/13由淘宝欣如用户下载.版权为艾瑞咨询集团所有.本集团保留追究对报告侵权行为的权利.

iResearch
艾瑞咨询集团
中国中小企业B2B电子商务运营商市场份额

阿里巴巴、我的钢铁网、环球资源位居B2B总营收前三位

从B2B平台总营收市场份额看，阿里巴巴、我的钢铁网及环球资源位居2013年中小企业B2B电子商务市场前三位，三者的份额之和达51.3%；

从B2B平台服务营收市场份额看，阿里巴巴、环球资源及慧聪网依然位列市场前三位，三者的份额之和达51.7%。

Gate 1-C, Item 1-C, 86-C, 133-B and 168-A

Small and Medium Enterprise B2B Wholesale Marketplaces in China in 2013 by total Revenue

2013年中国主要中小企业B2B电子商务运营商
总营收市场份额

alibaba.com
阿里巴巴
38.2%
其他
36.3%
网盛生意宝
1.0%
环球市场
1.1%
焦点科技
2.6%
敦煌网
3.4%
慧聪网
4.3%
环球资源
6.3%
我的钢铁网
6.8%

2013中国主要中小企业B2B电子商务运营商
平台服务营收市场份额

其他
38.5%
阿里巴巴
40.5%
环球资源
6.6%
慧聪网
4.6%
敦煌网
3.7%
焦点科技
2.8%
我的钢铁网
1.2%
环球市场
1.1%
网盛生意宝
1.1%

注释：1.2013年中国中小企业B2B运营商（包含平台服务和自建平台业务收入）总营收规模为194.5亿元，其中平台服务营收为183.4亿元；2.由于各上市企业财报发布时间不同，2013Q4，各家B2B上市企业中，网盛生意宝、环球资源、慧聪网的营收数据来自于财报，焦点科技的营收数据来自于业绩快报，其他B2B上市企业2013Q4的营收数据为艾瑞预估值；3.由于四舍五入的原因，各企业份额加总值不一定等于100%。
来源：综合企业财报及专家访谈，根据艾瑞统计模型核算。

13

本报告于2014-5-14 由艾瑞咨询集团提供，专供 阿里巴巴 使用，本集团保留追究对报告侵权行为的权利。

Gatel-D, Item 1-B, 86-B, 133-A, 164-A

(re Juhuasuan)

- 11) 2013 年聚划算的 IUT 流量数据排名 — Ranking by traffic of group buying
    - 请提供数据，并给予授权

2013.01-2013.06 六个月，2013.07-2013.12 六个月，月度覆盖人数（万人）

Monthly Active users

Taobao group buying (which refers to Juhuasuan)

January 2013 to June 2013

iUserTracker

电子商务 · 团购 | 单位：万 | 按月 | 2013年01月 至 2013年06月 | 分析

网络服务 › 趋势分析 | 月度覆盖人数（万人） | MAU

序号	服务	2013.01	2013.02	2013.03	2013.04	2013.05	2013.06
	合计	19,804.8	16,244.5	18,383.4	18,599.8	20,316.8	21,191.1
1	淘宝网(团购)	6,799.5	5,127.8	6,983.7	7,130.0	8,268.6	8,581.6
2	美团网(团购)	3,542.1	3,107.6	3,374.0	3,445.7	3,899.7	3,822.7
3	大众点评网(团购)	2,995.1	2,247.6	2,424.6	2,834.8	3,099.8	3,439.5
4	窝窝团(团购)	2,770.6	2,443.4	2,531.1	2,484.4	2,866.1	3,329.8
5	糯米网(团购)	2,433.8	2,036.8	2,128.8	2,208.5	2,449.5	2,853.9
6	拉手网(团购)	2,520.2	1,958.8	2,135.8	2,076.4	2,256.5	2,282.0
7	腾讯(团购)	2,546.7	1,287.2	1,682.0	1,535.2	1,990.6	2,378.9
8	团800(团购)	1,531.2	1,157.9	1,275.0	1,281.6	1,502.8	1,758.0
9	高朋网(团购)	897.2	957.2	928.0	923.2	1,271.2	1,367.4
10	58同城分类(团购)	1,547.0	991.5	1,487.0	1,134.3	1,166.3	1,056.6
11	5八团(团购)	816.5	657.5	588.3	656.5	758.9	783.1
12	来优(团购)	832.6	695.5	723.7	715.0	677.9	757.8
13	N多团(团购)	348.7	280.3	382.7	560.4	726.1	706.3
14	中粮我买网(团购)	570.0	469.0	770.0	782.3	381.0	583.3

Monthly Active users

Taobao group buying (which refers to Juhuasuan)

July 2013 to December 2013

iUserTracker

电子商务 · 团购 | 单位：万 | 按月 | 2013年07月 至 2013年12月 | 分析

网络服务 › 趋势分析 | 月度覆盖人数（万人） | MAU

序号	服务	2013.07	2013.08	2013.09	2013.10	2013.11	2013.12
	合计	21,609.6	21,772.1	22,182.2	20,772.3	22,735.9	22,726.4
1	淘宝网(团购)	8,344.2	8,540.0	9,956.9	9,075.2	11,950.3	10,732.4
2	美团网(团购)	4,252.0	4,387.3	4,117.4	3,940.0	4,305.0	4,363.4
3	大众点评网(团购)	3,876.7	4,074.9	3,661.5	3,887.9	3,684.4	4,078.1
4	窝窝团(团购)	2,440.6	3,200.1	2,843.4	2,823.9	2,579.5	2,544.0
5	糯米网(团购)	2,827.9	2,893.4	2,758.8	2,480.7	2,197.1	2,553.4
6	拉手网(团购)	2,427.5	2,477.1	2,281.8	2,088.0	1,913.9	2,239.9
7	团800(团购)	2,033.2	2,100.0	1,861.4	1,767.9	1,729.5	1,900.2
8	腾讯(团购)	2,361.3	2,048.5	2,714.0	2,366.1	1,827.6	1,571.0
9	N多团(团购)	1,134.8	1,357.1	1,331.1	1,112.6	951.8	1,004.3
10	中粮我买网(团购)	741.0	858.2	683.3	572.7	680.1	983.3
11	58同城分类(团购)	1,036.4	1,025.2	1,076.9	1,001.9	908.8	824.4
12	来优(团购)	838.2	903.0	677.8	596.0	507.1	674.3
13	Like团(团购)	608.8	445.5	408.7	450.1	389.7	545.0
14	去哪网(团购)	131.5	81.8	182.0	127.9	300.2	491.9

transactions taking place in these marketplaces. To assess ecommerce in terms of GMV provides useful additional insight into the magnitude of economic activity facilitated by these companies.

IDC has examined each of the largest companies engaging in ecommerce. For the purposes of the following rankings, we have exclusively focused on those companies that facilitate transactions or direct sales of a diversified set of third-party physical and digital goods and services. Table 1 shows the largest 10 companies by GMV.

The values shown in Table 1 are exclusively those related to online transactions and do not include in-store purchases when applicable.

As shown in Table 1, when measured by GMV, Alibaba is by far the world's largest ecommerce platform. To put it another way, the value of the goods trading hands on Alibaba's platform is greater than that of Amazon, eBay, JD.com, and Rakuten combined. Also notable is the global representation found on this list, with five companies based in the United States (Amazon, eBay, Staples, Walmart, and Groupon), two based in China (Alibaba and JD.com), one in Japan (Rakuten), one in Germany (Otto Group), and one in Argentina (MercadoLibre). Other large companies in this space include Tencent and Suning.

Gate 2-A, 1-A, 86-A and 132-A

TABLE 1

Global eCommerce Platforms Ranking by GMV (US$B)

Rank	Company	2013 GMV
1	Alibaba	248.0
2	Amazon	116.4
3	eBay	87.5
4	JD.com	20.7
5	Rakuten	16.5
6	Staples	10.4
7	Walmart	10.0
8	Otto Group	8.3
9	MercadoLibre	7.8
10	Groupon	5.8

Source: IDC, 2014

©2014 IDC #248444 2

Gate 2-B, Item 4-A, 7-A, 135-A and 144-A

市场数据

iResearch 艾瑞咨询集团

移动购物市场份额淘宝无线占据绝对优势

2014Q1中国移动购物市场淘宝无线占整体市场交易规模的76.4%，遥遥领先，占据市场绝对领先地位，继续领跑移动购物市场；手机京东、唯品会分列第二和第三，值得注意的是唯品会以2.0%的份额占据第三位，不但在PC端成长迅速，也在移动端有非常出色的表现。

Market Share of Mobile Retail Enterprises in China in the First Quarter of 2014

2014Q1中国移动购物企业交易规模市场占比

腾讯 0.4%
凡客 0.3%
移淘 0.2%
其他 11.5%
当当 0.6%
苏宁易购 0.8%
亚马逊 0.9%
唯品会 2.0%
京东 6.9%
淘宝无线 76.4%
Taobao wireless 76.4%

注释：2014Q1中国移动购物交易规模为641.9亿元。
来源：根据企业公开财报、行业访谈及艾瑞统计预测模型估算，仅供参考。

7

Gate 2-C

Passport

Historic/Forecast | '000

Categories	Geographies	2010	2011	2012	2013	2014	2015
Population: National Estimates at January 1st	China	1,334,500.0	1,340,910.0	1,347,350.0	1,354,040.0	*1,360,547.4*	*1,366,838.0*
Population: National Estimates at January 1st	USA	309,349.7	311,611.5	313,995.2	316,355.2	*318,726.3*	*321,105.2*

Research Sources:
Population: National Estimates at January 1st: Euromonitor International from national statistics/UN

Date Exported (GMT): 26/02/2014 10:15:30
© Euromonitor International

中国互联网络信息中心 CNNIC

报告摘要

Gate 2-D and Item 13-

一、基础数据

As of December 2013, the Internet population of China was 618 million.

◇ 截至2013年12月，中国网民规模达6.18亿，全年共计新增网民5358万人。互联网普及率为45.8%，较2012年底提升3.7个百分点。

◇ 截至2013年12月，中国手机网民规模达5亿，较2012年底增加8009万人，网民中使用手机上网的人群占比提升至81.0%。

◇ 截至2013年12月，我国网民中农村人口占比28.6%，规模达1.77亿，相比2012年增长2101万人。

◇ 中国网民中通过台式电脑上网和笔记本电脑上网的比例分别为69.7%和44.1%，相比2012年均有所下降，下降比例分别为0.8个百分点和1.8个百分点。手机上网比例保持较快增长，从74.5%上升至81.0%，提升6.5个百分点。

◇ 我国域名总数为1844万个，其中.CN域名总数较去年同期增长44.2%，达到1083万，在中国域名总数中占比达58.7%。截至2013年12月，中国网站总数为320万，全年增长52万个，增长率为19.4%。

◇ 截至2013年12月，全国企业使用计算机办公的比例为93.1%，使用互联网的比例为83.2%，固定宽带使用率为79.6%。同时，开展在线销售、在线采购的比例分别为23.5%和26.8%，利用互联网开展营销推广活动的比例为20.9%。

二、趋势与特点

中国网民规模增长空间有限，手机上网依然是网民规模增长的主要动力

截至2013年12月，我国网民规模达6.18亿，全年共计新增网民5358万人。互联网普及率为45.8%，较2012年底提升了3.7个百分点，普及率增长幅度与2012年情况基本一致，整体网民规模增速持续放缓。与此同时，手机网民继续保持良好的增长态势，规模达到5亿，年增长率为19.1%，手机继续保持第一大上网终端的地位。而新网民较高的手机上网比例也说明了手机在网民增长中的促进作用。2013年中国新增网民中使用手机上网的比例高达73.3%，远高于其他设备上网的网民比例，手机依然是中国网民增长的主要驱动力。

第33次中国互联网络发展状况统计报告 5
33rd

Gate 2-E
Item 6-D, 13
and 139-B

中国互联网络信息中心 CNNIC

上网成为互联网发展的主要动力，不仅推动了中国互联网的普及，更催生出更多新的应用模式，重构了传统行业的业务模式，带来互联网经济规模的迅猛增长。

China's Mobile Internet Population
中国手机网民规模及其占网民比例
万人
75000
60000
45000
30000
15000
0
100%
80%
60%
40%
20%
0%
2007
2008
2009
2010
2011
2012
2013
5040
11760
23344
30274
35558
41997
50006
24.0%
39.5%
60.8%
66.2%
69.3%
74.5%
81.0%
500 million
手机网民规模
手机网民占整体网民比例
来源：CNNIC 中国互联网络发展状况统计调查
2013.12

图 5 手机网民规模

（三）分省网民规模

2013 年，我国各省市网民规模均有一定幅度增长，中国大陆 31 个省、直辖市、自治区中网民数量超过千万规模的省份已达 25 个，网民普及率超过全国平均水平的省份达 13 个，相比 2012 年增加了青海和河北两省，网民普及率分别为 47.8%和 46.5%。

2013 年我国互联网发展地域性差异仍然存在，北京、上海、广东等省市的互联网普及率相对较高，超过 65%，而江西、云南、贵州等省份的互联网普及率则相对较低，均不到 33%。2013 年，江西、云南、贵州、河南等互联网普及率相对较低的省份，互联网网民规模增速最快，而北京、上海、广东等互联网普及率相对较高的省份，互联网网民增速则有所放缓。未来，随着互联网设备的不断普及与宽带网络计划的加大推进，我国互联网发展的地域差异也将进一步减少。

第 33 次中国互联网络发展状况统计报告 19

CNNIC 中国互联网络信息中心

Gate 2-F, Item 6-C, 136-C and 138-D

1.网络购物

As of December 2013, China had 302 million online shopper

截至 2013 年 12 月，我国网络购物用户规模达到 3.02 亿，较上年增加 5987 万，增长率为 24.7%，使用率从 42.9%提升至 48.9%。

Online shopping penetration rose from 42.9% to 48.9% (in

Item 138-D and 138-E

2013 年网络购物用户规模的增长得益于以下三个因素：首先，电商企业开始从“价格驱动”转向“服务驱动”，企业从单纯的价格战转向服务竞争，提升了网络购物的消费体验；其次，整体应用环境的优化，如网络安全环境的改善，移动支付、比价搜索等应用发展，为网络购物创造更为便利的条件；最后，网络购物法规的逐步完善。2013 年政府加快了网络零售市场的立法进程，新《消费者权益保护法》将网络购物相关的个人信息保护、追溯责任等内容纳入，保障了消费者网络购物的基本权益。

2012-2013年 网络购物用户数及使用率
万人
40000
30000
20000
10000
0
50%
38%
25%
13%
0%
42.9%
48.9%
24202
30189
2012
2013
网络购物用户数
网民使用率
来源：CNNIC 中国互联网络发展状况统计调查
2013.12

图 22 2012-2013 年中国网络购物用户数及网民使用率

2. 团购

团购成为增长最快的网络应用。截至 2013 年 12 月，我国团购用户规模 1.41 亿，同比增长 68.9%，使用率提升至 22.8%，同比增长 8 个百分点。

手机端的快速发展推动团购的高速增长，手机团购使用率从 2012 年底的 4.6%增长至 16.3%。以团购为代表的本地生活服务与手机定位等功能深度契合，2013 年团购服务在手机端与地图、旅行、生活信息服务等领域的进一步融合，推动了团购向网民群体的快速渗透，整个行业也在不断地向线下生活服务领域纵深发展。

在经历了爆发式增长后的整体行业洗牌，团购已经回归理性发展状态。一方面，专业的团购网站通过产品定位和人员优化提高运营效率，包括高收益产品的选择、服务质量的提升、信任度的改善等措施，极大的提升了用户的使用意愿。另一方面，网络购物、旅行

38

第 33 次中国互联网络发展状况统计报告

iResearch
艾瑞咨询集团
2013年网络购物市场监测数据

市场规模
市场结构
市场份额
用户规模
用户行为

网络购物交易额达到1.84万亿元，增速渐趋平缓

2013年中国网络购物市场交易规模达到1.84万亿元，增长39.4%，与2012年相比，增速有所回落。网络购物交易额占社会消费品零售总额的比重达到7.9%，比去年提高1.6个百分点。

艾瑞咨询认为，随着网民购物习惯的日益养成，网络购物相关规范的逐步建立及网络购物环境的日渐改善，中国网络购物市场将开始逐渐进入成熟期，未来几年，网络购物市场增速将趋缓。同时，随着传统企业大规模进入电商行业，中国西部省份及中东部三四线城市的网络购物潜力也将得到进一步开发，加上移动互联网的发展促使移动网络购物日益便捷，中国网络购物市场整体还将保持相对较快增长，预计到2016-2017年中国网络购物市场交易规模将达到4万亿元。

Transaction Volumn of China's Online Shopping Market 2011-2017

2011-2017年中国网络购物市场交易规模

Gate 2-G, Item 6-E
136-E and 141-B
80000
60000
40000
20000
0
70.2%
68.3%
39.4%
31.5%
28.9%
21.5%
17.4%
4.3%
6.3%
7.9%
9.1%
10.4%
11.5%
12.4%
Item 5-E, 131 A
and 126-E
7845.3
13203.3
18409.5
24200.0
31190.0
37900.0
44500.0
2011
2012
2013
2014e
2015e
2016e
2017e
网络购物市场交易规模（亿元）
增长率（%）
占社会消费品零售总额的比重（%）
percentage of total consumption

注释：1.艾瑞统计网络购物市场交易规模是以实物产品销售为主营业务的平台电商与自主销售式电商GMV之和；2.其中淘宝和天猫按完成支付订单GMV统计，包括实际成交的实物和虚拟（不包含在线旅游）产品GMV、营业税（或增值税）及退货等未成交订单GMV；3.其他各家电商按下单GMV统计，包括实际成交的实物和虚拟（不包含在线旅游）产品GMV、营业税（或增值税）及未支付和退货等未成交订单GMV。

8

UPS 2013 Annual Report

Gate 3-A

PART I

Cautionary Statement About Forward-Looking Statements

This report includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in the future tense, and all statements accompanied by terms such as "believe," "project," "expect," "estimate," "assume," "intend," "anticipate," "target," "plan," and variations thereof and similar terms are intended to be forward-looking statements. We intend that all forward-looking statements we make will be subject to safe harbor protection of the federal securities laws pursuant to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Our disclosure and analysis in this report, in our Annual Report to Shareholders and in our other filings with the Securities and Exchange Commission ("SEC") contain forward-looking statements regarding our intent, belief and current expectations about our strategic direction, prospects and future results. From time to time, we also provide forward-looking statements in other materials we release as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or anticipated results. These risks and uncertainties are described in Part I, "Item 1A. Risk Factors" and may also be described from time to time in our future reports filed with the SEC. You should consider the limitations on, and risks associated with, forward-looking statements and not unduly rely on the accuracy of predictions contained in such forward-looking statements. We do not undertake any obligation to update forward-looking statements to reflect events, circumstances, changes in expectations, or the occurrence of unanticipated events after the date of those statements.

Item 1. *Business*

Overview

United Parcel Service, Inc. ("UPS") was founded in 1907 as a private messenger and delivery service in Seattle, Washington. Today, UPS is the world's largest package delivery company, a leader in the U.S. less-than-truckload industry and the premier provider of global supply chain management solutions. We deliver packages each business day for 1.5 million shipping customers to 7.9 million receivers ("consignees") in over 220 countries and territories. In 2013, we delivered an average of 16.9 million pieces per day worldwide, or a total of 4.3 billion packages. Total revenue in 2013 was $55.4 billion.

We are a global leader in logistics, and we create value for our customers through solutions that lower costs, improve service and provide highly customizable supply chain control and visibility. Customers are attracted to our broad set of services that are delivered as promised through our integrated ground, air and ocean global network.

Our services and integrated network allow shippers to simplify their supply chains by using fewer carriers, and to adapt their transportation requirements and expenditures as their businesses evolve. Across our service portfolio, we also provide control and visibility of customers' inventories and supply chains via our UPS technology platform. The information flow from UPS technology drives improvements for our customers, as well as for UPS, in reliability, flexibility, productivity and efficiency.

Particularly over the last decade, UPS has significantly expanded the scope of our capabilities to include more than package delivery. Our logistics and distribution capabilities give companies the power to easily expand their businesses to new markets around the world. By leveraging our international infrastructure, UPS enables our customers to bridge time zones, cultures, distances and languages to keep the entire supply chain moving smoothly.

We serve the global market for logistics services, which include transportation, distribution, forwarding, ground, ocean and air freight, brokerage and financing. We have three reportable segments: U.S. Domestic Package, International Package and Supply Chain & Freight, all of which are described below. For financial information concerning our reportable segments and geographic regions, refer to note 11 of our consolidated financial statements.

1

Gate 3-B

Passport

Market Sizes | Historic/Forecast | Selling space | '000 sq m

Categories	Geographies	2008	2009	2010	2011	2012	2013	2014	2015
Store-based Retailing	China	546,170.4	579,685.8	630,798.5	683,724.4	733,304.5	784,224.0	*837,760.7*	*893,493.8*
Store-based Retailing	USA	897,050.3	871,850.9	857,602.1	842,981.6	838,781.8	837,768.8	*834,003.9*	*829,832.8*

Research Sources:
Retailing: Euromonitor from trade sources/national statistics

Date Exported (GMT): 26/02/2014 10:31:30
© Euromonitor International

Passport

Historic/Forecast | '000

Categories	Geographies	2010	2011	2012	2013	2014	2015
Population: National Estimates at January 1st	China	1,334,500.0	1,340,910.0	1,347,350.0	1,354,040.0	*1,360,547.4*	*1,366,838.0*
Population: National Estimates at January 1st	USA	309,349.7	311,611.5	313,995.2	316,355.2	*318,726.3*	*321,105.2*

Research Sources:
Population: National Estimates at January 1st: Euromonitor International from national statistics/UN

Date Exported (GMT): 26/02/2014 10:15:30
© Euromonitor International

Retail space per capita (sq.m)	2013
China	0.579 = 784,224,000/1,354,040,000
USA	2.648 = 837,768,800/316,355,200

Gate 3-B

Passport

Market Sizes | Historic/Forecast | Selling space sq m Per Capita

Categories	Geographies	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Store-based Retailing	Japan	1.2	1.3	1.3	1.3	1.3	1.3	1.3	1.3	1.3	1.3	1.3	1.3	1.3	1.3	*1.3*	*1.3*	*1.3*	*1.3*	*1.3*
Store-based Retailing	South Korea	0.7	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.9	0.9	0.9	*0.9*	*0.9*	*0.9*	*0.9*	*0.9*
Store-based Retailing	Germany	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	*1.5*	*1.5*	*1.5*	*1.6*	*1.6*
Store-based Retailing	United Kingdom	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.3	1.3	*1.3*	*1.3*	*1.3*	*1.3*	*1.3*

Research Sources:
Retailing: Euromonitor from trade sources/national statistics

Date Exported (GMT): 14/04/2014 16:31:59
© Euromonitor International

Item 1-B, 86-B, 133-A, 164-A
(re Juhuasuan)

2013.01-3013.12,Top10 团购网站月度覆盖人数变化趋势(其中 Top10 以 2013.12 为筛选顺序)

图表分析 -- 网页对话框
基本指标
日均覆盖人数
月度覆盖人数
人均单日浏览页面
人均单页有效浏览时间
月度指标
月度总访问次数
月度总浏览页面
月度总有效浏览时间
日均指标
日均访问次数
日均浏览页面
日均有效浏览时间
人均指标
人均月度访问天数
人均月度访问次数
人均月度有效浏览时间
人均单日访问次数
人均单日有效浏览时间
人均单次浏览页面
人均月度浏览页面
按月
2013年07月 至
2013年12月
一年趋势
分析
切换至统计图表
网站服务月度覆盖分析
Juhuasuan (Taobao group buying)
10000
5000
0
2013-1
2013-2
2013-3
2013-4
2013-5
2013-6
2013-7
2013-8
2013-9
2013-10
2013-11
2013-12
MAU by month
时间范围 2013-01 至 2013-12
年趋势
复制数据
保存此图表
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国家邮政局公布2013年邮政行业运行情况

Item 4-B, 135-B and 14

2014-01-15

2013年，邮政企业和全国规模以上快递服务企业业务收入（不包括邮政储蓄银行直接营业收入）累计完成2547.8亿元，同比增长28.6%；业务总量累计完成2725.1亿元，同比增长33.8%。

12月份，全行业业务收入完成242.5亿元，同比增长31.1%；业务总量完成289.6亿元，同比增长39%。

2013年，邮政函件业务累计完成63.2亿件，同比下降10.7%；包裹业务累计完成6925.5万件，同比增长0.7%；报纸业务累计完成194.2亿份，同比增长2.1%；杂志业务累计完成11.4亿份，同比增长0.4%；汇兑业务累计完成1.8亿笔，同比下降22.2%。

2013年，全国规模以上快递服务企业业务量累计完成91.9亿件，同比增长61.6%；业务收入累计完成1441.7亿元，同比增长36.6%。其中，同城业务收入累计完成166.4亿元，同比增长51%；异地业务收入累计完成829亿元，同比增长30.5%；国际及港澳台业务收入累计完成270.7亿元，同比增长31.7%。

12月份，快递业务量完成10.7亿件，同比增长62.8%；业务收入完成155.6亿元，同比增长38%。

9.19 billion packages were delivered in 2013 by delivery services meeting certain scale thresholds in China

快递业务收入情况
单位：亿元
180
160
140
120
100
80
60
40
20
0
1月
2月
3月
4月
5月
6月
7月
8月
9月
10月
11月
12月
2012年
2013年

分专业快递业务收入比较
单位：亿元
900
800
700
600
500
400
300
200
100
0
166.4
829.0
270.7
175.6
同城快递
异地快递
国际及港澳台快递
其他
2012年1-12月
2013年1-12月

http://www.spb.gov.cn/dtxx_15079/201401/t20140115_274540.html 5/30/2014

Item 6-A, 136-A, 137-A, 137-B, 137-C, 137-D, 137-E, 137-F, 137 139-A, 139-B and 140-A

EUROMONITOR INTERNATIONAL

SINGAPORE
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TEL +65.6429.0590 FAX +65.6324.1855
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17 April 2014

The Directors
Alibaba Group Holding Limited (the "Company")
26th Floor, Tower One, Times Square
1 Matheson Street
Causeway Bay, Hong Kong

Dear Sir/Madam

Re: Letter of authorisation to use Euromonitor's name and data ("Letter")

We are writing in connection with the forthcoming issue of the prospectus and related marketing materials (collectively, the **"Prospectus Materials"**) by Alibaba Group Holding Limited, a company incorporated in Cayman Islands whose registered address is Offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands at company registration number TR-90722 (the **"Company"**, **"you"** oor **"your"**, as applicable) and your request for our permission to publish Euromonitor International Ltd's name and data in the Prospectus Materials in the form set out in the attached draft text which you have given us and which is attached to Annex 1 of this Letter (the **"Approved Text"**).

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Euromonitor International Ltd, registered in England at the above address No.1049587

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EUROMONITOR INTERNATIONAL

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"This prospectus also contains market data relating to [ ] that includes projections based on a number of assumptions. This prospectus also contains statistical data and estimates that we obtained from the following reports: [ ]. The reports of [ ] were conducted at our request and commissioned by us for the purposes of this offering. The [ ] market may not grow at the rates projected by market data, or at all. The failure of these industries or markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements."

5. Any use of the Approved Text, Euromonitor's name and/or its data beyond the publication of the Approved Text in the Prospectus Materials and its issue to the public (e.g. use unrelated to the Prospectus Materials such as for the making of any marketing claims) shall require Euromonitor's prior written consent.

6. Any use of the Approved Text, Euromonitor's name and/or its data beyond the publication of the Approved Text in the Prospectus Materials that is: (i) illegal, misleading, false and/or in breach of any applicable codes or regulations; (ii) misrepresents the Company, Euromonitor and/or any third party; and/or (iii) capable of damaging the reputation and goodwill of Euromonitor, is strictly prohibited.

7. Euromonitor agrees that the Approved Text may be used in accordance with the conditions set out in this Letter by any third party who is involved in the issue of the Prospectus Materials on the Company's behalf on condition that the Company ensures that any such third party is made aware of those conditions. The Company shall be responsible for any third party use of the Approved Text permitted under this condition 7 and such notice shall not relieve the Company of any of its obligations under this Letter.

8. This permission is valid for a period of 90 days from the date of this Letter, at the end of which period the permission will lapse. If the Prospectus Materials have not been published and issued to the public before that period expires, please contact Euromonitor for renewal of its permission.

9. Subject to condition 10, this condition 9 sets out the entire liability of Euromonitor to the Company in respect of the publication of the Approved Text, Euromonitor's name and/or its data in the Prospectus Materials, or from any form or manner of use of the Approved Text and/or Euromonitor's name or data whatsoever.

   9.1. All warranties, conditions and other terms implied by statute or common law are, to the fullest extent permitted by law, excluded from the provisions of this Letter.

   9.2. To the extent permissible by law, Euromonitor shall not be liable for any of the following losses which are suffered or incurred by: (a) the Company; or (b) any other third party as a result of or arising from the publication of the Approved Text and/or Euromonitor's name or data in the Prospectus Materials: (i) any direct losses other than those resulting from Euromonitor's negligence; or (ii) loss of profits; or (iii) loss of business; or (iv) depletion of goodwill or similar losses; or (v) loss of contract; or (vi) loss of use; or (vii) any special, indirect, consequential or pure economic loss, costs, damages, charges or expenses.

   9.3. Euromonitor's total liability in contract, tort (including negligence or breach of statutory duty), misrepresentation, restitution or otherwise arising from or in connection with the publication or use of the Approved Text and/or Euromonitor's name or data in the Prospectus Materials shall not exceed the greater of: (i) £25,000; or (ii) the total sum paid on behalf of or to Euromonitor by its insurers in settlement or satisfaction of any such claims under the terms and conditions of Euromonitor's applicable insurance policy(ies).

10. Neither party excludes its liability for personal injury or death caused by its negligence or for fraud or fraudulent misrepresentation.

Euromonitor International (Asia) Pte Ltd, registered in Singapore at the above address, is a division of Euromonitor International Ltd

EUROMONITOR INTERNATIONAL

SINGAPORE
11 Keppel Road #06-00 ABI Plaza Singapore 089057
TEL +65.6429.0590 FAX +65.6324.1855
WWW.EUROMONITOR.COM

11. The Company shall indemnify Euromonitor against any losses, costs, claims, damages or expenses which Euromonitor suffers or incurs as a result of or in connection with third party claims or demands which relate to: (i) the publication, disclosure, issuing to the public and/or use of the Approved Text and/or Euromonitor's name and/or data in the Prospectus Materials; and/or (ii) the use of the Approved Text by any third parties which Euromonitor permits under condition 7 of this Letter.If any provision (or part of any provision) of this Letter is found by any court or other authority of competent jurisdiction to be invalid, illegal or unenforceable: (a) that provision or part-provision shall, to the extent required, be deemed not to form part of the agreement between us, and the validity and enforceability of the other provisions of this Letter shall not be affected; and (b) the provision shall apply with the minimum modification necessary to make it legal, valid and enforceable.

12. No modification or claimed waiver of the terms of this Letter shall be valid except by written amendment signed by authorised representatives of the parties.

13. This Letter and any documents referred to in it constitute the entire agreement and understanding of the parties in relation to its subject matter and supersede and extinguish all previous agreements and understandings between the parties relating to its subject matter. Each party acknowledges that in entering into this Letter it has not relied and is not relying on any representations or warranties (whether implied or otherwise) other than those expressly set out in this Letter and the parties irrevocably and unconditionally waive any right they may have to any remedy in respect of any other such representation or warranty except in the case of fraud.

14. Waiver of any of the terms of this Letter shall not be deemed a waiver of any other terms, nor shall waiver of any breach of those terms be construed as a continuing waiver of other breaches of the same or other provisions of this Letter.

15. A person who is not a party to this Letter has no right to enforce any term of this Letter.

16. Except as expressly stated in this Letter, nothing in this Letter shall be construed as a transfer and/or grant of any of the intellectual property rights by Euromonitor and/or its licensors in respect of the Approved Text, Euromonitor's data and/or its name (including any of Euromonitor's trade marks). The Company shall not assign, novate or otherwise transfer any of its rights or obligations under this Letter to any person.

17. This Letter (including a dispute regarding the existence, validity or termination of this Letter) and any non-contractual obligation or other matter arising out of or in connection with it shall be governed by and construed in accordance with English law and the parties submit to the exclusive jurisdiction of the courts of England. Notwithstanding the preceding sentence in this condition 17, either party shall have the right in its absolute discretion to enforce a judgment and/or take proceedings in any other jurisdiction in which the other party is incorporated or in which any assets of the other party may be situated.

18. Nothing in condition 18 of this Letter will prevent either party from applying to the court of any jurisdiction for such provisional or protective measures as are available under the laws of that jurisdiction.

If you have any queries, please let me know.

Please confirm your acceptance of the terms of this Letter by countersigning and dating a duplicate of this letter and returning it to your Euromonitor contact by email as a PDF. You will be deemed to have accepted the terms of this Letter if you make any use of the Approved Text, Euromonitor's name and/or its data in the Prospectus Materials or otherwise.

I look forward to hearing from you.

Euromonitor International (Asia) Pte Ltd, registered in Singapore at the above address, is a division of Euromonitor International Ltd

EUROMONITOR INTERNATIONAL

SINGAPORE
11 Keppel Road #06-00 ABI Plaza Singapore 089057
TEL +65.6429.0590 FAX +65.6324.1855
www.euromonitor.com

Execution Page

Yours faithfully

For and on behalf of
Euromonitor International Ltd

[signature]

Name: JEREMY GIBBON

Title: GLOBAL CLIENT DEVELOPMENT DIRECTOR

For and on behalf of
Alibaba Group Holding Limited

[signature]

Date: April 17, 2014

Name: Timothy A. Steinert

Title: General Counsel

Euromonitor International (Asia) Pte Ltd, registered in Singapore at the above address, is a division of Euromonitor International Ltd

EUROMONITOR
INTERNATIONAL

SINGAPORE
11 Keppel Road #06-00 ABI Plaza Singapore 089057
TEL +65.6429.0590 FAX +65.6324.1855
WWW.EUROMONITOR.COM

Annex 1
Approved Text

Euromonitor International (Asia) Pte Ltd, registered in Singapore at the above address, is a division of Euromonitor International Ltd

Item 6-A and 136-A

"Our business benefits from the rising spending power of Chinese consumers. China's real consumption in 2013 was 36.5% of total GDP, which is a rate that is significantly lower than other countries, such as the United States, which had a consumption penetration rate of 66.8% in 2013, according to Euromonitor International. We believe growth in consumption will drive higher levels of online and mobile commerce."

......

Item 137-A

Item 137-B

Item 137-C

Item 137-D

China GDP
(Real GDP based on constant 2013 prices, in trillions of RMB)

7.4% CAGR
58.0
62.2
66.8
71.7
2013E
2014E
2015E
2016E

Source: Euromonitor International

China consumption
(Real consumption expenditure based on constant 2013 prices, in trillions of RMB)

8.6% CAGR
21.1
23.0
25.0
27.1
2013E
2014E
2015E
2016E

Source: Euromonitor International

Item 137-E

Consumption as % of GDP
(Consumer expenditure as % of GDP, 2013)

36.5%
66.8%
64.0%
59.4%
54.5%
China
U.S.
U.K.
Japan
Germany

Source: Euromonitor International

Item 137-F

......

"The rising real income level of Chinese consumers has been a major driving force behind the increasing contribution of consumption to the overall economy. According to the National Bureau of Statistics of China, the real annual per capita income of rural households and urban households in China increased by CAGRs of 10.2% and 8.5% between 2008 and 2013, respectively. In addition, the household savings rate in China declined from 40.4% in 2009 to 39.5% in 2013, according to Euromonitor International. We believe the declining trend in savings rate reflects consumers' increasing propensity to spend on discretionary items, including higher quality products and services. As Chinese consumers continue to experience real wage increases, as well as a higher propensity to spend, we expect that the contribution

Item 137-G

Item 137-H

of consumption to overall GDP in China will continue to increase over time and that the growth rate of consumption will continue to outpace GDP growth."

......

"Challenges in China's Offline Retail Market Provide Online Retail Opportunity. China's retail industry is highly fragmented. As of December 31, 2012, there were 127 cities in China with populations greater than 1 million, according to the National Bureau of Statistics of China. According to Euromonitor International, the top 20 retailers in China had a combined market share of approximately 11.5% in 2013, as compared with approximately 39.8% in the United States in the same period.

Offline retail infrastructure
(Retail space per capita in square meters, 2013)

2.6
1.3
1.3
1.5
0.6
China
U.S.
U.K.
Japan
Germany

Source: Euromonitor International

Item 14c

......

Greater Penetration of Online Shopping Across Consumption Categories. The current product mix in China consumption offers opportunities for increased online shopping in underpenetrated categories. We expect that online shoppers will expand their shopping activities into other consumption categories and that the average online spending per user will increase. The consumption categories that we expect to account for increasing online sales include food and beverages, health goods and medical services as well as recreation and culture. According to Euromonitor International, China's consumption expenditures in 2013 for food and non-alcoholic beverages, health goods and medical services and recreation and culture are estimated at RMB5,520 billion (US$888 billion), RMB1,397 billion (US$225 billion) and RMB 443 billion (US$71 billion), respectively.

Item 13f

Breakdown of consumption in China
(% total consumption expenditure in China, 2013)

Clothing and footwear
8.5%
Electronics and home appliances (1)
3.7%
Household Goods and Services (2)
4.4%
Food and non-alcoholic beverages
28.1%
Housing (3)
16.8%
Transport
7.4%
Health goods and medical services
6.6%
Hotels and catering
3.7%
Jewelry and accessories
3.6%
Education
2.1%
Recreation and culture (4)
2.1%
Others (5)
15.0%
Our more active categories based on GMV in 2013

Source: Euromonitor International

(1) Electronics and home appliances include audio-visual, photographic and information processing equipment, telecommunications equipment and home appliances.

(2) Household goods and services include furniture and furnishings, carpets and other floor coverings, household textiles, glassware, tableware and household utensils, hardware and household and domestic services.

(3) Housing includes actual rentals for housing, imputed rental for housing, maintenance and repair of dwellings, water and miscellaneous domestic services, electricity, gas and other fuels.

(4) Recreation and culture include recreational and cultural services, other major durables for recreation and culture, package holidays, newspapers, magazines, books and stationery, other recreational items and equipment as well as gardens and pets.

(5) Others include alcoholic beverages and tobacco, telecommunication services, postal services, personal care, social protection, insurance, financial services, durable/semi-durable/non-durable goods and other services.

Large China population base
China internet users
China mobile internet users
Number of internet shoppers in China
% of online shopping to total China consumption
7.9%
Underdeveloped offline retail infrastructure in China drives online opportunity – especially outside tier 1 and 2 cities
2.6
USA
1.3
UK
1.3
Japan
1.5
Germany
0.6
China

— Item 39

中国互联网络信息中心 CNNIC

第二章网民规模与结构特征

一、网民规模

China had 618 million Internet users as of December 2013

（一）总体网民规模

Item 6-B and 136-B

截至 2013 年 12 月，我国网民规模达 6.18 亿，全年共计新增网民 5358 万人。互联网普及率为 45.8%，较 2012 年底提升 3.7 个百分点，整体网民规模增速保持放缓的态势。

Item 138-A

中国网民规模和互联网普及率
万人
75000
50000
25000
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
11100
13700
21000
29800
38400
45730
51310
56400
61758
8.5%
10.5%
16.0%
22.6%
28.9%
34.3%
38.3%
42.1%
45.8%
网民数
互联网普及率
来源：CNNIC 中国互联网络发展状况统计调查
2013.12

图 1 中国网民规模与互联网普及率

近来年，中国网民规模增长主要源于以下四个方面因素：第一，中国政府在信息化领域制定了一系列政策方针并持续加强基础网络设施建设，为互联网接入提供较好的网络基础条件；第二，运营商和各大厂商积极推动互联网应用发展，加快网络应用对社会生活的渗透，如打车、支付等应用与线下结合紧密，吸引更多人使用互联网；第三，传统媒体和新媒体的联动加强，提升整体社会对互联网的认知，促使更多人使用互联网；第四，网络应用的社交性和即时沟通的便捷性，在增加网民使用黏性的同时加大了网民对非网民同伴的连带影响，促进非网民向网民转化。这一系列因素共同推动互联网用户规模的增长，尤其推动了手机网民规模的持续增加。2013 年中国新增网民中使用手机上网的比例高达 73.3%，高于其他设备的使用比例，这意味着手机依然是中国网民增长的主要驱动力。

第 33 次中国互联网络发展状况统计报告 15

https://www.cia.gov/library/publications/the-world-factbook/rankorder/2119rank.html

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Item 6-B, 6-D and 136-B

Country Comparison :: Population

Population compares estimates from the US Bureau of the Census based on statistics from population censuses, vital statistics registration systems, or sample surveys pertaining to the recent past and on assumptions about future trends.

① Based on CNNIC report (P.15) – China had approxi[mately] 618 million Internet user in 2013.
② According to CIA World Factbook, this number already larger than the population of all other countries in the wo[rld] except India.

DOWNLOAD DATA

Rank	country	Population	Date of Information
1	China	1,355,692,576	July 2014 est.
2	India	1,236,344,631	July 2014 est.
3	European Union	509,365,627	July 2013 est.
4	United States	318,892,103	July 2014 est.
5	Indonesia	253,609,643	July 2014 est.

Item 6-B and 136-B

Number of internet users in India (Dec 31 2013)

Internet subscribers in India touch 238.71 mn in 2013: Govt

PTI New Delhi **Last Updated:** February 19, 2014 | 20:34 IST

India's Internet population rose to 238.71 million last year helped by growing number of users especially in Maharashtra, Uttar Pradesh, Tamil Nadu, Gujarat and Andhra Pradesh, Parliament was informed on Wednesday.

In a written reply to Lok Sabha, Minister of State for Communication and IT Milind Deora said: "As per the Census of India 2011, 9.4 per cent of households of India have access to computers and 3.1 per cent of households have Internet."

Quoting Trai data, the Minister added that India's total Internet subscribers stood at 238.71 million as of December 31, 2013.

Maharashtra has the largest Internet subscribers at 38.78 million followed by Uttar Pradesh (22.90 million), Tamil Nadu (19.65 million), Gujarat (17.92 million) and Andhra Pradesh (17.07 million), Deora said.

Telecom Regulatory Authority of India (TRAI) had pegged Internet subscribers in India at 164.81 million as of March 31, 2013, with seven out of eight accessing the Internet from their mobile phones.

In a separate query, Deora said according to the IT hardware industry body MAIT, the IT hardware market in India is likely to reach Rs 3 lakh crore in 2013-14 fiscal.

In the current fiscal 6.99 million units of desktops are expected to be sold; 5.12 million units of note book.note book PCs, 21.46 million units of smartphones, 3.84 million units of tablet PCs and 2.84 million units of printers, he added.

On the question on China's growing influence in Indian Ocean region in IT and telecom services, Deora said: "As per the Ministry of External Affairs, as such there is no influence of China in Indian Ocean region in IT and Telecom services."

However, based on commercial viability, Indian companies are investing in different countries like Bangladesh, Sri Lanka, Mauritius, Seychelles, etc, the Minister added.

http://businesstoday.intoday.in/story/internet-subscribers-india-govt-parliament-trai/1/203492.html

① According to CNNIC report (P.19) - China had approximately 500 million mobile Internet users in 2013.
② According to Economic Times, India had 155 million mobile Internet users by end of 2013. This shows that China has the largest mobile Internet user base in the world.

The Economic times

Item 6-D

PTI Jan 1, 2014, 09.55PM IST

NEW DELHI: The number of users accessing the web on their mobile handsets in India is expected to reach 155 million by March this year, according to the Internet and Mobile Association of India (IAMAI).

This number is further expected to grow to 185 million by June, 2014.

"The number of mobile internet users is going to reach 155 million in India by the end of March 2014, and 185 million by June 2014, maintaining a quarter-on-quarter growth of 20 per cent," a report by IAMAI and IMRB International said.

At the end of December 2013, the number of mobile internet users stood at 130 million as against a userbase of 110 million in October 2013.

According to the report, the number of mobile Internet users in urban India is expected to grow from 103 million in December 2013 to 126 million in March 2014 and further touch 153 million by June.

Rural India, though accounting for the smaller share, is also expected to register strong growth to touch 32 million users (in June 2014) from 27 million in December 2013.

The report also found that the average revenue per user (ARPU) has dropped to Rs 387 from Rs 460 in 2012.

However, the percentage amount spent on mobile Internet has gone up to 45 per cent in 2013 from 43 per cent in the previous year.

Also, 35 per cent of the mobile Internet users are spending between Rs 100 and Rs 500 monthly on their phone expenses.

While nine per cent are believed to be spending over Rs 500, six per cent are spending less than Rs 100 every month, the report said.

http://articles.economictimes.indiatimes.com/2014-01-01/news/45764553_1_mobile-association-iamai-rural-india

一季度国民经济开局平稳 总体良好 http://www.stats.gov.cn/tjsj/zxfb/201404/t20140416_539846.h

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According to initial calculations, the GDP of China in the first quarter (of 2014) was RMB 12,821.3 billion, with a growth rate of 7.4% (calculated at constant prices)

Item 37-A

一季度国民经济开局平稳 总体良好

来源：国家统计局 发布时间：2014-04-16 10:00 打印本页 关闭窗口

今年以来，面对复杂严峻的国内外形势，党中央、国务院保持定力、主动作为，着力改革创新，着力转型升级，着力改善民生，国民经济开局平稳，总体良好。

初步核算，一季度国内生产总值128213亿元，按可比价格计算，同比增长7.4%。分产业看，第一产业增加值7776亿元，同比增长3.5%；第二产业增加值57587亿元，增长7.3%；第三产业增加值62850亿元，增长7.8%。从环比看，一季度国内生产总值增长1.4%。

一、农业生产形势稳定

根据全国11万多农户种植意向调查，2014年全国稻谷意向种植面积增长0.15%，小麦减少0.56%，玉米增长1.75%，棉花减少6.77%。目前，主产区苗情正常。一季度，猪牛羊禽肉产量2347万吨，同比增长2.0%，其中猪肉产量1607万吨，增长3.5%。

二、工业生产增速有所回落

一季度，全国规模以上工业增加值按可比价格计算同比增长8.7%，增幅比上年同期回落0.8个百分点。分经济类型看，国有及国有控股企业增加值同比增长4.5%，集体企业增长3.1%，股份制企业增长10.0%，外商及港澳台商投资企业增长7.8%。分三大门类看，采矿业增加值同比增长3.3%，制造业增长9.9%，电力、热力、燃气及水生产和供应业增长4.5%。分地区看，东部地区增加值同比增长8.1%，中部地区增长8.9%，西部地区增长10.4%。分产品看，464种产品中有324种产品产量同比增长。一季度规模以上工业企业产销率达到97.1%，同比下降0.1个百分点。规模以上工业企业实现出口交货值25773亿元，同比增长4.2%。3月份，规模以上工业增加值同比增长8.8%，环比增长0.81%。

1-2月份，全国规模以上工业企业实现利润7793亿元，同比增长9.4%。其中，主营活动利润7396亿元，增长8.4%。规模以上工业企业每百元主营业务收入中的成本为85.18元，主营业务收入利润率为5.28%。

三、固定资产投资增速高位放缓

一季度，固定资产投资（不含农户）68322亿元，同比名义增长17.6%（扣除价格因素实际增长16.3%），增幅比上年同期回落3.3个百分点。其中，国有及国有控股投资20644亿元，增长14.5%；民间投资44303亿元，增长20.9%，占全部投资的比重为64.8%。分地区看，东部地区投资同比增长16.4%，中部地区增长20.2%，西部地区增长19.1%。分产业看，第一产业投资1170亿元，同比增长25.8%；第二产业投资28254亿元，增长14.7%；第三产业投资38898亿元，增长19.6%。从到位资金情况看，一季度到位资金95744亿元，同比增长12.8%。其中，国家预算资金增长18.2%，国内贷款增长15.3%，自筹资金增长15.6%，利用外资下降6.2%。一季度新开工项目计划总投资55015亿元，同比增长12.6%。从环比看，3月份固定资产投资（不含农户）增长1.24%。

一季度，全国房地产开发投资15339亿元，同比名义增长16.8%（扣除价格因素实际增长15.5%），其中住宅投资增长16.8%。

1 of 10 5/30/2014 3:2

Item 7-B, 74-C, 142 and 152-B

MAU Ranking of Taobao app in eCommerce category since August 2012

- 9）自 2012 年 8 月至今，淘宝 app 在电子商务（大类别）中的月度覆盖人数并处于电子商务类中的领先地位
    - o 请提供 Muser-tracker 每月排名截图（2012 年 8 月至现在目前）

截图如下，2012.08-2014.02，顺序

mUserTracker
App分析 > 排名 > App排名
MAU (in ten thousand)
Taobao

排名	App	大类别	小类别	月度覆盖人数（万人）	月度覆盖人数比例（%）
	总计			7,091.08	100
1	淘宝	电子商务	网络购物	4,869.95	68.67
2	大众点评网	电子商务	购物分享	1,455.25	20.52
3	京东商城	电子商务	网络购物	1,450.87	20.46
4	天猫（淘宝商城）	电子商务	网络购物	1,163.52	16.41
5	美团网	电子商务	团购	1,105.26	15.58
6	团购大全	电子商务	团购	881.02	12.42
7	拉手团购	电子商务	团购	547.43	7.72
8	窝窝团	电子商务	团购	496.18	7.00
9	美丽说	电子商务	购物分享	394.05	5.56
10	蘑菇街	电子商务	购物分享	385.76	5.44
11	当当网	电子商务	网络购物	360.70	5.09
12	凡客	电子商务	网络购物	309.88	4.37

序号	App	大类别	小类别	月度覆盖人数（万人）	月度覆盖人数比例（%）
	总计			7,383.37	100
1	淘宝	电子商务	网络购物	4,945.06	66.97
2	大众点评网	电子商务	购物分享	1,546.18	20.94
3	京东商城	电子商务	网络购物	1,463.97	19.83
4	美团网	电子商务	团购	1,222.45	16.56
5	天猫（淘宝商城）	电子商务	网络购物	868.04	11.76
6	团购大全	电子商务	团购	835.31	11.31
7	窝窝团	电子商务	团购	548.28	7.43
8	拉手团购	电子商务	团购	546.21	7.40
9	美丽说	电子商务	购物分享	525.36	7.12
10	当当网	电子商务	网络购物	481.21	6.52
11	蘑菇街	电子商务	购物分享	374.78	5.08
12	掌上亚马逊	电子商务	网络购物	307.38	4.16

mUserTracker
2012-09 (Beta)
MAU (in ten thousand)
Taobao

序号	App	大类别	小类别	月度覆盖人数（万人）	月度覆盖人数比例（%）
	总计			8,114.06	100
1	淘宝	电子商务	网络购物	5,552.95	68.44
2	大众点评网	电子商务	购物分享	1,604.47	19.77
3	京东商城	电子商务	网络购物	1,504.07	18.54
4	美团网	电子商务	团购	1,138.90	14.04
5	天猫（淘宝商城）	电子商务	网络购物	979.10	12.07
6	窝窝团	电子商务	团购	623.71	7.69
7	团购大全	电子商务	团购	536.90	6.62
8	拉手团购	电子商务	团购	518.02	6.38
9	当当网	电子商务	网络购物	481.49	5.93
10	美丽说	电子商务	购物分享	479.75	5.91
11	凡客	电子商务	网络购物	390.72	4.82
12	蘑菇街	电子商务	购物分享	378.72	4.67

mUserTracker
2012-10 (Beta)
MAU (in ten thousand)
Taobao

mUserTracker
MAU (in ten thousand)
Taobao

mUserTracker
MAU (in ten thousand)
Taobao

mUserTracker
MAU (in ten thousand)
Taobao
10,441.85
100
7,312.72
70.04
1,864.49
17.86
1,723.38
16.50
1,696.52
16.25
1,692.74
16.21
1,029.72
9.86
745.49
7.14
602.41
5.77
579.63
5.55
546.44
5.23
486.20
4.66
433.45
4.15

mUserTracker
MAU (in ten thousand)
Taobao
10,031.70
100
6,923.62
69.22
1,824.60
18.24
1,746.97
17.47
1,608.83
16.09
1,485.73
14.85
630.25
6.30
626.96
6.27
620.77
6.21
601.75
6.02
538.60
5.39
501.23
5.01
448.60
4.49

mUserTracker
MAU (in ten thousand)
Taobao

mUserTracker
MAU (in ten thousand)
Taobao

mUserTracker
2013-05 (Beta)
MAU (in ten thousand)
Taobao
11,576.33
100
8,011.77
69.21
2,514.38
21.72
2,004.86
17.32
1,215.52
10.50
715.34
6.18
705.84
6.10
667.38
5.77

mUserTracker
2013-06 (Beta)
MAU (in ten thousand)
Taobao
100
65.22
2,988.27
24.33
2,240.31
1,029.24
8.38
662.75
6.56
735.30
711.25

mUserTracker
2013-07
MAU (in ten thousand)
Taobao
12,421.05
100

mUserTracker
2013-08
MAU (in ten thousand)
Taobao
12,739.70
100

mUserTracker
MAU (in ten thousand)
Taobao

mUserTracker
MAU (in ten thousand)
Taobao

mUserTracker
MAU (in ten thousand)
App
100
17,257.70
10,773.41
62.43
Taobao

mUserTracker
MAU (in ten thousand)
App
100
18,412.00
Taobao

mUserTracker
MAU (in ten thousand)
Taobao

New Feburary screenshot from iResearch 20140430

mUserTracker
MAU (in ten thousand)
Taobao

3. Mobile Taobao App is the most popular mobile commerce app in March and April 2014 (MAU)

mUserTracker
MAU (in ten thousand)
Taobao

mUserTracker
MAU (in ten thousand)
Taobao

Item 73-A

中国互联网络发展状况统计报告（2000/1）

中国互联网络信息中心

我国 Internet 上网计算机数、用户人数、用户分布、信息流量分布、域名注册等方面情况的统计信息，对国家和企业动态掌握互联网络在我国的发展情况，提供决策依据有着十分重要的意义。1997 年，经原国务院信息办和 CNNIC 工作委员会研究，决定由中国互联网络信息中心（CNNIC）联合四个互联网络单位来实施这项统计工作。CNNIC 于 1997 年 11 月、1998 年 7 月、1999 年 1 月和 1999 年 7 月分别发布了"中国互联网络发展状况统计报告"。在统计报告发表后，受到各个方面的重视，被国内外用户广泛引用，并且不断有用户要求 CNNIC 提供最新的统计报告。为了使这项工作制度化、正规化，从 1998 年起 CNNIC 决定于每年 1 月和 7 月发布统计报告。

本次统计调查的主要内容有：统计我国互联网络上网计算机数量、上网用户数量、域名注册数量及分布、各个互联网络国际出口带宽以及 WWW 站点数量；通过网上联机调查对我国上网用户的分布、基本情况和特征等方面做出概况性的统计分析；通过网上联机调查来了解我国上网用户对互联网络的使用情况和行为习惯以及对有关热点问题的看法和倾向。

与 CNNIC 以往的统计调查相似，本次统计继续参照国际惯例，采用网上计算机自动搜寻、网上联机调查等方法。CNNIC 在 1999 年 12 月 15 日至 1999 年 12 月 31 日期间进行了网上联机问卷调查。此次调查得到了国内众多知名 ISP、ICP 站点的支持，国内的大部分知名网站均在主页上为本次调查问卷放置了链接。本次网上调查共收到问卷 363538 份，经过处理后得到有效答卷 202432 份，与前几次调查相比，问卷数量又有了大幅提高，这也在客观上保证了本次统计结果的准确性。本次统计数据的截止日期是 1999 年 12 月 31 日。— The cut-off date of this report was December 31, 19[…]

一、我国上网计算机数：350 万台，其中专线上网计算机：41 万台，拨号上网计算机：309 万台。

Internet population of China: 8.9 million

二、我国上网用户人数：890 万，其中专线上网的用户人数约为 109 万，拨号上网的用户人数约为 666 万，同时使用专线与拨号的用户人数为 115 万。除计算机外同时使用其它设备（移动终端、信息家电）上网的用户人数为 20 万。

三、CN 下注册的域名数：

	AC	COM	EDU	GOV	NET	ORG	行政区域名	合计
数量	500	38776	731	2479	3753	940	1516	48695

各类域名所占的比例如下图所示：

1

5th

中国互联网络信息中心 http://www.cnnic.net.cn/hlwfzyj/hlwxzbg/hlwtjbg/201206/t201206

Item 13-k

CNNIC
中国互联网络信息中心

ENGLISH | 诚聘英才 | CNNIC介绍

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首页 基础资源服务 基础数据运维 国家域名安全中心 科技研究 互联网发展研究 国际交流 创新服务 公众服务 关于我们

当前位置：首页 > 互联网发展研究 > 报告下载 > 统计报告

第十三次中国互联网络发展状况调查统计报告

2004年01月23日 13:56 来源:CNNIC 作者:

[字号:大 中 小] 打印

报告概要：

我国互联网络上网计算机数、用户人数、用户分布、信息流量分布、域名注册等方面情况的统计信息，对国家和企业动态掌握互联网络在我国的发展情况，提供决策依据有着十分重要的意义。1997年，经国家主管部门研究，决定由中国互联网络信息中心（CNNIC）联合互联网络单位来实施这项统计工作。为了使这项工作制度化、正规化，从1998年起CNNIC决定于每年1月和7月发布"中国互联网络发展状况统计报告"。统计报告发表后，受到各个方面的重视，被国内外用户广泛引用。

本次为CNNIC第十三次调查，本次调查统计数据截止日期为2003年12月31日。

值得说明的是，该项工作得到了信息产业部等国家主管部门的大力支持，各互联网单位、调查支持网站以及媒体等也对CNNIC给予了支持与配合，使得中国互联网络发展状况统计调查工作得以顺利进行。

第二部分 调查内容

第十三次中国互联网络发展状况统计调查的主要内容为：

（一）中国互联网络发展的宏观概况

包括：我国上网计算机数

我国上网用户人数

CN下注册的域名数及其地域分布情况

WWW站点数及其域名、地域分布

我国国际出口带宽总量

我国IP地址总量

（二）中国互联网络用户的相关情况

包括：用户基本特征（如性别、年龄、婚姻状况、文化程度、收入状况等）

用户对互联网的使用情况及满意度

用户对互联网热点问题的看法

第三部分 相关说明

1、网民（互联网用户）：CNNIC对网民的定义为：平均每周使用互联网至少1小时的中国公民。

2、网站：指有独立域名的web站点，其中包括CN和通用顶级域名（gTLD）下的web站点。此处的独立域名指的是每个域名最多只对应一个网站"WWW.+域名"。如：对域名cnnic.net.cn来说，它只有一个网站www.cnnic.net.cn，并非它有whois.cnnic.net.cn、dns2.cnnic.net.cn……等多个网站，它们只被视为网站www.cnnic.net.cn的不同频道。

3、上网计算机：指至少有一人通过该台计算机访入互联网络。

4、除非明确指出，本报告中的数据均不包括香港、澳门、台湾地区在内。

5、本次调查统计数据截止日期为2003年12月31日。 — The cut-off date of this report was December 31, 2003

第四部分 调查结果

一、中国互联网络发展的宏观概况 — The Internet population of China was 79.5 million.

1. 我国上网用户人数：

上网用户总人数为7950万，99%置信度下的置信区间为【7704万，8196万】。

2. 我国上网计算机数：

上网计算机总数为3089万。

3. CN下注册的域名数：

域名总数为340040个。

报告全文下载>> 第十三次中国互联网络发展状况调查统计报告

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2013年中国网民网络视频应用研究报告

CNNIC资讯集《互联网发展信息与动态》

基础数据

网民数量	6.18亿
手机网民数	5亿
网站数	320万
国际出口宽带数	3,406,824Mbps
IPv4	3.30亿
域名数	1844万
截止日期	2013-12-31

联系方法

报告咨询：cnnic-survey@cnnic.cn 58813000

合作咨询：cnnic-survey@cnnic.cn 58813057

网站咨询：cnnic-survey@cnnic.cn 58813057

IP/AS的申请
· CNNIC分配联盟介绍
· 地址申请
· AS号码申请

注册域名
· WHOIS查询
· 注册流程
· 常见问题

注册服务机构
· 注册服务机构查询
· 星级注册服务机构查询
· 如何成为注册服务机构

互联网研究
· 权威发布
· 报告下载
· 分析师专栏

服务器证书
· 申请流程
· 申请服务机构
· 下载中心

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13th

1 of 2 6/14/2014 10:07

中国互联网络信息中心 http://www.cnnic.net.cn/hlwfzyj/hlwxzbg/hlwtjbg/201206/t201206

Item 13-1

CNNIC 中国互联网络信息中心

ENGLISH | 诚聘英才 | CNNIC邮箱

输入搜索关键字 搜索

首页 基础资源服务 基础资源运维 国家域名安全中心 科技研究 互联网发展研究 国际交流 创新服务 公众服务 关于我们

您的位置：首页 > 互联网发展研究 > 报告下载 > 统计报告

第十五次中国互联网络发展状况调查统计报告

2005年01月21日 14:03 来源：CNNIC 作者：　【字号：大 中 小】 打印

报告概述：

我国互联网络上网计算机数、用户人数、用户分布、信息流量分布、域名注册等方面情况的统计信息，对国家和企业动态掌握互联网络在我国的发展情况，提供决策依据有着十分重要的意义。1997年，经国家主管部门研究，决定由中国互联网络信息中心（CNNIC）联合互联网络单位来实施这项统计工作。为了使这项工作制度化、正规化，从1998年起CNNIC决定于每年1月和7月发布“中国互联网络发展状况统计报告”，统计报告发表后，受到各个方面的重视，被国内外用户广泛引用。

本次为CNNIC第十五次调查，本次调查统计数据截止日期为2004年12月31日。

该项工作得到了信息产业部等国家主管部门的大力支持，各互联网单位、调查支持网站以及媒体等也对CNNIC的调查工作给予了支持与配合，保证了中国互联网络发展状况统计调查工作的顺利进行。

第二部分 调查内容

第十五次中国互联网络发展状况统计调查的主要内容为：

（一）中国互联网络发展的宏观概况

包括：我国上网计算机数

我国上网用户人数

CN下注册的域名数及其地域分布情况

WWW站点数及其域名、地域分布

我国国际出口带宽总量

我国IP地址总量

（二）中国互联网络用户的相关情况

包括：用户基本特征（如性别、年龄、婚姻状况、文化程度、收入状况等）

用户对互联网的使用情况及满意度

用户对互联网热点问题的看法

第三部分 相关说明

1、网民（互联网用户）：CNNIC对网民的定义为：平均每周使用互联网至少1小时的中国公民。

2、网站：指有独立域名的web站点，其中包括CN和通用顶级域名（gTLD）下的web站点。此处的独立域名指的是每个域名最多只对应一个网站“WWW.+域名”。如：对域名cnnic.cn来说，它只有一个网站www.cnnic.cn，并非它有whois.cnnic.cn，mail.cnnic.cn ..等多个网站，它们只被视为网站www.cnnic.cn的不同频道。

3、上网计算机：指至少有一人通过该台计算机接入互联网的。

4、除非明确指出，本报告中的数据均不包括香港、澳门、台湾地区在内。

5、本次调查统计数据截止日期为2004年12月31日。 — The cut-off date of this report was December 31, 200

第四部分 调查结果

一、中国互联网络发展的宏观概况

1.我国上网用户人数：

上网用户总人数为 9400 万，95%置信度下的置信区间为【9138万，9662万】。 — The Internet population of China was 94 million.

2.我国上网计算机数：

上网计算机总数为 4160 万。

3.CN下注册的域名数：

CN域名总数为 432077个。

报告全文下载>> 第十五次中国互联网络发展状况调查统计报告

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2012年中国网民网络视频应用研究报告

CNNIC第91期《互联网发展信息与动态》

基础数据

网民数量	6.18亿
手机网民数	5亿
网站数	320万
国际出口宽带数	3,406,824Mbps
IPv4	3.30亿
域名数	1844万
截止日期	2013-12-31

联系方法

报告咨询：cnnic survey@cnnic.cn 58813030

合作咨询：cnnic survey@cnnic.cn 58813157

网站咨询：cnnic survey@cnnic.cn 58813157

关于我们 | 诚聘英才 | 站点地图 | 联系我们

ICP备案编号：京ICP备09112257号 版权所有 中国互联网络信息中心

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1 of 2 6/14/2014 10:07

中国互联网络信息中心 http://www.cnnic.net.cn/hlwfzyj/hlwxzbg/hlwtjbg/201206/t201206

Item T3-A

As of December 2007, the Internet population of China was 210 million.

CNNIC 中国互联网络信息中心

ENGLISH | 诚聘英才 | CNNIC介绍

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第21次中国互联网络发展状况调查统计报告

2008年01月24日 10:08 来源：CNNIC 作者： [字号：大 中 小] 打印

本次报告摘要：

截至2007年12月，网民数已达到2.1亿人。中国网民数增长迅速，2007年一年增加了7300万，年增长率为53.3%。[图]

互联网逐步向各层次的居民扩散。2007年新增网民中，18岁以下的网民和30岁以上年龄较大的网民增长较快；初中及以下受教育程度的网民增长较快；低收入人群开始越来越多地接受互联网；农村上网人群增长较快。

目前中国16%的互联网普及率仍比全球平均水平19.1%低3.1个百分点。

从接入方式上看，宽带网民数达到1.63亿人，手机网民数达到5040万人。这两种接入方式发展较快。[图]

从地域上看，北京和上海的互联网普及率较高，已经分别达到46.6%和45.8%。增长量上，广东由于手机网民数增长的拉动，增长人数最多，一年内共增加了1500万网民。

互联网基础资源增长迅猛，年增长率均超过30%，尤其是域名、网站和网页数量，年增长率均超过了60%。[图]

中国的IP地址数达到1.35亿个，年增长率为38%，目前每万人拥有的IP地址是1,029个，每万个网民拥有的IP地址则是6,462个。

中国域名总数是1193万个，年增长率达到150.4%，增长的主要拉动因素来自CN域名，CN域名数量已达到900万个，比2006年同期增长了接近4倍。[图]

中国网站数量已有150万，这些网站中增长最快的是.CN下的网站数，目前的数量已经达到100.6万个，.CN下网站首次超过百万，占到中国网站数的66.9%。

中国网页总数已经有84.7亿个，年增长率达到89.4%，是2007年互联网基础资源中增长最快的一项，互联网上的信息资源数量日趋丰富。

中国互联网国际出口带宽数达到368,927Mbps，年增长率为43.7%。

网民平均每周上网时长是16.2小时，网民对互联网有一定的依赖性。网民对互联网的正面作用评价很高，认为互联网对工作/学习有很大帮助的占93.1%，认为"一天不上网就会觉得缺少了什么"的比例是58.3%，互联网已经凸显出重要作用。[图]

互联网第一入口是即时通信的比例是39.7%，看新闻以20%居第二，两者在网民进入互联网的首要入口方面占据重要地位。[图]

前七类网络应用的使用率高低排序是：网络音乐>即时通信>网络影视>网络新闻>搜索引擎>网络游戏>电子邮件。网络音乐、网络影视、网络游戏使用率较高，中国互联网的娱乐功能发挥较大；即时通信占第二位，是中国互联网的特有现象。[图]

搜索引擎、电子邮件和即时通信是互联网上的基础应用，目前使用搜索引擎的比例72.4%，电子邮件使用率是56.5%，即时通信使用率已经达到81.4%。[图]

25.4%的人访问过政府网站，即半年内有5,334万人访问过中央政府或者地方政府网站。这些网民中，77.5%主要是登录政府网站浏览政府动态或新闻，仅有2.0%是网上办理税务/企业注册等业务，在线咨询比例也仅有3%。

网络媒体方面，有73.6%的人半年内在网上看过新闻，相信网络新闻真实性的比例为81.3%；半年内更新过博客/个人空间的比例为23.5%，但表示相信博客内容真实性的网民比例仅有32.6%。

中国互联网娱乐性较强。网络游戏使用率是59.3%，网民玩网络游戏的平均时长是7.3小时/周；半年内86.6%的网民收听过网络音乐，下载比例为71.2%；在线网络影视观看比例为76.9%，下载比例为40.5%。[图]

网络购物比例是22.1%，学历越高，网上购物比例越高。平均一个网络购物网民最近半年网上购物金额是466元。

65.7%的网民表示在网上发过帖子或上传过内容。其中半年内有35.5%的网民在网上发过帖或回过帖；31.8%的网民上传过图片；17.5%的网民上传过影视节目或者其他视频内容。

报告全文下载>> 第21次中国互联网络发展状况调查统计报告

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基础数据

网民数量	6.18亿
手机网民数	5亿
网站数	320万
国际出口宽带数	3,406,824Mbps
IPv4	3.30亿
域名数	1844万
截止日期	2013-12-31

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21st

1 of 2 6/14/2014 10:06

中国互联网络信息中心（CNNIC） 第 23 次中国互联网络发展状况统计报告

Item 73-A

第二章 网民规模与结构特征

一、网民规模

By end of 2008, the Internet population of China was 298 million.

（一）总体网民规模

截至 2008 年底，中国网民规模达到 2.98 亿人，较 2007 年增长 41.9%，互联网普及率达到 22.6%，略高于全球平均水平（21.9 %[1]）。继 2008 年 6 月中国网民规模超过美国，成为全球第一之后，中国的互联网普及再次实现飞跃，赶上并超过了全球平均水平。

万人
35000
30000
25000
20000
15000
10000
5000
0
200%
150%
100%
50%
0%
2250
3370
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2001年
2002年
2003年
2004年
2005年
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2008年
网民规模（万人）
增长率

图 1 2000-2008 年中国网民规模与增长率

中国网民规模的快速增长与如下因素密不可分：

第一、我国经济的快速发展是互联网用户规模快速增长的基础。中国经过 30 年的改革开放，在年均 GDP 增长 9.8%的背景下，积累了相当的实力。随着全民整体收入的增加，人们在信息需求上的投入会越来越多。同时，良好的经济环境为互联网产业创新和发展创造了条件，并促使产业内的并购和商业模式升级，最终使更多的人成为网民并更好的服务于网民群体。

第二、为保证我国信息化健康发展，国家制订并发布了《2006-2020 年国家信息化发展战略》，《国民经济和社会发展信息化"十一五"规划》等一系列政策，信息化正在成为促进科学发展的重要手段。农村信息化建设成为其中的重要部分，也在逐渐成为农业和农村基础设施建设的重要内容。为了让信息技术与服务惠及亿万农民群众，落实 2010 年基本实现全国"村村通电话，乡乡能上网"目标，政府主管部门和电信运营企业正在积极推进自然村通

[1] 数据来源：http://www.internetworldstats.com；对比的其他国家和地区互联网普及率为 2008 年 6 月底数据。

11

23 th

中国互联网络信息中心（CNNIC） 第25次中国互联网络发展状况统计报告

As of December 31, 2009, the Internet population of China was 384 million.

Item 73-A

报告摘要

◇ 截至2009年12月31日，中国网民规模达到3.84亿人，普及率达到28.9%。网民规模较2008年底增长8600万人，年增长率为28.9%，中国网民规模增长有所放缓。

◇ 宽带网民规模达到3.46亿人，较2008年增长7600万。虽然中国的宽带普及率很高，但是宽带接入速度远远落后于互联网发达国家。

◇ 中国手机网民规模年增加1.2亿，达到2.33亿人，占整体网民的60.8%。其中只使用手机上网的网民3070万，占整体网民的8%。手机上网成互联网用户新的增长点。

◇ 农村网民规模达到10681万，占整体网民的27.8%。同比增长26.3%。

◇ 2009年中国IPv4地址量达到2.32亿，较2008年增长28.2%。最近两年，网民平均IPv4地址拥有量持续下降，同时国际IP地址面临被分配殆尽的形势。推进互联网向以IPv6为基础的下一代互联网过渡已成当务之急。

◇ 2009年底域名总数为1682万，其中80%为.CN域名，域名数量保持平稳。

◇ 网民在家上网和在单位上网的比例明显提升，2009年有83.2%的网民在家上网，30.2%的网民在单位上网。互联网作为生活工具和工作工具的价值进一步提升。

◇ 手机和笔记本作为网民上网终端使用率迅速攀升，其中，手机增长率98.5%，笔记本电脑增长率为42.4%，而台式机的增长率仅有5.8%。互联网随身化、便携化的趋势进一步明显。

◇ 网民每周上网时长继续增加，人均增加了2.1小时。网民在业余时间上网的比例较高，职业人群中，只在业余时间上网的比例为68.1%。

◇ 2009年网络应用使用率排名前三甲分别是网络音乐（83.5%），网络新闻（80.1%），搜索引擎（73.3%）。

◇ 商务交易类应用的用户规模增长最快，平均年增幅68%。其中，网上支付用户年增幅80.9%，在所有应用中排名第一，旅游预订、网络炒股、网上银行和网络购物用户规模分别增长了77.9%、67.0%、62.3%和45.9%。中国互联网应用的消费商务化特征走强趋势明显。

第3页共98页

75th

CNNIC 中国互联网络信息中心

Item 73-A

报告摘要

As of December 2010, the Internet population of China was 457 millio

- 截至 2010 年 12 月，中国网民规模达到 4.57 亿，较 2009 年底增加 7330 万人；互联网普及率攀升至 34.3%，较 2009 年提高 5.4 个百分点。
- 宽带网民规模为 4.5 亿，宽带普及率达到 98.3%。
- 我国手机网民规模达 3.03 亿，较 2009 年底增加了 6930 万人。手机网民在总体网民中的比例进一步提高，从 2009 年末的 60.8%提升至 66.2%。
- 农村网民规模达到 1.25 亿，占整体网民的 27.3%，同比增长 16.9%。
- 30 岁以上各年龄段网民占比继续上升，从 2009 年底的 38.6%攀升至 41.8%。初中学历网民增加明显，占比从 26.8%提升到 32.8%；高中学历的网民占比首次下降，从 40.2%下降到 35.7%，降低了 4.5 个百分点。
- 网民在家上网的比例仍显著高于其他地点，有 89.2%的网民在家上网。在网吧、单位和学校上网的网民分别有 35.7%、33.7%和 23.2%，还有 16.1%的网民在公共场所上网。
- 网民的上网工具更加多元，各类上网设备使用率普遍上升。使用台式电脑上网的网民有 78.4%，仍然居于首位。使用手机和笔记本电脑上网的网民分别为 66.2%和 45.7%。
- 我国网民平均每周上网时长为 18.3 个小时。
- 截至 2010 年 12 月，我国 IPv4 地址数量达到 2.78 亿，预计 2011 年 2 月 IPv4 地址将最终分发完毕，IPv4 向 IPv6 的全面转换更加紧迫。
- 2010 年，我国域名总数下降为 866 万，其中.CN 域名 435 万。网站数量下降到 191 万个，.CN 下网站为 113 万个，占网站整体的 59.5%。
- 虽然我国宽带普及率已经高达 98.3%，但是全国平均网络连接速度仅为 100.9 KB/s。各省中河南、湖南和河北的连接速度排名前三，分别为 131.2 KB/s，128.2 KB/s 和 124.5 KB/s。
- 搜索引擎使用率达到 81.9%，用户规模 3.75 亿，成为网民第一大应用。在互联网信息迅速膨胀的今天，传统门户网站地位有所下降，而搜索作为互联网发展的引擎，越来越显现出其"新门户"的特点。
- 商务类应用用户规模继续领涨。网络购物用户规模年增幅 48.6%，是增幅最快的应用。网上支付、网上银行的使用率迅速提升，更多的经济活动已步入了互联网时代。
- 娱乐类应用使用率普遍下降。网络音乐、网络游戏和网络视频的用户渗透率分别下降 4.2，2.4，0.5 个百分点，网络娱乐在实现用户量的扩张之后进入相对平稳的发展期。
- 微博客和团购的用户数已初具规模，我国微博客用户规模达到 6311 万，在网民中占 13.8%；团购用户规模达到 1875 万，在网民中占 4.1%。

4 第 27 次中国互联网络发展状况统计报告

27th

China Online Third-party Payment Market Structure Remains Stable - Views - iResearch ... Page 1 of 2

Item 74-B

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You are here: Home > Views > Payment > China Online Third-party Payment Market Structure Remains Stable

China Online Third-party Payment Market Structure Remains Stable

Source iResearch April 9, 2014, 2:57 PM Share

In 2013, the GMV of China online third-party payment market reached 5.4 trillion, increasing 46.8%. This remarkable growth highlights its significance in the national economy. One eye-catching growth point in their business during this year is brought about by a deeper cooperation with finance, or what is now termed as Internet Finance. However, as iResearch expects, the potential pushing force of internet finance hasn't been fully explored, so in the future two years, internet finance will to a larger extent stimulate the growth of third-party payment industry and promote a faster acceleration of it.

China Online Third-party Payment GMV
2010-2017
25
20
15
10
5
0
100.1%
118.1%
66.0%
46.8%
41.0%
39.9%
35.9%
30.7%
1.0
2.2
3.7
5.4
7.4
10.4
14.1
18.5
2010
2011
2012
2013e
2014e
2015e
2016e
2017e
GMV (trillion yuan)
% growth rate
Note: Online payment refers to money transfers made on the Internet under the payment command of users via equipment such as desktop or laptop. Banks are excluded and only non-financial institution payment corporations are included; iResearch will update historical data in accordance with the latest market conditions. China online third-party payment GMV was 5.37298 trillion yuan in 2013.
Source: The data is calculated based on interviews with enterprises and experts, and iResearch statistical model.
© Feb. 2014 iResearch Global Inc.
www.iresearchchina.com

In 2013, China leading third-party payment companies took up relatively stable shares in the whole market, calculated based on their GMV. Alipay ranked the top upon its largest share of 48.7%, Tenpay as the second by 19.4%, Unionpay Online 11.2%, 99Bill 6.7%, Chinapnr 5.8%, Yeepay 3.4%, IPS 2.9%, others in total 1.9%.

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Latest Views

Revenues of China Online Game Market Surges by 23.5%
China E-commerce GMV Remarably Rise 2.57 Tn Yuan in Q1 2014
Revenues of China Mobile Internet Market Reached 33.07 Bn Yuan in Q1 2014
China Online Shopping GMV Totals 456.44 Bn Yuan in Q1 2014
The Third-party Payment Market GMV Exceeds 17 Trillion Yuan

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China Online Third-party Payment Market Structure Remains Stable - Views - iResearch ... Page 2 of 2

Market Share of Main Players in China Online Third-party Payment in 2013
IPS 2.9%
Others 1.9%
Yeepay 3.4%
Chinapnr 5.8%
99Bill 6.7%
Unionpay Online 11.2%
Tenpay 19.4%
Alipay 48.7%
Note: Online payment refers to money transfers made on the Internet under the payment command of users via equipment such as desktop or laptop; Banks are excluded and only non-financial institution payment corporations are included. iResearch will update historical data in accordance with the latest market conditions. China online third-party payment GMV was 5.37 trillion yuan in 2013.
Source: The data is calculated based on interviews with enterprises and experts, and iResearch statistical model.
©Feb. 2014 iResearch Global Inc.
www.iresearchchina.com

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2011年国民经济继续保持平稳较快发展

来源：国家统计局 发布时间：2012-01-17 10:01 打印本页 关闭窗口

Source: National Bureau of Statistics

2011年国民经济继续保持平稳较快发展

（2012年1月17日）

中华人民共和国国家统计局局长 马建堂

2011年，面对复杂多变的国际形势和国内经济运行出现的新情况新问题，党中央、国务院以科学发展为主题，以转变发展方式为主线，坚持实施积极的财政政策和稳健的货币政策，不断加强和改善宏观调控，国民经济继续朝着宏观调控预期方向发展，实现了“十二五”时期经济社会发展良好开局。

初步测算，全年国内生产总值471564亿元，按可比价格计算，比上年增长9.2%。分季度看，一季度同比增长9.7%，二季度增长9.5%，三季度增长9.1%，四季度增长8.9%。分产业看，第一产业增加值47712亿元，比上年增长4.5%；第二产业增加值220592亿元，增长10.6%；第三产业增加值203260亿元，增长8.9%。从环比看，四季度国内生产总值增长2.0%。

一、农业生产稳定增长，粮食连续八年增产

全年全国粮食总产量达到57121万吨，比上年增产2473万吨，增长4.5%，连续八年增产。其中，夏粮产量12627万吨，比上年增长2.5%；早稻产量3276万吨，增长4.5%；秋粮产量41218万吨，增长5.1%。全年棉花产量660万吨，比上年增长10.7%；油料产量3279万吨，增长1.5%；糖料产量12520万吨，增长4.3%。全年猪牛羊禽肉产量7803万吨，比上年增长0.3%，其中猪肉产量5053万吨，比上年下降0.4%。生猪存栏46767万头，比上年增长0.7%；生猪出栏66170万头，比上年下降0.8%。全年禽蛋产量2811万吨，比上年增长1.8%；牛奶3656万吨，增长2.2%。

二、工业生产平稳较快增长，企业利润继续增加

全年全国规模以上工业增加值按可比价格计算比上年增长13.9%。分登记注册类型看，国有及国有控股企业增加值比上年增长9.9%，集体企业增长9.3%，股份制企业增长15.8%，外商及港澳台商投资企业增长10.4%。分轻重工业看，重工业增加值比上年增长14.3%，轻工业增长13.0%。分行业看，39个大类行业增加值全部实现比上年增长。分地区看，东部地区增加值比上年增长11.7%，中部地区增长18.2%，西部地区增长16.8%。分产品看，全年468种产品中有417种产品比上年增长。其中，发电量增长12.0%，钢材增长12.3%，水泥增长16.1%，十种有色金属增长10.6%，乙烯增长7.4%，汽车增长3.0%，其中轿车增长5.9%。全年规模以上工业企业产销率达到98.0%，比上年下降0.1个百分点。规模以上工业企业实现出口交货值101946亿元，比上年增长16.6%。12月份，规模以上工业增加值同比增长12.8%，环比增长1.1%。

1-11月份，全国规模以上工业企业实现利润46638亿元，同比增长24.4%。在39个大类行业中，36个行业利润同比增长，3个行业利润同比下降。1-11月份，规模以上工业企业主营业务成本占主营业务收入的比重为84.98%，比前三季度微降0.09个百分点。11

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2011年国民经济继续保持平稳较快发展 http://www.stats.gov.cn/tjsj/zxfb/201201/t20120117_12777.h

Item 120-A

月份，规模以上工业企业主营业务收入利润率为7%。

三、固定资产投资保持较快增长，投资结构继续改善

全年固定资产投资（不含农户）301933亿元，比上年名义增长23.8%（扣除价格因素实际增长16.1%）。其中，国有及国有控股投资107486亿元，增长11.1%。分产业看，第一产业投资6792亿元，比上年增长25.0%；第二产业投资132263亿元，增长27.3%；第三产业投资162877亿元，增长21.1%。在第二产业投资中，工业投资129011亿元，比上年增长26.9%；其中，采矿业投资11810亿元，增长21.4%；制造业投资102594亿元，增长 31.8%；电力、燃气及水的生产和供应业投资14607亿元，增长3.8%。全年基础设施（不包括电力、燃气及水的生产与供应)投资51060亿元，比上年增长5.9%，增速比上年回落14.3个百分点。分地区看，东部地区投资比上年增长21.3%，中部地区增长28.8%，西部地区增长29.2%。从到位资金情况看，全年到位资金334219亿元，比上年增长20.3%。其中，国家预算内资金增长10.8%，国内贷款增长3.5%，自筹资金增长28.6%，利用外资增长8.2%，其他资金增长9.0%。全年新开工项目计划总投资240344亿元，比上年增长22.5%；新开工项目332931个，比上年增加431个。从环比看，12月份固定资产投资（不含农户）下降0.14%。

四、房地产开发呈回落态势，商品房销售增速回落

全年全国房地产开发投资61740亿元，比上年名义增长27.9%（扣除价格因素实际增长20.0%），增速比前三季度回落4.1个百分点，比上年回落5.3个百分点；其中住宅投资增长30.2%，分别回落5.0和2.6个百分点。房屋新开工面积190083万平方米，比上年增长16.2%，增速比前三季度回落7.5个百分点，比上年回落24.4个百分点；其中住宅新开工面积增长12.9%，分别回落8.4和25.8个百分点。全国商品房销售面积109946万平方米，增长4.9%，增速比前三季度回落 8.0个百分点，比上年回落5.7个百分点；其中住宅销售面积增长3.9%，分别回落8.2和4.4个百分点。全国商品房销售额59119亿元，增长12.1%，增速比前三季度回落11.1个百分点，比上年回落6.8个百分点；其中住宅销售额增长10.2%，分别回落11.0和4.6个百分点。全年房地产开发企业土地购置面积40973万平方米，比上年增长2.6%，增速比上年回落22.6个百分点。全国商品房待售面积27194万平方米，增长26.1%，增速比上年加快18.0个百分点。全年房地产开发企业本年资金来源83246亿元，比上年增长14.1%，增速比前三季度回落8.6个百分点，比上年回落12.1个百分点。其中，国内贷款增长与上年持平，自筹资金增长28.0%，利用外资增长2.9%，其他资金增长8.6%。

五、市场销售平稳增长，汽车销售回落幅度较大

全年社会消费品零售总额181226亿元，比上年名义增长17.1%（扣除价格因素实际增长11.6%）。其中，限额以上企业（单位）消费品零售额84609亿元，比上年增长22.9%。按经营单位所在地分，城镇消费品零售额156908亿元，比上年增长17.2%；乡村消费品零售额24318亿元，增长16.7%。按消费形态分，餐饮收入20543亿元，比上年增长16.9%；商品零售160683亿元，增长17.2%。在商品零售中，限额以上企业（单位）商品零售额78164亿元，增长23.2%。其中，汽车类增长14.6%，增速比上年回落20.2个百分点；家具类增长32.8%，回落4.4个百分点；家用电器和音像器材类增长21.6%，回落6.1个百分点。12月份，社会消费品零售总额同比名义增长18.1%（扣除价格因素实际增长13.8%），环比增长1.41%。

六、进出口保持较快增长，外贸顺差继续收窄

全年进出口总额36421亿美元，比上年增长22.5%；出口18986亿美元，增长20.3%；进口17435亿美元，增长24.9%。进出口相抵，顺差1551亿美元，比上年减少264亿美元。贸易方式继续改善。进出口总额中，一般贸易进出口19246亿美元，增长29.2%，占进出口总额的52.8%，比上年提高2.7个百分点；加工贸易进出口13052亿美元，增长12.7%。出口额中，一般贸易出口9171亿美元，增长27.3%；加工贸易出口8354亿美元，增长12.9%。进口额中，一般贸易进口10075亿美元，增长31%；加工贸易进口4698亿美元，增长12.5%。

七、货币供应量平稳回落，新增贷款有所减少

12月末，广义货币（M2）85.2万亿元，比上年末增长13.6%，增速比上年末回落6.1个百分点；狭义货币（M1）29.0万亿元，增长7.9%，回落13.3个百分点；流通中现金（M0）5.1万亿元，增长13.8%，回落2.9个百分点。全年金融机构人民币各项贷款余额54.8万亿元，新增人民币各项贷款7.5万亿元，比上年少增3901亿元。人民币各项存款余额80.9万亿元，各项存款增加9.6万亿元，比上年少增2.3万亿元。

八、市场物价同比上涨，7月份后同比涨幅连续回落

全年居民消费价格比上年上涨5.4%。其中，城市上涨5.3%，农村上涨5.8%。分类别看，食品上涨11.8%，烟酒及用品上涨2.8%，衣着上涨2.1%，家庭设备用品及维修服务上涨2.4%，医疗保健和个人用品上涨3.4%，交通和通信上涨0.5%，娱乐教育文化

The year-over-year increase in the consumer price index (in 2011) was 5.4%

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2012年12月份居民消费价格变动情况 http://www.stats.gov.cn/tjsj/zxfb/201301/t20130111_12921.h

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Item 120-A

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Source: National Bureau of Statistics

The year-over-year incr
in the consumer price inc
in calender year 2012 wo
2.6

2012年12月份居民消费价格变动情况

来源：国家统计局 发布时间：2013-01-11 09:30 打印本页 关闭窗口

2012年12月份，全国居民消费价格总水平同比上涨2.5%。其中，城市上涨2.5%，农村上涨2.5%；食品价格上涨4.2%，非食品价格上涨1.7%；消费品价格上涨2.5%，服务项目价格上涨2.5%。2012年，全国居民消费价格总水平比上年上涨2.6%。

12月份，全国居民消费价格总水平环比上涨0.8%。其中，城市上涨0.8%，农村上涨0.9%；食品价格上涨2.4%，非食品价格持平（涨跌幅度为0）；消费品价格上涨1.1%，服务项目价格持平。

全国居民消费价格涨跌幅

(%)
同比
环比
4.1 4.5 3.2 3.6 3.4 3.0 2.2 1.8 2.0 1.9 1.7 2.0 2.5
0.3 1.5 -0.1 0.2 -0.1 -0.3 -0.6 0.1 0.6 0.3 -0.1 0.1 0.8
2011年12月 2012年1月 2月 3月 4月 5月 6月 7月 8月 9月 10月 11月 12月

一、各类商品及服务价格同比变动情况

12月份，食品价格同比上涨4.2%，影响居民消费价格总水平同比上涨约1.37个百分点。其中，鲜菜价格上涨14.8%，影响居民消费价格总水平上涨约0.41个百分点；水产品价格上涨6.1%，影响居民消费价格总水平上涨约0.15个百分点；粮食价格上涨4.1%，影响居民消费价格总水平上涨约0.12个百分点；肉禽及其制品价格上涨1.4%，影响居民消费价格总水平上涨约0.11个百分点（猪肉价格下降6.2%，影响居民消费价格总水平下降约0.22个百分点）；油脂价格上涨4.5%，影响居民消费价格总水平上涨约0.06个百分点；鲜果价格下降5.6%，影响居民消费价格总水平下降约0.11个百分点。

烟酒及用品价格同比上涨1.5%。其中，酒类价格上涨2.7%，烟草价格上涨0.7%。

衣着价格同比上涨1.9%。其中，服装价格上涨2.0%，鞋类价格上涨1.2%。

家庭设备用品及维修服务价格同比上涨1.7%。其中，家庭服务及加工维修服务价格上涨9.5%，耐用消费品价格上涨0.3%。

医疗保健和个人用品价格同比上涨1.7%。其中，中药材及中成药价格上涨2.4%，医疗器具及用品价格上涨1.8%，医疗保健服

1 of 4 6/15/2014 4:47

2013年12月份居民消费价格变动情况 http://www.stats.gov.cn/tjsj/zxfb/201401/t20140109_497145.l

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Item 120-A

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当前位置 > 首页 > 统计数据 > 最新发布

Source: National Bureau of Statistics

2013年12月份居民消费价格变动情况

来源：国家统计局 发布时间：2014-01-09 09:30 打印本页 关闭窗口

2013年12月份，全国居民消费价格总水平同比上涨2.5%。其中，城市上涨2.5%，农村上涨2.5%；食品价格上涨4.1%，非食品价格上涨1.7%；消费品价格上涨2.2%，服务价格上涨3.3%。2013年，全国居民消费价格总水平比上年上涨2.6%。

12月份，全国居民消费价格总水平环比上涨0.3%。其中，城市上涨0.3%，农村上涨0.3%；食品价格上涨0.6%，非食品价格上涨0.1%；消费品价格上涨0.4%，服务价格持平（涨跌幅度为0，下同）。

The year-over-year increase in the consumer price index in calendar year 2013 was 2.6%

全国居民消费价格涨跌幅
(%)
同比
环比
2.5 2.0 3.2 2.1 2.4 2.1 2.7 2.7 2.6 3.1 3.2 3.0 2.5
0.8 1.0 1.1 -0.9 0.2 -0.6 0.0 0.1 0.5 0.8 0.1 -0.1 0.3
2012年12月 2013年1月 2月 3月 4月 5月 6月 7月 8月 9月 10月 11月 12月

一、各类商品及服务价格同比变动情况

12月份，食品价格同比上涨4.1%，影响居民消费价格总水平同比上涨约1.33个百分点。其中，鲜果价格上涨15.6%，影响居民消费价格总水平上涨约0.29个百分点；肉禽及其制品价格上涨3.6%，影响居民消费价格总水平上涨约0.27个百分点（猪肉价格上涨1.6%，影响居民消费价格总水平上涨约0.05个百分点）；水产品价格上涨5.5%，影响居民消费价格总水平上涨约0.14个百分点；粮食价格上涨3.8%，影响居民消费价格总水平上涨约0.11个百分点；鲜菜价格上涨2.6%，影响居民消费价格总水平上涨约 0.08个百分点。

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137-G

CAGRs calculated using the growth rates in 2009, 2010, 2011, 2012, 2013

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National Bureau of Statistics of China

Home Data Communiqués Legal Framework Classifications & Methods Press Release International Cooperation Understanding Statistics

National Bureau of Statistics of China 2010-02-26 08:16

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National Bureau of Statistics of China
February 25, 2010

In 2009, under the leadership of the CPC Central Committee and the State Council, the people of all nationalities of China, taking as the guidance of Deng Xiaoping Theory and the important thought of "Three Represents", implemented earnestly the scientific approach to the economic and social development, carefully put into effect the proactive fiscal policy and moderately easy monetary policy, carried out the package of plans and policies aiming at dealing with the international financial crisis in an all round way, national economic performance recovered and posed to the good direction and all social undertakings achieved new progress.

I. General Outlook

In 2009, the gross domestic product (GDP) of the year was 33,535.3 billion yuan, up by 8.7 percent over the previous year. Analyzed by different industries, the value added of the primary industry was 3,547.7 billion yuan, up by 4.2 percent, that of the secondary industry was 15,695.8 billion yuan, up by 9.5 percent and the tertiary industry was 14,291.8 billion yuan, up by 8.9 percent. The value added of the primary industry accounted for 10.6 percent of the GDP, dropped by 0.1 percentage point over that in the pervious year, that of the secondary industry accounted for 46.8 percent, down by 0.7 percentage point, and that of the tertiary industry accounted for 42.6 percent, up by 0.8 percentage point.

$(1.085 \times 1.109 \times 1.114 \times 1.107 \times 1.093)^{\frac{1}{5}} - 1 =$

$0.102 = \boxed{10.2\%}$

$(1.098 \times 1.078 \times 1.084 \times 1.096 \times 1.070)^{\frac{1}{5}} - 1 =$

$0.085 = \boxed{8.5\%}$

http://www.stats.gov.cn/english/StatisticalCommuniqu/201002/t20100226_61447.html 6/15/2014

Statistical Communiqué of the People's Republic of China on the 2009 National Economic and Social Development Page 21 of 25

97.2 percent respectively. The country produced 456 feature movies and 102 science, educational, documentary, cartoon and special movies. A total of 43.7 billion copies of newspapers and 3.1 billion copies of magazines were issued, and 7.0 billion copies of books published. By the end of the year, there were 4,035 archives in China and 79.91 million documents were made accessible to the public.

By the end of 2009, there were 289 thousand health institutions in China, including 60 thousand general hospitals and health centers, 26 thousand community health service centers, 3,013 maternal and child health-care institutions, 1,315 specialized health institutions, 3,543 epidemic disease prevention centers (stations) and 2,706 health monitoring institutions and 193 thousand clinics. There were 5.22 million health workers in China, including 2.16 million practicing doctors and assistant practicing doctors and 1.74 million registered nurses. General hospitals and health centers in China possessed 3.96 million beds. The number of rural health care centers was 39 thousand, possessing 910 thousand beds and employing 898 thousand health care workers. In 2009, 3.776 million people were infected by A or B class infectious diseases, with 15,105 reported deaths. The incidence of infectious disease was 284.34 per 100 thousand, with the death rate standing at 1.14 per 100 thousand.

In 2009, Chinese athletes won 142 world championships on 30 sports events. Eleven athletes and 3 teams broke 22 world records on 22 occasions. On the eleventh National Sports Games 7 athletes broke 5 world records on 9 occasions, 12 athletes and 3 teams broke 16 Asia records on 21 occasions and 29 athletes and 5 teams broke 39 national records on 52 occasions.

XI. Population, Living Conditions and Social Security

At the end of 2009, the total number of Chinese population reached 1,334.74 million, an increase of 6.72 million over that at the end of 2008. The year 2009 saw 16.15 million births, a crude birth rate of 12.13 per thousand, and 9.43 million deaths, or a crude death rate of 7.08 per thousand. The natural growth rate was 5.05 per thousand. The sex ratio at birth was 119.45.

Table 15: Composition of Population in 2009

Unit: 10,000 persons

Item	Population (Year-end figure)	Percentage (%)
National Total	133474	100.0
Of which: Urban	62186	46.6
Rural	71288	53.4
Of which: Male	68652	51.4
Female	64822	48.6
Of which: 0-14 years	24663	18.5
15-59 years	92097	69.0
60 years and over	16714	12.5
Of which: 65 years and over	11309	8.5

In 2009, the annual per capita net income of rural households was 5,153 yuan, or a real increase of 8.5 percent over the previous year when the factors of price increase were deducted. The annual per capita disposable income of urban households was 17,175 yuan, or a real increase of 9.8 percent. The proportion of expenditure on food to the total expenditure of households was 41.0 percent for rural households and 36.5 percent for urban households. According to the 2009 rural poverty line with annual per capita net income below 1,196 yuan, the population in poverty in rural areas numbered 35.97 million at the end of the year.

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National Bureau of Statistics of China 2011-02-28 14:13

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National Bureau of Statistics of China
February 28, 2011

In 2010, faced with the complicated and volatile domestic and international economic environment and various grand challenges, under the firm leadership of the CPC Central Committee and the State Council, the people of all nationalities of China, taking as the guidance of Deng Xiaoping Theory and the important thought of "Three Represents", implemented earnestly the scientific approach to the economic and social development, continuously carried out the package of plans aiming at dealing with the international financial crisis, speeded up the transformation of economic development mode and the strategic adjustment of economic structure, national economic performance maintained steady and rapid development and all social undertakings achieved new progress.

I. General Outlook

In 2010, the gross domestic product (GDP)[2] of the year was 39,798.3 billion yuan, up by 10.3 percent over the previous year. Of this total, the value added of the primary industry was 4,049.7 billion yuan, up by 4.3 percent, that of the secondary industry was 18,648.1 billion yuan, up by 12.2 percent and the tertiary industry was 17,100.5 billion yuan, up by 9.5 percent. The value added of the primary industry accounted for 10.2 percent of the GDP, that of the secondary industry accounted for 46.8 percent, and that of the tertiary industry accounted for 43.0 percent.

http://www.stats.gov.cn/english/StatisticalCommuniqu/201103/t20110304_61446.html 6/15/2014

Statistical Communiqué of the People's Republic of China on the 2010 National Economic and Social Development Page 21 of 26

participate in urban medical insurance system, and 42.237 million needy people in rural areas were financed to participate in new type of rural cooperative medical care system.

XI. Population, Living Conditions and Social Security

According to preliminary estimation, at the end of 2010, the total number of Chinese population[16] reached 1,341.00 million.

In 2010, the annual per capita net income of rural households was 5,919 yuan, or a real increase of 10.9 percent over the previous year when the factors of price increase were deducted. The annual per capita disposable income of urban households was 19,109 yuan, or a real increase of 7.8 percent. The proportion of expenditure on food to the total expenditure of households was 41.1 percent for rural households and 35.7 percent for urban households. According to the 2010 rural poverty line with annual per capita net income below 1,274 yuan, the population in poverty in rural areas numbered 26.88 million at the end of the year, or 9.09 million less than that at the and of 2009.

Figure 20: Per Capita Net Income of Rural Households 2006-2010

yuan
%
Per capita net income of rural households
Growth rate over previous year
3587
4140
4761
5153
5919
7.4
9.5
8.0
8.5
10.9
2006
2007
2008
2009
2010

Figure 21: Per Capita Disposable Income of Urban Households and Its Growth, 2006-2010

yuan
%
Per capita disposable income of urban households
Growth rate over previous year
11759
13786
15781
17175
19109
10.4
12.2
8.4
9.8
7.8
2006
2007
2008
2009
2010

At the end of 2010, a total of 256.73 million people participated in basic pension program, a year-on-year increase of 21.23 million. Of this total, 193.74 million were staff and workers, and 62.99 million were retirees. A total of 432.06 million people participated in urban basic health insurance program[17], an increase of 30.59 million, of whom 237.34 million people participated in urban basic

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Statistical Communiqué on the 2011 National Economic and Social Development Page 1 of 26

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Statistical Communiqué on the 2011 National Economic and Social Development

National Bureau of Statistics of China 2012-02-22 10:05

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National Bureau of Statistics of China
February 22, 2012

In 2011, faced with the complicated and volatile domestic and international economic environment, under the firm leadership of the CPC Central Committee and the State Council, the people of all nationalities of China, taking Deng Xiaoping Theory and the important thought of "Three Represents" as the guidance, the scientific development as the theme and the transformation of economic development mode as the mainline, carried out the package of plans and policies aiming at strengthening and improving the macro control. As a result, national economic performance maintained steady and rapid development, all social undertakings achieved new progress, and a good start was achieved for the Twelfth Five-Year Period.

I. General Outlook

In 2011, the gross domestic product (GDP)[2] of the year was 47,156.4 billion yuan, up by 9.2 percent over the previous year. Of this total, the value added of the primary industry was 4,771.2 billion yuan, up by 4.5 percent, that of the secondary industry was 22,059.2 billion yuan, up by 10.6 percent and the tertiary industry was 20,326.0 billion yuan, up by 8.9 percent. The value added of the primary industry accounted for 10.1 percent of the GDP, that of the secondary industry accounted for 46.8 percent, and that of the tertiary industry accounted for 43.1 percent.

http://www.stats.gov.cn/english/NewsEvents/201202/t20120222_26575.html 6/15/2014

Statistical Communiqué on the 2011 National Economic and Social Development Page 21 of 26

Rural	65656	48.7
Of which: Male	69068	51.3
Female	65667	48.7
Of which: Aged 0-14	22164	16.5
Aged 15-59	94072	69.8
Aged 60 and over	18499	13.7
Of which: Aged 65 and over	12288	9.1

In 2011, the annual per capita net income of rural households was 6,977 yuan, up by 17.9 percent, or a real increase of 11.4 percent over the previous year when the factors of price increase were deducted. The median of per capita net income[25] of rural households was 6,194 yuan, up by 19.1 percent. The annual per capita disposable income of urban households was 21,810 yuan, up by 14.1 percent, or a real increase of 8.4 percent. The median of per capita disposable income of urban households was 19,118 yuan, up by 13.5 percent. The proportion of expenditure on food to the total expenditure of households was 40.4 percent for rural households and 36.3 percent for urban households.

http://www.stats.gov.cn/english/NewsEvents/201202/t20120222_26575.html 6/15/2014

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National Bureau of Statistics of China 2013-02-22 11:20

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National Bureau of Statistics of China
February 22, 2013

In 2012, faced with the complicated and severe international situation and arduous tasks of domestic reform, development and stability, under the firm leadership of the CPC Central Committee and the State Council, the people of all nationalities of China, taking the scientific development as the theme and the transformation of economic development mode as the mainline, following the general tone of making progress while ensuring the stability, carried out the package of plans and policies aiming at strengthening and improving the macro control. As a result, national economic performance maintained steady development, all social undertakings achieved new progress, and a good foundation was laid for the comprehensive construction of a well-off society.

I. General Outlook

In 2012, the gross domestic product (GDP)[2] of the year was 51,932.2 billion yuan, up by 7.8 percent over the previous year. Of this total, the value added of the primary industry was 5,237.7 billion yuan, up by 4.5 percent, that of the secondary industry was 23,531.9 billion yuan, up by 8.1 percent and the tertiary industry was 23,162.6 billion yuan, up by 8.1 percent. The value added of the primary industry accounted for 10.1 percent of the GDP, that of the secondary industry accounted for 45.3 percent, and that of the tertiary industry accounted for 44.6 percent.

http://www.stats.gov.cn/english/NewsEvents/201302/t20130222_26962.html 6/15/2014

<font color="#0000ff">Statistical Communiqué of the People's Republic of China on the 2012 National Economic and Social Develop... Page 20 of 25

Aged 15-59 (under the age of 60)	93727	69.2
Aged 60 and over	19390	14.3
Of which: Aged 65 and over	12714	9.4

In 2012, the annual per capita net income of rural households was 7,917 yuan, up by 13.5 percent, or a real increase of 10.7 percent over the previous year when the factors of price increase were deducted. The median of per capita net income[27] of rural households was 7,019 yuan, up by 13.3 percent. The annual per capita disposable income of urban households was 24,565 yuan, up by 12.6 percent, or a real increase of 9.6 percent. The median of per capita disposable income of urban households was 21,986 yuan, up by 15.0 percent. The proportion of expenditure on food to the total expenditure of households was 39.3 percent for rural households and 36.2 percent for urban households.

Figure 17: Per Capita Net Income of Rural Households and the Real Growth Rates, 2008-2012

yuan
%
Per capita net income of rural households
Real growth rate over previous year
9000
7500
6000
4500
3000
1500
0
20
15
10
5
0
4761
5153
5919
6977
7917
8.0
8.5
10.9
11.4
10.7
2008
2009
2010
2011
2012

Figure 18: Per Capita Disposable Income of Urban Households and the Real Growth Rates, 2008-2012

yuan
%
Per capita disposable income of urban households
Real growth rate over previous year
28000
24000
20000
16000
12000
8000
4000
0
25
20
15
10
5
0
15781
17175
19109
21810
24565
8.4
9.8
7.8
8.4
9.6
2008
2009
2010
2011
2012

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National Bureau of Statistics of China 2014-02-24 10:04

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National Bureau of Statistics of China
February 24, 2014

In 2013, faced with the complicated domestic and international situation, the CPC Central Committee and the State Council lead the people of all nationalities of China to thoroughly implement the spirit of the 18th Party Congress, uphold the general tone of "moving forward while maintaining stability", adhere to the guideline of "the macro policy should be stable, micro policy be flexible and social policy support the bottom line" while maintaining steady growth, adjusting economic structure and forging ahead with reform, and actively make explorations and innovations of macro-control means, as a result, the national economic and social development realized stabilized and accelerated development and achieved a good start.

I. General Outlook

By the end of 2013, the total population in the mainland reached 1,360.72 million, an increase of 6.68 million over that at the end of 2012. Of this total, urban permanent residents numbered 731.11million, accounting for 53.73 percent, or 1.16 percentage points higher than that at the end of the previous year. The year 2013 saw 16.40 million births, a crude birth rate of 12.08 per thousand, and 9.72 million deaths, or a crude death rate of 7.16 per thousand. The natural growth rate was 4.92 per thousand. The number of population that are separated from their household registration[2] reached 289 million, of which 245 million were floating population[3].

Table 1: Population and Its Composition at the end of 2013

Unit: 10,000 persons

Item	Population (Year-end figure)	Proportion (%)
National Total	136,072	100.0
Of which: Urban	73,111	53.73

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Statistical Communiqué of the People's Republic of China on the 2013 National Economic and Social Development Page 19 of 28

Loans in Renminbi from rural financial institutions (rural credit cooperatives, rural cooperation banks, and rural commercial banks) totaled 9,164.4 billion yuan by the end of 2013, an increase of 1,332.4 billion yuan as compared with the beginning of the year. The loans in Renminbi for consumption use from all financial institutions totaled 12,972.1 billion yuan, an increase of 2,540.1 billion yuan. Of all consumption loans, short-term loans for individuals totaled 2,655.8 billion yuan, an increase of 719.8 billion yuan, and medium- and long-term loans for individuals reached 10,316.3 billion yuan, an increase of 1,820.3 billion yuan.

Funds raised in 2013 by enterprises through issuing stocks and share rights on stock market[25] amounted to 688.5 billion yuan, an increase of 104.4 billion yuan from the previous year. The refinancing of A-shares (including rationing shares, public newly issued, nonpublic newly issued[26] and warrants) received 280.3 billion yuan worth of capital altogether, an increase of 71.0 billion yuan from 2012. The listed companies financed 408.2 billion yuan through convertible bonds, bonds with attached warrants and corporate bonds, an increase of 136.9 billion yuan.

In 2013, 3.67 trillion yuan corporate debenture bonds [27] were issued, a decrease of 66.7 billion yuan over the previous year.

The premium[28] received by the insurance companies totaled 1,722.2 billion yuan in 2013, up 11.2 percent over the previous year. Of this total, life insurance premium amounted to 942.5 billion yuan, health and casualty insurance premium 158.5 billion yuan, and property insurance premium 621.2 billion yuan. Insurance companies paid an indemnity worth of 621.3 billion yuan, of which, life insurance indemnity was 225.3 billion yuan, health and casualty insurance indemnity 52.1 billion yuan, and property insurance indemnity 343.9 billion yuan.

IX. Living Conditions and Social Security

The income of urban and rural residents continued to rise. In 2013, the annual per capita net income of rural households was 8,896 yuan, up by 12.4 percent, or a real increase of 9.3 percent over the previous year. The median of per capita net income[29] of rural households was 7,907 yuan, up by 12.7 percent. The annual per capita disposable income of urban households was 26,955 yuan, up by 9.7 percent, or a real increase of 7.0 percent. The median of per capita disposable income of urban households was 24,200 yuan, up by 10.1 percent. According to the results of the integrated survey of rural and urban households [30] carried out from the fourth quarter of 2012, the annual per capita disposable income nationwide was 18,311 yuan, up by 10.9 percent, or a real rise of 8.1 percent over the previous year. Food expenditure accounted for 37.7 percent in the rural households and 35.0 percent in the urban households, down by 1.6 and 1.2 percentage points respectively.

Figure 15 Per Capita Net Income of Rural Households 2009-2013

yuan
10000
8000
6000
4000
2000
0
5153
5919
6977
7917
8896
2009
2010
2011
2012
2013

http://www.stats.gov.cn/english/PressRelease/201402/t20140224_515103.html 6/15/2014

中国互联网络信息中心 CNNIC

第二章网民规模与结构特征

一、网民规模

（一）总体网民规模

截至 2013 年 12 月，我国网民规模达 6.18 亿，全年共计新增网民 5358 万人。互联网普及率为 45.8%，较 2012 年底提升 3.7 个百分点，整体网民规模增速保持放缓的态势。

Item 138-A and 138-C

China Internet User Population and Percentage of Total Population
中国网民规模和互联网普及率
万人
75000
50000
25000
0
2005 2006 2007 2008 2009 2010 2011 2012 2013
11100 13700 21000 29800 38400 45730 51310 56400 61758
8.5% 10.5% 16.0% 22.6% 28.9% 34.3% 38.3% 42.1% 45.8%
网民数
互联网普及率
来源：CNNIC 中国互联网络发展状况统计调查
2013.12

图 1 中国网民规模与互联网普及率

近来年，中国网民规模增长主要源于以下四个方面因素：第一，中国政府在信息化领域制定了一系列政策方针并持续加强基础网络设施建设，为互联网接入提供较好的网络基础条件；第二，运营商和各大厂商积极推动互联网应用发展，加快网络应用对社会生活的渗透，如打车、支付等应用与线下结合紧密，吸引更多人使用互联网；第三，传统媒体和新媒体的联动加强，提升整体社会对互联网的认知，促使更多人使用互联网；第四，网络应用的社交性和即时沟通的便捷性，在增加网民使用黏性的同时加大了网民对非网民同伴的连带影响，促进非网民向网民转化。这一系列因素共同推动互联网用户规模的增长，尤其推动了手机网民规模的持续增加。2013 年中国新增网民中使用手机上网的比例高达 73.3%，高于其他设备的使用比例，这意味着手机依然是中国网民增长的主要驱动力。

第 33 次中国互联网络发展状况统计报告 15

US — 138-C

internet penetration (C) = (B) ÷ (A) = 83.2 %

Socio-Economic Profile	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Population	306,771,529	309,330,219	311,591,917	313,847,465	(A) 316,668,567	319,510,849	322,370,739	325,245,069	328,131,075	0.9%
Change		0.8%	0.7%	0.7%	0.9%	0.9%	0.9%	0.9%	0.9%	
Households	117,599,050	118,973,161	119,843,045	120,710,563	121,795,603	122,888,788	123,988,745	125,094,257	126,204,360	0.9%
Persons per Household	2.6	2.6	2.6	2.6	2.6	2.6	2.6	2.6	2.6	
Labor Force	154,109,000	153,885,000	153,616,000	154,900,000	156,800,000	158,400,000	160,000,000	161,800,000	163,620,250	1.3%
GDP	$13,973,700,000,000	$14,498,900,000,000	$15,075,700,000,000	$15,697,000,000,000	$16,357,000,000,000	$17,062,000,000,000	$17,792,000,000,000	$18,566,000,000,000	$19,373,671,088,130	4.3%
Change		3.8%	4.0%	4.1%	4.2%	4.3%	4.3%	4.4%	4.4%	
Per Capita GDP	$45,551	$46,872	$48,383	$50,015	$51,653	$53,400	$55,191	$57,083	$59,042	3.4%
Change		2.9%	3.2%	3.4%	3.3%	3.4%	3.4%	3.4%	3.4%	

Internet Users	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Total										
Number of Internet Users	239,995,649	245,203,319	251,444,272	257,338,167	(B) 263,368,674	269,181,435	274,736,288	280,071,409	285,203,510	2.1%
% population using the Internet	78%	79%	81%	82%	(C) 83%	84%	85%	86%	87%	
[illegible]										
Personal Internet Users	236,635,710	241,770,472	247,924,057	253,735,433	259,701,232	265,412,894	270,889,980	276,150,408	281,210,600	2.1%
Small Business Internet Users	35,575,826	36,347,786	37,272,916	38,146,599	39,043,497	39,902,180	40,725,614	41,516,468	42,277,226	2.1%
Medium/Large Business Internet Users	68,186,999	69,666,590	71,439,755	73,114,314	74,833,370	76,479,196	78,057,426	79,573,230	81,031,350	2.1%
Government Internet Users	24,458,390	24,989,103	25,625,129	26,225,797	26,842,405	27,432,755	27,998,880	28,542,571	29,065,550	2.1%
Education Internet Users	48,175,597	49,220,560	50,473,740	51,656,853	52,871,403	54,034,214	55,149,269	56,230,316	57,250,410	2.1%
Note: Sum greater than total number of Internet users because										
[illegible]										
By Access Profile										
Wireline-only Users	159,929,212	130,688,196	103,174,925	78,537,889	57,482,382	38,849,620	22,998,138	9,798,944	-1,014,712	-141.5%
Wireline-and-Mobile Users	75,395,895	106,499,064	135,814,721	160,777,210	180,999,866	196,898,683	207,889,795	213,780,416	214,428,207	5.9%
Mobile-only Users	4,670,542	8,016,059	12,454,625	18,023,066	24,906,425	33,433,122	43,848,355	56,492,048	71,790,014	31.8%
Aggregated User Numbers										
Wireline Users	235,325,106	237,187,260	238,989,647	239,315,099	238,482,249	235,748,312	230,887,932	223,579,361	213,413,495	-2.3%
Mobile Users	80,066,437	114,515,123	148,269,346	178,800,276	205,906,291	230,331,806	251,738,150	270,272,464	286,218,221	9.9%
Note: Sum greater than total number of Internet users because										

Home Broadband Access	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Total										
Households with Broadband Access	80,698,000	81,744,000	83,310,588	85,541,236	87,921,767	90,296,661	92,653,365	94,987,319	97,291,584	2.6%
% Broadband Penetration	68.4%	68.7%	69.5%	70.9%	72.2%	73.5%	74.7%	75.9%	77.1%	

Devices Used to Access the Internet	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Total										
PCs	283,141,837	296,836,476	306,039,279	305,812,667	305,302,557	310,739,094	311,043,042	299,303,311	290,528,678	-1.0%
Mobile Devices	129,723,539	188,177,351	280,027,237	363,312,462	451,889,827	540,849,759	621,971,456	693,951,770	761,974,749	16.0%
IADs	51,504,065	59,188,938	67,778,576	78,073,429	89,594,842	103,135,319	118,529,247	136,579,598	157,403,111	15.1%
Total Number of Devices	464,369,441	545,202,765	653,845,091	747,198,558	846,787,226	954,724,173	1,051,543,745	1,129,834,579	1,209,906,539	10.1%
[illegible]										
Personal Internet Devices										
PCs	142,197,296	155,224,876	161,567,870	164,028,149	163,579,914	166,859,082	163,890,434	171,809,337	180,080,267	1.9%
IADs	51,504,065	59,188,938	67,778,576	78,073,429	89,594,842	103,135,319	118,529,247	136,579,598	157,403,111	15.1%
Total Number of Devices	193,701,361	214,413,815	229,346,446	242,101,579	253,174,756	269,994,402	282,419,681	308,388,935	337,483,378	6.9%
Small Business - Internet Devices										
PCs	36,075,663	36,641,054	37,778,399	37,452,490	37,816,799	38,753,414	39,989,075	34,941,292	30,514,707	-4.0%
Medium/Large Business - Internet Devices										
PCs	68,945,277	69,028,447	70,168,693	68,615,515	68,347,915	69,157,136	70,503,490	60,896,375	52,598,368	-5.2%
Government - Internet Devices										
PCs	11,228,758	11,221,546	11,395,415	11,133,839	11,081,089	11,202,622	11,411,245	9,847,920	8,498,744	-5.3%
Education - Internet Devices

US — 138-E — internet shopper penetration

Using Instant Messaging or IM	96,247,969	93,451,781	90,577,076	88,635,224	86,881,158	84,832,644	82,396,370	79,321,437	75,402,509	-3.2%
Using social networking sites (e.g. Facebook)	127,075,557	151,325,472	157,016,398	147,322,375	138,913,140	131,072,290	123,475,911	115,776,047	107,616,702	-6.1%
Sharing photos	130,370,109	123,337,375	116,148,968	110,340,215	105,100,187	99,856,239	94,651,827	89,165,404	83,167,193	-5.5%
Using video messaging/conferencing	35,298,766	38,661,523	61,181,350	71,213,714	79,682,129	88,265,110	93,272,452	96,213,748	96,872,718	6.3%
Conducting online banking and finance	164,256,924	171,249,202	172,062,509	171,853,498	170,854,650	168,535,582	164,742,568	159,247,258	151,763,582	-2.5%
Online classes, education, or other training	45,182,420	46,248,663	45,588,890	46,662,305	46,504,022	45,970,921	45,023,147	43,597,975	41,615,632	-2.3%
Playing online games	138,371,163	131,502,619	128,337,440	125,405,552	122,969,455	120,297,831	116,992,950	112,770,192	107,319,978	-3.1%
Downloading music, listening to it after the download	53,704,509	71,383,365	94,878,090	104,254,328	109,649,288	112,288,162	112,090,521	109,812,096	105,567,173	0.3%
Listening to Internet radio (streaming music)	117,525,155	115,035,821	112,564,124	104,601,842	98,250,746	92,867,766	88,336,912	83,708,545	78,652,512	-5.5%
Downloading videos, TV shows, movies, watching them after the	42,590,292	51,944,010	63,332,258	69,277,610	73,153,487	75,493,789	75,965,322	74,956,045	72,493,511	0.9%
Watching Internet video (streaming video)	82,990,949	104,781,032	132,251,086	146,226,346	155,434,356	160,974,013	162,321,306	160,369,075	155,219,526	1.2%
Downloading e-books	32,597,053	34,866,527	37,282,385	38,953,455	40,184,093	40,905,596	41,014,087	40,497,013	39,288,008	0.2%
Downloading software or apps	124,957,632	98,472,618	78,613,133	66,113,434	57,619,518	51,497,258	45,984,443	43,301,199	39,955,427	-9.6%
Looking for a job	68,923,507	74,501,022	79,353,465	82,607,443	84,925,529	86,170,390	86,144,408	84,838,724	82,093,382	-0.1%
Doing research for work	71,314,371	75,982,939	80,931,902	84,250,606	86,614,802	87,884,425	87,857,987	86,516,071	83,726,320	-0.1%
Purchasing products or services not mentioned above	170,375,377	175,755,760	177,520,977	173,321,140	169,177,059	164,437,385	158,853,199	152,125,180	143,910,349	-3.7%
Mobile Internet Users										
Using search websites (e.g. Google or Yahoo!)	6,245,182	61,819,546	87,775,453	123,527,266	154,810,234	180,217,442	203,078,651	222,143,616	237,986,437	14.0%
Reading news	20,543,362	44,660,898	59,307,739	82,242,172	105,248,047	125,482,195	146,384,774	165,206,116	181,717,400	17.2%
Using business directories such as Yahoo! Local, Yelp or Yellow P	13,498,506	20,612,722	28,494,510	39,381,897	47,092,885	56,074,575	65,159,967	73,576,460	81,682,400	16.3%
Using maps/getting directions	6,405,315	52,675,956	71,169,286	103,844,677	134,687,066	159,628,704	184,256,551	205,469,102	223,468,201	16.6%
Using classifieds	1,601,329	8,016,059	17,792,322	28,542,456	39,875,069	51,490,522	62,612,534	73,070,150	82,706,522	23.7%
Using email	8,006,644	72,144,527	97,857,760	155,200,613	186,801,604	213,195,700	236,336,680	256,657,429	271,938,663	11.9%
Using Instant Messaging or IM	7,205,979	46,951,200	57,625,045	66,603,104	73,547,153	79,185,556	83,593,537	86,975,639	89,538,031	6.1%
Using social networking sites (e.g. Facebook)	4,003,322	53,822,108	78,582,754	110,779,544	138,507,909	161,044,795	180,945,793	197,461,755	211,160,683	13.8%
Sharing photos	8,006,644	29,201,356	60,790,432	89,036,083	115,152,337	139,132,194	159,509,946	176,814,141	191,338,051	16.5%
Using video messaging/conferencing	2,401,993	8,016,059	26,688,482	41,470,237	56,394,020	72,198,571	85,892,609	98,798,015	109,320,994	21.4%
Conducting online banking and finance	3,202,657	26,338,478	41,515,417	65,763,997	90,760,811	113,260,599	136,191,207	157,196,998	176,023,911	21.8%
Online classes, education, or other training	800,664	3,435,454	8,896,161	15,958,326	24,433,110	34,681,745	45,907,294	57,839,228	70,162,252	34.5%
Playing online games	3,202,657	27,483,629	51,804,271	77,391,430	100,528,914	120,763,326	138,246,343	152,934,588	165,139,021	16.4%
Downloading music, listening to it after the download	13,344,406	22,903,005	35,584,643	50,513,633	65,777,825	81,058,525	94,740,329	105,763,732	113,985,246	17.7%
Listening to Internet radio (streaming music)	19,238,821	33,209,386	51,804,271	72,219,305	92,744,969	113,395,980	132,545,253	149,469,071	163,889,530	17.8%
Downloading videos, TV shows, movies, watching them after the	4,988,755	10,306,361	19,275,015	31,114,485	44,531,586	58,572,643	74,394,636	87,415,404	97,572,466	25.7%
Watching Internet video (streaming video)	2,984,482	28,396,026	51,529,027	79,012,010	107,438,545	132,313,379	155,285,960	175,347,068	192,508,132	19.2%
Downloading e-books	3,812,687	11,451,512	31,136,563	47,679,682	64,295,682	81,519,672	96,606,417	110,278,355	122,300,478	20.7%
Downloading software or apps	4,003,322	56,112,410	87,478,914	122,562,400	151,863,833	175,785,968	195,200,258	213,069,911	227,069,452	13.1%
Looking for a job	12,486,116	19,066,768	26,357,421	33,507,628	40,414,956	47,135,748	53,424,537	59,247,618	64,591,286	14.0%
Doing research for work	15,598,273	23,819,146	[illegible]	41,646,147	49,881,864	57,711,351	64,826,132	71,220,512	76,904,278	13.1%
Purchasing products or services not mentioned above	1,601,329	12,596,664	26,688,482	52,339,323	78,511,124	106,964,165	139,862,166	164,420,505	189,018,350	29.3%

Internet Buyers	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Total Number Internet Buyers										
Number of Buyers	149,767,110	161,828,899	175,257,581	185,415,581	195,543,969	205,343,890	214,507,370	222,895,546	230,117,952	4.4%
% of All Internet Users Buying Products	62.4%	66.0%	69.7%	72.1%	74.2%	76.3%	78.1%	79.6%	80.7%	
By Access Mode										
Wireline										
Wireline Internet Buyers	148,893,859	160,057,401	172,004,327	180,059,076	187,336,432	193,305,464	197,462,594	199,394,484	198,375,967	2.0%
% of Wireline Internet Users Buying Products	63.3%	67.5%	72.0%	75.2%	78.6%	82.0%	85.5%	89.2%	93.0%	
Mobile										
Mobile Internet Buyers	14,970,022	25,307,105	38,729,214	53,139,903	67,853,564	82,936,743	97,855,900	112,435,118	126,551,505	19.0%
% of Mobile Internet Users Buying Products	18.7%	22.1%	26.1%	29.7%	33.0%	36.0%	38.9%	41.6%	44.2%	
By Customer Type										
Personal										
Personal Buyers	133,524,518	146,142,299	160,540,007	171,242,158	181,885,251	192,192,991	201,809,062	210,571,263	218,029,036	4.9%
% of Personal Users Buying Products	56.4%	60.4%	64.8%	67.5%	70.0%	72.4%	74.5%	76.3%	77.5%	
Small Business										
Small Business Buyers	15,425,024	17,589,795	20,132,055	21,065,058	23,779,466	25,539,703	27,175,013	28,652,758	29,883,804	6.4%
% of Small Business Users Buying Products	43.4%	48.4%	54.0%	57.6%	60.9%	64.0%	66.7%	69.0%	70.7%	
Medium/Large Business										
Medium/Large Business Buyers	19,341,489	24,276,371	29,962,638	33,958,636	37,097,765	41,725,134	45,267,949	48,445,878	51,041,990	8.5%

uk – 138-C

internet penetration Ⓒ = Ⓑ ÷ Ⓐ = 88.9%

Socio-Economic Profile	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Population	61,990,848	62,348,447	62,698,362	63,047,162	63,395,574 (A)	63,742,977	64,088,222	64,430,428	64,769,452	0.5%
Change		0.6%	0.6%	0.6%	0.6%	0.5%	0.5%	0.5%	0.5%	
Households	25,832,020	25,978,520	26,124,318	26,269,651	26,414,823	26,559,574	26,703,426	26,846,012	26,987,272	0.5%
Persons per Household	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	
Labor Force	31,339,000	31,504,000	31,722,000	32,020,000	32,150,000	32,260,000	32,290,000	32,380,000	32,470,251	0.5%
GDP	$2,190,600,000,000	$2,267,400,000,000	$2,434,400,000,000	$2,458,000,000,000	$2,528,000,000,000	$2,636,000,000,000	$2,774,000,000,000	$2,779,000,000,000	$2,784,009,012,257	2.5%
Change		3.5%	7.4%	1.0%	2.8%	4.3%	5.2%	0.2%	0.3%	
Per Capita GDP	$35,334	$36,367	$38,827	$38,987	$39,877	$41,354	$43,284	$43,132	$42,983	2.0%
Change		2.9%	6.8%	0.4%	2.3%	3.7%	4.7%	-0.4%	-0.3%	

Internet Users	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Total										
Number of Internet Users	51,516,674	52,731,309	54,086,725	55,300,389	(B) 56,338,024	57,280,439	58,124,519	58,884,560	59,573,184	1.5%
% population using the Internet	83%	85%	86%	88%	89%	90%	91%	91%	92%	
Internet Users by Segment										
Personal Internet Users	51,104,541	52,300,359	53,654,037	54,838,126	55,887,319	56,822,195	57,659,523	58,413,492	59,096,599	1.5%
Small Business Internet Users	8,002,442	8,191,104	8,401,660	8,587,083	8,751,375	8,897,767	9,026,884	9,146,948	9,253,915	1.5%
Medium/Large Business Internet Users	10,050,166	10,293,246	10,557,845	10,790,847	10,997,304	11,181,265	11,346,031	11,494,395	11,628,014	1.5%
Government Internet Users	4,249,084	4,349,259	4,461,061	4,559,513	4,646,748	4,724,478	4,794,098	4,856,787	4,913,583	1.5%
Education Internet Users	3,965,812	4,059,308	4,163,657	4,255,545	4,336,965	4,409,513	4,474,491	4,533,001	4,586,011	1.5%
Note: Sum greater than total number of Internet users because (										
By Access Mode										
By Access Profile										
Wireline-only Users	35,689,670	33,964,510	27,270,600	20,639,593	14,839,957	10,648,280	7,932,050	6,247,462	4,967,451	-24.8%
Wireline-and-Mobile Users	15,093,521	17,723,034	25,026,543	31,866,671	37,510,166	41,254,623	43,246,744	43,896,285	43,724,460	6.5%
Mobile-only Users	733,483	1,043,664	1,789,575	2,774,105	3,987,901	5,377,535	6,945,725	8,740,822	10,881,274	31.4%
Aggregated User Numbers										
Wireline Users	50,783,191	51,687,545	52,297,150	52,506,264	52,350,123	51,902,903	51,178,794	50,143,747	48,691,910	-1.5%
Mobile Users	15,827,004	18,766,698	26,816,118	34,640,776	41,498,067	46,632,159	50,192,469	52,637,107	54,605,734	9.5%
Note: Sum greater than total number of Internet users because (										

Home Broadband Access	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Total										
Households with Broadband Access	18,740,000	19,468,000	20,029,419	20,586,282	21,129,080	21,651,447	22,149,246	22,630,312	23,063,539	2.3%
% Broadband Penetration	72.5%	74.9%	76.7%	78.4%	80.0%	81.5%	82.9%	84.3%	85.5%	

Devices Used to Access the Internet	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Total										
PCs	51,059,958	55,117,349	58,018,444	60,839,463	63,609,166	66,466,593	69,405,381	72,342,931	75,416,423	4.4%
Mobile Devices	24,377,312	30,272,999	43,775,983	58,511,223	73,734,722	87,583,950	98,915,394	106,451,066	112,645,747	14.0%
IADs	9,756,439	11,656,746	13,559,333	13,869,490	14,714,282	16,033,959	17,784,737	17,915,204	18,049,429	5.4%
Total Number of Devices	85,193,709	97,047,094	115,353,760	133,220,176	152,058,170	170,084,503	186,105,412	196,709,202	206,111,600	9.1%
Devices by Segment										
Personal Internet Devices										
PCs	26,791,963	30,101,003	32,449,715	34,711,827	36,917,086	39,091,099	41,302,366	43,494,169	45,602,285	5.7%
IADs	9,756,439	11,656,746	13,559,333	13,869,490	14,714,282	16,033,959	17,784,737	17,915,204	18,049,429	5.4%
Total Number of Devices	36,548,402	41,757,750	46,009,048	48,581,317	51,631,368	55,125,058	59,087,104	61,409,373	63,651,714	5.6%
Small Business - Internet Devices										
PCs	9,004,160	9,249,587	9,420,977	9,589,633	9,787,903	10,035,368	10,302,539	10,575,842	10,856,396	2.5%
Medium/Large Business - Internet Devices										
PCs	8,738,757	8,976,950	9,143,288	9,306,973	9,499,399	9,740,540	9,998,865	10,264,113	10,538,397	2.5%
Government - Internet Devices										
PCs	2,143,624	2,202,053	2,242,855	2,283,007	2,330,210	2,389,362	2,452,729	2,517,795	2,584,586	2.5%
Education - Internet Devices

UK - 138-E - internet shopper penetration

	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Using Instant Messaging or IM	20,567,152	20,795,365	18,722,380	17,923,273	17,132,899	16,185,380	15,423,065	14,662,516	13,863,088	-5.0%
Using social networking sites (e.g. Facebook)	28,184,675	28,893,338	34,359,228	32,322,836	30,492,899	28,857,184	27,369,764	25,965,925	24,553,568	-5.3%
Sharing photos	26,102,560	26,118,528	24,801,599	24,076,018	23,285,776	22,343,857	21,477,436	20,583,262	19,555,346	-4.1%
Using video messaging/conferencing	8,582,355	8,541,945	12,551,316	14,564,850	16,421,904	18,592,990	20,251,179	21,647,399	22,682,687	9.3%
Conducting online banking and finance	40,220,287	41,781,814	42,365,830	42,874,481	43,030,452	42,840,188	42,420,656	41,722,994	40,635,660	-1.1%
Online classes, education, or other training	10,715,253	11,534,722	12,137,588	12,489,165	12,658,807	12,687,757	12,602,580	12,408,640	12,089,457	-0.6%
Playing online games	17,783,366	18,710,891	23,795,203	24,779,695	25,258,554	25,475,121	25,312,027	24,914,381	24,259,574	-0.4%
Downloading music, listening to it after the download	10,210,060	14,730,950	21,128,049	23,315,217	24,467,789	25,041,795	25,080,188	24,791,161	24,194,425	0.7%
Listening to Internet radio (streaming music)	26,336,934	27,307,603	27,402,614	27,120,833	26,521,526	25,681,589	24,531,041	23,079,007	21,303,591	-4.7%
Downloading videos, TV shows, movies, watching them after the	7,111,365	9,975,050	13,511,042	15,548,344	16,513,556	17,079,253	17,237,931	17,136,769	16,793,044	1.6%
Watching Internet video (streaming video)	13,452,555	18,908,810	26,401,411	30,539,507	33,301,781	35,181,642	36,049,339	36,207,488	35,718,523	3.2%
Downloading e-books	4,845,237	6,305,880	8,158,355	8,980,168	9,481,997	9,768,673	9,846,679	9,784,210	9,587,122	1.3%
Downloading software or apps	26,965,874	25,029,046	21,285,598	18,876,288	16,717,590	14,637,987	12,944,363	11,443,465	10,089,079	-11.8%
Looking for a job	15,039,914	16,317,629	17,304,235	18,229,578	18,851,082	19,294,400	19,533,515	19,574,706	19,379,232	1.2%
Doing research for work	15,355,665	16,558,105	17,749,202	18,473,800	18,923,221	19,166,180	19,154,629	19,030,876	18,648,652	0.2%
Purchasing products or services not mentioned above	43,013,363	44,573,862	45,445,808	44,477,771	43,313,712	42,023,009	40,619,685	39,077,712	37,316,622	-3.5%
Mobile Internet Users										
Using search websites (e.g. Google or Yahoo!)	2,854,688	8,240,645	15,555,590	24,294,487	31,977,833	38,017,038	42,397,552	45,472,820	47,856,803	14.5%
Reading news	3,652,386	5,630,005	10,458,286	15,510,194	20,530,410	24,976,983	28,456,329	31,187,065	33,491,882	16.6%
Using business directories such as Yahoo! Local, Yelp or Yellow P	1,804,517	2,289,537	3,500,886	4,793,206	6,055,177	7,149,416	8,049,253	8,799,884	9,488,534	14.6%
Using maps/getting directions	2,848,861	6,193,010	12,087,253	18,738,234	25,363,174	31,045,411	35,521,510	38,958,068	41,783,079	17.4%
Using classifieds	791,330	1,689,003	3,754,256	6,034,157	8,418,530	10,642,784	12,470,535	13,971,552	15,272,876	20.4%
Using email	3,798,481	9,195,682	16,625,993	24,852,004	32,407,729	38,291,700	42,578,763	45,521,012	49,067,885	14.6%
Using Instant Messaging or IM	4,748,101	6,005,343	10,190,125	12,262,835	13,827,156	14,761,870	15,220,766	15,401,533	15,512,327	4.8%
Using social networking sites (e.g. Facebook)	2,840,861	6,380,677	15,205,187	22,369,314	28,618,021	33,475,004	36,734,958	38,945,292	40,649,632	12.7%
Sharing photos	2,848,861	4,504,008	8,849,319	14,222,066	20,001,234	25,607,757	30,292,666	33,937,155	36,749,446	20.9%
Using video messaging/conferencing	2,848,861	4,785,508	8,849,319	12,808,205	16,446,090	19,355,015	21,424,031	22,880,939	24,022,351	13.4%
Conducting online banking and finance	1,424,430	1,689,003	5,899,546	11,299,723	17,136,619	22,561,485	27,189,793	31,003,415	34,272,539	24.8%
Online classes, education, or other training	633,080	750,668	1,072,645	3,131,526	5,010,510	6,715,175	8,191,369	9,335,467	10,303,222	26.9%
Playing online games	1,582,700	2,815,005	6,167,707	10,637,605	15,697,821	20,892,526	25,400,001	28,967,880	31,635,021	24.4%
Downloading music, listening to it after the download	1,618,671	2,815,005	5,899,546	9,268,243	12,651,762	15,682,587	18,000,655	19,715,900	21,045,576	17.8%
Listening to Internet radio (streaming music)	2,441,881	3,378,006	5,631,385	8,670,091	12,185,281	15,968,617	19,852,966	23,629,101	27,269,529	25.8%
Downloading videos, TV shows, movies, watching them after the	775,523	1,313,660	2,881,612	4,766,343	7,344,000	10,278,497	13,226,201	15,854,343	17,986,526	30.4%
Watching Internet video (streaming video)	2,205,496	4,069,681	7,792,010	12,132,470	16,688,583	20,905,248	24,482,060	27,484,252	30,148,636	20.0%
Downloading e-books	595,840	1,501,339	4,558,740	7,986,984	11,756,932	15,610,671	18,848,542	21,548,441	23,850,960	24.5%
Downloading software or apps	1,899,241	7,319,013	14,480,704	22,141,643	29,070,431	34,412,340	38,222,249	40,851,950	42,873,505	14.1%
Looking for a job	1,412,553	1,792,220	2,7[illegible]0,291	3,743,920	4,714,758	5,545,729	6,215,905	6,762,305	7,253,348	14.1%
Doing research for work	2,226,068	2,824,388	4,318,47[illegible]	5,880,569	7,370,997	8,622,622	9,604,025	10,378,006	11,053,433	13.5%
Purchasing products or services not mentioned above	791,330	1,313,669	5,631,385	13,871,526	21,831,454	30,532,308	37,436,202	41,531,006	43,728,539	25.6%
Internet Buyers	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**CAGR 2012-2017**
Total, Unique Internet Buyers										
Number of Buyers	34,015,607	36,558,481	39,193,110	42,044,412	43,693,508	46,594,976	48,911,225	49,810,113	50,371,523	3.7%
% of All Internet Users Buying Products	66.0%	69.3%	72.5%	76.1%	77.6%	81.3%	84.1%	84.6%	84.6%	
By Access Mode										
Wireline										
Wireline Internet Buyers	33,917,272	36,394,380	38,821,646	41,385,452	42,644,771	45,061,454	46,828,088	47,136,643	46,995,900	2.6%
% of Wireline Internet Users Buying Products	66.8%	70.4%	74.2%	78.8%	81.5%	86.8%	91.5%	94.0%	96.5%	
Mobile										
Mobile Internet Buyers	2,121,846	3,130,611	5,566,259	8,228,557	10,913,150	13,211,469	15,053,686	16,090,596	16,930,959	15.5%
% of Mobile Internet Users Buying Products	13.4%	16.7%	20.8%	23.8%	26.3%	28.3%	30.0%	30.6%	31.0%	
By Segment										
Personal										
Personal Buyers	27,497,946	30,234,440	33,312,455	36,760,565	38,617,544	42,214,421	45,076,082	46,019,675	46,536,027	4.8%
% of Personal Users Buying Products	53.8%	57.8%	62.1%	67.0%	69.1%	74.3%	78.2%	78.8%	78.7%	
Small Business										
Small Business Buyers	5,171,904	5,549,845	5,957,801	6,424,107	6,685,051	7,149,951	7,523,278	7,664,031	7,750,381	3.8%
% of Small Business Users Buying Products	64.6%	67.8%	71.0%	74.8%	75.4%	80.4%	83.3%	83.8%	83.8%	
Medium/Large Business										
Medium/Large Business Buyers	6,153,554	6,649,368	7,200,089	7,806,808	8,146,605	8,769,979	9,268,900	9,448,564	9,554,943	4.1%

Japan — 138-C   internet penetration (C) = (B) ÷ (A) = 83.7%

Socio-Economic Profile	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Population	127,704,386	127,579,145	127,469,543	127,368,088	127,253,075 (A)	127,103,388	126,919,659	126,702,133	126,451,398	-0.1%
Change		-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.2%	-0.2%	
Households	51,081,714	53,157,977	55,421,540	57,804,585	60,596,702	50,841,355	50,767,864	50,680,853	50,580,559	-2.7%
Persons per Household	2.5	2.4	2.3	2.2	2.1	2.5	2.5	2.5	2.5	
Labor Force	66,500,000	66,316,000	65,910,000	65,510,000	64,590,000	63,960,000	63,140,000	62,460,000	61,787,373	-1.3%
GDP	$5,034,500,000,000	$5,495,600,000,000	$5,899,000,000,000	$5,887,000,000,000	$5,563,000,000,000	$5,459,000,000,000	$5,412,000,000,000	$5,284,000,000,000	$5,159,027,346,637	-2.6%
Change		9.2%	7.3%	-0.2%	-5.5%	-1.9%	-0.9%	-2.4%	-2.4%	
Per Capita GDP	$35,423	$43,076	$46,278	$46,220	$43,716	$42,949	$42,641	$41,704	$40,798	-2.5%
Change		9.3%	7.4%	-0.1%	-5.4%	-1.8%	-0.7%	-2.2%	-2.2%	

Internet Users	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Total										
Number of Internet Users	98,710,330	101,228,736	103,204,345	104,970,106	106,530,718 (B)	107,887,950	109,059,375	110,060,504	110,906,007	1.1%
% population using the Internet	77%	79%	81%	82%	84% (C)	85%	86%	87%	88%	
Internet Users By Segment										
Personal Internet Users	98,315,489	100,833,821	102,791,527	104,550,726	106,104,595	107,456,388	108,623,139	109,620,352	110,462,383	1.1%
Small Business Internet Users	18,888,138	19,370,033	19,748,064	20,085,941	20,384,563	20,644,268	20,868,419	21,060,001	21,221,770	1.1%
Medium/Large Business Internet Users	14,904,825	15,285,196	15,583,506	15,850,130	16,085,777	16,290,715	16,467,596	16,618,777	16,746,431	1.1%
Government Internet Users	513,963	527,076	537,362	546,555	554,682	561,745	567,848	573,061	577,463	1.1%
Education Internet Users	3,597,741	3,689,530	3,761,536	3,825,894	3,882,774	3,932,241	3,974,937	4,011,425	4,042,242	1.1%
Note: Sum greater than total number of Internet users because (										
By Access Mode										
By Access Profile										
Wireline-only Users	68,221,682	62,398,017	51,560,205	41,528,644	32,164,322	23,219,510	15,516,713	8,915,023	2,682,969	-42.2%
Wireline-and-Mobile Users	28,940,306	36,454,334	47,867,385	57,874,149	66,535,156	74,860,721	81,623,414	86,968,756	91,537,346	9.6%
Mobile-only Users	1,548,342	2,306,385	3,776,684	5,567,314	7,831,239	9,807,719	11,919,248	14,176,815	16,685,692	24.5%
Aggregated User Numbers										
Wireline Users	97,161,988	98,852,351	99,427,651	99,402,793	98,699,479	98,080,231	97,140,128	95,883,779	94,220,315	-1.1%
Mobile Users	30,488,648	38,830,719	51,644,079	63,441,462	74,366,396	84,668,440	93,542,662	101,145,571	108,223,037	11.3%
Note: Sum greater than total number of Internet users because (										

Home Broadband Access	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Total										
Households with Broadband Access	31,654,875	34,055,343	36,328,060	38,800,660	41,487,912	35,527,139	36,172,856	36,784,212	37,359,269	-0.8%
% Broadband Penetration	62.0%	64.1%	65.5%	67.0%	68.5%	69.9%	71.3%	72.6%	73.9%	

Devices Used to Access the Internet	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Total										
PCs	62,052,466	64,985,765	67,503,319	69,755,283	71,685,967	72,680,812	74,738,300	76,303,119	77,956,331	2.2%
Mobile Devices	39,839,019	51,445,477	69,488,023	85,119,089	98,314,484	112,630,872	125,150,215	134,870,647	143,373,596	11.0%
IADs	8,009,056	10,412,714	13,401,228	13,993,654	12,308,179	9,819,680	9,632,673	9,020,440	8,454,166	-9.6%
Total Number of Devices	109,900,541	126,843,956	150,392,571	168,868,025	182,308,631	195,131,364	209,521,188	220,194,206	229,784,093	6.4%
Devices By Segment										
Personal Internet Devices										
PCs	34,218,523	36,732,544	39,865,266	42,237,506	43,925,388	44,850,338	45,928,323	46,365,408	46,806,653	2.1%
IADs	8,009,056	10,412,714	13,401,228	13,993,654	12,308,179	9,819,680	9,632,673	9,020,440	8,454,166	-9.6%
Total Number of Devices	42,227,579	47,145,258	53,266,494	56,231,160	56,233,567	54,670,015	55,560,996	55,385,848	55,260,819	-0.3%
Small Business - Internet Devices										
PCs	11,404,395	11,640,986	11,567,696	11,706,657	11,850,355	11,738,287	11,967,328	12,217,435	12,472,768	1.3%
Medium/Large Business - Internet Devices										
PCs	10,651,912	10,873,105	10,745,367	10,814,639	10,882,740	10,711,450	10,846,035	10,991,566	11,132,843	0.6%
Government - Internet Devices										
PCs	4,102,990	4,082,565	3,784,139	3,545,832	3,506,994	3,826,933	4,276,623	4,815,478	5,424,831	8.9%
Education - Internet Devices

Japan - 138-E internet shopper penetration

Using Instant Messaging or IM	19,238,074	17,156,957	14,571,522	13,141,324	12,068,536	11,276,546	10,710,606	10,200,277	9,871,082	-5.6%
Using social networking sites (e.g. Facebook)	27,399,681	26,692,835	38,975,639	42,873,529	43,820,450	43,945,798	43,652,321	43,128,383	42,393,025	-0.2%
Sharing photos	29,731,568	29,016,100	27,539,170	27,145,527	26,371,770	25,757,809	25,193,600	24,634,557	24,036,576	-2.4%
Using video messaging/conferencing	6,509,853	7,384,258	7,556,501	8,204,638	8,804,873	9,552,758	10,455,036	11,463,663	12,579,067	8.9%
Conducting online banking and finance	76,757,970	79,478,088	81,156,347	81,973,898	82,018,141	81,979,915	81,540,045	80,741,659	79,529,793	-0.6%
Online classes, education, or other training	12,048,085	12,478,605	12,652,617	12,900,025	13,064,896	13,225,806	13,338,716	13,334,097	13,181,813	0.4%
Playing online games	20,472,236	22,738,341	24,757,485	25,987,086	26,731,150	27,287,142	27,548,019	27,581,723	27,393,041	1.1%
Downloading music, listening to it after the download	8,154,162	14,631,628	25,950,617	33,279,567	38,582,192	42,835,051	45,269,974	48,410,438	48,526,687	6.9%
Listening to Internet radio (streaming music)	22,356,863	24,320,138	25,149,473	24,890,459	23,719,459	22,779,722	21,934,707	21,156,165	20,400,118	-3.9%
Downloading videos, TV shows, movies, watching them after the	12,105,322	13,445,280	12,726,739	13,840,671	14,795,801	15,696,449	16,480,142	17,142,383	17,661,637	5.0%
Watching Internet video (streaming video)	19,873,894	25,738,302	52,940,575	60,042,054	64,357,373	67,840,190	69,196,523	69,610,999	69,248,810	2.9%
Downloading e-books	4,572,542	4,937,414	5,369,665	5,538,175	5,751,435	5,956,261	6,120,909	6,248,329	6,331,644	2.7%
Downloading software or apps	65,487,180	60,937,204	55,665,942	52,999,113	49,271,265	46,170,200	43,326,783	40,743,985	38,341,706	-6.3%
Looking for a job	28,634,061	31,681,738	34,647,887	36,472,278	37,640,679	38,568,546	39,063,388	39,227,496	39,062,953	1.4%
Doing research for work	24,946,951	27,602,189	30,186,358	31,775,868	32,793,818	33,602,209	34,033,329	34,176,306	34,032,951	1.4%
Purchasing products or services not mentioned above	58,005,707	59,555,060	59,410,670	58,956,121	58,143,036	57,421,397	56,550,479	55,532,152	54,313,019	-1.6%
Mobile Internet Users										
Using search websites (e.g. Google or Yahoo!)	8,719,753	19,750,934	33,517,008	46,916,053	59,299,133	70,641,167	80,259,226	88,313,372	95,540,422	15.3%
Reading news	9,565,066	15,532,268	26,338,481	35,911,142	45,033,874	53,822,162	61,286,170	67,653,222	73,428,097	15.4%
Using business directories such as Yahoo! Local, Yelp or Yellow Pa	1,993,028	2,787,813	4,072,129	5,397,226	6,765,770	8,188,540	9,547,116	10,837,396	12,119,269	17.6%
Using maps/getting directions	6,707,503	15,532,268	27,371,352	39,456,562	51,123,886	62,167,264	71,795,562	80,030,096	87,458,146	17.3%
Using classifieds	609,773	776,614	2,065,763	3,611,283	5,298,056	7,057,887	8,758,675	10,345,848	11,864,190	26.9%
Using email	18,293,189	28,734,737	[illegible]831,704	54,644,246	66,471,990	77,370,940	86,709,004	94,599,976	101,792,843	13.2%
Using Instant Messaging or IM	1,524,432	6,212,915	10,[illegible]5,257	15,598,445	19,888,960	23,704,729	26,927,373	29,597,756	31,980,374	15.4%
Using social networking sites (e.g. Facebook)	2,134,205	11,260,909	21,1[illegible]073	32,313,771	43,107,691	53,142,886	62,017,007	69,588,558	76,376,843	18.8%
Sharing photos	2,134,205	5,824,608	15,493,[illegible]	25,118,425	35,228,574	45,907,323	55,527,582	63,847,420	71,238,742	23.2%
Using video messaging/conferencing	304,806	776,614	3,098,645	6,384,015	10,911,779	17,494,494	25,251,266	33,746,504	42,238,695	45.9%
Conducting online banking and finance	3,658,638	6,018,762	9,812,375	15,429,643	22,481,194	31,334,630	41,908,088	53,808,469	66,205,022	33.8%
Online classes, education, or other training	304,806	776,614	2,085,753	3,923,097	6,403,851	9,832,270	13,991,810	18,861,879	24,409,607	44.2%
Playing online games	2,439,092	3,883,072	9,812,375	16,173,630	23,632,758	32,918,180	42,072,676	50,744,289	58,849,553	29.5%
Downloading music, listening to it after the download	3,429,573	5,824,608	10,328,816	15,832,782	21,793,853	28,149,325	33,959,679	38,795,253	42,734,380	22.0%
Listening to Internet radio (streaming music)	3,830,965	6,601,222	11,878,138	18,420,483	25,849,588	34,292,566	42,765,125	50,846,399	58,403,361	26.0%
Downloading videos, TV shows, movies, watching them after the	1,659,938	2,718,150	4,647,967	[illegible]756,077	11,893,242	17,412,855	24,009,309	30,739,986	38,549,007	36.3%
Watching Internet video (streaming video)	1,573,416	6,723,934	18,119,539	28,[illegible]2,597	38,677,096	49,162,106	58,251,500	66,216,849	73,473,680	21.0%
Downloading e-books	635,180	1,941,536	6,197,290	11,13[illegible]804	16,988,761	24,150,954	31,368,317	38,456,226	45,317,873	32.4%
Downloading software or apps	2,439,092	19,027,053	30,586,440	43,928,6[illegible]	55,190,401	64,924,687	73,127,284	79,804,461	85,967,100	14.4%
Looking for a job	4,676,555	6,541,483	9,555,077	12,571,897	15,602,771	18,666,729	21,483,409	24,055,126	26,523,021	16.1%
Doing research for work	6,251,636	8,744,678	12,773,262	16,721,455	20,617,668	24,487,628	27,965,710	31,008,635	33,994,571	15.2%
Purchasing products or services not mentioned above	3,048,865	5,047,994	10,328,816	18,296,572	28,021,287	43,329,465	59,422,305	74,513,960	85,861,648	36.2%

Internet Buyers	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
Total Internet Buyers										
Number of Buyers	46,340,800	51,061,993	55,801,448	58,510,043	59,461,094	61,508,100	63,762,073	65,421,300	66,935,198	2.7%
% of All Internet Users Buying Products	46.9%	50.4%	54.1%	55.7%	55.8%	57.0%	58.5%	59.4%	60.4%	
By Access Media										
Wireline										
Wireline Internet Buyers	46,101,844	50,613,966	54,924,251	57,040,608	57,227,349	58,479,981	59,822,151	60,495,268	60,872,471	1.3%
% of Wireline Internet Users Buying Products	47.4%	51.2%	55.2%	57.4%	58.0%	59.6%	61.6%	63.1%	64.6%	
Mobile										
Mobile Internet Buyers	4,705,329	7,351,804	11,995,149	16,744,719	21,212,800	26,141,325	30,930,506	35,145,217	39,322,715	18.6%
% of Mobile Internet Users Buying Products	15.4%	18.9%	23.2%	26.4%	28.5%	30.9%	33.1%	34.7%	36.3%	
By Segment										
Personal										
Personal Buyers	59,662,817	63,785,055	67,793,345	70,248,150	71,352,473	73,313,552	75,179,544	76,662,580	77,998,156	2.1%
% of Personal Users Buying Products	60.7%	63.3%	66.0%	67.2%	67.2%	68.1%	69.3%	69.9%	70.6%	
Small Business										
Small Business Buyers	5,030,922	6,009,431	7,123,541	7,712,517	7,848,798	8,292,209	8,804,666	9,171,494	9,511,204	4.3%
% of Small Business Users Buying Products	26.7%	31.0%	36.1%	38.4%	38.5%	40.2%	42.2%	43.5%	44.8%	
Medium/Large Business										
Medium/Large Business Buyers	4,354,859	5,315,666	5,974,249	6,431,999	6,544,079	6,808,845	7,285,173	7,560,743	7,832,908	4.0%

Germany -138-C   internet penetration (C) = B ÷ A = 86.1%

Socio-Economic Profile	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2013-2017
Population	81,837,700	81,644,454	81,471,834	81,305,856	81,147,265	80,996,685	80,854,408	80,722,792	80,594,017	-0.2%
Change		-0.2%	-0.2%	-0.2%	-0.2%	-0.2%	-0.2%	-0.2%	-0.2%	
Households	40,918,850	40,822,227	40,735,917	40,652,928	40,573,633	40,498,343	40,427,204	40,361,396	40,297,009	-0.2%
Persons per Household	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	
Labor Force	43,593,000	43,545,000	43,667,000	44,010,000	44,160,000	44,420,000	44,610,000	44,870,000	45,131,515	0.7%
GDP	$3,308,300,000,000	$3,312,000,000,000	$3,608,100,000,000	$3,404,000,000,000	$3,485,000,000,000	$3,543,000,000,000	$3,548,000,000,000	$3,728,000,000,000	$3,917,131,905,299	2.8%
Change		0.1%	8.9%	-5.7%	2.4%	1.7%	0.1%	5.1%	5.1%	
Per Capita GDP	$40,425	$40,566	$44,286	$41,867	$42,947	$43,743	$43,881	$46,183	$48,603	3.0%
Change		0.3%	9.2%	-5.5%	2.6%	1.9%	0.3%	5.2%	5.2%	

Internet Users	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2013-2017
Total										
Number of Internet Users	65,314,452	67,364,898	68,316,679	69,152,060	69,885,247	70,528,846	71,093,878	71,591,991	72,024,740	0.8%
% population using the Internet	80%	83%	84%	85%	86%	87%	88%	89%	89%	
Internet Users By Segment										
Personal Internet Users	63,355,058	65,343,951	66,267,178	67,077,498	67,788,685	68,412,981	68,961,062	69,444,231	69,863,999	0.8%
Small Business Internet Users	11,226,542	11,578,975	11,742,571	11,886,160	12,012,182	12,122,808	12,219,938	12,305,546	12,379,935	0.8%
Medium/Large Business Internet Users	13,543,130	13,968,287	14,165,641	14,338,859	14,490,887	14,624,340	14,741,501	14,844,785	14,934,517	0.8%
Government Internet Users	2,672,986	2,756,899	2,795,850	2,830,038	2,860,043	2,886,383	2,909,507	2,929,892	2,947,602	0.8%
Education Internet Users	3,385,782	3,492,072	3,541,410	3,584,715	3,622,722	3,656,085	3,685,375	3,711,196	3,733,629	0.8%
Note: Sum greater than total number of Internet users because (										
By Access Mode										
By Access Profile										
Wireline-only Users	48,871,856	47,118,939	38,027,416	29,545,775	22,345,663	16,151,250	11,402,774	7,881,230	4,860,452	-30.3%
Wireline-and-Mobile Users	17,616,778	19,158,026	28,336,122	36,541,569	43,125,271	48,671,938	52,676,335	55,400,024	57,439,322	9.5%
Mobile-only Users	825,858	1,087,932	1,953,141	3,064,715	4,414,308	5,705,658	7,014,769	8,310,737	9,724,967	26.0%
Aggregated User Numbers										
Wireline Users	64,488,634	66,276,965	66,363,538	66,087,344	65,470,935	64,823,188	64,079,109	63,281,254	62,299,774	-1.2%
Mobile Users	18,442,636	20,245,959	30,289,262	39,606,285	47,539,579	54,377,596	59,691,104	63,710,760	67,164,289	11.1%
Note: Sum greater than total number of Internet users because (										

Home Broadband Access	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2013-2017
Total										
Households with Broadband Access	24,977,400	26,000,000	27,101,143	28,093,066	28,980,335	29,797,647	30,530,141	31,194,595	31,794,896	2.5%
% Broadband Penetration	61.0%	63.7%	66.5%	69.1%	71.4%	73.6%	75.5%	77.3%	78.9%	

Devices Used to Access the Internet	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2013-2017
Total										
PCs	53,148,777	56,991,247	60,217,475	63,220,794	65,112,254	69,054,436	72,062,596	75,109,660	78,396,678	4.4%
Mobile Devices	27,053,981	31,636,161	46,626,836	60,097,952	75,014,789	88,243,940	98,219,325	106,827,483	114,181,225	13.7%
IADs	12,627,157	15,763,655	19,082,097	17,405,820	18,750,332	19,916,388	20,524,976	23,223,458	26,275,087	8.6%
Total Number of Devices	92,829,915	104,391,063	125,926,408	140,724,566	159,877,375	177,214,754	190,806,897	205,160,601	218,742,991	9.2%
Devices By Segment										
Personal Internet Devices										
PCs	30,537,737	33,472,003	35,765,326	37,828,246	39,839,602	41,807,666	43,794,792	45,784,912	47,865,467	4.8%
IADs	12,627,157	15,763,655	19,082,097	17,405,820	18,750,332	19,916,388	20,524,976	23,223,458	26,275,087	8.6%
Total Number of Devices	43,164,895	49,235,658	54,847,422	55,234,067	58,589,934	61,724,054	64,319,768	69,008,371	74,140,555	6.1%
Small Business - Internet Devices										
PCs	8,476,134	8,796,811	9,122,591	9,449,717	9,777,244	10,139,754	10,519,731	10,913,067	11,321,111	3.7%
Medium/Large Business - Internet Devices										
PCs	8,016,442	8,319,727	8,627,839	8,937,224	9,245,980	9,589,837	9,949,206	10,321,211	10,707,125	3.7%
Government - Internet Devices										
PCs	1,960,007	2,034,159	2,109,492	2,185,336	2,260,873	2,344,699	2,432,564	2,523,519	2,617,874	3.7%
Education - Internet Devices

Germany - 138-E internet shopper penetration

Using Instant Messaging or IM	20,955,397	26,532,274	20,855,100	18,018,548	15,816,436	13,977,047	12,543,097	11,455,181	10,604,685	-10.1%
Using social networking sites (e.g. Facebook)	33,985,510	36,319,777	40,813,536	38,899,011	37,374,685	36,102,381	34,951,209	33,951,185	32,970,084	-3.3%
Sharing photos	30,696,590	34,232,053	36,964,491	34,074,635	31,588,416	29,558,337	27,800,777	26,440,791	25,185,544	-5.9%
Using video messaging/conferencing	17,605,397	18,340,034	18,255,304	18,447,050	18,551,704	18,657,613	18,734,949	18,800,091	18,812,584	0.4%
Conducting online banking and finance	47,592,612	50,105,386	50,523,459	50,583,585	50,253,482	49,825,702	49,203,933	48,701,394	47,957,269	-1.1%
Online classes, education, or other training	17,540,509	18,944,618	19,619,474	19,708,849	19,593,930	19,429,437	19,216,875	18,981,719	18,688,915	-1.1%
Playing online games	33,598,579	34,575,039	34,067,187	33,395,393	32,578,578	31,774,738	30,951,905	30,131,128	29,251,275	-2.6%
Downloading music, listening to it after the download	19,435,237	20,678,413	21,435,423	22,066,809	22,553,217	23,009,399	23,401,788	23,741,193	23,977,396	1.7%
Listening to Internet radio (streaming music)	30,367,236	35,193,009	35,051,698	33,431,571	32,044,989	30,795,949	29,779,148	28,886,028	28,016,938	-3.5%
Downloading videos, TV shows, movies, watching them after the	10,408,356	12,062,408	15,064,523	16,534,465	17,612,311	18,566,732	19,157,664	19,565,945	19,781,678	3.7%
Watching Internet video (streaming video)	19,954,239	24,923,481	30,329,810	33,763,929	36,327,861	38,431,830	39,878,681	40,906,792	41,500,467	4.2%
Downloading e-books	3,324,990	5,169,603	7,830,897	9,169,332	10,098,417	10,822,954	11,251,952	11,519,710	11,640,670	4.9%
Downloading software or apps	42,820,453	43,337,803	39,709,357	37,208,747	34,759,944	32,624,634	30,841,790	29,248,331	27,779,273	-5.7%
Looking for a job	19,028,869	20,742,392	22,028,809	22,598,625	22,812,747	22,894,744	22,823,236	22,665,925	22,398,157	-0.2%
Doing research for work	19,208,282	20,935,781	22,234,252	22,799,227	23,025,439	23,108,200	23,036,026	22,877,248	22,606,983	-0.2%
Purchasing products or services not mentioned above	54,170,453	56,266,471	57,304,352	56,360,407	55,170,792	54,000,457	52,794,149	51,586,604	50,271,923	-2.3%
Mobile Internet Users										
Using search websites (e.g. Google or Yahoo!)	2,397,543	7,426,747	17,870,665	27,439,438	35,890,572	43,210,988	48,764,222	52,901,562	55,308,634	15.5%
Reading news	3,012,297	5,668,868	14,538,846	22,032,738	28,815,162	34,950,228	39,600,003	43,119,697	46,037,161	15.9%
Using business directories such as Yahoo! Local, Yelp or Yellow P	885,400	1,041,225	1,668,710	2,317,350	2,940,145	3,542,911	4,079,884	4,553,762	5,006,009	16.7%
Using maps/getting directions	2,028,690	5,263,049	12,418,598	20,220,073	27,957,372	35,354,968	41,568,904	46,641,397	51,019,448	20.3%
Using classifieds	1,106,558	1,214,758	2,423,141	3,924,623	5,577,061	7,325,144	9,032,040	10,650,045	12,243,472	25.6%
Using email	2,766,395	7,086,086	19,082,235	34,035,001	42,911,689	50,509,647	56,180,207	60,265,714	63,685,198	13.4%
Using Instant Messaging or IM	1,475,411	2,834,434	7,269,423	9,755,430	11,820,170	13,573,944	14,915,185	15,925,034	16,790,193	11.5%
Using social networking sites (e.g. Facebook)	1,659,837	4,656,571	14,235,953	22,350,316	29,800,542	36,620,839	41,801,550	45,341,610	48,999,000	17.0%
Sharing photos	2,213,116	5,061,490	11,509,930	18,301,442	24,868,565	31,016,748	35,059,824	40,084,575	43,508,224	18.9%
Using video messaging/conferencing	1,106,558	1,619,677	3,028,926	5,347,809	8,366,941	12,252,364	16,933,455	21,898,024	26,705,181	37.9%
Conducting online banking and finance	1,290,985	1,417,217	4,846,282	9,462,104	14,646,009	20,050,530	25,183,586	29,849,366	34,212,273	29.3%
Online classes, education, or other training	737,705	809,838	1,211,570	3,580,408	5,739,967	7,830,542	9,741,300	11,299,437	12,672,819	28.8%
Playing online games	1,290,985	2,227,055	5,452,067	9,671,406	14,538,454	20,130,048	25,584,975	30,600,958	35,165,830	29.5%
Downloading music, listening to it after the download	2,226,290	2,631,975	4,240,497	7,028,609	10,477,572	14,420,088	18,660,443	22,274,897	25,331,496	29.2%
Listening to Internet radio (streaming music)	3,170,377	3,846,732	6,350,745	10,497,231	15,187,875	20,239,082	24,668,424	28,644,823	32,282,106	25.2%
Downloading videos, TV shows, movies, watching them after the	768,443	1,012,[illegible]	1,817,350	3,277,852	5,345,199	8,225,306	11,560,066	16,246,088	20,991,030	44.4%
Watching Internet video (streaming video)	1,411,876	2,518,636	7,295,574	12,082,829	17,206,507	22,777,804	27,654,384	32,004,945	36,052,278	24.4%
Downloading e-books	127,680	607,379	3,937,604	7,431,092	11,386,538	16,053,453	20,241,433	24,041,191	27,538,402	30.0%
Downloading software or apps	1,844,264	6,478,707	[illegible]	26,049,619	34,021,457	40,924,604	46,104,686	49,949,881	53,114,419	15.3%
Looking for a job	2,239,817	2,633,999	4,221,[illegible]	5,836,890	7,358,581	8,800,000	10,043,345	11,100,092	12,074,790	15.6%
Doing research for work	2,053,003	3,119,902	5,000,105	6,803,030	8,654,755	10,300,528	11,692,152	12,847,920	13,892,679	15.0%
Purchasing products or services not mentioned above	1,290,985	1,619,677	3,937,004	[illegible]	23,000,627	33,060,892	42,892,011	49,666,947	53,694,891	34.2%

Internet Buyers	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012-2017
[illegible]										
Number of Buyers	41,806,330	45,871,288	49,131,249	51,966,483	55,570,485	58,543,876	59,899,593	62,379,592	64,781,460	4.5%
% of All Internet Users Buying Products	64.1%	68.1%	71.9%	75.1%	79.5%	83.0%	84.3%	87.1%	89.9%	
By Access Mode										
Wireline										
Wireline Internet Buyers	41,756,623	45,684,016	48,695,706	51,195,712	54,333,485	56,813,502	57,662,831	59,567,568	61,313,963	3.7%
% of Wireline Internet Users Buying Products	64.8%	68.9%	73.4%	77.5%	83.0%	87.6%	90.0%	94.1%	98.4%	
Mobile										
Mobile Internet Buyers	2,450,552	3,485,037	6,754,386	9,960,911	13,321,786	16,491,276	19,033,382	21,549,528	23,947,838	19.2%
% of Mobile Internet Users Buying Products	13.3%	17.2%	22.3%	25.1%	28.0%	30.3%	31.9%	33.8%	35.7%	
By Segment										
Personal										
Personal Buyers	34,713,520	38,747,950	42,537,399	45,812,219	50,075,733	53,582,886	56,100,353	58,043,654	60,901,227	5.9%
% of Personal Users Buying Products	54.8%	59.3%	64.2%	68.3%	73.9%	78.3%	79.9%	83.6%	87.2%	
Small Business										
Small Business Buyers	6,245,010	6,954,310	7,614,545	8,188,432	8,932,153	9,544,006	9,811,354	10,323,148	10,821,431	5.7%
% of Small Business Users Buying Products	55.6%	60.1%	64.8%	68.9%	74.4%	78.7%	80.3%	83.9%	87.4%	
Medium/Large Business										
Medium/Large Business Buyers	7,770,976	8,619,718	9,391,451	10,062,322	10,928,737	11,641,945	11,955,863	12,552,081	13,132,066	5.5%

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24 Feb 2014

Singapore and London, February 24, 2014 – Emerging markets have become the center of attention when talking about present and future smartphone growth. According to the International Data Corporation (IDC) Worldwide Quarterly Mobile Phone Tracker, in 2013 the worldwide smartphone market surpassed 1 billion units shipped, up from 752 million in 2012. This boom has been mainly powered by the China market, which has tripled in size over the last three years. China accounted for one out of every three smartphones shipped around the world in 2013, equaling 351 million units. Item 139-D

Recently the surge in growth has started to slow as smartphones already account for over 80% of China's total phone sales. The next half billion new smartphone customers will increasingly come mainly from poorer emerging markets, notably India and in Africa.

"The China boom is now slowing," said Melissa Chau, Senior Research Manager for mobile devices at IDC Asia/Pacific. "China is becoming like more mature markets in North America and Western Europe, where smartphone sales growth is slackening off."

Emerging markets in Asia/Pacific outside of China, together with the Middle East and Africa, Central and Eastern Europe, and Latin America, account for four fifths of the global feature phone market, according to IDC data. "This is a very big market opportunity," said Simon Baker, Program Manager for mobile phones at IDC CEMA. "Some 660 million feature phones were shipped last year, which could add two thirds to the size of the current global smartphone market."

India will be key to future smartphone growth as it represents more than a quarter of the global feature phone market. "Growth in the India market doesn't rely on high-end devices like the iPhone, but in low-cost Android phones. Nearly half of the smartphones shipped in India in 2013 cost less than US$120," said Kiranjeet Kaur, Senior Market Analyst for mobile phones at IDC Asia/Pacific.

"Converting feature phone sales to smartphone sales implies a relentless push towards low cost," added Baker. IDC research shows nearly half the mobile handsets sold across the world have retail prices of less than US$100 without sales tax. Two thirds of those have prices of less than US$50.

"The opportunity gets larger the lower the price falls," continued Baker. "If you take retail prices without sales tax, in 2013 nearly three quarters of the US$100-125 price tier was already accounted for by smartphones. Within US$75-100 the proportion was down to just over half, and between $50-75 it was not much more than a third."

Many smartphone vendors have begun gearing up for this next wave of cost pressure. Samsung is increasingly switching production to Vietnam, where manufacturing costs currently undercut mainland China. Even Hon Hai, one of the largest contract manufacturers for handsets in China, has announced plans for a plant in Indonesia to furnish a lower production cost base.

In addition to the table below, an interactive graphic showing worldwide sub-$100 feature phone shipments by region is available here. The chart is intended for public use in online news articles and social media. Instructions on how to embed this graphic can be found by viewing this press release on IDC.com.

http://www.idc.com/getdoc.jsp?containerId=prSG24697014 6/11/2014

IDC: 2014 Technology Outlook for China's Growing Mobile Phone Industry - prCN2468... Page 1 of 2

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19 Feb 2014

Beijing, February 19, 2014 - According to the International Data Corporation (IDC)'s China Quarterly Mobile Phone Tracker (2013 Q3), China's smartphone shipments are expected to reach 420 million units in 2014, with a year-on-year growth of 19.8%.

Item 139-D

(This number was further upd… in IDC's email confirmation attached herewith)

"China's smartphone market will remain relatively high growth in 2014, but its growth rate will drop dramatically compared with the 63.6% growth rate in 2013," says James Yan, Senior Analyst of Client System Research, IDC China.

He explains that an increase in smartphone penetration is likely to be the main cause of the slowdown. Once smartphones are popularized, they are bound to be updated and replaced.

In addition, telecom operators will put forward even higher requirements for hardware configuration of customized new model products in 2014, such as: 5-5.5 inch High Definition (HD) screen, quad-core high-frequency, multi-mode and multi-frequency.

"Accordingly, the mobile phone vendors will need to adjust their strategies constantly to meet the needs of telecom operators. As far as the end users are concerned, price cuts and entries of large number of new models into the market will give them more options."

Yan believes that in order to attract the end users and accomplish higher sales targets, the vendors are likely to carry out more diverse market activities and competition in China's smartphone market in 2014 will become more intense.

To stand out in such a competitive market, innovation in technology is an absolutely must. IDC believes that China's mobile phone market will show the following technical innovation trends in 2014:

1. The vote of mobile phone chip vendors for five or multi-mode 4G chip platforms will boost innovation in the mobile industry. 4G chips may not only drive business growth of mobile phone vendors and telecom operators, but also promote innovation in related phone components and mobile services; they may even change the way people use mobile phones. 4G technologies have two standards: FDD-LTE and TD-LTE. IDC forecasts that the 4G mobile phone market in China is likely to first focus on the deployment of triple-mode 4G chips at its early stage. Upon technological maturity of chip vendors as well as improvement of network deployment, there will then be more chip vendors to release five or multi-mode 4G chip platforms. In short, integrated five or multi-mode 4G chip platforms will gradually become the dominant configuration of mobile devices.

2. 2K screen resolution with Low-temperature Poly-silicon (LTPS) technology will be adopted by more high-end smartphones. More end users have begun to use large-screen smartphones to watch high-definition videos, and high-definition screen is the basis for good mobile video experience, so the vendors' demand for high-definition screen is witnessing a rapid growth. IDC estimates that more mobile phone vendors will adopt emerging 2K LTPS screen in 2014, with not only higher resolution, higher color saturation and lower cost, but also less power consumption.

3. The application of Optical Image Stabilization (OIS) technology in high-end smartphones will be put under the spotlight. Smartphone cameras have evolved from 2 million pixels to 16 million or even higher pixels, which has been very difficult to have a breakthrough over, while the users' demand for image stabilizer remains strong. IDC estimates that cameras adopting the OIS technology will be given priority in the smartphone development in 2014. The OIS relies on special lens or structures of CCD sensors to minimize image instability caused by users' movements. Compared with the electronic image stabilization, the optical image stabilization enjoys better effects.

4. Collective collaboration among telecom operators, device vendors and financial system is required in order for NFC technology to gain popularity. While there had been some NFC-enabled mobile phones in 2013, few voices were heard in NFC technology market due to lack of promotion by large-scale enterprises and extensive cooperation among up-and-downstream players. Additionally, the limited applications of NFC technology failed to meet the increasing demands from the users. IDC believes the premises of application and popularization of NFC technology in smartphones are the reasonable allocation of multi-party interests in the supply chain, and the initiation and lead of industry-pioneering companies.

http://www.idc.com/getdoc.jsp?containerId=prCN24688114 6/11/2014

-----Original Message-----
From: Hsu, Mabel [mailto:mabel.hsu@credit-suisse.com]
Sent: 14 April 2014 18:32
To: Leung, Leslie; Leung, Geoffrey
Subject: FW: public disclosure of IDC data

FYI

-----Original Message-----
From: Tina Li [mailto:tli@idc.com]
Sent: Monday, April 14, 2014 6:31 PM
To: Chai, Phyllis (VLCW 1)
Cc: Su, Helen (VLCW 1); Hsu, Mabel (VLCW 1); Ruan, Melody (VLCW 1)
Subject: RE: public disclosure of IDC data

Hi Phyllis,

Item 139-D

Sure, let me ask the pricing with additional year (2013).

In addition, please note that China smartphone shipment for 2013 (actual) is 351,276,780 and the most updated forecast for 2014 shipment is 428,495,657 based out of 2013Q4 forecast.

Best Regards,
Tina

updated number since 12 Feb 2014, the report date

From: "Chai, Phyllis " <phyllis.chai@credit-suisse.com>
To: Tina Li <tli@idc.com>, "Su, Helen " <helen.su@credit-suisse.com>,
Cc: "Hsu, Mabel " <mabel.hsu@credit-suisse.com>, "Ruan, Melody " <melody.ruan@credit-suisse.com>
Date: 04/14/2014 06:17 PM
Subject: RE: public disclosure of IDC data

Hi Tina

Regarding the smartphone shipment in China data - we need both 2013 and 2014 data. Pls include that into your quote

Could you also confirm whether the numbers in the link that Helen sent out is the latest number? Do you have the actual number in 2013? Thanks!

Best,
Phyllis
+852 2101 6126 (*852 6126)

12-1 Number of Cities at Prefecture Level and Above (2012)

Item 139-E and 140-C

(unit)

Region	Total	Grouped by Population in Urban Districts (year-end)					
		4 million and over	2 million-4 million	1 million-2 million	0.5 million-1 million	0.2 million-0.5 million	under 0.2 million
Total Cities at Prefecture Level and Above	**289**	**14**	**31**	**82**	**108**	**50**	**4**
Beijing	1	1					
Tianjin	1	1					
Hebei	11		2	2	7		
Shanxi	11		1	1	7	2	
Inner Mongolia	9			3	3	3	
Liaoning	14	1	1	2	9	1	
Jilin	8		1	1	4	2	
Heilongjiang	12	1		2	7	1	1
Shanghai	1	1					
Jiangsu	13	1	7	3	2		
Zhejiang	11	1	1	3	5	1	
Anhui	16		2	6	6	2	
Fujian	9		1	3	1	4	
Jiangxi	11		1	2	5	3	
Shandong	17		5	8	4		

total is 127

Item 139-F

Passport

Company Shares (by Global Brand Owner) | Historic | Retail Value RSP excl Sales Tax | % breakdown

Categories	Geographies	Companies	2013	
Retailing	China	Alibaba Group Holding Ltd	2.5	11.5
Retailing	China	China Resources Enterprise Co Ltd	1.3	
Retailing	China	Suning Appliance Co Ltd	0.9	
Retailing	China	Auchan Group SA	0.8	
Retailing	China	JD.com	0.8	
Retailing	China	Wal-Mart Stores Inc	0.7	
Retailing	China	GOME Electrical Appliances Holding Ltd	0.7	
Retailing	China	Bailian Group Co Ltd	0.6	
Retailing	China	Carrefour SA	0.4	
Retailing	China	Dashang Group Co Ltd	0.4	
Retailing	China	Belle International Holdings Ltd	0.3	
Retailing	China	Bright Food (Group) Co Ltd	0.3	
Retailing	China	Yonghui Superstores Group	0.3	
Retailing	China	Sanpower Group	0.3	
Retailing	China	Amway Corp	0.2	
Retailing	China	Beijing Wangfujing Department Store Co Ltd	0.2	
Retailing	China	Chongqing General Trading Group	0.2	
Retailing	China	Hutchison Whampoa Ltd	0.2	
Retailing	China	Shenzhen A-Best Supermarket Co Ltd	0.2	
Retailing	China	Parkson Holdings Bhd	0.2	
Retailing	China	Shanghai Yuyuan Tourist Mart Co Ltd	0.2	
Retailing	China	Golden Eagle Retail Group Ltd	0.2	
Retailing	China	Wuhan Zhongbai Group Co Ltd	0.2	
Retailing	China	Best Buy Co Inc	0.2	
Retailing	China	Wumart Stores Inc	0.1	
Retailing	China	Wuhan Department Store Group Co Ltd	0.1	
Retailing	China	Wenfeng Great World Chain Development Corp	0.1	
Retailing	China	Shandong Jia Jia Yue Group Co Ltd	0.1	
Retailing	China	Silver Plaza Group Co Ltd	0.1	
Retailing	China	Rainbow Department Store Co Ltd	0.1	
Retailing	China	New World Development Ltd	0.1	
Retailing	China	Charoen Pokphand Group	0.1	
Retailing	China	LVMH Moët Hennessy Louis Vuitton SA	0.1	
Retailing	China	China Petroleum & Chemical Corp	0.1	
Retailing	China	Lee Kum Kee Co Ltd	0.1	
Retailing	China	Bestseller A/S	0.1	
Retailing	China	Dalian Wanda Commercial Properties Co Ltd	0.1	
Retailing	China	Intime Department Store (Group) Co Ltd	0.1	
Retailing	China	Seven & I Holdings Co Ltd	0.1	
Retailing	China	Renrenle Commercial Group Co Ltd	0.1	
Retailing	China	Beijing Hualian Group Investment Holding Co Ltd	0.1	
Retailing	China	Maoye International Holdings Ltd	0.1	
Retailing	China	Vipshop Holdings Ltd	0.1	
Retailing	China	Chow Tai Fook Jewellery Group Ltd	0.1	
Retailing	China	Liqun Group	0.1	
Retailing	China	Zhejiang Xinhua Bookstore Co Ltd	0.1	
Retailing	China	Metersbonwe Group	0.1	
Retailing	China	Li Ning Co Ltd	0.1	
Retailing	China	Kingfisher Plc	0.0	
Retailing	China	360buy.com	-	
Retailing	China	Dazhong Electrical Appliance Co Ltd	-	
Retailing	China	Homeworld Shopping Corp	-	
Retailing	China	Jiangsu Five Star Appliance Co Ltd	-	
Retailing	China	Orient Group Inc	-	
Retailing	China	Sanlian Group	-	
Retailing	China	Shanghai Nong Gong Shang (Group) Co Ltd	-	
Retailing	China	Shanghai Yongle Home Appliance	-	
Retailing	China	Shenzhen Renrenle Chain Commerce Co Ltd	-	
Retailing	China	Tesco Plc	-	
Retailing	China	Trust-Mart Co Ltd	-	
Retailing	China	Others	85.1	
Retailing	China	Total	100.0	
Retailing	USA	Wal-Mart Stores Inc	11.6	39.8
Retailing	USA	CVS Caremark Corp	3.2	
Retailing	USA	Kroger Co	2.8	

Item 139-F

Page 1

Retailing	USA	Walgreen Co	2.6
Retailing	USA	Target Corp	2.6
Retailing	USA	Costco Wholesale Corp	2.3
Retailing	USA	Home Depot Inc, The	1.6
Retailing	USA	Lowes-Manhattan Pty Ltd	1.3
Retailing	USA	Amazon.com Inc	1.3
Retailing	USA	Sears Holdings Corp	1.2
Retailing	USA	Best Buy Co Inc	1.2
Retailing	USA	Safeway Inc	1.1
Retailing	USA	Royal Ahold NV	1.1
Retailing	USA	Publix Super Markets Inc	1.0
Retailing	USA	Macys Inc	1.0
Retailing	USA	Rite Aid Corp	0.9
Retailing	USA	Apple Inc	0.9
Retailing	USA	TJX Cos Inc, The	0.7
Retailing	USA	Kohl's Corp	0.7
Retailing	USA	HE Butt Grocery Co	0.7
Retailing	USA	Supervalu Inc	0.6
Retailing	USA	Dollar General Corp	0.6
Retailing	USA	Delhaize Group SA	0.5
Retailing	USA	Meijer Inc	0.5
Retailing	USA	Albertson's LLC	0.5
Retailing	USA	Whole Foods Market Inc	0.5
Retailing	USA	Gap Inc, The	0.5
Retailing	USA	BJ's Wholesale Club Inc	0.4
Retailing	USA	Nordstrom Inc	0.4
Retailing	USA	Bi-Lo Inc	0.4
Retailing	USA	Seven & I Holdings Co Ltd	0.4
Retailing	USA	JC Penney Co Inc	0.4
Retailing	USA	Bed Bath & Beyond Inc	0.4
Retailing	USA	Family Dollar Stores Inc	0.4
Retailing	USA	eBay Inc	0.4
Retailing	USA	Trader Joe's Co	0.4
Retailing	USA	Ross Stores Inc	0.4
Retailing	USA	Aldi Group	0.3
Retailing	USA	Limited Brands Inc	0.3
Retailing	USA	Giant Eagle Inc	0.3
Retailing	USA	Toys "R" Us Inc	0.3
Retailing	USA	Dollar Tree Stores Inc	0.3
Retailing	USA	Hy-Vee Inc	0.3
Retailing	USA	Liberty Interactive Corp	0.3
Retailing	USA	Barnes & Noble Inc	0.2
Retailing	USA	Staples Inc	0.2
Retailing	USA	Tengelmann Group, The	0.2
Retailing	USA	Dillard's Inc	0.2
Retailing	USA	GameStop Corp	0.2
Retailing	USA	Menards Inc	0.2
Retailing	USA	PetSmart Inc	0.2
Retailing	USA	Dick's Sporting Goods Inc	0.2
Retailing	USA	Big Lots Inc	0.2
Retailing	USA	Neiman Marcus Group Inc, The	0.2
Retailing	USA	Tractor Supply Co	0.2
Retailing	USA	RadioShack Corp	0.2
Retailing	USA	Inter Ikea Systems BV	0.2
Retailing	USA	Burlington Coat Factory Warehouse Corp	0.2
Retailing	USA	Foot Locker Inc	0.2
Retailing	USA	Alimentation Couche-Tard Inc	0.1
Retailing	USA	Bass Pro Shops Inc	0.1
Retailing	USA	Williams - Sonoma Inc	0.1
Retailing	USA	Belk Inc	0.1
Retailing	USA	Roundy's Inc	0.1
Retailing	USA	Michaels Stores Inc	0.1
Retailing	USA	Stater Bros Holdings Inc	0.1
Retailing	USA	British Petroleum Co Plc, The	0.1
Retailing	USA	LVMH Moët Hennessy Louis Vuitton SA	0.1
Retailing	USA	Office Depot Inc	0.1
Retailing	USA	Forever 21 Inc	0.1
Retailing	USA	Koninklijke Shell Groep/Royal Dutch Shell Group	0.1
Retailing	USA	Academy Sports & Outdoors Ltd	0.1
Retailing	USA	Luxottica Group SpA	0.1
Retailing	USA	Signet Group Plc	0.1

Page 2

Item 140-B and 140-D

Macro Indicators of Tier 1 and Tier 2 Cities

	Tier 1 and 2					Other Regions					National				
	2007	2011	2012	CAGR (11-12)	CAGR (07-12)	2007	2011	2012	CAGR (11-12)	CAGR (07-12)	2007	2011	2012	CAGR (11-12)	CAGR (07-12)
Population (MM)	237	254	255	0.6%	1.5%	1,084	1,094	1,099	0.5%	0.3%	1,321	1,347	1,354	0.5%	0.5%
GDP (RMB Bn)	8,598	19,212	21,498	11.9%	20.1%	17,983	28,098	30,396	8.2%	11.1%	26,581	47,310	51,894	9.7%	14.3%
GDP per capita (RMB 000s)	36.3	75.8	84.3	11.2%	18.3%	16.6	25.7	27.7	7.7%	10.8%	20.1	35.1	38.3	9.1%	13.8%
Total retail sales of consumer goods (RMB Bn)	3,225	7,464	8,524	14.2%	21.5%	5,696	10,928	12,506	14.4%	17.0%	8,921	18,392	21,031	14.3%	18.7%
Total retail sales of consumer goods per capita (RMB 000	13.6	29.4	33.4	13.5%	19.7%	5.3	10.0	11.4	13.9%	16.7%	6.8	13.7	15.5	13.8%	18.1%
Average wage of staff and workers (RMB 000s)	853		1,805		16.2%										
			% Attributable to Tier 1 & 2					% Attributable to Others							
2012 Population			255	18.8%				1,099	81.2%				1,354		
2011-2012 Increase in GDP			2,286	49.9%				2,298	50.1%				4,584		
2011-2012 Increase in total retail sales			1,060	40.2%				1,579	59.8%				2,639

Item 140-C

① Total number of tier 1 and tier 2 cities is 36.

② Lhasa is the only tier 2 city that has a population less than 1 million.

③ Based on ① and ②, the total number of tier 1 and tier 2 cities with a population over 1 million each is 35.

④ The number of other cities with a population greater than 1 million each is 92.

(127 - 35 = 92)

(see Item 129-D)

Tier	No. of cities	2012 Popuation (MM)
Tier 1	4	38
Tier 2	32	217
Tier 3 and 4	253	457
Total Urban	**289**	**712**

Tier	Name of Cities	Province
Tier 1	Beijing	Beijing
Tier 1	Shanghai	Shanghai
Tier 1	Shenzhen	Guangdong
Tier 1	Guangzhou	Guangdong
Tier 2	Tianjin	Tianjin
Tier 2	Shijiazhuang	Hebei
Tier 2	Taiyuan	Shanxi
Tier 2	Hohhot	Inner Mongolia
Tier 2	Shenyang	Liaoning
Tier 2	Dalian	Liaoning
Tier 2	Changchun	Jilin
Tier 2	Harbin	Heilongjiang
Tier 2	Nanjing	Jiangsu
Tier 2	Hangzhou	Zhejiang
Tier 2	Ningbo	Zhejiang
Tier 2	Hefei	Anhui
Tier 2	Fuzhou	Fujian
Tier 2	Xiamen	Fujian
Tier 2	Nanchang	Jiangxi
Tier 2	Jinan	Shandong
Tier 2	Qingdao	Shandong
Tier 2	Zhengzhou	Henan
Tier 2	Wuhan	Hubei
Tier 2	Changsha	Hunan
Tier 2	Nanning	Guangxi
Tier 2	Haikou	Hainan
Tier 2	Chongqing	Chongqing
Tier 2	Chengdu	Sichuan
Tier 2	Guiyang	Guizhou
Tier 2	Kunming	Yunnan
Tier 2	Lhasa	Tibet
Tier 2	Xi'an	Shaanxi
Tier 2	Lanzhou	Gansu
Tier 2	Xining	Qinghai
Tier 2	Yinchuan	Ningxia
Tier 2	Urumqi	Xinjiang
Tier 3/4	Wuxi	Jiangsu
Tier 3/4	Xuzhou	Jiangsu
Tier 3/4	Changzhou	Jiangsu

12-2 Main Economic Indicators of Provincial Capitals and Cities Specially Designated in the State Plan (2012)

Counties under the jurisdiction of city governments are included.

City	Total Population (year-end) (10 000 persons)	Gross Regional Product (Current Prices) (100 million yuan)	Average Wage of Staff and Workers (yuan)	Total Retail Sales of Consumer Goods (10 000 yuan)
Total	**25,510**	**214,979**	**1,804,542**	**852,442,103**
Beijing	1297	17879.4	85306.0	77028167
Shanghai	1427	20181.7		74123000
Shenzhen	288	12950.1	59009.6	40087824
Guangzhou	822	13551.2	67515.0	59772666
Tianjin	993	12893.9	65398.4	39214286
Shijiazhuang	1005	4500.2	38426.0	19157615
Taiyuan	366	2311.4	48904.7	11295107
Hohhot	230	2475.6	65637.1	10222452
Shenyang	725	6602.6	49898.1	28022020
Dalian	590	7002.8	54821.2	22240483
Changchun	757	4456.6	46673.0	17396426
Harbin	994	4550.2	41773.0	23946001
Nanjing	638	7201.6	63151.7	31038199
Hangzhou	701	7802.0	56417.8	29446266
Ningbo	578	6582.2	56255.5	23292590
Hefei	711	4164.3	50723.7	12936156
Fuzhou	655	4218.3	48087.6	23198231
Xiamen	191	2817.1	52672.9	8819062
Nanchang	508	3000.5	43769.0	9950969.5
Jinan	609	4803.7	48829.0	24202475
Qingdao	770	7302.1	49052.3	26356180
Zhengzhou	1073	5549.8	40471.5	22898717
Wuhan	822	8003.8	48941.7	34324345
Changsha	661	6399.9	50905.2	25217118
Nanning	714	2503.2	44144.2	12556902
Haikou	162	818.8	40485.5	4362637
Chongqing	3343	11409.6	45392.0	40337046
Chengdu	1173	8138.9	48302.3	33176664
Guiyang	375	1700.3	42662.0	6831866
Kunming	543	3011.1	45093.5	14937990
Lhasa	50	260.1	65150.4	1245547
Xi'an	796	4366.1	46688.4	22638601
Lanzhou	322	1563.8	44488.4	7491157
Xining	198	851.1	44085.6	3174604
Yinchuan	167	1150.9	54274.4	3160226
Urumqi	258	2004.1	51134.9	8343507

a) Number of public vehicles under operation at year-end does not include that of counti

Item 140-C

Lhasa, a tier 2 city, has a population less than 1 million

艾瑞咨询：2011年中国网络购物交易规模达7735.6亿元-网上购物-研究观点-艾瑞咨... Page 2 of 6

Transaction Volume of Online Shopping Market in China 2006–2015

Item 141-C and 141-D

Transaction volume of online shopping (in 100 million RMB)

2006-2015年中国网络购物市场交易规模
40000
30000
20000
10000
0
112.9% 128.8% 105.2% 75.3% 67.8% 53.1% 32.5% 28.3% 26.8%
0.3% 0.6% 1.1% 2.0% 2.9% 4.3% 5.3% 6.5% 7.7% 8.6%
263.1 560.2 1281.8 2630.0 4610.0 7735.6 11840.5 15688.9 20124.9 25510.0
2006 2007 2008 2009 2010 2011 2012e 2013e 2014e 2015e
©2012.1 iResearch Inc.
www.iresearch.com.cn

2010Q1-2011Q4中国网络购物市场交易规模
3500
3000
2500
2000
1500
1000
500
0
80.7% 80.1% 53.2% 88.3% 91.5% 74.6% 73.4% 47.1%
19.9% 12.3% 41.5% 0.5% 9.3% 11.5% 20.0%
846.0 1014.1 1138.7 1611.1 1620.0 1770.7 1975.1 2369.8
2010Q1 2010Q2 2010Q3 2010Q4 2011Q1e 2011Q2e 2011Q3e 2011Q4e
©2012.1 iResearch Inc.
www.iresearch.com.cn

行业格局：**2011年中国网络购物市场中，B2C交易规模占比突破20%**

艾瑞咨询最近统计数据显示，2011年中国网购市场中B2C交易规模达1791.1亿元，占中国整体网络购物市场交易规模的比重为23.2%，较2010年的13.7%增长了9.5个百分点，占比增长近一倍；B2C市场中平台式B2C交易规模为955亿元，占B2C市场交易规模的比重为53.3%，已经超过自主销售式B2C，并且平台式B2C将继续保持高增速增长。

艾瑞咨询分析，B2C将继续成为中国网络购物市场发展的主要推动力。2011年淘宝商城、QQ网购、京东商城、亚马逊和当当网等平台式购物网站融合了C2C和B2C的主要优势，结合了中小网站和商家的商品资源优势和大平台庞大的用户资源优势，使得平台和商家（网站）共同实现了跨越式增长。艾瑞分析认为，C2C和B2C模式融合进一步促进了产业链上资源合理分配以及网站产品质量和服务品质提升。

http://www.iresearch.com.cn/view/161325.html 5/30/2014

艾瑞咨询：2013年中国网络购物行业PC端增速放缓，移动端爆发-网上购物-研究观... Page 2 of 5

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艾瑞咨询：2013年中国网络购物行业PC端增速放缓，移动端爆发

2014-3-17 15:26:53 艾瑞咨询 浏览：5300

网络购物市场增速放缓，但增速仍为社会消费品零售总额增速的3.4倍

根据艾瑞咨询即将发布的《2014年中国网络购物行业年度监测报告》，2013年，中国网络购物市场交易规模达到1.84万亿元，增长39.4%，与2012年相比，增速有所回落，但仍保持相对较快发展。2013年，网络购物交易额占社会消费品零售总额的比重达到7.9%，比去年提高1.6个百分点。

艾瑞数据显示，2013年中国移动网络购物交易额达1696.3亿元，增长168.6%，远高于网络购物整体及PC端网络购物增长，在网络购物市场整体中渗透率达到9.2%，较2012年提高4.4个百分点，未来增长潜力巨大。

Transaction Volume of Online Shopping Marketplaces in China 2010-2017

2010-2017年中国网络购物市场交易规模
80000
60000
40000
20000
0
75.3%
70.2%
68.3%
39.4%
31.5%
28.9%
21.8%
17.4%
2.9%
4.3%
6.3%
7.9%
9.1%
10.4%
11.8%
12.4%
4610.0
7845.3
13205.3
18409.5
24200.0
31190.0
37900.0
44500.0
2010
2011
2012
2013
2014e
2015e
2016e
2017e
网络购物交易规模（亿元）
增长率（%）
占社会消费品零售总额的比重（%）

Item 141-A, 141-B, 141-C and 141-D

Transaction Volume of online shopping (in 100 million RMB)

2010-2017年中国网络购物交易额PC端和移动端占比
100%
80%
60%
40%
20%
0%
0.5%
1.5%
4.8%
9.2%
13.4%
16.8%
20.5%
24.2%
99.5%
98.5%
95.2%
90.8%
86.6%
83.2%
79.5%
75.8%
2010
2011
2012
2013
2014e
2015e
2016e
2017e
PC端网络购物交易额占比（%）
移动端网络购物交易额占比（%）

B2C在网络购物市场中份额持续攀升，预计2017年超过C2C相应占比

http://www.iresearch.com.cn/view/228673.html 5/30/2014

Item 142-

Ranking of MAU of Alipay in Financial Services category since August 2

- 8）2012 年 8 月至今，MUT 金融服务类下支付宝的月度覆盖人数，并处于金融服务类中的领先地位
    - o 请提供 Muser-tracker 每月排名截图（2012 年 8 月至现在目前）

截图如下，2012.08-2014.02，倒序

New February screenshot from iResearch 20140430

mUserTracker
MAU (in ten thousand)
Alipay

mUserTracker
2014-01
MAU (in ten thousand)
（万人）
18,812.63
100
Alipay
13,632.56
72.46
2,325.57
12.36
2,306.24
12.23
2,138.73
11.33
1,894.58
10.07
1,518.98
8.07
1,405.63
7.47
1,394.12
7.41
969.92
5.16
893.94
4.75
735.00
3.91
676.75
3.57

mUserTracker
2013-12
MAU (in ten thousand)
（万人）
18,724.87
100
Alipay
13,371.16
71.41
2,099.25
11.21
2,085.32
11.14
2,084.63
11.13
1,812.18
9.68
1,512.68
8.08
1,497.77
8.00
1,371.95
7.33
996.18
5.32
638.29
3.41
635.38
3.39
634.87
3.39

mUserTracker
2013-11
MAU (in-ten-thousand)
Alipay
17,503.53
100
1 12,500.91 71.42
2 2,118.18 12.10
3 2,032.80 11.61
4 2,031.46 11.61
5 1,504.19 8.59
6 1,441.82 8.24
7 1,335.22 7.63
8 1,195.66 6.83
9 1,085.07 6.20
10 727.54 4.16
11 626.44 3.58
12 567.20 3.24

mUserTracker
2013-10
MAU (in ten thousand)
Alipay
15,577.34
100
1 11,556.40 74.28
2 1,857.85 11.93
3 1,829.43 11.74
4 1,779.17 11.42
5 1,388.91 8.92
6 1,298.55 8.34
7 1,254.79 8.06
8 1,012.23 6.50
9 788.42 5.06
10 681.86 4.38
11 617.50 3.96
12 503.18 3.23

mUserTracker
MAU (in ten thousand)
Alipay
15,133.49 100
11,075.72 73.22
1,893.56 12.54
1,876.74 12.47
1,721.47 11.40
1,275.90 8.45
1,258.77 8.33
1,256.30 8.32
945.99 6.26
654.60 4.33
571.05 3.78
560.49 3.71
470.62 3.12

mUserTracker
MAU (in ten thousand)
Alipay
14,224.07 100
9,974.09 70.12
1,785.97 12.56
1,668.26 11.73
1,607.11 11.30
1,458.64 10.25
1,238.39 8.71
1,184.83 8.33
962.74 6.77
625.97 4.40
619.74 4.36
476.76 3.35
438.67 3.63

mUserTracker
2013-07 (Beta)
MAU (in ten thousand)
Alipay
13,213.75 100
1 9,161.05 69.33
2 1,775.36 13.44
3 1,550.26 11.73
4 1,545.51 11.70
5 1,402.96 10.62
6 1,131.52 8.56
7 1,009.68 8.19
8 888.76 6.73
9 602.34 4.56
10 542.50 4.11
11 464.37 3.51
12 441.85 3.34

mUserTracker
2013-06 (Beta)
MAU (in ten thousand)
Alipay
12,193.94 100
1 7,661.75 62.83
2 1,590.91 13.05
3 1,534.32 12.58
4 1,514.19 12.42
5 1,228.93 10.08
6 1,089.98 8.94
7 1,024.04 8.40
8 846.96 6.95
9 546.40 4.48
10 435.85 3.57
11 401.54 3.29
12 351.65 2.88

2013-05 (Beta)

MAU (in ten thousand)

序号	App	大类别	小类别	月度覆盖人数（万人）	月度覆盖人数比例（%）
	总计			11,965.38	100
1	支付宝 — Alipay	金融服务	支付	7,795.65	65.15
2	中国工商银行	金融服务	银行	1,576.66	13.18
3	招商银行	金融服务	银行	1,444.80	12.08
4	建设银行手机银行	金融服务	银行	1,400.06	11.70
5	同花顺	金融服务	股票	1,292.00	10.80
6	财付通	金融服务	支付	1,098.04	9.18
7	[illegible]	金融服务	银行	900.10	7.52
8	大智慧手机炒股软件	金融服务	股票	874.10	7.31
9	广发银行	金融服务	银行	462.62	3.87
10	[illegible]	金融服务	银行	385.91	3.23
11	淘宝彩票	金融服务	彩票	347.07	2.91
12	中国邮政储蓄银行	金融服务	银行	326.19	2.73

2013-04 (Beta)

MAU (in ten thousand)

序号	App	大类别	小类别	月度覆盖人数（万人）	月度覆盖人数比例（%）
	总计			10,774.46	100
1	支付宝 — Alipay	金融服务	支付	6,581.70	61.09
2	中国工商银行	金融服务	银行	1,557.36	14.45
3	招商银行	金融服务	银行	1,343.62	12.47
4	建设银行手机银行	金融服务	银行	1,297.97	12.05
5	同花顺	金融服务	股票	1,125.73	10.45
6	财付通	金融服务	支付	1,036.42	9.62
7	[illegible]	金融服务	银行	970.89	9.01
8	大智慧手机炒股软件	金融服务	股票	737.25	6.84
9	广发银行	金融服务	银行	376.70	3.50
10	中国邮政储蓄银行	金融服务	银行	349.80	3.25
11	[illegible]	金融服务	彩票	319.76	2.97
12	淘宝彩票	金融服务	彩票	307.93	2.86

mUserTracker
MAU (in ten thousand)
Alipay

mUserTracker
MAU (in ten thousand)
Alipay

mUserTracker
2013-01
MAU (in ten thousand)
10,324.14 100
1 Alipay 6,586.45 63.80
2 1,438.96 13.94
3 1,336.19 12.94
4 1,175.49 11.39
5 1,117.04 10.82
6 1,069.82 10.36
7 738.96 7.16
8 632.25 6.12
9 382.33 3.70
10 289.66 2.81
11 284.33 2.75
12 278.57 2.70

mUserTracker
2012-12
MAU (in ten thousand)
9,748.91 100
1 Alipay 6,473.15 66.40
2 1,325.70 13.60
3 1,275.16 13.08
4 1,026.58 10.53
5 1,009.07 10.35
6 920.85 9.45
7 688.21 7.06
8 522.62 5.36
9 352.54 3.62
10 314.55 3.23
11 246.80 2.53
12 235.78 2.42

mUserTracker
2012 11
MAU (in ten thousand)
Alipay
9,096.23 100
1 5,832.73 64.16
2 1,180.17 12.98
3 1,170.58 12.88
4 1,008.74 11.09
5 941.76 10.36
6 893.82 9.83
7 586.10 6.45
8 541.64 5.96
9 331.85 3.65
10 276.11 3.04
11 241.12 2.65
12 236.46 2.60

mUserTracker
2012 10
MAU (in ten thousand)
Alipay
8,027.81 100
1 4,955.36 61.73
2 1,200.54 14.95
3 993.02 12.37
4 904.99 11.27
5 885.44 11.03
6 820.43 10.22
7 666.83 8.31
8 609.27 7.59
9 318.10 3.96
10 282.91 3.52
11 233.27 2.91
12 224.41 2.80

mUserTracker
2012-09 (Beta)
MAU (in ten thousand)
Alipay
7,533.84
100
1 4,363.03 57.76
2 1,168.48 15.47
3 954.05 12.63
4 792.61 10.49
5 785.97 10.40
6 679.96 9.00
7 604.80 8.01
8 589.36 7.80
9 283.94 3.76
10 210.67 2.79
11 208.12 2.76
12 207.91 2.75

mUserTracker
2012-08 (Beta)
MAU (in ten thousand)
Alipay
7,234.80
100
1 4,020.29 55.57
2 998.94 13.81
3 822.57 11.37
4 750.71 10.38
5 740.79 10.24
6 731.46 10.11
7 588.54 8.13
8 516.57 7.14
9 389.83 5.39
10 239.34 3.31
11 205.19 2.84
12 198.78 2.75

Courtesy Preview- Do Not Distribute

KEY TAKEAWAYS

Companies In China Are Doing OK Or Better

Overall, Chinese consumers gave companies higher marks than US consumers did. Two-thirds of the companies in this year's China CXi earned a rating of "good," and about a quarter scored in the "OK" range. However, only four firms truly differentiated by getting an "excellent" rating.

Leaders Are Consistently Good In All Three Underlying Components Of The CXi

Item 147- B

The four leaders -- Hilton Hotels & Resorts, Shangri-La Hotels and Resorts, Tmall, and China Merchants Bank -- swept the top spots in each of the three CXi components: meeting needs, being easy to do business with, and being enjoyable to do business with.

High-Income Groups And Technology Optimists Like Their Experiences Better

High-income groups rated companies as much as 14 points higher than their middle-income peers. Similarly, technology optimists rated companies as much as 36 points higher than technology pessimists. And technology optimists generally give companies higher CXi scores overall, compared with technology pessimists.

Forrester Research-The Customer Experience Index, China 2014 Courtesy Preview Page 2 of 14

Courtesy Preview- Do Not Distribute

Item 147-B

Figure 1 Metro Chinese Online Consumers Rated The Experience Of 46 Firms

	Airlines	Banks	Hotels	Retailers
Chinese (Chinese domestic companies)	• Air China • China Eastern • China Southern • Hainan Airlines	• Agricultural Bank of China • Bank of China • Bank of Communications • CGB • China Citic Bank • China Construction Bank • China Everbright Bank • China Merchants Bank • China Minsheng Bank • ICBC • Postal Savings Bank of China • SPD Bank	• 7 Days Inn • GreenTree Inns • Hanting Inns • Home Inns • Jinjiang Inn	• Bailian Group • Dangdang • Gome Electrical Appliances • Huarun Vanguard • Jingdong (formerly 360buy) • Suning Appliance • Taobao • Tmall • VANCL • Yihaodian
Non-Chinese (international companies operating in China)	Cathay Pacific Airways		• Four Seasons • Hilton Hotels & Resorts • Holiday Inn • Hyatt Hotels & Resorts • Marriott Hotels & Resorts • Motel 168 • Shangri-La Hotels and Resorts • Super 8 Hotel	• Amazon.com China • Amway • B&Q • Carrefour • Ikea • Wal-Mart

Forrester Research-The Customer Experience Index, China 2014 Courtesy Preview

Page 4 of 14

Courtesy Preview- Do Not Distribute

Item 147-A

Figure 6 Metro Chinese Online Consumers Embrace China's eCommerce Experience

2014 China Customer Experience Index scores — retailers
Very poor
Poor
OK
Good
Excellent
40
50
60
70
80
90
100
Tmall 85
Taobao 82
Jingdong (formerly 360buy) 81
Ikea 81
Yihaodian 81
Amazon.com China 80
Suning Appliance 80
Carrefour 79
Wal-Mart 78
Huarun Vanguard 76
Gome Electrical Appliances 76
Dangdang 75
VANCL 74
B&Q 73
Bailian Group 73
Amway 73
= 2014 CXi score

Base: metro Chinese online consumers who have interacted with brands in these industries

Source: Asia Pacific Technographics® China Survey, 2013

Forrester Research-The Customer Experience Index, China 2014 Courtesy Preview
Page 8 of 14

Courtesy Preview- Do Not Distribute

Figure 7 Chinese Banks Made It Into The Good Category, While Airlines Were Only OK

Industry average in metro China and the US
Metro China
US
80
83
78
75
77
80
74
73
Retailers
Banks
Hotels
Airlines

Base: metro Chinese online consumers who have interacted with brands in these industries; US online consumers who have interacted with brands in these industries

Source: Asia Pacific Technographics® China Survey, 2013; North American Technographics Customer Experience Online Survey, Q4 2013 (US)

A Few Leaders Emerge For Meeting Needs, Ease, And Enjoyability

We examined the company scores in each of the three underlying components of the CXi: meeting needs, ease, and enjoyability. Although multiple companies share the top spots in each component, Hilton is the only company that received "excellent" ratings in all three. Here are some additional highlights:

Item 147-B

- **Shangri-La is tops at meeting needs.** The same companies that lead the overall CXi — Shangri-La, Hilton, China Merchants Bank, and Tmall — also took the top spots for meeting needs, receiving ratings in the "excellent" category. Shangri-La led all other brands at meeting customer needs with an impressive score of 88%.

Forrester Research-The Customer Experience Index, China 2014 Courtesy Preview Page 9 of 14

Courtesy Preview- Do Not Distribute

Item 147-A and 147-

- **Tmall leads at ease of doing business.** Alibaba, the parent company of eCommerce platforms Tmall and Taobao, seems to have nailed ease of doing business. Tmall took first place with a score of 87%, and Taobao tied for second with a score of 86%. Metro Chinese consumers also perceived Hilton and Marriott as easy to do business with: They tied for second place with Taobao. At the other end of the spectrum, Cathay Pacific Airways, a Hong Kong-based airline, got a poor score of 61%, making it the only company that fell into the "poor" category for ease of doing business.

- **Hilton and Shangri-La stand alone at delivering enjoyable experiences.** Unlike the results we saw for meeting needs and ease of doing business, only two companies did well enough to differentiate themselves at enjoyability: Hilton and Shangri-La. They received scores of 92% and 86%, respectively. Thirty-two of the 46 companies received a "good" rating and the other 12 received an "OK" rating.

FIRMS DO BETTER WITH HIGH-INCOME INDIVIDUALS AND TECHNOLOGY OPTIMISTS

To shed some lights on the data, we used Forrester's Technographics segmentation to explore how consumers' responses varied based on their income and attitude toward technology.[3] We found that:

- **Upper-income online metro Chinese consumers say that they're having a better experience.** CXi scores given by different income-level groups vary considerably; upper-income consumers award higher scores than mid- and lower-income consumers. The differences can be stark. For example, China Southern Airlines received an average score of 80 (a good rating) from the upper-income group but only a 66 (an OK rating) from middle-income metro Chinese online consumers.

- **Technology optimists gave companies higher scores than tech pessimists.** When comparing the scores given by tech optimists with the scores given by tech pessimists, we see a huge difference. For example, Hanting Inns, a Chinese hotel chain, received an overall score of 88 (excellent) from technology optimists but a score of only 57 (poor) from technology pessimists — a 31-point spread. Similarly, technology optimists rated Bank of China a surprising 28 points higher than technology pessimists did. We attribute these jaw-dropping differences to the fact that offering digital channels to consumers has become a mainstream practice for businesses in China. It's likely that this allows tech optimists to have a significantly better experience than their peers who aren't as embracing of technology.[4]

RECOMMENDATIONS

GET STARTED ON CUSTOMER EXPERIENCE IMPROVEMENT

To truly differentiate with excellent customer experience, companies need to treat it as a business discipline. To achieve that necessary level of discipline, firms must adopt a set of 40 core practices over the course of a

Forrester Research-The Customer Experience Index, China 2014 Courtesy Preview Page 10 of 14

2012 中国反钓鱼网站联盟年报

Item 182-A

0.76%
0.64%
0.52%
3.23%
0.93%
4.42%
4.54%
4.87%
5.38%
5.92%
8.38%
60.41%
淘宝网
工商银行
央视
建设银行
腾讯网
中国银行
新浪网
浙江卫视
湖南卫视
上海携程
招商银行

Taobao Market place

图 3 2012 年钓鱼网站仿冒对象情况 — Phishing sites reported in 2012

2.3 钓鱼网站涉及行业分布情况

2012 钓鱼网站涉及行业前三位，分别为支付交易类、金融证券类、媒体传播类，占处理总量的 94.61%。

说明：

2012 年，钓鱼网站涉及行业分布变化不大，仍然是支付交易类、金融证券类、媒体传播类等需要在线登录、支付的网站或页面，网民要提高警惕，增强对域名的辨识能力，同时这些网站也要加强自身的安全能力，使用服务器证书等安全产品提升自身的安全和可信水平。

7

PROJECT ORANGE | RR Donnelley ProFile | NCR nagos0dc | 06-May-2014 11:43 EST | 709111 GATE 2 | 5*
PROSPECTUS | HKG | 13-Jun-2014 22:47 EST | CURR | PS PMT 4C

Gate 1-A

Gate 1-B

Gate 1-C

Gate 1-1

Alibaba is synonymous with e-commerce in China
Alibaba Group
Alibaba Group's major businesses
淘宝网
Taobao.com
China's largest online shopping destination with China's most popular mobile commerce app*(1)(2)
Leading online wholesale marketplace for domestic China trade among small businesses
AliExpress
Online retail marketplace enabling consumers worldwide to buy direct from Chinese exporters
天猫 TMALL.COM
China's largest brands and retail platform featuring international and local brands*(1)
聚划算
China's most popular online group buying marketplace*(2)
Alibaba.com
China's largest global online wholesale marketplace*(3)
Cloud computing platform
* Source: iResearch
(1) Based on 2013 gross merchandise volume
(2) Based on 2013 monthly active users
(3) Based on 2013 revenues

PROJECT ORANGE RR Donnelley ProFile NCR sokki0dc 14-Jun-2014 14:32 EST 709111 GATE 3 10*
PROSPECTUS HKG 13-Jun-2014 22:47 EST CURR PS PMT 4C

The largest* online and mobile commerce

*By 2013 gross merchandise volume according to the IDC GMV Report

Gate 2-A

Robust marketplaces

US$270 billion
Total GMV on our China retail marketplaces

12.7 billion
Annual orders

255 million
Annual active buyers

50
Average annual orders per active buyer

Mobile commerce leader

163 million
Mobile MAUs
In March 2014

US$51 billion
Mobile GMV

76.4%
Of total mobile retail GMV in China*
Source: iResearch

Gate 2-B

* For the three months ended March 31, 2014
Twelve months ended March 31, 2014 unless otherwise stated

Powerful demographic trends driving growth

Gate 2-C

Gate 2-D

Large China population base
1.35
Source: Euromonitor International

Number of Internet shoppers in China
302
Source: CNNIC

China Internet users
618
Source: CNNIC

% of online shopping to total China consumption
7.9%
Source: iResearch

China mobile Internet users
500
Source: CNNIC

As of Dec. 31, 2013 unless otherwise stated

Gate 2-

Gate 2-

Gate 2-E

PROJECT ORANGE | RR Donnelley ProFile | NCR nagos0dc | 06-May-2014 11:28 EST | 709111 GATE 4 4*
PROSPECTUS | HKG | 13-Jun-2014 22:47 EST | CURR | PS PMT 4C

company in the world

Unparalleled annual Singles Day shopping experience (Nov. 11)

US$5.8 billion

GMV settled through Alipay on Singles Day 2013 on our China retail marketplaces

254 million

Orders successfully processed on Singles Day 2013 by our cloud computing platform

Scalable logistics network

5.0 billion

Packages delivered by our logistics partners in 2013 from transactions generated on our China retail marketplaces

4.3 billion

Packages delivered globally by UPS in 2013

Source: UPS public filings

— Gate 3-A

Underdeveloped offline retail infrastructure in China drives online opportunity – especially outside tier 1 and 2 cities

Retail space per capita in square meters, 2013

Source: Euromonitor International

0.6
China
2.6
USA
1.3
UK
1.3
Japan
1.5
Germany

— Gate 3-B

PROJECT ORANGE | RR Donnelley ProFile | NCR chanc2hk | 14-Jun-2014 13:59 EST | 709111 TX 1 45*
PROSPECTUS | START PAGE | HKG | 13-Jun-2014 22:47 EST | CURR | PS PMT 1C

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision.

Our Mission

Our mission is to make it easy to do business anywhere.

Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in the domestic and global economies. Our decisions are guided by how they serve our mission over the long-term, not by the pursuit of short-term gains.

Our Business

We are the largest online and mobile commerce company in the world in terms of gross merchandise volume in 2013, according to the IDC GMV Report. We operate our ecosystem as a platform for third parties, and we do not engage in direct sales, compete with our merchants or hold inventory. 1-A

We operate Taobao Marketplace, China's largest online shopping destination, Tmall, China's largest third-party platform for brands and retailers, in each case in terms of gross merchandise volume, and Juhuasuan, China's most popular group buying marketplace by its monthly active users, in each case in 2013 according to iResearch. These three marketplaces, which comprise our China retail marketplaces, generated a combined GMV of RMB1,678 billion (US$270 billion) from 255 million active buyers and 8 million active sellers in fiscal year 2014. A significant portion of our customers have begun transacting on our mobile platform, and we are focused on capturing this opportunity. In the three months ended March 31, 2014, mobile GMV accounted for 27.4% of our GMV, up from 19.7% in the preceding three months and from 10.7% in the same period in the previous year. 1-B

In addition to our three China retail marketplaces, which accounted for [81.6]% of our revenues in fiscal year 2014, we operate Alibaba.com, China's largest global online wholesale marketplace in 2013 by revenue, according to iResearch, 1688.com, our China wholesale marketplace, and AliExpress, our global consumer marketplace, as well as provide cloud computing services. 1-C

As a platform, we provide the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with consumers and businesses. We have been a leader in developing online marketplace standards in China. Given the scale we have been able to achieve, an ecosystem has developed around our platform that consists of buyers, sellers, third-party service providers, strategic alliance partners, and investee companies. Our platform and the role we play in connecting buyers and sellers and making it possible for them to do business anytime and anywhere is at the nexus of this ecosystem. Much of our effort, our time and our energy is spent on initiatives that are for the greater good of the ecosystem and the various participants in it. We feel a strong responsibility for the continued development of the ecosystem and we take ownership for this development. Accordingly, we refer to this as "our ecosystem."

Our ecosystem has strong self-reinforcing network effects that benefit our marketplace participants, who are invested in our ecosystem's growth and success. Through this ecosystem, we have transformed how commerce is conducted in China and built a reputation as a trusted partner for the participants in our ecosystem.

We have made significant investments in proprietary technologies and infrastructure in order to support our growing ecosystem. Our technology and infrastructure allow us to harness the substantial volume of data generated from our marketplaces and to further develop and optimize the products and services offered on our platform.

1

PROJECT ORANGE | RR Donnelley ProFile | NCR chiar0hk | 14-Jun-2014 19:04 EST | 709111 TX 4 6*
PROSPECTUS | HKG | 13-Jun-2014 22:47 EST | CURR | PS PMT 4C

Our business and our ecosystem as a whole have achieved significant scale and size:

Our Scale and Size

US$270 billion (RMB1,678 billion) Total GMV	**US$5.8 billion** (RMB36.2 billion) GMV settled through Alipay on Singles Day 2013
255 million Annual active buyers	**8 million** Annual active sellers
12.7 billion Annual orders	**50** Annual average orders per active buyer
US$51 billion (RMB319 billion) Mobile GMV	**27.4%** Of total GMV from mobile transactions[1]
76.4% Of total mobile retail GMV in China[2]	**163 million** Mobile MAUs[3]
5.0 billion Packages generated on our China retail marketplaces[4]	**3.6 million** Transactions per minute processing capability[5]
3 million+ Paying customer relationships[6]	**190+** Countries where buyers are located[7]

Scale and Size of Our Ecosystem Participants

US$623 billion (RMB3,872 billion) Total payment volume of Alipay[8]	**620,000+** Marketing affiliates[9]
950,000+ Delivery personnel[10]	**980,000+** Direct and indirect (through ISVs) cloud computing customers[11]
40,000+ Taobao models[11]	**[342,000+]** SME loan business borrowers

Unless otherwise indicated, all figures in the above charts are for the twelve months ended, or as of, March 31, 2014, and in the case of our scale and size, on our China retail marketplaces.

(1) For the three months ended March 31, 2014.
(2) According to iResearch for the three months ended March 31, 2014.
(3) For the month ended March 31, 2014. Based on the aggregate mobile MAUs of apps that contribute to GMV on our China retail marketplaces.
(4) For the twelve months ended December 31, 2013. Representing 54% of the 9.2 billion packages delivered in the twelve months ended December 31, 2013 by delivery services in China meeting certain minimum revenue thresholds, according to the State Post Bureau of the PRC.
(5) Alibaba Cloud Computing processing capability as of December 31, 2013.
(6) The sum of merchants on our (i) China retail marketplaces who paid fees and/or commissions to us in fiscal year 2014, plus (ii) wholesale marketplaces with current paid memberships as of March 31, 2014. A merchant may have more than one paying relationship with us.
(7) Includes registered countries and territories of (i) buyers that sent at least one inquiry to a seller on Alibaba.com and (ii) buyers that settled at least one transaction on AliExpress through Alipay, in each case in the twelve months ended December 31, 2013, demonstrating the global reach and the potential for cross-border commerce opportunities across our marketplaces.

4

PROJECT ORANGE RR Donnelley ProFile NCR lamze0hk 02-Jun-2014 00:54 EST 709111 TX 6 19*
PROSPECTUS HKG 13-Jun-2014 22:47 EST CURR PS PMT 1C

Our Market Opportunity

Our market opportunity is primarily driven by the following factors:

- Our business benefits from the rising spending power of Chinese consumers. China's real consumption in 2013 was 36.5% of total GDP, which is a rate that is significantly lower than that of other countries, such as the United States, which had a consumption penetration rate of 66.8% in 2013, according to Euromonitor International. We believe that growth in consumption will drive higher levels of online and mobile commerce. — 6-A
- China's online shopping population is relatively underpenetrated. According to the China Internet Network Information Center, or CNNIC, China had the world's largest Internet population with 618 million users as of December 31, 2013. According to CNNIC, China had 302 million online shoppers in 2013. We believe the number of online shoppers will increase, driven by continued growth in the number of Internet users as well as by the higher percentage of Internet users making purchases online. — 6-B — 6-C
- We believe that consumers are expanding the categories of products and services they are purchasing online, which will further increase online and mobile commerce activity.
- We believe that the increased usage of mobile devices will make access to the Internet even more convenient, drive higher online shopper engagement and enable new applications. China has the world's largest mobile Internet user base with 500 million users as of December 31, 2013, according to CNNIC, and mobile usage is expected to increase, driven by the growing adoption of mobile devices. — 6-D
- China's offline retail market faces significant challenges due to few nationwide brick and mortar retailers, an underdeveloped physical retail infrastructure, limited product selection and inconsistent product quality. These challenges in China's retail infrastructure, which we believe are particularly acute outside of tier 1 and 2 cities, are causing consumers to leapfrog the offline retail market in favor of online and mobile commerce.
- China has an increasingly extensive and rapidly improving logistics infrastructure consisting of nationwide, regional and local delivery services. We believe that the rapid development of China's distributed logistics infrastructure and nationwide express delivery networks has been driven in part by the growth of e-commerce and will continue to support the unique demands of consumers and merchants conducting e-commerce transactions on marketplaces.

Overall, online shopping, which represented 7.9% of total China consumption in 2013, is projected to grow at a compound annual growth rate, or CAGR, of 27.2% from 2013 to 2016, according to iResearch, as more consumers shop online and e-commerce spending per consumer increases. — 6-E

Our Strengths

We believe that the following strengths contribute to our success and are differentiating factors that set us apart from our peers.

- ***Management Team with Owner Mentality and Proven Track Record.*** Our management team's clear sense of mission, long-term focus and commitment to the values that define the Alibaba culture have been central to our successful track record. Our management team has created and grown leading businesses organically, including Taobao Marketplace, Tmall, Alibaba.com, Alibaba Cloud Computing and our related company Alipay.
- ***Trusted Brands.*** Alibaba, Taobao, Tmall and Alipay are well recognized and trusted brands in China. Due to the strength of these brands, a majority of our customers navigate directly to our China retail marketplaces to find the products and services they are seeking instead of via third-party search engines.

6

PROJECT ORANGE RR Donnelley ProFile NCR chiar0hk 14-Jun-2014 19:07 EST 709111 TX 7 31*
PROSPECTUS HKG 13-Jun-2014 22:47 EST CURR PS PMT 1C

- ***Thriving Ecosystem with Powerful Network Effects.*** We are the steward of a thriving ecosystem, which provides us with the following key advantages:
  - participants in our ecosystem are invested in its success and growth;
  - interactions among participants create value for one another as our ecosystem expands and generates strong network effects; and
  - the scope of our ecosystem and the network effects it creates, including the significant buyer traffic generated by our Taobao Marketplace, provide low-cost organic traffic for our other marketplaces and services and significantly reduce our reliance on a sales force for our marketing services.
- ***Mobile Leadership.*** We are the leader in mobile commerce in China in terms of mobile retail GMV, with mobile GMV transacted on our China retail marketplaces accounting for 76.4% of total mobile retail GMV in China in the three months ended March 31, 2014, according to iResearch. Our Mobile Taobao App has been the most popular mobile commerce app in China by mobile MAUs every month since August 2012, according to iResearch. We had 163 million mobile MAUs in March 2014. 7-A 7-B
- ***Scalable Logistics Platform.*** We offer sellers on our marketplaces the benefits of a distributed and scalable logistics platform and information system to provide high quality delivery services to sellers and buyers on a large scale. Our platform approach helps to address the requirements of facilitating the delivery of packages across a wide range of product categories from millions of sellers to millions of buyers in dispersed locations across China. The scalability of this network was demonstrated by its success in the handling of 156 million packages generated on our Singles Day promotion in 2013 compared to a daily average of 13.7 million packages generated from transactions on our China retail marketplaces in 2013.
- ***Reliable, Scalable and Cost-effective Proprietary Technology.*** We have developed proprietary technology that is reliable, scalable and cost-effective. Our technology is designed to handle the large volume of transactions on our marketplaces. For example, we successfully processed 254 million orders within 24 hours during our Singles Day promotion on November 11, 2013.
- ***Data Insights.*** Data from consumer behavior and transactions completed on our marketplaces and interactions among participants in our ecosystem provide us with valuable insights to help us and our sellers improve the buyer experience, operate more efficiently and create innovative products and services.
- ***Third-party Platform Business Model.*** Our exclusively third-party platform business model allows us to scale rapidly without the risks and capital requirements of sourcing, merchandising and holding inventory borne by direct sales companies. This business model drives our profitability and strong cash flow, which give us the flexibility to further invest in and improve our platform, expand our ecosystem and aggressively invest in people, technology, innovative products and strategically important assets.

Our Strategies

The key elements of our strategy to grow our business include:

- ***Increase Active Buyers and Wallet Share.*** In fiscal year 2014, the average active buyer on our China retail marketplaces placed 50 orders, up from 42 orders in fiscal year 2013 and 34 orders in fiscal year 2012. We will continue to develop and market the value proposition of our retail marketplaces to attract new buyers as well as to increase the wallet share of existing buyers through more frequent buying and buying across more product categories. We intend to achieve growth through customer loyalty programs, high quality customer service, marketing and promotional campaigns, and expansion

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PROJECT ORANGE | RR Donnelley ProFile | NCR chiar0hk | 14-Jun-2014 19:16 EST | 709111 TX 37 23*
PROSPECTUS | HKG | 13-Jun-2014 22:47 EST | CURR | PS PMT 1C

requirements, lack of acceptance of our service offerings, challenges caused by distance, language and cultural differences, exchange rate risk and political instability. Accordingly, any efforts we make to expand our cross-border operations may not be successful, which could limit our ability to grow our revenue, net income and profitability.

Our brand name and our business may be harmed by aggressive marketing and communications strategies of our competitors.

Due to intense competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements about our company and our services that could damage our and our management's reputation and our brand and materially deter consumers from making purchases on our marketplaces. Our ability to respond to our competitors' misleading marketing efforts may be limited by legal prohibitions on permissible public communications by us during our initial public offering process or during future periods.

Our revenue and net income may be materially and adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenue from China. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online and mobile commerce. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, in the first quarter of 2014, China's GDP growth rate was 7.4%, which was the lowest since the first quarter of 2009. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations. — 37-A

Our results of operations fluctuate significantly from quarter to quarter which may make it difficult to predict our future performance.

Our results of operations fluctuate significantly from quarter to quarter. In addition, our business is characterized by seasonal fluctuations, which may cause further fluctuations. The fourth quarter of each calendar year generally contributes the largest portion of our annual revenues due to a number of factors, such as sellers allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as Singles Day on November 11 of each year, the holiday season in China and the impact of seasonal buying patterns in respect of certain categories such as apparel. The first quarter of each calendar year generally contributes the smallest portion of our annual revenues, primarily due to a lower level of allocation of online marketing budgets by sellers at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. We may also introduce new promotions or change the timing of our promotions in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, seasonal weather patterns may affect the timing of buying decisions. For example, unexpectedly long periods of warm weather could delay the purchase of heavier clothing items that have higher average selling prices, resulting in lower than expected GMV. The performance of our equity investees and of businesses, including internally developed businesses, in which we have made investments may also result in fluctuations in our results of operations. Our results of operations will likely

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PROJECT ORANGE | RR Donnelley ProFile | NCR veluil0dc | 06-May-2014 12:28 EST | 709111 TX 73 46*
PROSPECTUS | START PAGE | HKG | 13-Jun-2014 22:47 EST | CURR | PS PMT 4C

OUR HISTORY AND CORPORATE STRUCTURE

Our Major Corporate Milestones

We have a demonstrated track record of successful organic business creation and growth, as evidenced by the following description of our major corporate milestones:

— 73-A

Year and China Internet Population*	Milestones
1999 — 9mm	■ Alibaba founded in Jack Ma's apartment in Hangzhou ■ Alibaba.com launched ■ 1688.com (formerly known as Alibaba.com.cn) launched
2003 — 80mm	■ Taobao Marketplace launched
2004 — 94mm	■ Aliwangwang instant messenger launched on Taobao Marketplace ■ Alipay launched
2007 — 210mm	■ Alimama monetization platform launched ■ Taobao Marketplace started to monetize
2008 — 298mm	■ Tmall launched
2009 — 384mm	■ Alibaba Cloud Computing founded
2010 — 457mm	■ Juhuasuan launched ■ AliExpress launched ■ Mobile Taobao App launched
2013 — 618mm	■ Singles Day promotion recorded GMV settled through Alipay of RMB36.2 billion (US$5.8 billion)

*Source for China Internet Population: CNNIC

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PROJECT ORANGE | RR Donnelley ProFile | NCR mohah2dc | 06-May-2014 11:54 EST | 709111 TX 74 35*
PROSPECTUS | HKG | 13-Jun-2014 22:47 EST | CURR | PS PMT 1C

Our 18 founders first gathered in Jack Ma's apartment in Hangzhou in 1999 and founded Alibaba.com. Our founders and management would go on to launch a number of our core businesses from that apartment, including Alibaba.com.cn (now known as 1688.com), Taobao Marketplace and Alimama, meeting in the same spirit of partnership and with the same goal: to make it easy to do business anywhere.

We began operations in 1999 with Alibaba.com, an English-language marketplace for global trade. We founded Alibaba.com to help small exporters engaged in manufacturing and trading, primarily located in China, to reach global buyers. In 1999, we also launched a Chinese-language wholesale marketplace for domestic China trade among small businesses, now called 1688.com. This domestic platform has since evolved into a wholesale channel for merchants doing business on our retail marketplaces to source products.

In 2003, we established Taobao Marketplace as a free platform for buyers to explore and discover products and for sellers to establish a low-cost online presence. According to iResearch, Taobao Marketplace was the number one consumer-to-consumer, or C2C, marketplace in terms of gross merchandise volume in China in 2013. —74-A

In 2004, we established Alipay to address the issue of trust between buyers and sellers online. Buyers were unwilling to effect payment before receiving and inspecting their purchases, and sellers were unwilling to ship the products until they were assured that payment was forthcoming. This lack of trust posed a stifling challenge for the development of online commerce in China. Alipay introduced its escrow service as a solution to this problem. Since 2011, we no longer control or have an ownership interest in Alipay, although we continue to participate in some of the economic benefits of Alipay through contractual arrangements. We have entered into contractual arrangements with Alipay through which we are able to facilitate the provision of payment and escrow services for our customers. See "Related Party Transactions — Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries." In 2013, Alipay was the largest online third-party payment services provider in China by total payment volume, according to iResearch. —74-B

In 2004, we also launched Aliwangwang, a personal computer-based instant messenger that facilitates text, audio and video communication between buyers and sellers, on Taobao Marketplace.

In 2007, we launched Alimama, our online marketing technology platform that offers sellers on our marketplaces online marketing services for both personal computers and mobile devices. Alimama also offers our sellers these marketing services through third-parties through the Taobao Affiliate Network, which we believe is the largest online marketing affiliate network in China in terms of revenue shared with our affiliates. In 2007, we also started to monetize our Taobao Marketplace through P4P marketing services and display marketing.

In 2008, we launched Tmall as we recognized that Chinese consumers had developed an increased demand for branded products and a premium online shopping experience.

In 2009, we established Alibaba Cloud Computing to handle the traffic volume generated and data management needs resulting from the substantial scale of transactions and data on our platform. Today, Alibaba Cloud Computing addresses the data management needs of our company and our related companies, including Alipay, and at the same time generates third party revenue from sellers doing business on our marketplaces as well as other businesses and entrepreneurs who have cloud computing needs, and gives our sellers the computing power and scalability to handle spikes in transaction volume such as during our Singles Day promotion.

In 2010, we launched AliExpress, our global consumer marketplace that enables exporters in China to reach and directly transact with consumers around the world. Also in 2010, we launched Juhuasuan, our group buying marketplace that offers quality products at discounted prices by aggregating demand from consumer groups, mainly through flash sales which make products available for a limited period of time. In 2010, we also launched our Mobile Taobao App, which has been the most popular mobile commerce app in China by MAUs every month since August 2012, according to iResearch. —74-C

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PROJECT ORANGE | RR Donnelley ProFile | NCR chanc2hk | 14-Jun-2014 14:00 EST | 709111 TX 86 44*
PROSPECTUS | START PAGE | HKG | 13-Jun-2014 22:47 EST | CURR | PS PMT 1C

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections entitled "Summary Consolidated Financial and Operating Data" and "Selected Consolidated Financial and Operating Data" and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the sections entitled "Risk Factors" and "Special Note Regarding Forward-Looking Statements" and elsewhere in this prospectus. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2012, 2013 and 2014 are to the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Overview

We are the largest online and mobile commerce company in the world in terms of gross merchandise volume in 2013, according to the IDC GMV Report. We operate our marketplaces as a platform for third parties, and we do not engage in direct sales, compete with our merchants or hold inventory. We operate Taobao Marketplace, China's largest online shopping destination, Tmall, China's largest third-party platform for brands and retailers, in each case in terms of gross merchandise volume, and Juhuasuan, China's most popular group buying marketplace by its monthly active users, in each case in 2013 according to iResearch. These three marketplaces, which comprise our China retail marketplaces, generated a combined GMV of RMB1,678 billion (US$270 billion) from 255 million active buyers and 8 million active sellers in fiscal year 2014. In addition to our three China retail marketplaces, we operate Alibaba.com, China's largest global wholesale marketplace in 2013 by revenue, according to iResearch. 1688.com, our China wholesale marketplace, and AliExpress, our global consumer marketplace, as well as provide cloud computing services.

86-A
86-B
86-C

We provide the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with consumers and businesses. We have been a leader in developing online marketplace standards in China, including consumer protection programs, marketplace rules, qualification standards for merchants, and buyer and seller rating systems. Given the scale we have been able to achieve, an ecosystem has developed around our platform that consists of buyers, sellers, third-party service providers, strategic alliance partners, and investee companies. Our platform and the role we play in connecting buyers and sellers and making it possible for them to do business anytime and anywhere is at the nexus of this ecosystem. Much of our effort, our time and our energy is spent on initiatives that are for the greater good of the ecosystem and the various participants in it. We feel a strong responsibility for the continued development of the ecosystem and we take ownership for this development. Accordingly, we refer to this as "our ecosystem."

Consumers and businesses benefit from our ecosystem because they can access products and services with a combination of selection, value, quality, convenience and customer experience that is not available elsewhere. Merchants are enabled by our tools and infrastructure to do business and flourish on our platform. Other participants in our ecosystem – including marketing affiliates, logistics providers, independent software vendors and various professional service providers – provide valuable services to our buyer and seller customers. Our ecosystem has strong self-reinforcing network effects that benefit our marketplace participants, who are invested in our ecosystem's growth and success.

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PROJECT ORANGE RR Donnelley ProFile NCR chiar0hk 14-Jun-2014 19:27 EST 709111 TX 97 57*
PROSPECTUS HKG 13-Jun-2014 22:47 EST CURR PS PMT 1C

vesting commencement date or 50% upon the second anniversary of the vesting commencement date, and thereafter 25% every year. We believe share-based awards are the appropriate tool to align the interests of the grantees with those of our shareholders.

We recognized share-based compensation expense of RMB1,254 million, RMB1,259 million and RMB[2,844] million (US$[457] million) in fiscal years 2012, 2013 and 2014, respectively, representing 6.3%, 3.6% and [5.4]% of our revenue in those respective periods. Share-based compensation expense is affected by the fair value of our shares, including in the case of share-based awards to non-employees, changes in the fair value of our shares over the requisite service period, which could result in fluctuations in share-based compensation expense for the unvested portion of any award, and the quantity of awards granted. See "— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of Our Ordinary Shares" for additional information regarding our share-based compensation expense.

Recent Investment, Acquisition and Strategic Alliance Activities

In addition to organic growth, we have made, or have entered into agreements to make strategic investments, acquisitions and alliances that are intended to increase our service offerings and expand our capabilities. The financial results for these strategic transactions that were completed are reflected in our operating results beginning with the period of their respective completion. Minority investments are accounted for under the equity method if we have significant influence through investment in common stock or in-substance common stock over the investees, or otherwise under the cost method.

Our investment and acquisition strategy focuses on enhancing three aspects of our business: increasing user acquisition and engagement, improving customer experience, and expanding our products and services. In doing so, we aim to remain focused on our mission to make it easy to do business everywhere and realize our vision that our customers will "meet, work and live @ Alibaba." See "Business — Our Vision."

Consistent with our goal to deliver sustainable, long-term growth, we take a deliberate and staged approach to our corporate development strategy. In some cases, we may begin with an initial minority investment followed by business cooperation. Where the business results, cooperation and the overall relationship established with the management of the investee company fit with our ongoing business strategy, we may increase our investment or acquire the investee company in full. Examples of this type of approach include our investments in UCWeb Inc., or UCWeb, AutoNavi Holdings Limited, or AutoNavi, and Weibo Corporation, or Weibo, where the period from initial investment to eventual acquisition or increase in investment spanned across more than one fiscal year. Our investment approach also involves supporting entrepreneurs to innovate and develop leading products and technologies.

The following summary illustrates our execution of our investment and acquisition strategy.

Increasing User Acquisition and Engagement

- We recently completed the acquisition of UCWeb, China's largest mobile browser company, [according to [iResearch]], and had [275] million active users globally during March 2014 providing us with access to hundreds of millions of mobile users. 97-A
- We announced our entering into a memorandum of understanding pursuant to which we may invest in Guangzhou Evergrande Football Club, or Evergrande FC, China's first-ever winner of the Asian Football Confederation Champions League Cup, which would potentially provide us with a marketing platform with access to millions of soccer fans across China.
- We invested in Weibo, a leading social media platform in China, to increase user acquisition and engagement on our marketplaces, as well as gain insights into our and Weibo's users for improved service offerings and targeted marketing. We believe this can be accomplished through the equity

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PROJECT ORANGE | RR Donnelley ProFile | NCR chiar0hk | 14-Jun-2014 19:35 EST | 709111 TX 120 18*
PROSPECTUS | HKG | 13-Jun-2014 22:47 EST | CURR | PS PMT 1C

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2011, 2012 and 2013 was 5.4%, 2.6% and 2.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China. — 120-A

Contingent Liabilities

As part of the repurchase of a portion of our ordinary shares from Yahoo in September 2012, we agreed to reimburse Yahoo in the event PRC tax is imposed on the capital gains realized by Yahoo in connection with the repurchase, equal to the lesser of (i) one half of the excess of (a) such PRC tax liability over (b) certain tax credits which Yahoo may utilize to reduce the amount of tax imposed in the United States, and (ii) US$100 million (RMB622 million). As of December 31, 2013, given the uncertainty in interpretation of the applicability of PRC tax to the repurchase as well as the magnitude of such capital gain, we have determined that the amount of such payment is not reasonably estimable. As such, we have not accrued any contingent loss in connection with this arrangement as of March 31, 2014.

Off-balance Sheet Commitments and Arrangements

We did not have any off-balance sheet arrangements in fiscal year 2012, 2013 or 2014.

Holding Company Structure

We are a holding company with no operations other than ownership of operating subsidiaries in Hong Kong, China and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries, including funds to pay dividends to our shareholders or to service our outstanding debts. The terms of our US$8.0 billion credit facility require us to maintain a minimum level of cash in a debt service reserve account, which will not be available to us to fund dividends or other distributions. Such minimum amount is stipulated as the amount for us to make necessary principal and interest payments that are due within a three-month period determined from time to time, which amount was US$[34 million] as of [March 31, 2014]. If our operating subsidiaries incur additional debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions to us. In addition, applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Moreover, our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until such reserve has reached 50% of the related subsidiary's registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2014, these restricted assets totaled RMB[18,943] million (US$[3,047] million). See note [22] to our consolidated financial statements included elsewhere in this prospectus.

Our holding company structure differs from some of our peers in that we hold our material assets and operations, except for ICP and other licenses for regulated activities, in our wholly-foreign owned enterprises and most of our revenue is generated directly by the wholly-foreign owned enterprises. As revenue is generated directly by our wholly-foreign owned enterprises, the wholly-foreign owned enterprises directly capture the profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer such cash flow from the variable interest entities to the wholly-foreign owned enterprises. In fiscal years 2012, 2013 and 2014, the significant majority of our revenues were generated by our wholly-foreign owned enterprises

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PROJECT ORANGE | RR Donnelley ProFile | NCR chiar0hk | 14-Jun-2014 13:30 EST | 709111 TX 132 28*
PROSPECTUS | START PAGE | HKG | 13-Jun-2014 22:47 EST CURR | PS PMT 1C

BUSINESS

Our Mission

Our mission is to make it easy to do business anywhere.

Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in the domestic and global economies. We believe that concentrating on customers' needs and solving their problems – whether those customers are buyers or sellers – ultimately will lead to the best outcome for our business. We have developed a large ecosystem for online and mobile commerce that enables participants to create and share value on our platform. Our decisions are guided by how they serve our mission over the long-term, not by the pursuit of short-term gains.

Our Vision

We aim to build the future infrastructure of commerce. We envision that our customers will meet, work and live at Alibaba, and that we will be a company that lasts at least 102 years.

Meet @ Alibaba. We enable millions of commercial and social interactions among our users, between consumers and merchants, and among businesses every day.

Work @ Alibaba. We empower our customers with the fundamental infrastructure for commerce and data technology, so that they can build businesses and create value that can be shared among our ecosystem participants.

Live @ Alibaba. We strive to expand our products and services to become central to the everyday lives of our customers.

102 Years. For a company that was founded in 1999, lasting at least 102 years means we will have spanned three centuries, an achievement that few companies can claim. Our culture, business models and systems are built to last, so that we can achieve sustainability in the long run.

Our Values

Our values are fundamental to the way we operate and how we recruit, evaluate and compensate our people.

Our six values are:

- ***Customer First*** – The interests of our community of buyers and sellers must be our first priority.
- ***Teamwork*** – We believe teamwork enables ordinary people to achieve extraordinary things.
- ***Embrace Change*** – In this fast-changing world, we must be flexible, innovative and ready to adapt to new business conditions in order to survive.
- ***Integrity*** – We expect our people to uphold the highest standards of honesty and to deliver on their commitments.
- ***Passion*** – We expect our people to approach everything with fire in their belly and never give up on doing what they believe is right.
- ***Commitment*** – Employees who demonstrate perseverance and excellence are richly rewarded. Nothing should be taken lightly as we encourage our people to "work happily, and live seriously."

Company Overview

We are the largest online and mobile commerce company in the world in terms of gross merchandise volume in 2013, according to the IDC GMV Report. We operate our ecosystem as a platform for third parties, and we do not engage in direct sales, compete with our merchants or hold inventory. 132-A

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PROJECT ORANGE RR Donnelley ProFile NCR chiar0hk 14-Jun-2014 13:32 EST 709111 TX 133 62*
PROSPECTUS HKG 13-Jun-2014 22:47 EST CURR PS PMT 1C

We operate Taobao Marketplace, China's largest online shopping destination, Tmall, China's largest third-party platform for brands and retailers, in each case in terms of gross merchandise volume, and Juhuasuan, China's most popular group buying marketplace by its monthly active users, in each case in 2013 according to iResearch. These three marketplaces, which comprise our China retail marketplaces, generated a combined GMV of RMB1,678 billion (US$270 billion) from 255 million active buyers and 8 million active sellers in fiscal year 2014. A significant portion of our customers have begun transacting on our mobile platform, and we are focused on capturing this opportunity. In the three months ended March 31, 2014, mobile GMV accounted for 27.4% of our GMV, up from 19.7% in the preceding three months and up from 10.7% in the same period in 2013. — 133-A

In addition to our three China retail marketplaces, we operate Alibaba.com, China's largest global online wholesale marketplace in 2013 by revenue, according to iResearch, 1688.com, our China wholesale marketplace, and AliExpress, our global consumer marketplace, as well as provide cloud computing services. — 133-B

We provide the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with consumers and businesses. We have been a leader in developing online marketplace standards in China, including consumer protection programs, marketplace rules, qualification standards for merchants and buyer and seller rating systems. Given the scale we have been able to achieve, an ecosystem has developed around our platform that consists of buyers, sellers, third-party service providers, strategic alliance partners, and investee companies. Our platform and the role we play in connecting buyers and sellers and making it possible for them to do business anytime and anywhere is at the nexus of this ecosystem. Much of our effort, our time and our energy is spent on initiatives that are for the greater good of the ecosystem and the various participants in it. We feel a strong responsibility for the continued development of the ecosystem and we take ownership for this development. Accordingly, we refer to this as "our ecosystem."

Our ecosystem has strong self-reinforcing network effects that benefit our marketplace participants, who are invested in our ecosystem's growth and success. Through this ecosystem, we have transformed how commerce is conducted in China and built a reputation as a trusted partner for the participants in our ecosystem. For more discussion of our ecosystem, see "— Our Ecosystem and Its Participants."

We have made significant investments in proprietary technologies and infrastructure in order to support our growing ecosystem. Our technology and infrastructure allow us to harness the substantial volume of data generated from our marketplaces and to further develop and optimize the products and services offered on our platform.

Through our related company, Alipay, we offer payment and escrow services for buyers and sellers, providing security, trust and convenience to our users. We take a platform approach to shipping and delivery by working with third-party logistics service providers through a central logistics information system operated by China Smart Logistics, our 48%-owned affiliate.

In fiscal year 2014, we generated [81.6]% of our revenue from our China retail marketplaces, where Chinese consumers have access to millions of merchants offering a broad spectrum of physical goods, virtual items and services. Our revenue on these marketplaces is generated from merchants through online marketing services, commissions on transactions and fees for online services.

In addition to our China retail and wholesale marketplaces, our major business units include our Alimama marketing technology platform, which provides us and our sellers with marketing services including valuable data insights, and Alibaba Cloud Computing, which supports our ecosystem and also provides computing services to third parties. Through our acquisition of UCWeb, we are able to leverage its expertise as a developer and operator of mobile web browsers to enhance our mobile offerings beyond e-commerce, such as general mobile search, which enhances our business by giving us access to UCWeb's large base of users and providing our existing user base with additional mobile solutions.

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PROJECT ORANGE RR Donnelley ProFile NCR chiar0hk 14-Jun-2014 17:40 EST 709111 TX 135 99*
PROSPECTUS START PAGE HKG 13-Jun-2014 22:47 EST CURR PS PMT 4C

Our Scale and Size

US$270 billion (RMB1,678 billion) Total GMV	**US$5.8 billion** (RMB36.2 billion) GMV settled through Alipay on Singles Day 2013
255 million Annual active buyers	**8 million** Annual active sellers
12.7 billion Annual orders	**50** Annual average orders per active buyer
US$51 billion (RMB319 billion) Mobile GMV	**27.4%** Of total GMV from mobile transactions[1]
135-A **76.4%** Of total mobile retail GMV in China[2]	**163 million** Mobile MAUs[3]
135-B **5.0 billion** Packages generated on our China retail marketplaces[4]	**3.6 million** Transactions per minute processing capability[5]
3 million+ Paying customer relationships[6]	**190+** Countries where buyers are located[7]

Unless otherwise indicated, all figures in the above chart are for the twelve months ended March 31, 2014 on our China retail marketplaces.

(1) For the three months ended March 31, 2014.

(3) For the month ended March 31, 2014. Based on the aggregate mobile MAUs of apps that contribute to GMV on our China retail marketplaces.

(4) In the twelve months ended December 31, 2013. Representing 54% of the 9.2 billion packages delivered in the twelve months ended December 31, 2013 by delivery services meeting certain minimum revenue thresholds in China, according to the State Post Bureau of the PRC. 135-B

(5) Alibaba Cloud Computing processing capability as of December 31, 2013.

(6) The sum of merchants on our (i) China retail marketplaces who paid fees and/or commissions to us in fiscal year 2014, plus (ii) wholesale marketplaces with current paid memberships as of March 31, 2014. A merchant may have more than one paying relationship with us.

(7) Includes registered countries and territories of (i) buyers that sent at least one inquiry to a seller on Alibaba.com and (ii) buyers that settled at least one transaction on AliExpress through Alipay, in each case in 2013, demonstrating the global reach and the potential for cross-border commerce opportunities across our marketplaces.

Scale and Size of Our Ecosystem Participants

US$623 billion (RMB3,872 billion) Total payment volume of Alipay[1]	**620,000+** Marketing affiliates[2]
950,000+ Delivery personnel[3]	**980,000+** Direct and indirect (through ISVs) cloud computing customers
40,000+ Taobao models	**[342,000+]** SME loan business borrowers[4]

Unless otherwise indicated, all figures in the above chart are as of December 31, 2013.

(1) For the twelve months ended March 31, 2014. Approximately 33.9% of Alipay's total payment volume in fiscal year 2014 represented payments processed for our China retail marketplaces.

(2) Marketing affiliates who received a revenue share from us in the three months ended December 31, 2013.

(3) Based on data provided by our 14 strategic delivery partners as of March 2014.

(4) As of March 31, 2014.

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PROJECT ORANGE | RR Donnelley ProFile | NCR lauli1hk | 02-Jun-2014 00:59 EST | 709111 TX 136 54*
PROSPECTUS | START PAGE | HKG | 13-Jun-2014 22:47 EST CURR | PS PMT 1C

Our Market Opportunity

Our market opportunity is primarily driven by the following factors:

- Our business benefits from the rising spending power of Chinese consumers. China's real consumption in 2013 was 36.5% of total GDP, which is a rate that is significantly lower than that of other countries, such as the United States, which had a consumption penetration rate of 66.8% in 2013, according to Euromonitor International. We believe that growth in consumption will drive higher levels of online and mobile commerce. —136-A
- China's online shopping population is relatively underpenetrated. According to CNNIC, China had the world's largest Internet population with 618 million users as of December 31, 2013. According to CNNIC, China had 302 million online shoppers in 2013. We believe that the number of online shoppers will increase, driven by continued growth in the number of Internet users as well as by the higher percentage of Internet users making purchases online. —136-B —136-C
- We believe that consumers are expanding the categories of products and services they are purchasing online, which will further increase online and mobile commerce activity.
- We believe that the increased usage of mobile devices will make access to the Internet even more convenient, drive higher online shopper engagement and enable new applications. China has the world's largest mobile Internet user base with 500 million users as of December 31, 2013, according to CNNIC, and mobile usage is expected to increase, driven by the growing adoption of mobile devices. —136-D
- China's offline retail market faces significant challenges due to few nationwide brick and mortar retailers, an underdeveloped physical retail infrastructure, limited product selection and inconsistent product quality. These challenges in China's retail infrastructure, which we believe are particularly acute outside of tier 1 and 2 cities, are causing consumers to leapfrog the offline retail market in favor of online and mobile commerce.
- China has an increasingly extensive and rapidly improving logistics infrastructure consisting of nationwide, regional and local delivery services. We believe that the rapid development of China's distributed logistics infrastructure and nationwide express delivery networks has been driven in part by the growth of e-commerce and will continue to support the unique demands of consumers and merchants conducting e-commerce transactions on marketplaces.

Overall, online shopping, which represented 7.9% of the total China consumption in 2013, is projected to grow at a CAGR of 27.2% from 2013 to 2016, according to iResearch, as more consumers shop online and e-commerce spending per consumer increases. —136-E

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PROJECT ORANGE | RR Donnelley ProFile | NCR laksp0dc | 14-May-2014 08:02 EST | 709111 TX 137 37*
PROSPECTUS | HKG | 13-Jun-2014 22:47 EST | CURR | PS PMT 3C

China GDP
(Real GDP based on constant 2013 prices, in trillions of RMB)
7.4% CAGR
58.0
62.2
66.8
71.7
2013E
2014E
2015E
2016E

Source: Euromonitor International

137-D —

China consumption
(Real consumption expenditure based on constant 2013 prices, in trillions of RMB)
8.6% CAGR
21.1
23.0
25.0
27.1
2013E
2014E
2015E
2016E

Source: Euromonitor International

—137-E

Consumption as % of GDP
(Consumer expenditure as % of GDP, 2013)
36.5%
66.8%
64.0%
59.4%
54.5%
China
U.S.
U.K.
Japan
Germany

Source: Euromonitor International

—137-F

The rising real income level of Chinese consumers has been a major driving force behind the increasing contribution of consumption to the overall economy. According to the National Bureau of Statistics of China, the real annual per capita income of rural households and urban households in China increased by CAGRs of 10.2% and 8.5% between 2008 and 2013, respectively. In addition, the household savings rate in China declined from 40.4% in 2009 to 39.5% in 2013, according to Euromonitor International. We believe the declining trend in savings rate reflects consumers' increasing propensity to spend on discretionary items, including higher quality products and services. As Chinese consumers continue to experience real wage increases, as well as a higher propensity to spend, we expect that the contribution of consumption to overall GDP in China will continue to increase over time and that the growth rate of consumption will continue to outpace GDP growth. —137-G —137-H

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PROJECT ORANGE RR Donnelley ProFile NCR nagos0dc 06-May-2014 12:03 EST 709111 TX 138 72*
PROSPECTUS HKG 13-Jun-2014 22:47 EST CURR PS PMT 3C

Growth in China Internet Population and Penetration. Internet penetration in China is expanding rapidly. Internet users in China grew from 298 million, or 22.6% of China's total population, as of the end of 2008 to 618 million, or 45.8% of the total population, as of the end of 2013, according to CNNIC. However, Internet penetration in China is still relatively low when compared to that of many other countries. According to iResearch, China's Internet population is projected to grow to 790 million by the end of 2016.

138-A
138-B
138-C

China Internet user population
(in millions)
298
384
457
513
564
618
669
731
790
2008
2009
2010
2011
2012
2013
2014E
2015E
2016E

Source: CNNIC for 2008-2013, iResearch for 2014-2016

Internet penetration comparison
(Internet users as % of total population, 2013)
45.8%
83.2%
88.9%
83.7%
86.1%
China
U.S.
U.K.
Japan
Germany

Source: CNNIC for China, IDC for other countries

The percentage of Internet users buying products and services online in China is lower than that in many other countries. According to CNNIC, there were 302 million Internet shoppers in China in 2013, representing 48.9% of total Internet users, compared to 74.2% in the United States in the same year, according to IDC.

138-D

Online shopping penetration comparison
(Online shoppers as % of total Internet user population, 2013)
48.9%
74.2%
77.6%
55.8%
79.5%
China
U.S.
U.K.
Japan
Germany

Source: CNNIC for China, IDC for other countries

138

PROJECT ORANGE | RR Donnelley ProFile | NCR kriss6dc | 16-Jun-2014 01:47 EST | 709111 TX 139 57*
PROSPECTUS | HKG | 15-Jun-2014 21:25 EST | CURR | PS PMT 4C

Greater Penetration of Online Shopping Across Consumption Categories. The current product mix in China consumption offers opportunities for increased online shopping in underpenetrated categories. We expect that online shoppers will expand their shopping activities into other consumption categories and that the average online spending per user will increase. The consumption categories that we expect to account for increasing online sales include food and beverages, health goods and medical services as well as recreation and culture. According to an estimate by Euromonitor International, China's consumption expenditures in 2013 for food and non-alcoholic beverages, health goods and medical services and recreation and culture were RMB5,520 billion (US$888 billion), RMB1,397 billion (US$225 billion) and RMB443 billion (US$71 billion), respectively. — 139-A

Breakdown of consumption in China
(% total consumption expenditure in China, 2013)

Clothing and footwear
8.5%
Electronics and home appliances (1)
3.7%
Household Goods and Services (2)
4.4%
Food and non-alcoholic beverages
26.1%
Housing (3)
16.8%
Transport
7.4%
Health goods and medical services
6.6%
Hotels and catering
3.7%
Jewelry and accessories
3.6%
Education
2.1%
Recreation and culture (4)
2.1%
Others (5)
15.0%
Our more active categories based on GMV in 2013

— 139-B

Source: Euromonitor International

(1) Electronics and home appliances include audio-visual, photographic and information processing equipment, telecommunications equipment and home appliances.
(2) Household goods and services include furniture and furnishings, carpets and other floor coverings, household textiles, glassware, tableware and household utensils, hardware and household and domestic services.
(3) Housing includes actual rentals for housing, imputed rental for housing, maintenance and repair of dwellings, water and miscellaneous domestic services, electricity, gas and other fuels.
(4) Recreation and culture include recreational and cultural services, other major durables for recreation and culture, package holidays, newspapers, magazines, books and stationery, other recreational items and equipment as well as gardens and pets.
(5) Others include alcoholic beverages and tobacco, telecommunication services, postal services, personal care, social protection, insurance, financial services, durable/semi-durable/non-durable goods and other services.

Growth in Mobile Usage. Despite China's relatively low Internet penetration rate, China's mobile Internet user base reached 500 million as of December 31, 2013, according to CNNIC. — 139-C Smartphone shipments in China reached 351 million in 2013 and will exceed 428 million in 2014, according to projections by IDC. — 139-D We believe this growth in mobile users will make access to the Internet even more convenient and will accelerate the adoption of e-commerce. Increased mobile Internet access through mobile devices will allow Internet users to shop anytime, anywhere.

Challenges in China's Offline Retail Market Provide Online Retail Opportunity. China's retail industry is highly fragmented. As of December 31, 2012, there were 127 cities in China with populations greater than 1 million, according to the National Bureau of Statistics of China. — 139-E According to Euromonitor International, the top 20 retailers in China had a combined market share of approximately 11.5% in 2013, as compared with approximately 39.8% in the United States in the same period. — 139-F

139

PROJECT ORANGE RR Donnelley ProFile NCR lamze0hk 06-May-2014 09:29 EST 709111 TX 140 70*
PROSPECTUS HKG 13-Jun-2014 22:47 EST CURR PS PMT 3C

Offline retail infrastructure
(Retail space per capita in square meters, 2013)
0.6
2.6
1.3
1.3
1.5
China
U.S.
U.K.
Japan
Germany

Source: Euromonitor International

140-A

The less developed physical retail infrastructure and distribution system in China is especially apparent in smaller cities and towns where we believe China's national retailing leaders have an even more limited presence. However, a substantial portion of China's retail sales is attributable to these regions. As seen in the table below, approximately 60% of retail sales in 2012 was attributable to regions outside of tier 1 and 2 cities, according to the National Bureau of Statistics of China. In addition to the 35 tier 1 and tier 2 cities that have populations of over 1 million each, there are 92 other cities with populations greater than one million as of December 31, 2012, according to the National Bureau of Statistics of China. In these smaller cities and towns, consumers are generally served by local merchants and stores, and as a result, product selection may be limited. In addition, quality and safety are major consumer concerns in China across a wide variety of categories, from food, household products to clothing, which has the effect of constraining consumption.

140-B

140-C

Macro indicators of tier 1 and tier 2 cities and other regions in China

	Tier 1 and 2 cities	% attribution	Other regions	% attribution
Population as of December 31, 2012 (in millions)	255	18.8%	1,099	81.2%
Total retail sales in 2012 (in billions of RMB)	8,524	40.5%	12,506	59.5%

Source: National Bureau of Statistics of China, 2013

140D

Consumers Leapfrogging to Online and Mobile Commerce Due to Underdeveloped Offline Retail Infrastructure. The challenges of an under developed physical retail infrastructure, together with the expected growth of retail sales in China, present a significant opportunity for e-commerce. We believe that as traditional brick and mortar retailers face challenges in reaching Chinese consumers, consumers will increasingly seek online channels to meet their needs and the availability of online shopping will stimulate higher consumption than otherwise would have been the case. In particular, we believe that in regions outside tier 1 and 2 cities, purchases through e-commerce channels could contribute to incremental increases in consumption in China due to the variety of product offerings available through online marketplaces, creating additional demand from local consumers.

Offline Retailers Use Online Marketplaces to Grow Their Business. We believe that the leading brick and mortar retailers are motivated to establish an online presence through an online platform in addition to their own e-commerce websites because of the consumer reach and brand building opportunity that a leading online platform such as Tmall can offer.

China's Expanding Logistics Infrastructure Facilitates E-commerce. China has an increasingly extensive and rapidly improving logistics infrastructure, consisting of nationwide, regional and local delivery services. We believe that the rapid development of China's distributed logistics infrastructure and nationwide express delivery networks has been driven by the growth of e-commerce and will continue to support the unique demands of

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PROJECT ORANGE | RR Donnelley ProFile | NCR chuie0hk | 06-May-2014 12:00 EST | 709111 TX 141 51*
PROSPECTUS | HKG | 13-Jun-2014 22:47 EST | CURR | PS PMT 3C

consumers and merchants engaging in e-commerce transactions on marketplaces. According to data provided as of March 2014 by our 14 strategic delivery partners we work with, they employed over 950,000 delivery personnel in more than 600 cities and 31 provinces, directly controlled municipalities and autonomous regions in China. Collectively, they operated more than 1,700 distribution centers and more than 100,000 delivery stations. This network managed the delivery of 5.0 billion packages from our China retail marketplaces to consumers in 2013. We believe orders from transactions generated on our marketplaces represented a significant portion of our logistics partners' total delivery volumes in 2013 and, accordingly, the data of our major logistics partners provide a representative picture of the scope of logistics capabilities in China today.

As a result of these factors, we expect more consumers to shop online and increase the breadth of their purchases across multiple categories. In addition, certain factors that have traditionally limited the growth of online shopping in China, including the quality and coverage of the logistics network and the convenience and availability of online payment services, are no longer limiting factors. According to iResearch, China's online shopping is expected to increase from RMB1,841 billion (US$296 billion) in 2013 to RMB3,790 billion (US$610 billion) in 2016 at a CAGR of 27.2%. China's online shopping penetration rate, defined as online shopping market size as a percentage of total consumption, is also expected to increase from 7.9% in 2013 to 11.5% at the end of 2016, according to iResearch.

Online shopping in China
(in billions of RMB)

27.2% CAGR from '13-'16E
128
263
461
785
1,320
1,841
2,420
3,119
3,790
2008
2009
2010
2011
2012
2013
2014E
2015E
2016E

Source: iResearch, January 2012 and April 2014

Online shopping penetration in China
(Online shopping as % of total consumption)

1.1%
2.0%
2.9%
4.3%
6.3%
7.9%
9.1%
10.4%
11.5%
2008
2009
2010
2011
2012
2013
2014E
2015E
2016E

Source: iResearch, January 2012 and April 2014

Our Strengths

We believe that the following strengths contribute to our success and are differentiating factors that set us apart from our peers.

Management Team with Owner Mentality and Proven Track Record

Our management team's clear sense of mission, long-term focus and commitment to the values that define the Alibaba culture have been central to our successful track record. Our management team has been remarkably stable and has created and grown leading businesses organically, including Taobao Marketplace, Tmall, Alibaba.com, Alibaba Cloud Computing and our related company Alipay. We built early leadership in mobile commerce through self-developed mobile app products, including the Mobile Taobao App and Alipay mobile payment applications. Our management team is organized as a partnership and we believe this partnership culture, as well as substantial long-term equity ownership, encourage our business leaders to think like owners rather than agents. Our management team acts with a keen sense of responsibility for the success of our customers, employees and shareholders.

Trusted Brands

Alibaba, Taobao, Tmall and Alipay are well recognized and trusted brands in China. Due to the strength of these brands, a majority of our customers navigate directly to our China retail marketplaces to find the products and services they are seeking instead of via third-party search engines. Our brands represent superior product selection, convenience and trust. As a company, we believe consumers perceive us to be a leader in the Internet industry, which engenders trust in our products and services. Through our China retail marketplaces and associated mobile apps, our products and services have become a part of people's daily lives in China.

141

PROJECT ORANGE | RR Donnelley ProFile | NCR sokki0dc | 14-Jun-2014 13:51 EST | 709111 TX 142 30*
PROSPECTUS | HKG | 13-Jun-2014 22:47 EST CURR | PS PMT 1C

Thriving Ecosystem with Powerful Network Effects

We do not just operate a company; we view ourselves as the steward of a thriving ecosystem with responsibility for developing and balancing the ecosystem for the benefit of all participants. This provides us with the following key advantages:

- The participants in our ecosystem are invested in its success and growth. These participants, including buyers, sellers, brands, producers, marketing affiliates, logistics providers, retail operating partners, developers and other service providers, all derive significant economic value from the continued success of the ecosystem. We believe our ecosystem drives the livelihood of many of the sellers and third-party service providers, and as a result the interests of these participants are aligned with ours to ensure the continued success of our ecosystem.
- The interactions among these participants create value for one another as our ecosystem expands and generates strong network effects. More merchants on our marketplaces increase the choices available to consumers, and more consumers on our marketplaces increase the potential sales for merchants through a self-reinforcing, mutually beneficial network effect. In addition, services offered by other participants in our ecosystem enhance the user experience on our platform. These network effects increase the loyalty and frequency of use of our marketplaces by buyers and make it difficult to replicate our ecosystem.
- Our Taobao Marketplace is central to the ecosystem. Taobao Marketplace had an average of over 100 million unique daily visitors in December 2013. These visitors could be tapped as potential buyers for many of our marketplaces and services, including those we currently offer and those that we expect to develop. For example, Tmall and Juhuasuan source a significant amount of buyer traffic from Taobao Marketplace, thereby significantly reducing their customer acquisition costs. Sellers on Tmall may acquire buyer traffic through online marketing services displayed on Taobao Marketplace. In addition, when a buyer conducts a search on Taobao Marketplace, the results include storefronts and product listings across both Taobao Marketplace and Tmall to better meet the buyer's needs as well as provide the most relevant results. The Taobao Marketplace home page also includes links to Tmall and Juhuasuan that draw additional traffic to those marketplaces.
- The scope of our ecosystem and the network effects it creates also significantly reduce our reliance on a sales force for our marketing services. The sellers on our marketplaces are also our online marketing customers, and accordingly are drawn to purchase services from us without significant sales or marketing efforts on our part. For example, Alimama accesses the large Taobao Marketplace merchant base as customers for online marketing services without the need to rely on a field sales team.

Mobile Leadership

We are the leader in mobile commerce in China in terms of mobile retail GMV. Mobile transactions represented 27.4% of our total GMV in the three months ended March 31, 2014. According to iResearch,

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PROJECT ORANGE RR Donnelley ProFile NCR chanc2hk 14-Jun-2014 19:27 EST 709111 TX 143 58*
PROSPECTUS HKG 13-Jun-2014 22:47 EST CURR PS PMT 1C

In addition, our mobile leadership is exhibited by our large mobile user base:

- we had [163] million mobile MAUs on our China retail marketplaces in March 2014; and
- UCWeb had [275] million active users globally during March 2014.

Our mobile apps are top-of-mind commerce apps among Chinese consumers and we believe that our leading market position in mobile commerce reflects the strong brands of our China retail marketplaces. As with users visiting our web-based marketplaces, users of our mobile apps have strong commercial intent, generally resulting in significant conversion into sales for merchants. Because of the strong commercial intent of users visiting our marketplaces, we believe that we are well-positioned to monetize our mobile user base in the future.

Scalable Logistics Platform

We offer sellers on our marketplaces the benefits of a distributed and scalable logistics platform and information system to provide high quality delivery services to sellers and buyers on a large scale. In 2013, we facilitated the delivery of 5.0 billion packages generated from transactions on our China retail marketplaces, a number of packages that represented 54% of the 9.2 billion packages that, according to the State Post Bureau of the PRC, were delivered by delivery companies in China meeting certain minimum revenue thresholds. The scalability of this network was demonstrated by its success in the handling of 156 million packages generated on our Singles Day promotion in 2013 compared to a daily average of 13.7 million packages generated from transactions on our China retail marketplaces in 2013. 143-A

We have established a network of logistics providers who are linked to us through our proprietary logistics information system, which is operated by China Smart Logistics. This logistics information system allows all participants to share information on order specifics, delivery status and user feedback and enables us to provide a higher quality experience to both sellers and buyers.

Our platform approach helps to address the requirements of facilitating the delivery of packages across a wide range of product categories from millions of sellers to hundreds of millions of buyers in dispersed locations across China. We do not directly own the physical infrastructure or employ delivery personnel. Instead, we work with multiple logistics providers to achieve flexible, scalable and responsive service and cost effectiveness for both sellers and buyers. Because we do not operate our own logistics network and because of our scale, the logistics companies we work with view us as a key partner rather than as a competitor.

Reliable, Scalable and Cost-effective Proprietary Technology

The substantial volume of transactions and data generated on our marketplaces and interactions among participants in our ecosystem necessitates a reliable, scalable and cost-effective technology infrastructure. We have made significant investments in our infrastructure and data technology to support the strong growth in our business. We have developed proprietary technology such as our distributed relational database, general purpose computing clusters, content delivery networks, data management platform and personalized product search engines. The development of proprietary technology has minimized our reliance on third-party commercial hardware and software, reduced our operating costs and given us the flexibility to innovate and rapidly scale our business. The reliability and scalability of our technology infrastructure is evidenced, for example, by our successful processing of 254 million orders within 24 hours during our Singles Day promotion on November 11, 2013. In addition, due to the volume of transactions, the "always-on" nature of our marketplaces and the stringent security demands of commerce and payment transactions, we are able to attract world-class talent looking to solve difficult, complex and large-scale engineering challenges.

Data Insights

Data from consumer behavior and transactions completed on our marketplaces and interactions among participants in our ecosystem provide us with valuable insights to help us and our sellers improve the buyer

143

PROJECT ORANGE RR Donnelley ProFile NCR chanc2hk 14-Jun-2014 19:27 EST 709111 TX 144 36*
PROSPECTUS HKG 13-Jun-2014 22:47 EST CURR PS PMT 1C

experience, operate more efficiently and create innovative products and services. For example, we provide data to sellers on a real-time basis to enable them to better understand industry trends in the sectors in which they operate, as well as to help them target and acquire customers. Through our data management platform, or DMP, we work with brands and merchants to enhance understanding of their customer data and to direct targeted marketing to a broader base of consumers with similar attributes. For buyers, we use our data to create a better shopping experience by personalizing search results and shopping recommendations. We also leverage our data to help our logistics partners improve their fulfillment and delivery systems, processes and resource allocation.

Our Third-party Platform Business Model

Our business model is to connect buyers and sellers and enable them to do business. Unlike many e-commerce companies, we do not sell directly to customers and we do not compete against the merchants on our marketplaces or against various service providers, logistics companies or other participants of our ecosystem. Our exclusively third-party platform business model allows us to scale rapidly without the risks and capital requirements of sourcing, merchandising and holding inventory borne by direct sale companies. This business model drives our profitability and strong cash flow, which give us the flexibility to further improve our platform and customer experience, expand our ecosystem and aggressively invest in people, technology, innovative products and strategically important assets.

Our Strategies

The key elements of our strategy to grow our business include:

Increase Active Buyers and Wallet Share

There were 255 million active buyers on our China retail marketplaces in fiscal year 2014. In fiscal year 2014, the average active buyer on our China retail marketplaces placed 50 orders, up from 42 orders in fiscal year 2013 and 34 orders in fiscal year 2012. We will continue to develop and market the value proposition of our retail marketplaces to attract new buyers as well as increase the wallet share of existing buyers through more frequent buying and buying across more product categories. We intend to achieve growth through customer loyalty programs, high quality customer service, marketing and promotional campaigns, and expansion of marketing affiliates, as well as by promoting the usage of our various mobile commerce apps such as our Mobile Taobao App.

Expand Categories and Offerings

In fiscal year 2014, the average active buyer on our China retail marketplaces placed orders in 9.8 of our 115 product categories, compared to 9.0 product categories in fiscal year 2013 and 7.7 product categories in fiscal year 2012. We believe that growth in the number of product and service categories and products and services purchased within each category contributes to higher average spending per customer and therefore increases GMV. We aim to enhance the shopping experience for consumers, increase consumer engagement and create additional opportunities for merchants by developing and promoting additional categories and offerings. For example, we have recently taken initiatives to launch or expand offerings in specialty categories such as groceries, digital entertainment and local services. We will continue to explore ways to improve consumer satisfaction on our marketplaces so that consumers will buy across more product categories. We intend to complement organic product category expansion with strategic alliances, investments and acquisitions.

Extend Our Mobile Leadership

The number of mobile MAUs increased by 19.9% from 136 million in the month ended December 31, 2013 to 163 million in the month ended March 31, 2014. In addition, mobile GMV transacted on our China retail marketplaces accounted for 76.2% and 76.4% of total mobile retail GMV in China in the twelve months ended — 144-A

144

PROJECT ORANGE RR Donnelley ProFile NCR chanc2hk 14-Jun-2014 19:27 EST 709111 TX 145 42*
PROSPECTUS HKG 13-Jun-2014 22:47 EST CURR PS PMT 1C

December 31, 2013 and the three months ended March 31, 2014, respectively, according to iResearch. We intend to extend our leadership in mobile commerce through mobile product improvements that enhance consumer experience. We intend to build upon our strength in mobile commerce to develop a broader spectrum of consumer offerings, such as location-based services, O2O services and digital content, in order to fulfill our vision of becoming central to the everyday lives of our customers. In addition, we have launched mobile apps for sellers to manage their online storefronts and maintain relationships with their customers, thereby enhancing the loyalty among merchants toward our platform. We expect UCweb will further extend our mobile leadership. In March 2014, UCWeb had [275] million active users who accessed its mobile browser app globally. With this acquisition, we will provide various mobile value-added services, including mobile search, mobile reading, app distribution and a mobile games platform. We will also continue to look for ways to increase our mobile user base and engagement through strategic alliances, investments and acquisitions.

By pursuing this "user first" strategy to focus on user experience enhancement and user base expansion, we believe that we will be able to drive more GMV that will provide economic benefits to our sellers and create additional monetization opportunities in the future. We will continue to gather data insights and explore ways to monetize user traffic on our mobile platform without disrupting user experience.

Enhance the Success of Sellers on a Broad Basis

We aim to increase the success of a broad base of sellers on our marketplaces by increasing their exposure to relevant buyer demand and providing them with more tools such as data science applications to manage their relationships with customers, in order to enable a more personalized shopping experience. We offer Qianniu (千牛), an integrated platform for communication and productivity tools that allows sellers on Taobao Marketplace and Tmall to manage their operations more efficiently. Sellers also use Weitao (微淘), our mobile social media platform that enables sellers to provide information regarding their brands, promotions and other topics to buyers. We use data analytics to help sellers target consumers and increase the rate of conversion from visits to transactions. In addition, through our Taobao University program, we offer sellers training and education to help them improve the operation of their online storefronts and marketing and sales activities.

Enhance Data and Cloud Computing Technologies

We believe data generated on our marketplaces can provide significant value to our customers and other ecosystem participants. We will continue to implement our data strategy through the application of data intelligence and deep learning technologies to several fields, including marketplace design, user interface, search, targeted marketing, logistics, location-based services and financial services, among others.

We believe cloud computing will become an essential component of the infrastructure of e-commerce. In the past five years we have invested in and developed our proprietary cloud infrastructure to support our own businesses and those of third parties, including our sellers. We will continue to invest heavily in our cloud computing platform to support our own businesses and those of third parties.

Develop Cross-border Commerce Opportunities

Our international strategy is focused on leveraging cross-border linkages to our ecosystem that enable foreign brands and merchants to access the Chinese consumer market without significant capital investments while providing Chinese manufacturers and merchants a platform to reach businesses and consumers across the world.

Tmall Global – Chinese consumers buying goods shipped from overseas. To address the increasing demand for foreign brands by Chinese consumers, we have developed Tmall Global as an extension of the Tmall platform. While major foreign brands that have physical operations in China are well-represented on Tmall, we also aim to establish Tmall Global as the premier platform for overseas brands and retailers to reach Chinese

145

PROJECT ORANGE RR Donnelley ProFile NCR chanc2hk 14-Jun-2014 19:27 EST 709111 TX 147 29*
PROSPECTUS [redacted] HKG 13-Jun-2014 22:47 EST CURR PS PMT 1C

As our ecosystem expands, new jobs are created. According to a research report jointly authored by AliResearch, our internal research division, and the School of Social Sciences of Tsinghua University, as of June 2013, the merchants on Taobao Marketplace and Tmall employed approximately 9.7 million people to work directly for the online storefronts of those merchants. In addition, various service providers in logistics, marketing, consulting, operations outsourcing, training and other professions employed approximately 2.0 million people, according to the same source.

Value Proposition to Consumers

The large and growing number of the consumers we serve and the increasing frequency with which they shop on our marketplaces reflect our value proposition to consumers. In fiscal year 2014, we had 255 million annual active buyers who placed an average of 50 orders during this period.

Anything you want, anytime, anywhere. With 796 million product and service listings offered by sellers on our China retail marketplaces across over 100 product categories and approximately 2,000 sub-categories as of December 31, 2013, consumers have access to a wide selection of products ranging from high volume items to more niche, tailored and personalized products, or so-called "long-tail" products, all through our websites and mobile apps on a 24-hour a day, 7-day a week basis.

We believe that the following factors drive the consumer experience on our platform:

Selection and value for money. With 8 million annual active sellers on Taobao Marketplace in fiscal year 2014 and over 100,000 brands on Tmall as of December 31, 2013, our marketplaces offer consumers competitive pricing across a broad range of categories.

Personalization. Our data analytic and data management capabilities allow us to anticipate buyer needs and tailor product offering displays, matching buyers with the most relevant merchants.

Reliability. Consumers rely on feedback on the sellers, product reviews and seller rating systems to give them the transparency and comfort they need in choosing from whom to buy.

Product quality and consumer protection. Our marketplace rules encourage sellers to make product quality their priority. Sellers on Tmall are required to offer consumer protection programs, such as guaranteed returns and product warranties. Sellers on Taobao Marketplace are required to offer certain consumer protection measures and may also choose to participate in additional return and warranty programs. The sellers who participate in additional consumer protection programs generally do more business on our marketplace.

Convenient payment. The escrow services provided by Alipay on our China and International retail marketplaces are designed to make payment safe, fast and easy for consumers who use that service whether they shop on a computer or a mobile device.

Reliable and timely delivery. The central logistics information system we provide through China Smart Logistics enables sellers to fulfill and deliver orders in timely and reliable ways, with real-time information being provided to buyers on delivery status. Logistics service providers, such as express delivery companies, relied on this information system to fulfill and deliver an average of 13.7 million packages per day to consumers in 2013.

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PROJECT ORANGE	RR Donnelley ProFile	NCR balav1dc	14-Jun-2014 02:32 EST		709111 TX 152	14*
PROSPECTUS		HKG	13-Jun-2014 22:47 EST	CURR	PS PMT	4C

Taobao Marketplace

We launched Taobao Marketplace in 2003 as a free platform for buyers to explore and discover products and sellers to establish a low-cost online presence. Taobao means "search for treasure" in Chinese and has become synonymous with online shopping in China. Users may access Taobao Marketplace anytime, anywhere through the Taobao website, our Mobile Taobao App and our mobile-optimized website. According to iResearch, Taobao was the number one C2C marketplace in terms of gross merchandise volume in China in 2013. Our Mobile Taobao App has been the most popular mobile commerce app in China from August 2012 to April 2014 (the most recent month available) in terms of mobile MAUs, according to iResearch. Our Mobile Taobao App not only serves as an extension of desktop access to Taobao Marketplace but has additional in-app services that cater to mobile users, such as comparison shopping, location-based services, social engagement, digital entertainment and payments. For example, Weitao, one of our in-app services on Mobile Taobao App, is a social media platform where buyers sign up to follow a seller and see news and promotions published by the sellers they follow.

— 152-A

— 152-B

Taobao Marketplace - Desktop homepage

Search
Personalized Promotions
淘宝网
环保竹纤维面料
CCTV力荐
Categories
Personalized Recommendations

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PROJECT ORANGE | RR Donnelley ProFile | NCR balav1dc | 14-Jun-2014 04:14 EST | 709111 TX 157 39*
PROSPECTUS | START PAGE | HKG | 13-Jun-2014 22:47 EST | CURR | PS PMT 4C

Tmall

We launched Tmall in 2008 as an online platform featuring brands and retailers with each seller having a uniquely identifiable online storefront. Users may access Tmall anytime, anywhere through the Tmall website and the mobile apps and mobile-optimized websites provided by Taobao Marketplace and Tmall. According to iResearch, Tmall is the largest brands and retail platform in China in terms of GMV in 2013, including direct sales companies and platform operators. — 157-A

Tmall caters to online and mobile consumers looking for branded products and a premium shopping experience. It is a trusted platform for consumers to buy both homegrown and international branded products and products that are not available in traditional retail outlets. Brands and retailers operate their own stores on the Tmall platform with unique identities, look and feel, enabling sellers to control their own branding and merchandising. We believe the strong buyer traffic, autonomy and flexibility for sellers to operate their own stores, and the fact that Tmall does not operate a direct sale business to compete for customer traffic, make Tmall the platform of choice for brands and retailers. Because of the presence of a large number of global brands and the stringent requirements for merchants to operate on Tmall, a presence on Tmall has become a validation of quality, allowing merchants to take advantage of our significant traffic to extend and build brand awareness.

Tmall - Desktop homepage

Categories
Channel highlights
Search
天猫 TMALL.COM
5月9日开业巨献
台湾NO.1医美品牌
Account details
Followed brands
Personalized recommendations

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PROJECT ORANGE	RR Donnelley ProFile	NCR balav1dc	14-Jun-2014 04:15 EST	709111 TX 164	36*
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Juhuasuan Group Buying Marketplace

Launched in 2010, Juhuasuan was the most popular online group buying marketplace in China based on its monthly active users in 2013, according to iResearch. We believe Juhuasuan is the largest online group buying site in the world based on gross merchandise volume in 2013. GMV generated on Juhuasuan amounted to RMB58.2 billion (US$9.4 billion) in fiscal year 2014. — 164-A

Juhuasuan - Desktop homepage

Categories
Promotions
Channels
聚划算
ITALY
意大利
Featured brands
Cartier
PHILIPS

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Alibaba.com

Alibaba.com was our first online commerce platform, launched in 1999. Alibaba.com is a leading English-language wholesale platform focused on supporting global trade, which was China's largest global online wholesale marketplace by revenue in 2013, according to iResearch. Sellers on Alibaba.com are typically manufacturers and distributors based in China and other manufacturing countries such as India, Pakistan, the United States and Japan. — 168-A

Alibaba.com - Desktop homepage

Categories
Search
Promoted products
Additional enablers
Categories
e-Credit Line
Order Shipped, Pay Later
Search
Our Sourcing Services
STYLE SALE
Wholesale Checkout
Source from Top Global Suppliers

Sellers on Alibaba.com may pay for an annual Gold Supplier membership to host a premium storefront with product listings on the marketplace. Sellers may also purchase an upgraded membership package to receive value-added services such as upgraded storefront management tools, P4P marketing services, higher rankings from keyword search, custom clearance, VAT refund and other import/export business solutions. Buyers on Alibaba.com are located in numerous countries all over the world, with the United States, India and the United Kingdom being among the leading countries. Buyers are typically SMEs engaged in the import and export

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data generated on our marketplaces enable us to construct a powerful search engine that generates personalized results.

Our online marketing technology platform powers our performance-based and display marketing on our marketplaces and on Taobao Affiliate Network, as well as our real-time online bidding systems. It supports millions of online marketers and delivers tens of billions of online marketing impressions every day. Our online marketing technology enables us to continuously improve the effectiveness of our online marketing services for our sellers through the use of aggregated behavioral targeting data and analytics.

Deep Learning

Alimama utilizes cloud-based deep learning extensively to enhance the consumer targeting efficiency of our P4P marketing, display marketing and DMP service offerings. Supported by our Apsara cloud computing system, Alimama operates a cluster of servers that is capable of analyzing terabytes of data points for the modeling of tens of billions online advertising impressions. With rich consumer data generated from our China retail marketplaces, we utilize our proprietary algorithms to evaluate the quality of advertising inventory from thousands of publishers and make predictions of click through rates and conversion rates of online marketing messages. This capability enables sellers to improve consumer targeting efficiency and enhance the return on investments for online marketers.

Security

We are committed to maintaining a secure e-commerce ecosystem. Every day, our backend security system handles more than 15 million instances of malicious attacks to safeguard the security on our platform. In 2012, more than 60% of the phishing sites in China were identified and reported by our security technology according to the 2012 annual report of the Anti-Phishing Alliance of China, a sub-division of CNNIC. Our proprietary anti-phishing software has an installed base of more than 200 million users, and protects users from phishing websites in real-time. 182-A

Sales and Marketing

We employ a variety of methods to attract potential sellers and buyers, registered users, paying members, online marketers and other ecosystem participants and promote our brands. Our user base has expanded primarily through word-of-mouth.

We generate the majority of our revenues through online marketing services to our sellers. As these sellers are mostly participants on our marketplaces, we do not need to rely on a large sales force for our retail marketplaces. The majority of our sales staff are engaged in selling membership packages to registered members of our wholesale marketplaces through telephone sales and field sales.

Intellectual Property

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We also enter into confidentiality and invention assignment agreements with all of our employees, and we rigorously control access to our proprietary technology and information. As of December 31, 2013, we had 323 issued patents and 837 publicly filed patent applications in China and 512 issued patents and 1,762 publicly filed patent applications in various countries and jurisdictions internationally. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

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Appendix 2 to the Letter to the SEC dated June 16, 2014

Summary Organization Chart
Board of Directors
Strategic Committee “CODM”
Customer Facing Units [Managers]
Alibaba.com [Sophie Minzhi WU]
1688.com [Sophie Minzhi WU]
AliExpress [Qian WU]
Taobao [Jeff Jianfeng ZHANG]
Tmall.com [Yulei WANG]
Juhuasuan [Yulei WANG]
Yun OS [Peng JIANG]
Cloud Computing [Peng JIANG]
Restaurant and Take-Out [Yulei WANG]
Video [Chunning LIU]
Travel [Shaohua LI]
Music [Chunning LIU]
Digital Map [Yongfu YU]
Games [Chunning LIU]
Digital Books [Chunning LIU]
Mobile Browser [Yongfu YU]
Shared
Services
Platforms
[Managers]
Online marketing services [Hua WANG]
Search technology platform [Jeff Jianfeng ZHANG]
Merchant services platform [Xiruo WANG]
Infrastructure operations [Zhenfei LIU]
Security platform [Xiaofeng SHAO]
Back end
support
departments
[Managers]
Procurement platform [Pei WANG]
Human resources, finance, legal, corporate affairs, administration etc. [Various managers]
Confidential
Alibaba Group